4.9

04024485

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

PROCESSED
APR 22 2004
THOMSON FINANCIAL

REGISTRANT'S NAME Bull

*CURRENT ADDRESS 68, route de Versailles
78430 Louveciennes
France

**FORMER NAME Compagnie Des Machines Bull

**NEW ADDRESS

FILE NO. 82- 04847 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT :

04 APR -9 AM 7:21

Bull

Bull

Société Anonyme au capital de 340 397 798 euros – Siège social : 68, route de Versailles – 78430 Louveciennes
Tél. : 01 39 66 60 60 – 542 046 065 R.C.S. Versailles

Company ("Société Anonyme") with a registered share capital of 340 397 798 euros
Registered Office 68, route de Versailles - 78430 Louveciennes
542 046 065 Versailles Trade and Companies registry number – Tél. : 01 39 66 60 60

ASSEMBLÉE GÉNÉRALE MIXTE DES ACTIONNAIRES DU 26 JUIN 2002

(Documents visés par l'article 133 du décret n° 67-236 du 23 mars 1967)

JOINT ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF JUNE 26, 2002

(documents referred to in section 133 of the Decree N° 67-236 of March 23, 1967)

Mesdames et messieurs les actionnaires de Bull sont convoqués en **Assemblée Générale Mixte,** ordinaire et extraordinaire, le mercredi 26 juin 2002 à 15 heures au Centre de congrès Les Pyramides, 16, av. de Saint-Germain, 78560 Port-Marly, Salon Ramsès, en vue de délibérer sur l'ordre du jour suivant :

- rapport du Conseil d'Administration ;
- rapports des commissaires aux comptes ;

Session ordinaire :

- Approbation des comptes sociaux et consolidés de l'exercice clos le 31 décembre 2001 ;
- Affectation du résultat de l'exercice ;
- Approbation du rapport spécial des Commissaires aux Comptes en application des articles L 225-38 et suivants du Code de commerce ;
- Ratification de la cooptation d'un administrateur faite par le Conseil d'Administration ;
- Renouvellement du mandat d'un administrateur ;
- Autorisation à conférer à la Société à l'effet de renouveler son programme de rachat de ses propres actions.

Session extraordinaire :

- Autorisation à conférer au Conseil d'administration d'émettre des actions et/ou des valeurs mobilières donnant accès au capital, avec maintien du droit préférentiel de souscription des actionnaires ;
- Autorisation à conférer au Conseil d'administration d'émettre des actions et/ou des valeurs mobilières donnant accès au capital, avec suppression du droit préférentiel de souscription des actionnaires et faculté de leur conférer un droit de priorité ;
- Limitation du montant global des autorisations d'augmentation du capital immédiate et/ou à terme avec et sans suppression du droit préférentiel de souscription des actionnaires, tels que visées aux deux points précédents ;
- Autorisation donnée au Conseil d'administration d'augmenter le capital social en cas d'OPA et d'OPE ;
- Autorisation à donner au Conseil en vue d'augmenter le capital social au profit des salariés du Groupe Bull ;
- Mise en harmonie des statuts avec les nouvelles dispositions légales résultant du Code de commerce et de la loi sur les nouvelles régulations économiques n° 2001-420 du 15 mai 2001 ;
- Délégation de pouvoirs pour formalités.

Le Conseil d'Administration

N.B. : Le texte faisant foi est le texte français.

The shareholders of Bull are convened for the Joint Ordinary and Extraordinary Shareholder's Meeting scheduled for Wednesday, June 26, 2002 at 3 PM at Centre de congrès Les Pyramides, 16, av. de Saint-Germain, 78560 Port-Marly, Salon Ramsès, to deliberate on the following agenda :

- *Report of the Board of Directors*
- *Reports of the Statutory Auditors*

Decisions falling under the Ordinary General Shareholders' Meeting

- *Approval of the consolidated and corporate financial statements for the financial year ended December 31, 2001 ;*
- *Allocation of the year's earnings ;*
- *Approval of the Auditors' special report pursuant to Articles L225-38 et seq. of the Commercial Code ;*
- *Ratification of the appointment of a Director by the Board of Directors ;*
- *Renewal of a Director's mandate ;*
- *Authorization to be granted to the company to renew its shares buy-back program.*

Decisions falling under the Extraordinary General Shareholders' Meeting

- *Authorization to be granted to the Board of Directors to issue shares and/or securities giving access to capital, with preferred subscription rights for shareholders ;*
- *Authorization to be granted to the Board of Directors to issue shares and/or securities giving access to capital, without preferred subscription rights for shareholders and an authorization to grant priority rights ;*
- *Limitation of the agregate amount of immediate and future capital increases, with and without preferred subscription rights for shareholders, as mentioned under the two previous items ;*
- *Authorization to be granted to the Board of Directors to increase registered capital for the benefit of Bull Group employees ;*
- *Authorization to be granted to the Board of Direcrors to increase registered capital for the benefit of Bull Group employees ;*
- *Harmonization of the Articles of Association with the new legal provisions resulting from the Commercial Code and the New Economic Regulations Act number 2001-420 of May 15, 2001 ;*
- *Delegation of powers in order to carry out formalities.*

The board of Directors

N.B. : The French text prevails.

PROJET DE TEXTE DES RÉSOLUTIONS À ASSEMBLÉE GÉNÉRALE MIXTE DES ACTIONNAIRES DU 26 JUIN 2002

DRAFT RESOLUTIONS TO THE JOINT GENERAL SHAREHOLDERS' MEETING, JUNE 26, 2002

DÉCISIONS RELEVANT DE LA COMPÉTENCE DE L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

Première résolution : Approbation des comptes consolidés de l'exercice 2001

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport des Commissaires aux Comptes, approuve, dans toutes leurs parties, les comptes consolidés de l'exercice clos le 31 décembre 2001 se traduisant par une perte de 253 000 000 d'euros.

Deuxième résolution : Approbation des comptes sociaux de l'exercice 2001

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport général des Commissaires aux Comptes, approuve, dans toutes leurs parties, les comptes sociaux de l'exercice clos le 31 décembre 2001 se traduisant par une perte nette comptable de 253 126 534,63 euros.

En conséquence, elle donne à tous les administrateurs et aux Commissaires aux Comptes quitus complet et définitif de l'exécution de leur mandat pour l'exercice clos à cette date.

Troisième résolution : Affectation du résultat de l'exercice

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et après avoir constaté l'existence d'une perte nette comptable de 253 126 534,63 euros pour l'exercice, décide d'affecter ce résultat au compte report à nouveau, celui-ci présentant, après cette affectation, un solde négatif, porté de – 309 542 358,84 euros à – 562 668 893,47 euros.

Il est rappelé qu'il n'a pas été distribué de dividende au titre des exercices clos les 31 décembre 1998, 31 décembre 1999 et 31 décembre 2000.

Quatrième résolution : Conventions réglementées

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'administration et du rapport spécial des Commissaires aux comptes sur les conventions visées aux articles L 225-38 et suivants du Code de commerce approuve les termes et contenu de ce rapport.

Cinquième résolution : Ratification de la cooptation comme administrateur de M. Pierre Bonelli

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, ratifie la cooptation de M. Pierre Bonelli faite par le Conseil d'Administration en date du 2 décembre 2001, en remplacement de M. Guy de Panafieu, démissionnaire, et pour la durée du mandat de celui-ci restant à courir, soit jusqu'à l'issue de l'Assemblée Générale appelée à statuer sur les comptes de l'exercice 2002.

DECISIONS FALLING UNDER THE AUTHORITY OF THE ORDINARY GENERAL SHAREHOLDERS' MEETING

First resolution : Approval of the consolidated financial statements for the year 2001

The Shareholders' Meeting, voting with the quorum and majority conditions required for the Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors and the statutory auditor's general report, approves in their entirety the consolidated financial statements of the financial year ended December 31, 2001, closing with a loss of 253,000,000 euros.

Second resolution: Approval of the corporate financial statements for the year 2001

The Shareholders' Meeting, voting with the quorum and majority conditions required for the Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors and the statutory auditor's general report, approves in their entirety the corporate financial statements of the financial year ended December 31, 2001, closing with an accounting net loss of 253,126,534.63 euros.

Consequently, it completely and permanently discharges all the Directors and statutory auditors of the execution of their mandate for the fiscal year ended on this date.

Third resolution: Allocation of the year's earnings

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors and acknowledged the existence of an accounting net loss of 253,126,534.63 euros for the fiscal year 2001, decides to allocate this result to the carry forward. After this allocation, the carry forward presents a negative balance, increased from – 309,542,358.84 euros to – 562,668,893.47 euros.

It is reiterated that no dividends were distributed for the fiscal years ended on December 31, 1998, December 31, 1999 and December 31, 2000.

Fourth resolution: Particular agreements between Bull and its Directors or other companies having one or more Directors in common

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors and the special report of the statutory auditors on the agreements described in Articles L225-38 et seq. of the Commercial Code, approves the terms and contents of this report.

Fifth resolution: Ratification of the appointment of Mr Pierre Bonelli as Director

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors, ratifies the appointment of Mr Pierre Bonelli done by the Board of Directors' meeting of December 2, 2001, replacing Mr Guy de Panafieu who resigned, for the duration of the latter's mandate, that is until the shareholders' meeting which will decide on the financial statements of the fiscal year 2002.

Bull

Sixième résolution : Renouvellement du mandat d'administrateur de Mme Jeanne Seyvet

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, décide, conformément aux dispositions légales, de procéder à la nomination en qualité d'administrateur de Mme Jeanne Seyvet représentant l'Etat et dont le mandat a été reconduit par arrêté ministériel en date du 4 février 2002 et ce pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'Assemblée Générale qui sera appelée à statuer sur les comptes de l'exercice 2004.

Septième résolution : Programme de rachat d'actions par la Société

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, autorise le Conseil d'Administration, conformément aux dispositions des articles L. 225-209 et suivants du Code de commerce, à procéder à des rachats de ses propres actions, dans la limite de 10% de son capital social soit dans la limite de 17019889 actions, par tous moyens, par intervention sur le marché ou de gré à gré, y compris par rachat de bloc d'actions de gré à gré ou autrement lors d'opérations hors marché et/ou par utilisation de tous instruments financiers dérivés ou autres négociés sur un marché réglementé ou de gré à gré (pouvant comprendre notamment, mais non limitativement, la mise en place de stratégies optionnelles telles que achat, vente d'options d'achat et de vente et toutes combinaisons de celles-ci), conformément à la réglementation en vigueur, en vue de les conserver et/ou, par tous moyens analogues à ceux visés ci-dessus, les céder, les transférer et/ou les affecter à un but ou une opération déterminée notamment, mais non limitativement, pour – (i) les céder, les prêter, les attribuer, les donner en garantie de quelque manière que ce soit pour permettre l'attribution et/ou l'acquisition d'actions de la Société par les salariés et/ou mandataires sociaux de la Société et/ou du groupe, dans le cadre de plans d'actionnariat salarié ou de plans d'épargne d'entreprise, de la participation ou de plans d'intéressement des salariés aux fruits et à l'expansion de l'entreprise, de plan d'achat d'actions au profit des salariés et/ou mandataires sociaux de la Société et/ou du Groupe, et/ou pour – (ii) tous achats et/ou vente d'actions, toutes remises d'actions en paiement, ou en échange, par voie d'offre initiée par la Société ou autrement, dans le cadre de toutes opérations de croissance externe et/ou d'offre publique, et/ou pour – (iii) favoriser le débouclage de participations croisées et/ou, si nécessaire, faciliter ou permettre des opérations de réorganisation de la structure du capital, et/ou pour – (iv) intervenir si nécessaire, en contre-tendance, sur le marché de son titre aux fins de régularisation des cours, et/ou pour – (v) permettre la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit de quelque manière que ce soit à l'attribution d'actions de la Société, et – (vi) plus généralement permettre ou faciliter toutes opérations de gestion patrimoniale, financières ou autres du capital ou des fonds propres.

A cet effet, elle autorise le Conseil d'Administration à intervenir, pour racheter des actions de la Société aux fins et dans les limites ci-dessus et aux conditions financières suivantes :

- montant maximal global d'achat : 250 millions d'euros ;
- prix d'achat maximum par action : 15 euros.
- prix de vente minimum par action : 1 euro ;

L'Assemblée Générale confère tous pouvoirs au Conseil d'Administration, avec faculté de subdélégation à son Président, pour la mise en œuvre de ce programme de rachat d'actions et toutes ses suites et conséquences directes et indirectes.

La présente autorisation pourra être utilisée à tout moment pendant la durée de sa validité y compris en période d'offre publique.

La présente délégation est valable pour une durée de dix-huit mois à compter de la présente Assemblée et annule et remplace l'autorisation précédemment accordée par l'Assemblé Générale des actionnaires du 3 mai 2001.

Sixth resolution: Renewal of the Director's mandate of Mrs Jeanne Seyvet

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors, decides, in accordance with legal provisions, to appoint Mrs Jeanne Seyvet as Director representing the State, whose mandate was renewed by Ministerial Decree of February 4, 2002, for the statutory term of three years, that is until the shareholders'meeting which will decide on the financial statements of the fiscal year 2004.

Seventh resolution: Company shares buy-back program

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors, authorizes the Board of Directors, in accordance with the provisions of Articles L225-209 et seq. *of the Commercial Code, to proceed to buy back its own shares, up to a limit of 10% of the registered capital that is to a maximum of 17,019,889 shares, by any means, through market intervention or over the counter, including buy-back of a group of shares over the counter or otherwise, by operations outside the market and/or by use of all financial instruments derivative or otherwise traded on a regulated market or over the counter (including, but not exclusively, the implementation of optional strategies such as purchasing, sale of options to buy and of options to sell and all possible combinations of these), in accordance with the rules and regulations in force, in order to retain them and/or, by any means analogous to those stated above, sell, transfer and/or allocate them for a purpose or specified operation, particularly, but not exclusively, in order to (i) sell, lend, allocate, utilize them as guarantee of any type whatsoever, in order to allow the allocation and/or acquisition of the Company's shares by the staff and/or representatives of the Company and/or the group, in the framework of employee shareholding or company savings schemes, participation or employee profit-sharing schemes, share purchase plans for the benefit of the Company's and the Group's staff and representatives, and/or for (ii) all purchases and sales of shares, all deliveries of shares being paid for or exchanged, by means of an offer initiated by the Company or otherwise, in the framework of all external growth operations and/or public bid, and/or for (iii) encouraging the undoing of cross holdings and/or, if necessary, facilitating or allowing operations for capital restructuring, and/or for (iv) intervening, if necessary, on the stock exchange in order to stabilize the share's quotation, and/or for (v) allowing the delivery of shares in case of the exercise of rights associated to securities giving right, in whichever manner, to the allotment of company shares; and/or for (vi) more generally, allowing or facilitating all asset and financial management operations or other management of capital or shareholders' equity.*

For this purpose, the Shareholders' Meeting authorizes the Board of Directors to intervene in order to buy back company's shares for the purposes and within the limits stated above, and under the following financial conditions:

- *maximum total amount of purchase: 250 million euros*
- *minimum sales price per share: 1 euro*
- *maximum purchase price per share: 15 euros*

The Shareholders' Meeting grants all powers to the Board of Directors, with authority to sub-delegate to its Chairman, concerning the implementation of this share buy-back program and all of its effects and direct and indirect consequences.

This authorization may be put into effect at any time during its duration of validity, including during a period of take-over bid.

This delegation will be valid for a duration of eighteen (18) months as from the date of this Shareholders' Meeting. It cancels and supersedes the authorization previously granted by the Shareholders' Meeting on May 3, 2001.

DÉCISIONS RELEVANT DE LA COMPÉTENCE
DE L'ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE

Huitième résolution : Emission avec maintien du droit préférentiel de souscription d'actions et de valeurs mobilières donnant accès au capital social

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, du rapport des commissaires aux comptes et conformément aux dispositions de l'article L 225-129 III du Code de Commerce

1) Délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, en euros et/ou en devises, à l'émission d'actions ordinaires ou autres de la Société, assorties ou non de bons de souscription d'actions ainsi que de toutes valeurs mobilières de quelque nature que ce soit, donnant accès, par création ou par élévation du nominal des titres existants, immédiatement et/ou à terme, par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à des actions de la Société déjà émises ou à émettre ; l'émission de ces titres pouvant également intervenir par compensation de créances, primes d'émission, incorporation de réserves ou autres suivie de la création et/ou l'attribution gratuite de titres de capital et/ou de l'élévation du nominal des titres de capital existants ;

2) Décide que le montant nominal total des augmentations de capital social susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la délégation susvisée, ne pourra être supérieure à 100000000 (cent millions) d'euros, montant auquel s'ajoutera le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions, étant précisé que le montant nominal des augmentations de capital résultant des obligations à bons de souscription d'actions et des bons de souscription d'actions ou des certificats d'investissement ne pourra, respectivement, être supérieur à 100000000 (cent millions) d'euros ;

3) Décide, en outre que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieur à 100000000 (cent millions) d'euros ou en contre-valeur de ce montant en cas d'émission en monnaie étrangère ou en unité de compte fixée par référence à plusieurs monnaies ;

4) Décide que les actionnaires pourront exercer, dans les conditions prévues par la loi, leur droit préférentiel de souscription à titre irréductible. En outre, le Conseil d'administration aura la faculté de conférer aux actionnaires le droit de souscrire à titre réductible un nombre de valeurs mobilières supérieur à celui qu'ils pourraient souscrire à titre irréductible, proportionnellement aux droits de souscription dont ils disposent et, en tout état de cause, dans la limite de leur demande.

   Si les souscriptions à titre irréductible, et le cas échéant, à titre réductible, n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Conseil pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :

   - limiter l'émission au montant des souscriptions sous la condition que celui-ci atteigne, au moins, les trois-quarts de l'émission décidée ;
   - répartir librement tout ou partie des titres non souscrits ;
   - offrir au public tout ou partie des titres non souscrits.

5) Décide que l'émission de bons de souscription d'actions de la Société en application de l'article L 228-95 du Code de Commerce pourra avoir lieu soit par offre de souscription dans les conditions prévues ci-dessus, soit par attribution gratuite aux propriétaires des actions anciennes, étant précisé qu'en cas d'attribution gratuite de bons, le Conseil d'Administration aura la faculté de décider que les droits d'attribution formant rompus ne

DECISIONS FALLING UNDER THE AUTHORITY
OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

Eighth resolution: Issuance with preservation of the preferential subscription right of shares and securities giving access to the registered capital

The Shareholders' Meeting, voting with the quorum and majority conditions required for Extraordinary Shareholders' Meetings, after having heard the report of the Board of Directors and the special report of the statutory auditors, and pursuant to the provisions of Article L 225-129 III of the commercial code:

1) Delegates to the Board of Directors the required powers in order to proceed, once or several times, in the proportions and at the times that it will deem appropriate, both in France and abroad, in euros and/or in other currencies, to the issuance of company shares, ordinary or otherwise, accompanied or not by equity warrants, as well as of any securities of any type whatsoever, giving access, by issuance or nominal value increase of existing securities, immediately or upon maturity, by subscription, conversion, exchange, reimbursement, warrant presentation or any other procedure, to existing or new shares of the company; issued or to be issued through debt compensation, issue options, capitalization of reserves or other means, followed by the issuance and/or free allocation of securities and/or the nominal value increase of existing securities;

2) Decides that the total amount of the increases of registered capital likely to be performed immediately or upon maturity, pursuant to the above mentioned authorization, shall not exceed a nominal amount of 100,000,000 (one hundred million) euros, to which will be added, as appropriate, the nominal value of the additional shares to be issued in order to safeguard the rights of the holders of securities giving right to shares, pursuant to the relevant legal provisions. It is noted that the nominal value of capital increases resulting from bond with equity warrants and equity warrants or investment certificates shall not exceed, respectively, 100,000,000 (one hundred million) euros;

3) Decides, furthermore, that the nominal value of the debt securities to be issued pursuant to the above mentioned authorization shall not exceed 100,000,000 (one hundred million) euros or its exchange value in other currencies or in an account unit established with reference to several currencies;

4) Decides that the shareholders can exercise, under the terms and conditions provided by the law, their right to preferential application, as of right, for new shares. Furthermore, the Board of Directors shall be entitled to grant the shareholders a right to application for excess shares, in proportion to the share rights they hold and, in any case, within the limits of their request.

   If the subscriptions as of right and, as the case may be, the excess share subscriptions have not covered the total amount of the shares or securities issued such as defined above, the Board of Directors shall be entitled to exercise, following the sequence which it deems appropriate, one or the other of the powers below:

   - *to limit the issued amount to the total amount of applications, provided that this amount is equivalent to a minimum of three quarters (75%) of the previously decided amount;*
   - *to freely allocate all or part of the non-subscribed securities;*
   - *to offer to the public all or part of the non-subscribed securities.*

5) Decides that the issuance of Company's equity warrants pursuant to Article L-228-95 of the Commercial Code can take place either by an invitation to subscription under the terms described above, or by free allocation to the holders of existing shares. It is noted that in the case of a free allocation of equity warrants, the Board of Directors will be entitled to decide that the allocation rights resulting in fractional shares shall not be traded and that the corresponding rights will be sold. The proceeds of such sales shall be allocated to the right holders ...

seront pas négociables et que les droits correspondants seront vendus, les sommes provenant de la vente étant allouées aux titulaires des droits au plus tard dans les trente jours après la date d'inscription à leur compte du nombre entier d'actions ;

6) Constate que, le cas échéant, la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des actions de la Société, susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit ;

Décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons ;

7) Décide que la somme revenant, ou devant revenir, à la Société pour chacune des actions émises dans le cadre de la délégation susvisée, sera au moins égale à la valeur nominale des actions ;

8) Décide que les titres ou valeurs mobilières ainsi émis pourront consister en des titres de créances et notamment des obligations ou titres assimilés ou associés, ou encore en permettre l'émission comme titres intermédiaires. Elles pourront revêtir notamment la forme de titres subordonnés à durée déterminée ou non et être émises en euros et/ou en devises. La durée des emprunts ne pourra excéder 20 ans. Le montant nominal maximal de ces titres de créances ne pourra excéder 100 000 000 (cent millions) d'euros ou leur contre-valeur à la date de la décision d'émission.

9) Décide que le Conseil d'Administration aura tous pouvoirs, avec faculté de subdélégation à son Président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance même rétroactive des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis, et, le cas échéant de prévoir les conditions de leur rachat en bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachés aux valeurs mobilières à émettre pendant un délai qui ne pourra excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires. En outre, le Conseil ou son Président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin ou au placement des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts ;

En cas d'émission de titres d'emprunt, le Conseil d'Administration aura tous pouvoirs, avec faculté de subdélégation au Président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions du marché et les conditions dans lesquelles ces titres donneront droit à des actions de la Société.

10) En cas d'incorporation au capital de réserves, bénéfices ou primes, l'Assemblée autorise le Conseil d'Administration à décider que les droits formant rompus ne seront pas négociables et que les titres seront vendus, les sommes provenant de la vente étant alloués aux titulaires de droits au plus tard trente jours après la date d'inscription du nombre entier de titres attribués.

11) Décide que la délégation ainsi conférée au Conseil d'Administration est valable pour une durée de vingt-six mois à compter de la présente Assemblée et qu'elle annule et remplace l'autorisation précédemment accordée par l'Assemblée Générale des Actionnaires du 13 avril 2000.

latest thirty days after the date on which the whole number of allotted shares is registered on their shareholder account ;

6) Observes that, as the case may be, the above mentioned authorization prevails fully, to the benefit of the holders of securities giving future rights to company shares likely to be issued, the shareholders' waivers of their preferential application rights to shares to which these securities give rights.

Decides to cancel the preferential subscription rights of the shareholders to shares issued through bond conversion or the exercise of equity warrants ;

7) Decides that the amount owed or which should be owed to the Company for each of the shares issued pursuant to the above mentioned authorization, shall be at least equivalent to the nominal value of the shares ;

8) Decides that the securities issued pursuant to the above mentioned provisions may consist of debt securities, bonds, or other associated or similar securities, or otherwise allow their issuance as intermediate securities. These may consist of subsidiary securities for a fixed term or not, and may be issued in euros and/or in foreign currency. Their duration shall not exceed 20 years. The maximum nominal value of these debt securities shall not exceed 100,000,000 (one hundred million) euros or the equivalent exchange value at the date of the issuance decision ;

9) Decides that the Board of Directors shall have full powers, with the capacity to delegate them to its Chairman, under the terms and conditions established by the law, to implement this authorization, with the purpose of determining, inter alia, issuance times and procedures, as well as the form and features of the securities to be issued, to set the issue prices and terms, to set the amounts to be issued, to set the income date, even retroactively, of the securities to be issued, to determine the manner in which the shares, or other issued securities, will be paid up for, and, as the case may be, to decide on the conditions of their buyback on the Stock Exchange, on the possibility of suspending the exercise of share allotment rights related to securities to be issued for a period which shall not exceed three months ; to set the procedures ensuring the safeguarding of the rights of the holders of securities giving right, upon maturity, to the registered capital, pursuant to the legal and regulatory provisions. Furthermore, the Board of Directors or its Chairman will be entitled to charge, as the case may be, any cost allocation to the issue premium, particularly issuance costs ; and, generally, to make all the necessary arrangements in order to achieve successfully the envisaged issuance operations and to register any capital increase resulting from any issuance performed pursuant to this authorization and to make the corresponding changes in the Articles of Incorporation ;

In the case of issuance of debt securities, the Board of Directors shall have all powers, with the capacity to delegate them to its Chairman, to decide upon their subsidiary character or not, to set the interest rate, their term, the fixed or variable reimbursement price, with or without a premium, the depreciation procedures depending on the market conditions and the terms and conditions under which these securities shall give rights to Company shares.

The delegation thus granted to the Board of Directors shall be valid for a period of twenty-six months from the date of this meeting.

10) In the case of capitalization of reserves, profit or premiums, the Shareholders's Meeting authorizes the Board of Directors to decide that the fractional rights shall not be traded and that the corresponding securities shall be sold, the proceeds being distributed amongst the holders of rights at the latest thirty days after the date on which the whole number of allotted shares is registered on their shareholder account ;

11) Decides that the delegation thus granted to the Board of Directors shall be valid for a period of twenty-six (26) months starting from the date of this Shareholders's Meeting and that it cancels and supersedes the authorization previously granted by the Shareholders' Meeting of April 13, 2000.

5

Neuvième résolution : Emission, avec suppression du droit préférentiel de souscription d'actions et de valeurs mobilières donnant accès au capital social

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'administration et du rapport spécial des Commissaires aux comptes et conformément aux dispositions de l'article L 225-129 III du Code de Commerce;

1) Délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder par voie d'appel public à l'épargne, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, en euros et/ou en devises, à l'émission d'actions ordinaires ou autres de la Société assorties ou non de bons de souscriptions d'actions ainsi que de toutes valeurs mobilières de quelque nature que ce soit, donnant accès, immédiatement et/ou à terme, par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à des actions de la Société déjà émises ou à émettre;

2) Décide que le montant des augmentations de capital social susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la délégation susvisée, ne pourra être supérieure à 100 000 000 (cents millions) d'euros en nominal, montant auquel s'ajoutera, le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions étant précisé que le montant nominal des augmentations de capital résultant des obligations à bons de souscription d'actions et des bons de souscription d'actions ou des certificats d'investissement ne pourra, respectivement, être supérieur à 100 000 000 (cent millions) d'euros;

3) Décide, en outre, que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieure à 100 000 000 (cent millions) d'euros, ou en contre-valeur de ce montant en cas d'émission en monnaie étrangère ou en unité de compte fixée par référence à plusieurs monnaies;

4) Décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières à émettre, étant entendu que le Conseil d'administration pourra conférer aux actionnaires la faculté de souscription par priorité sur tout ou partie de l'émission, pendant le délai et aux conditions qu'il fixera. Cette priorité de souscription ne donnera pas lieu à la création de droits négociables, mais pourra, si le Conseil d'administration l'estime opportun, être exercée tant à titre irréductible que réductible;

5) Décide que si les souscriptions des actionnaires et du public n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Conseil pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après:
   - limiter, le cas échéant, l'émission au montant des souscriptions sous la condition que celle-ci atteigne les trois quarts au moins de l'émission décidée;
   - répartir librement tout ou partie des titres non souscrits;

6) Constate que, le cas échéant, la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des actions de la Société, susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit;

   Décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons;

7) Décide que la somme revenant, ou devant revenir, à la Société pour chacune des actions émises dans le cadre de la délégation susvisée, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours constatés en bourse de l'action de la Société pendant dix jours

Ninth resolution: Issuance of shares without preferential subscription rights to shares and securities giving access to the registered capital

The Shareholders' Meeting, voting with the quorum and majority conditions required for Extraordinary Shareholders' Meetings, after having heard the report of the Board of Directors and the special report of the statutory auditors, pursuant to the provisions of Article L 225-129 of the Commercial Code;

1) Delegates to the Board of Directors the necessary powers to proceed, through a public issue, once or several times, in the proportions and at the times that it will deem appropriate, both in France and abroad, in euros and/or in foreign currency, to the issuance of ordinary shares or other shares of the Company, accompanied or not by equity warrants, as well as of any securities of any type whatsoever, giving access, immediately or upon maturity, by subscription, conversion, exchange, reimbursement, warrant presentation or any other procedure, to existing or new shares of the Company;

2) Decides that the total amount of the increases of registered capital likely to be performed immediately or upon maturity, pursuant to the above mentioned authorization, shall not exceed a nominal amount of 100,000,000 (one hundred million) euros, to which will be added, as appropriate, the nominal value of the additional shares to be issued in order to safeguard the rights of the holders of securities giving right to shares, pursuant to the relevant legal provisions. It is noted that the nominal value of capital increases resulting from bond with equity warrants and equity warrants or investment certificates shall not exceed, respectively, 100,000,000 (one hundred million) euros;

3) Decides, furthermore, that the nominal value of the debt securities to be issued pursuant to the above mentioned authorization shall not exceed 100,000,000 (one hundred million) euros or its exchange value in foreign currency or in an account unit established with reference to several currencies;

4) Decides to remove the shareholders' preferential subscription right to the securities to be issued, in the understanding that the Board of Directors shall be able to grant to the shareholders the right to a priority subscription with regard to all or part of the issue, for the duration and under the terms and conditions that shall be set by the above mentioned Board. This priority subscription right shall not generate tradable rights. However, if the Board of Directors deems it appropriate, it may be exercised both as of right and for excess securities;

5) Decides that if the subscriptions of the shareholders and the public have not covered the entire amount of shares or of securities such as defined above, the Board of Directors may exercise, in the sequence which it deems appropriate, one or the other of the powers below:
   - *to limit, as the case may be, the issued amount to the total amount of applications, provided that this amount is equivalent to a minimum of three quarters (75%) of the previously decided issue amount;*
   - *to freely allocate all or part of the non-subscribed securities;*

6) Observes that, as the case may be, the above mentioned authorization prevails fully, to the benefit of the holders of securities giving future rights to company shares likely to be issued, the shareholders' waivers of their preferential application rights to shares to which these securities give rights;

   Decides to cancel the preferential subscription rights of the shareholders to shares issued through bond conversion or the exercise of equity warrants;

7) Decides that the amount owed or which should be owed to the Company for each of the shares issued pursuant to the above mentioned authorization, having taken account of the price of independent equity warrants, in the case of the issuance of such warrants, shall be at least equivalent to the average of the first Stock Exchange quotations of the Company's shares during ten consecutive days chosen among the twenty trading days prece-

consécutifs choisis parmi les vingt jours de bourse précédant le début de l'émission des valeurs mobilières précitées, après le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance ;

8) Décide que les titres ou valeurs mobilières ainsi émis pourront consister en des titres de créances et notamment des obligations ou titres assimilés ou associés, ou encore en permettre l'émission comme titres intermédiaires. Elles pourront revêtir notamment la forme de titres subordonnés à durée déterminée ou non et être émises en euros et/ou en devises. La durée des emprunts ne pourra excéder 20 ans. Le montant nominal maximal de ces titres de créances ne pourra excéder 100 000 000 (cent millions) d'euros ou leur contre-valeur à la date de la décision d'émission.

9) Décide que le Conseil d'Administration pourra, dans la limite du montant global des augmentations de capital visées au 2) ci-dessus, procéder à l'émission, en une ou plusieurs fois, d'actions ou de valeurs mobilières visées au 1) ci-dessus donnant accès, immédiatement ou à terme, à des actions de la Société, destinées à rémunérer des titres apportés à une offre publique dans les conditions et sous les réserves fixées à l'article L 225-148 du Code de commerce ;

10) Décide que le Conseil d'Administration aura tous pouvoirs avec faculté de subdélégation à son Président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance même rétroactive des titres à émettre, de déterminer le mode de libération par tous moyens des actions ou autres titres émis et, le cas échéant de prévoir les conditions de leur rachat en bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachées aux valeurs mobilières à émettre pendant un délai qui ne pourra excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires. En outre, le Conseil ou son Président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin ou au placement des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts.

En cas d'émission de titres d'emprunt, le Conseil d'administration aura tous pouvoirs, avec faculté de subdélégation au Président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions de marché et les conditions dans lesquelles ces titres donneront droit à des actions de la Société.

11) Décide que la délégation ainsi conférée au Conseil d'administration est valable, pour une durée de vingt-six mois à compter de la présente Assemblée et qu'elle annule et remplace l'autorisation précédemment accordée par l'Assemblée Générale des Actionnaires du 13 avril 2000.

Dixième résolution : Limitation du montant des autorisations découlant des huitième et neuvième résolutions

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, comme conséquence et sous réserve de l'adoption des 8e et 9e résolutions, décide de fixer à 100 000 000 (cent millions) d'euros, le montant nominal maximum des augmentations de capital social, immédiate et/ou à terme, susceptibles d'être réalisées en

ding the beginning of the issuance of the above mentioned securities, after, as may be the case, an adjustment of this average in order to take into account the income date.

8) Decides that the securities issued pursuant to the above mentioned provisions may consist of debt securities, bonds, or other associated or similar securities, or otherwise allow their issuance as intermediate securities. These may consist of subsidiary securities for a fixed term or not, and may be issued in euros and/or in foreign currency. Their duration shall not exceed 20 years. The maximum nominal value of these debt securities shall not exceed 100,000,000 (one hundred million) euros or the equivalent exchange value at the date of the issuance decision ;

9) Decides that the Board of Directors may, within the framework of the total amount of capital increases set forth in 2) above, proceed to the issuance, at one or more times, of shares or securities as set forth in 1) above, giving right, immediately or later, to Company's shares, intended to pay for the securities brought to a public offer under the terms and conditions and subject to the reservations established by L225-148 of the Commercial Code ;

10) Decides that the Board of Directors shall have full powers, with the capacity to delegate them to its Chairman, under the terms and conditions established by the law, to implement this authorization, with the purpose of determining, inter alia, the issuance dates and procedures, as well as the form and features of the securities to be issued, to set the issue prices and terms, to set the amounts to be issued, to set the income date, even retroactively, of the securities to be issued, to determine the manner by any means in which the shares, or other issued securities, will be paid up for, and, as the case may be, to decide on the conditions of their buy-back on the Stock Exchange, on the possibility of suspending the exercise of share allotment rights related to securities to be issued during a period which shall not exceed three months ; to set the procedures ensuring the safeguarding of the rights of the holders of securities giving right, upon maturity, to the registered capital, pursuant to the legal and regulatory provisions. Furthermore, the Board of Directors or its Chairman shall be entitled to charge, as the case may be, any cost allocation, particularly regarding issuance costs, to the issue premiums ; and, generally, to make all the necessary arrangements in order to achieve the envisaged issuance operations and to register any capital increase resulting from any issuance performed pursuant to this authorization and to modify the Articles of Association accordingly.

In the case of issuance of debt securities, the Board of Directors shall have all powers, with the capacity to delegate them to its Chairman, to decide upon their subsidiary character or not, to set the interest rate, their term, the fixed or variable reimbursement price, with or without a premium, the depreciation procedures depending on the market conditions and the terms and conditions under which these securities shall give rights to Company shares ;

11) Decides that the delegation thus granted to the Board of Directors shall be valid for a period of twenty-six (26) months starting from the date of this Shareholders's Meeting and that it cancels and supersedes the authorization previously granted by the Shareholders' Meeting of April 13, 2000.

Tenth resolution : Authorized amounts deriving from the eighth and ninth resolutions

The Shareholders' Meeting, voting with the quorum and majority conditions required for Extraordinary Shareholders' Meetings, after having heard the report of the Board of Directors, pursuant to and subject to the adoption of Resolutions n° 8 and 9, decides to set the maximum nominal amount of registered capital increases likely to be performed pursuant to the authorizations granted by the above mentioned resolutions, immediately or at maturity, at

vertu des autorisations conférées par les résolutions susvisées, étant précisé qu'à ce montant nominal s'ajoutera, éventuellement, le montant nominal des actions à émettre en supplément pour préserver les droits des titulaires des valeurs mobilières donnant droit à des actions conformément à la loi.

La présente délégation annule et remplace l'autorisation précédemment accordée par l'Assemblée Générale des Actionnaires du 13 avril 2000.

Onzième résolution : Autorisation à donner au conseil d'administration d'augmenter le capital social en cas d'OPA ou d'OPE

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et conformément aux dispositions de l'article L 225-129 IV du Code de Commerce, autorise expressément le Conseil d'Administration à utiliser en tout ou en partie, en une ou plusieurs fois, en période d'offre publique d'achat ou d'échange portant sur les titres de la société, les délégations qui lui ont été consenties ci-dessus, pour augmenter par tous les moyens légaux, le capital de la société.

Le Conseil d'Administration aura tous pouvoirs, avec faculté de délégation à son Président pour déterminer les modalités d'utilisation et de mise en œuvre de la présente autorisation.

Cette autorisation est valable jusqu'à la prochaine assemblée générale appelée à statuer sur les comptes de l'exercice écoulé.

Douzième résolution : Autorisation à donner au conseil en vue d'augmenter le capital social au profit des salariés du Groupe Bull

L'Assemblée générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des Commissaires aux comptes :

I – Autorise le Conseil d'Administration, conformément aux dispositions des articles du Code de commerce, à augmenter le capital de la société en une ou plusieurs fois par l'émission d'actions ordinaires destinées à être souscrite exclusivement par les salariés de la société Bull et/ou des sociétés qui lui sont liées et adhérents à un plan d'épargne d'entreprise ou à un plan partenarial d'épargne salariale volontaire, existant ou susceptible d'être mis en place sur les actions de la société dans les conditions prévues à l'article L443-5 du Code du travail.

Le nombre maximum d'actions ordinaires pouvant être émises au titre de la présente autorisation ne pourra excéder 3 % du capital, cette limite étant appréciée au jour de l'émission.

L'Assemblée Générale décide de supprimer le droit préférentiel de souscription des actionnaires, au profit des salariés souscripteurs.

La présente délégation est valable pour une durée de trois ans à compter du jour de la présente Assemblée.

II – Donne tous pouvoirs au conseil d'administration pour :

réaliser, dans la limite du plafond d'augmentation du capital qu'elle a déterminé, l'émission d'actions nouvelles réservées aux salariés ; fixer les modalités de cette émission ; déterminer le prix de souscription des actions nouvelles, étant entendu que le prix de souscription ne pourra être ni supérieur à la moyenne des cours cotés aux vingt séances de bourse précédant le jour de la décision du conseil d'administration fixant la date d'ouverture de la souscription, ni inférieur de plus de 20 % à cette moyenne, ou de 30 % dans le cas d'un plan partenarial d'épargne salariale volontaire ; prévoir, le cas échéant, l'attribution gratuite d'actions ou autres titres donnant accès au capital ; prévoir la mise en place d'un plan d'épargne d'entreprise ou d'un plan partenarial d'épargne salariale volontaire si nécessaire ; constater la réalisation de l'augmentation de capital correspondante ; accomplir ou faire accomplir tous actes et formalités à effet de rendre définitives l'augmentation ou les augmentations de capital à réaliser en exécution de la présente résolution ; procéder à la modification corrélative des statuts et faire tout ce qui sera nécessaire.

Le conseil informera chaque année l'assemblée générale ordinaire des opérations réalisées dans le cadre de la présente résolution.

100,000,000 (one hundred million) euros. It is noted that the nominal value of shares to be additionally issued, as the case may be, in order to safeguard, pursuant to legal provisions, the rights of the holders of securities giving rights to shares, will be added to the above mentioned amount.

This delegation of powers cancels and supersedes the authorization previously granted by the Shareholders' Meeting of April 13, 2000.

Eleventh resolution : Authorization to be granted to the Board of Directors to increase the registered capital in case of a take-over bid or a public offer of exchange

The Shareholders' Meeting, voting with the quorum and majority conditions required for Extraordinary Shareholders' meetings, after having heard the report of the Board of Directors and pursuant to the provisions of Article L225-129 IV of the Commercial Code, expressly authorizes the Board of Directors to exercise, fully or partly, once or several times, during the period of take-over bid or public offer of exchange concerning the Company shares, the above mentioned delegation of powers granted to it, in order to increase, through all legal means, the Company capital.

The Board of Directors shall have full powers, with the right of delegation to its Chairman, to define the means and procedures of implementation of this authorization.

This authorization shall be valid until the next Shareholders' Meeting called to decide on the financial statements of the fiscal year ended.

Twelfth resolution : Authorization to be granted to the Board of Directors to increase the Company registered capital to the benefit of Bull Group employees

The Shareholders' Meeting, voting with the quorum and majority conditions required for Extraordinary Shareholders' Meetings, after having heard the report of the Board of Directors and the special report of the statutory auditors:

I – Authorizes the Board of Directors, pursuant to the provisions of Article L 225-129 et seq. of the Commercial Code, to increase the Company's capital, at one or more times, through the issuance of ordinary shares exclusively reserved to the employees of Bull corporation and/or of affiliated companies who adhere to a corporate savings scheme or to a voluntary employee partnership savings scheme, existing or likely to be set up on the basis of company shares under the terms and conditions established by Article L443-5 of the Labour Law. The maximum number of ordinary shares to be issued pursuant to this authorization shall not exceed 3% of the capital, as calculated on the date of issuance.

The Shareholders's Meeting decides to cancel the shareholders' preferred subscription rights in favour of shareholding employees.

This authorization shall be valid for a period of three years, starting from the date of this Shareholders' Meeting.

II – Grants the Board of Directors full powers to :

– issue new shares reserved to employees within the above mentioned limit of capital increases ; define the ways and means of this issue ; set the price of new shares, in the understanding that this price shall not be higher than the average price of the twenty trading days preceding the date of the decision of the Board of Directors that set the date of the subscription opening ; nor shall it be lower than this average by more than 20%, or 30% in the case of a voluntary employee partnership savings scheme ; make arrangements, should the need arise, for the free allotment of shares or other securities giving access to the capital ; make arrangements, if necessary, for the establishment of a voluntary partnership employee savings scheme ; register the corresponding capital increases ; perform or delegate all tasks and formalities pursuant to the capital increases to be achieved as a result of the implementation of this resolution provisions ; amend Articles of Association accordingly and generally make all necessary arrangements.

The Board of Directors shall inform the Ordinary Shareholders' Meeting every year of actions taken pursuant to this resolution.

La présente délégation annule et remplace l'autorisation précédemment accordée par l'Assemblée Générale des actionnaires du 13 avril 2000.

This delegation of powers cancels and supersedes the authorization previously granted by the Shareholders' Meeting of April 13, 2000.

Treizième résolution : Mise en harmonie des statuts de la Société avec les nouvelles dispositions légales

L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires décide de mettre les statuts de la société en harmonie avec les nouvelles dispositions légales résultant du Code de commerce et de la loi sur les nouvelles régulations économiques n° 2001- 420 du 15 mai 2001.

A cet effet les articles 1 ; 13 ; 16 ; 17 ; 18 ; 19 ; 20 ; 21 ; 24 ; 25 ; 26 ; 27 et 33 des statuts sont modifiés comme suit :

Article 1 – forme

Le terme « de la loi du 24 juillet 1966 » est remplacée par le terme « du Code de commerce ».

Article 13 – composition du conseil d'administration

- Les références à la loi du 24 juillet 1966 sur les sociétés commerciales sont supprimées et remplacées par les articles correspondants du nouveau Code de commerce,
- le 1.a) est modifié pour tenir compte de la nouvelle limitation du nombre maximal d'administrateurs résultant de la loi du 15 mai 2001. Ce nombre précédemment fixé à 24, est remplacé par 18.
- le 2 est dorénavant rédigé comme suit :

il est ajouté deux alinéas qui figuraient dans les précédents statuts à l'article 16 :

a) le premier alinéa est sans changement, il est simplement appelé a)

b) le deuxième alinéa est rédigé comme suit :

Le Conseil d'Administration peut désigner un secrétaire qui peut être pris en dehors des administrateurs ou actionnaires,

c) Le Conseil d'Administration peut décider la création de comités chargés d'étudier les questions que lui même ou son Président soumet, pour avis, à leur examen. Il fixe la composition, les attributions et la rémunération des comités qui exercent leur activité sous sa responsabilité.

Article 16 – Bureau du Conseil – Présidence – Direction Générale

L'article 16 est dorénavant rédigé comme suit :

La direction générale de la société est assumée, sous sa responsabilité, soit par le président du conseil d'administration qui porte alors le titre de Président-Directeur Général, soit par une autre personne physique nommée par le conseil d'administration et portant le titre de directeur général.

Le conseil d'administration choisit entre les deux modalités d'exercice de la direction générale visées au premier alinéa. Si le conseil d'administration ne confie pas la direction générale au Président, il nomme parmi les administrateurs ou non, à la majorité simple des administrateurs présents ou représentés, un directeur général et fixe la durée de ses fonctions qui ne sauraient, s'il est administrateur, excéder la durée de ce mandat.

Les actionnaires de la société et les tiers seront informés de ce choix dans les conditions définies par décret.

Le conseil d'administration pourra modifier son choix à condition d'en informer les tiers et les actionnaires conformément à la réglementation en vigueur.

Article 16-1. Président du conseil d'administration

Le président du conseil d'administration représente le conseil d'administration. Il organise et dirige les travaux de celui-ci, dont il rend compte à l'assemblée générale. Il veille au bon fonctionnement des organes de la société et s'assure, en particulier, que les administrateurs sont en mesure de remplir leur mission.

Lorsque le président du conseil d'administration assume la direction générale de la société, les stipulations de l'article 16-2 lui sont applicables.

Thirteenth resolution : Harmonization of Company Articles of Association with the new legal provisions

The Shareholders' Meeting voting with the quorum and majority conditions required for Extraordinary Shareholders' Meetings decides to harmonize the Company Articles of Association with the new Commercial Code and the provisions of the New Economic Regulations Act n° 2001-420 of May 15, 2001.

Articles 1 ; 13 ; 16 ; 17 ; 18 ; 19 ; 20 ; 21 ; 24 ; 25 ; 26 ; 27 and 33 of the Articles of Association shall be accordingly amended as follows :

Article 1 – form

The term "of the law of July 24, 1966" shall be replaced by the terms "of the Commercial Code".

Article 13 – membership of the Board of Directors

- *References to the law of July 24, 1966 on commercial companies, shall be deleted and replaced by the corresponding articles of the new Commercial Code.*
- *Paragraph 1.a) shall be amended to reflect the new maximum number of Directors stipulated by the law of May 15, 2001. This number, previously 24, has been reduced to 18.*
- *Paragraph 2 shall read as follows :*

Two paragraphs are added, which were previously part of article 16 :

a) The first paragraph remains unchanged but is now a)

b) The second paragraph reads as follows :

"The Board of Directors may appoint a secretary, who may be chosen from outside the Directors and shareholders."

c) The Board of Directors may decide on the establishment of committees to examine matters which the Board itself, or its Chairman, submits to their consideration. The Board shall decide on the membership, powers and remuneration of the committees operating under its responsibility.

Article 16 – Bureau of the Board – Chairmanship – General Management

Article 16 shall read as follows :

The Chairman of the Board of Directors, who has in this case the title of Chairman and Chief Executive Officer, or another natural person appointed by the Board of Directors, having the title of Managing Director or Chief Executive Officer, shall be in charge of the general management of the Company, under his/her own responsibility.

The Board of Directors shall choose between the two above mentioned modalities. If the Board of Directors does not entrust the task of general management to its Chairman, it shall appoint a Chief Executive Officer, who may be a Director or not, and stipulate the period of duration of his/her duties, which, if he/she is a Director, shall not exceed the duration of his/her term as such. The CEO shall be elected by simple majority of the Directors present or represented.

The Company shareholders and third parties shall be informed of this appointment according to conditions set out by a decree.

The Board of Directors may change its decision subject to the relevant information to shareholders and third parties, pursuant to the current rules and regulations.

Article 16-1. Chairman of the Board of Directors

The Chairman of the Board of Directors represents the Board. He/she organizes and runs the Board's operations and reports thereof to the Shareholders Meeting. He/she supervises the correct functioning of the Company's various bodies and ascertains, in particular, that the Directors are able to fulfil their tasks.

Article 16-2. Directeur général

Le directeur général est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la société. Il exerce ces pouvoirs dans la limite de l'objet social et sous réserve de ceux que la loi attribue expressément aux assemblées d'actionnaires et au conseil d'administration.

Il représente la société dans ses rapports avec les tiers.

La société est engagée même par les actes du directeur général qui ne relèvent pas de l'objet social, à moins qu'elle ne prouve que le tiers savait que l'acte dépassait cet objet ou qu'il ne pouvait l'ignorer compte tenu des circonstances, étant exclu que la seule publication des statuts suffise à constituer cette preuve.

Les dispositions des statuts ou les décisions du conseil d'administration limitant les pouvoirs du directeur général sont inopposables aux tiers.

Le conseil d'administration détermine la rémunération du directeur général.

Le Conseil d'Administration peut autoriser le Directeur Général à donner des cautions, avals ou garanties au nom de la société dans les délais et conditions prévus par la loi.

Le directeur général est révocable à tout moment par le conseil d'administration.

Article 16-3. Directeurs généraux délégués

Sur proposition du directeur général, le conseil d'administration peut nommer une ou plusieurs personnes physiques chargées d'assister le directeur général, avec le titre de directeur général délégué.

Le nombre maximum des directeurs généraux délégués est de cinq.

En accord avec le directeur général, le conseil d'administration détermine l'étendue et la durée des pouvoirs conférés aux directeurs généraux délégués. Les directeurs généraux délégués disposent, à l'égard des tiers, des mêmes pouvoirs que le directeur général. Le conseil d'administration détermine la rémunération des directeurs généraux délégués.

Sur proposition du directeur général, le conseil d'administration peut révoquer à tout moment le ou les directeurs généraux délégués.

Lorsque le directeur général cesse ou est empêché d'exercer ses fonctions, les directeurs généraux délégués conservent, sauf décision contraire du conseil, leurs fonctions et leurs attributions jusqu'à la nomination du nouveau directeur général.

Article 17 – Délibérations du Conseil

1° – l'alinéa 1 est sans changement

Sont ajoutés les alinéas suivants :

Le directeur général peut éventuellement aussi demander au président de convoquer le conseil d'administration sur un ordre du jour déterminé. Le président est lié par les demandes qui lui sont ainsi adressées.

Le Conseil se réunit, soit au siège social, soit en tout autre lieu.

Le 2° est désormais rédigé comme suit :

2° Les administrateurs peuvent se faire représenter à chaque séance par un autre administrateur, mais un administrateur ne peut représenter, comme mandataire, qu'un seul autre administrateur. Les pouvoirs ne sont valables que pour une séance et peuvent être donnés par simple lettre ou télégramme.

Ces dispositions sont applicables au représentant permanent d'une personne morale administrateur.

Sauf dans les cas prévus par la loi, sont réputés présents pour le calcul du quorum et de la majorité les administrateurs qui participent à la réunion du conseil par des moyens de visioconférence, sous réserve du respect de la réglementation en vigueur et selon des modalités et conditions d'utilisation déterminées conformément à cette réglementation.

Le reste de l'article est sans changement.

Article 18 – Procès-verbaux

Le 2° de l'article est désormais complété comme suit :

If the Chairman of the Board of Directors is in charge of the general management of the Company, the provisions of Article 16-2 are applicable to him/her.

Article 16-2. Chief Executive Officer

The Chief Executive Officer is invested with the most extensive powers to act in all circumstances on behalf of the Company. He/she shall exercise these powers within the limits of the Company statutory aim and subject to powers those expressly devolved by law to the Shareholders' Meetings and the Board of Directors.

The CEO represents the Company in its dealings with third parties.

The Company's liability is engaged even by those acts of the CEO which do not fall within the framework of the aim of the Company, unless it can prove that the third party was aware that those acts exceeded this aim or could not be unaware of that fact under the circumstances. The publication of the by-laws cannot in itself be held as sufficient proof.

The provisions of the by-laws or the decisions of the Board of Directors limiting the powers of the Chief Executive Officer cannot be legally opposable to third parties.

The Board of Directors determines the amount of the CEO's remuneration.

The Board of Directors may authorize the CEO to grant guarantees or sureties on behalf of the Company, subject to the terms and conditions set out by law.

The Board of Directors may dismiss the Chief Executive Officer at any time.

Article 16-3. Deputy Managing Directors

On the proposal of the Chief Executive Officer, the Board of Directors may appoint one or more natural persons to assist the CEO, with the title of Deputy Managing Directors. Their number shall not exceed five (5).

In agreement with the CEO, the Board of Directors defines the scope and duration of powers granted to the Deputy Managing Directors. With regard to third parties, the latter have the same powers as the CEO.

The Board of Directors determines the remuneration of the Deputy Managing Directors.

On the proposal of the CEO, the Board of Directors may dismiss the Deputy Managing Director(s) at any time.

Upon termination of the CEO's term of function, or if he/she is not in a position to perform his/her duties, the Deputy Managing Director(s) retain, unless the Board of Director decides otherwise, their functions and powers until the appointment of a new CEO.

Article 17 – Board meetings

1° – Paragraph 1 remains unchanged.

The following paragraphs are added:

The CEO may also request the Chairman to hold a Board meeting with a specific agenda. The Chairman is bound by such requests.

The Board may meet either at Company headquarters or in any other place.

Paragraph 2 shall now read as follows:

2° The Directors may be represented at any meeting by another Director, but each Director may represent, by such proxy, only one other Director. The proxy is valid for only one meeting and may be given by letter or telegram.

These provisions are applicable to the permanent representative of a Director which is a legal person.

Except in the cases described by the law, those Directors who participate in a Board meeting by means of videoconferencing are counted as present for quorum and voting purposes, subject to the relevant applicable rules and regulations and according to such modalities and conditions as may be defined pursuant to those regulations.

The rest of Article 17 remains unchanged.

Bull

Les copies ou extrait de procès-verbal des délibérations sont valablement certifiés par le président du conseil d'administration, le directeur général, un directeur général délégué ou un fondé de pouvoir habilité à cet effet.

Article 19 – Pouvoirs du conseil

Le 1° de cet article est refondu et il est dorénavant rédigé comme suit :

1° Le conseil d'administration détermine les orientations de l'activité de la société et veille à leur mise en œuvre. Sous réserve des pouvoirs expressément attribués aux assemblées d'actionnaires et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la société et règle par ses délibérations les affaires qui la concernent.

Dans les rapports avec les tiers, la société est engagée même par les actes du conseil d'administration qui ne relèvent pas de l'objet social, à moins qu'elle ne prouve que le tiers savait que l'acte dépassait cet objet ou qu'il ne pouvait l'ignorer compte tenu des circonstances, étant exclu que la seule publication des statuts suffise à constituer cette preuve.

Le conseil d'administration procède aux contrôles et vérifications qu'il juge opportuns. Chaque administrateur reçoit toutes les informations nécessaires à l'accomplissement de sa mission et peut se faire communiquer tous les documents qu'il estime utiles.

Le 2° est sans changement.

Article 20 – Conventions entre la société et les administrateurs

Cet article est dorénavant rédigé comme suit :

Article 20 – Conventions entre la Société, ses administrateurs et ses actionnaires

Toute convention, à l'exception de celles portant sur des opérations courantes conclues à des conditions normales, intervenant directement ou par personne interposée, entre la société et son directeur général, l'un de ses directeurs généraux délégués, l'un de ses administrateurs, l'un de ses actionnaires disposant d'une fraction des droits de vote supérieure à 5 %, ou, s'il s'agit d'une société actionnaire, la société la contrôlant au sens de l'article L. 233-3 du Code de commerce, doit être soumise à l'autorisation préalable du Conseil d'administration.

Il en est de même des conventions auxquelles l'une de ces personnes est directement intéressée.

Sont également soumises à autorisation préalable les conventions intervenant entre la société et une entreprise, si le directeur général, l'un des directeurs généraux délégués ou l'un des administrateurs de la société est propriétaire, associé indéfiniment responsable, gérant, administrateur, membre du conseil de surveillance ou, de façon générale, dirigeant de cette entreprise.

Le Président donne avis aux commissaires aux comptes des conventions autorisées et les soumet à l'approbation de l'Assemblée Générale.

Les opérations courantes conclues à des conditions normales sont communiquées par l'intéressé au président du conseil d'administration. La liste et l'objet desdites conventions sont communiquées par le président aux membres du conseil d'administration et aux commissaires aux comptes.

Tout actionnaire a le droit d'en obtenir communication.

Les dispositions qui précèdent ne sont pas applicables aux prêts consentis par la société aux administrateurs représentants des salariés, en application des dispositions de l'article L 313-1 du Code de l'Habitat et de la Construction.

Article 21 – Signatures

Le 1° est dorénavant rédigé comme suit :

Soit par le Président du Conseil, quand il assure la direction générale de la société, soit par le Directeur Général, soit le cas échéant, par un mandataire par eux désigné, le tout dans la limite des pouvoirs qu'ils détiennent respectivement.

Le reste de l'article est sans changement.

Article 18 - Minutes

Paragraph 2 of Article 18 is completed as follows:

Copies or extracts of the Minutes may be certified by the Chairman of the Board, the Chief Executive Officer, a Deputy Managing Director or an authorized representative having been granted powers to that effect.

Article 19 – Powers of the Board of Directors

Paragraph 1 of Article 19 has been rewritten and reads now as follows:

1° The Board of Directors defines the main lines of the Company's activities and supervises their implementation. Subject to the powers expressly devolved to the Shareholders' Meetings and within the framework of the aim of the Company, the Board examines all matters related to the correct running of the Company and settles through its deliberations all matters under consideration.

In its dealings with third parties, the Company's liability is engaged even by those acts of the Board of Directors which do not fall within the framework of the aim of the Company, unless it can prove that the third party was aware that those acts exceeded this aim or could not be unaware of that fact under the circumstances. The publication of the Article of Association cannot in itself be held as sufficient proof.

The Board of Directors shall perform such checks and audits as it deems appropriate. Each Director shall receive all the information necessary for the fulfilment of his/her task and may request all documents he/she deems useful thereto.

Paragraph 2 remains unchanged.

Article 20 – Agreements between the Company and the Directors

This article shall read as follows:

Article 20 – Agreements betwenn the Company, its Directors and its shareholders

Any agreement, with the exception of those concerning ordinary operations concluded under normal conditions, concluded directly or indirectly, between the Company and its Chief Executive Officer, one of its Deputy Managing Directors, a Director or a shareholder holding more than 5% of the voting rights, or in the case of a corporate shareholder, the company having a controlling interest in it, as described in Article L233-3 of the Commercial Code, shall be subject to prior authorization by the Board of Directors.

The same provision applies to agreements directly concerning one of the aforementioned persons.

Agreements concluded between the Company and another company shall also be subject to prior authorization if the CEO, a Deputy Managing Director or a Director is an owner, a partner with unlimited responsibilities, manager, director, member of the supervisory board or, in a general sense, responsible for the management of such a company.

The Chairman of the Board shall advise the statutory auditors on the authorized agreements and submit them to the Shareholders' Meeting for approval.

Ordinary agreements concluded under normal conditions shall be communicated by the person concerned to the Chairman of the Board of Directors. The list and purpose of these agreement shall be communicated by the Chairman to the members of the Board of Directors and the statutory auditors.

Each shareholder has the right of access to these informations.

The above provisions are not applicable to loans granted by the Company to Directors representing employees, in accordance with the provisions of Article L313-1 of the Housing and Construction law.

Article 21 – Signatures

Paragraph 1 shall read as follows:

Either by the Chairman of the Board, when he/she is in charge of the general management of the Company, or by the Chief Executive

Article 24 – Composition – réunions – convocations – ordre du jour

Dans le paragraphe 3°– convocation 1.–, le terme dixième du capital est remplacé par 5 % du capital.

Le reste de l'article est sans changement.

Article 25 – Conditions d'admission aux assemblées – vote

Au 2°, il est ajouté un troisième alinéa, rédigé comme suit :

– Sont réputés présents pour le calcul du quorum et de la majorité les actionnaires qui participent à la réunion de l'Assemblée Générale par les moyens de visioconférence ou d'autres moyens de télécommunication permettant leur identification, dans les conditions prévues par la réglementation en vigueur.

Article 26 – Bureau – feuille de présence

Au 1° il est ajouté le terme Directeur général, de sorte que l'article est complété comme suit :

1° L'assemblée est présidée par le Président du Conseil d'Administration, par le Vice-Président ou par le Directeur Général,... le reste de l'article est sans changement

Article 27 – Procès-verbaux

Le 2° de l'article est complété comme suit :

2° Les copies ou extraits de procès-verbaux des assemblées d'actionnaires sont valablement certifiées par le Président du Conseil d'Administration, le Directeur Général, ou par un administrateur exerçant les fonctions de Directeur Général délégué.

Article 33 – Etablissement des comptes

Le 2° de l'article est complété et se termine dorénavant comme suit :

– ... et contenant, éventuellement, des informations sur la manière dont la société prend en compte les conséquences sociales et environnementales de son activité, conformément à la réglementation en vigueur.

Quatorzième résolution : Pouvoirs

L'Assemblée Générale confère tous pouvoirs au porteur d'un original, d'un extrait ou d'une copie du procès-verbal de la présente Assemblée pour effectuer tous dépôts ou formalités nécessaires.

Officer or, as the case may be, by an authorized representative appointed by them, within the framework of their respective powers.

The rest of the article remains unchanged.

Article 24 – Membership – meetings – invitations to attend – agenda

In paragraph 3 – (invitations to attend) 1.–, the term "tenth of the capital" is replaced by 5% of the capital .

The rest of the article remains unchanged.

Article 25- Conditions of admission to Shareholders' Meetings - Voting

A third paragraph as follows is added to number 2 :

– Those shareholders who participate in Shareholders' Meetings by means of videoconferencing or other telecommunication means allowing to identify them are counted as present for quorum and voting purposes, according to such conditions as may be defined pursuant to applicable rules and regulations.

Article 26 – Bureau – Attendance sheet

The term "Chief Executive Officer" is added under n°1, thus the Article reads as follows :

1° The General Meeting is chaired by the Chairman of the Board of Directors, the Vice-Chairman or the Chief Executive Officer, ... the rest of the article remains unchanged.

Article 27 – Minutes

N° 2 is completed as follows :

2° The copies or extracts of Shareholders' Meeting Minutes may be duly certified by the Chairman of the Board of Directors, the Chief Executive Officer, or a Director in charge of the functions of Deputy Managing Director.

Article 33 – Establishment of financial statements

N° 2 is completed as follows :

– ... and containing, as the case may be, information on the ways in which the Company takes account of the social and environmental effects of its activities, pursuant to the regulations in force.

Fourteenth résolution : Powers

The Shareholders' Meeting grants all powers to the bearer of an original, an extract or a copy of the Minutes of this Meeting in order to make all necessary deposits and perform all required formalities.

12

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Special audit report on regulatory agreements
Year ending December 31, 2001

Amyot Exco
Member of Grant Thornton International
104, avenue des Champs Elysées
75008 Paris - France

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine - France

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Special audit report on regulatory agreements
Year ending December 31, 2001

1) In our capacity as the auditors of your company, we hereby present our audit report on the company's regulatory agreements.

Pursuant to article L. 225-40 of the French Commercial Code, we were informed of an agreement that had previously been approved by your Board of Directors.

Our duty is not to determine whether other such agreements exist, but to inform you, based on the information we received, of the essential characteristics and terms of the agreement brought to our attention, without issuing an opinion on its usefulness and validity. In accordance with the provisions of article 92 of the law of March 23, 1967, it is up to you to assess the value of this agreement in order to approve or reject it.

We performed our audit in accordance with generally accepted French auditing principles. These principles require that due diligence be performed in order to ensure that the information we received is consistent with the source documents.

Agreement with the French government

On December 31, 2001, the French government made a €100 million shareholder advance to your company, pursuant to an agreement signed December 27, 2001, which followed the statement made by the French government's representative at the November 19, 2001 meeting of the Board of Directors. The agreement was amended to authorize an additional advance of up to €350 million after the company's executive management presented a recovery plan to the Board of Directors at its March 14, 2002 meeting. These advances are subject in principle to review by the European Commission.

Unless these advances are incorporated in their entirety into your company's shareholders' equity as part of a capital increase, in which the French government would be allowed to participate within the limits of its current rights and in which the other main shareholders besides the French government would also participate, the amount of these advances that had not been incorporated into shareholders' equity must be repaid to the French government. Reimbursement would be effected in one lump sum, to be made no later than June 30, 2003, which is 12 months after the last payment is scheduled to be made by the French government at end-June 2002.

These advances will bear interest at the market rate for the period beginning the day the funds were made available to your company and expiring on the reimbursement date or on the date they are incorporated into the company's shareholders' equity, whichever comes first. If the interest is paid in cash, it falls due on the date the advances are repaid.

Legal entity involved: The French government, which owns more than 5% of Bull's capital stock.

This agreement was previously authorized by the Board of Directors at its November 19, 2001 meeting.

2) We also present to you our report on agreements covered by article L. 225-42 of the French Commercial Code.

Pursuant to article L. 225-240 of this Code, we inform you that this agreement was not previously authorized by your Board of Directors.

Our duty is to inform you, based on the information we received, of the essential characteristics and terms of this agreement as well as the reasons for which the authorization procedure was not followed.

Agreement with Bull Iota

Pursuant to the agreement signed December 20, 2001, your company sold shares in the U.K.-registered company Integris Limited for €3 million to Bull Iota, effective December 28, 2001. Integris Limited[1] will ultimately acquire the entire services business of the U.K.-registered Bull Information Systems Limited once all customer contracts are legally novated, which is expected to occur on March 31, 2002. The December 20, 2001 sale was part of the implementation of the agreement to sell Integris' European services business to the Steria SCA Group.

Director responsible: Gervais Pellisier

We inform you that the Board of Directors of November 19, 2001 reviewed the progress of the negotiations with Steria for the signature of an attachment to the August 31, 2001 agreement for the sale of the European services business. At that time, the details of the proposed transfer of the U.K. services business of Bull Information Systems Limited to Bull Iota via Bull were presented to the Board of Directors, but the specific terms of this transfer were finalized only in December. As a result, your Board of Directors was not able to provide prior approval of the exact terms of the agreement by which the Integris Limited shares were sold to Bull Iota.

Paris and Neuilly-sur-Seine - France, April 12, 2002
The auditors

Amyot Exco
(Member of Grant Thornton International)
Daniel Kurkdjian
Isabelle Fauvel

Deloitte Touche Tohmatsu
Jean-Paul Picard
Frédéric Moulin

[1] NdT: On suppose que "cette société" veut dire Integris Limited, mais le texte français n'est pas clair. Peut-être s'agit-il de Bull Iota ?

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Audit report on the proposed offering of shares and securities giving rights to shares

(combined Annual and Extraordinary Shareholders' Meeting of June 26, 2002)

Amyot Exco
Member of Grant Thornton International
104, avenue des Champs Elysées
75008 Paris - France

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine - France

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Audit report on the proposed offerings of shares and securities giving rights to shares

(combined Annual and Extraordinary Shareholders' Meeting of June 26, 2002)

In our capacity as auditors of your company and in carrying out our duties under articles L.225-129 III and L. 225-135, we hereby present our audit report on the proposed reserved and unreserved share offerings and offering of securities giving rights to company shares (through subscription, conversion, exchange, redemption, tender of a warrant or any other means), which you must approve or reject through the ninth and eighth shareholder resolutions, respectively, and which could immediately or in the future result in capital increases of €100,000,000 for each resolution, but no more than a total of €100,000,000, given the limit set by the tenth resolution of this combined Annual and Extraordinary Shareholders' Meeting.

Your Board of Directors requests that you authorize it to issue common stock or other shares in your company, with or without warrants, as well as all other securities of any type giving rights immediately or in the future to shares in your company by way of a

public offering on one or more occasions, with the amounts and times to be determined at its discretion, in France and abroad, in euros and/or other currencies. The Board also requests that you waive your pre-emptive rights for the share offering described in the ninth resolution, with the understanding that the Board of Directors may grant shareholders subscription rights for all or part of the share offering, according to the schedule and terms determined at its discretion. These subscription rights will create rights that will only be transferable at the discretion of the Board.

The authorization granted to your Board of Directors will remain in effect for a period of 26 (twenty-six) months after this combined Annual and Extraordinary Shareholders' Meeting. This authorization cancels and replaces the previous authorization granted under various resolutions of the Annual Shareholders' Meeting of April 13, 2000.

We have reviewed the proposed offering of shares and securities giving rights to shares of your company described above and performed the due diligence that we felt was necessary in accordance with generally accepted auditing procedures.

Pending further review of the terms of these offerings, we have no particular comments to make on the terms for attributing rights to the shares presented in the Board of Directors' report.

Since the type of securities, offering price and the subscription rights' conversion, exchange and redemption bases and exercise price, as well as the total amount of the offerings, have not been determined, we cannot issue an opinion on either the definitive terms under which the transactions will be made or, as a result, on the proposed waiver of pre-emptive rights, even though in principle this waiver makes sense in the context of the proposed transactions submitted for your approval.

In accordance with the provisions of article 155-2 of the law of March 23, 1967, we will prepare an additional report at the time each of these offerings is made by your Board of Directors.

Paris and Neuilly-sur-Seine - France, April 12, 2002
The auditors

Amyot Exco
(Member of Grant Thornton International)
Daniel Kurkdjian
Isabelle Fauvel

Deloitte Touche Tohmatsu
Jean-Paul Picard
Frédéric Moulin

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Special audit report on the proposed capital increase on one or more occasions reserved for Bull Group employees, members of a company savings plan or a voluntary retirement savings plan.

(combined Annual and Extraordinary
Shareholders' Meeting of June 26, 2002)

Amyot Exco
Member of Grant Thornton International
104, avenue des Champs Elysées
75008 Paris - France

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine – France

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Special audit report on the proposed capital increase on one or more occasions reserved for Bull Group employees, members of a company savings plan or a voluntary retirement savings plan.

(Combined Annual and Extraordinary
Shareholders' Meeting of June 26, 2002)
– 12th resolution –

In our capacity as auditors of your company and in carrying out our duties under article L.225-138 II of the French Commercial Code, we hereby present our audit report on the proposed capital increase. Such increase is to take place through the offering of common stock on one or more occasions that is not to exceed a total of 3% of the existing capital stock on the day(s) of the decision, and is reserved for employees of Bull and/or affiliated companies and members of a company savings plan or voluntary retirement savings plan, either in existence or likely to be implemented, investing in the shares of the company under the terms of article L443-5 of the Labor Code.

Your Board of Directors requests that you authorize it to determine the methods for this transaction and that you waive your pre-emptive rights in favor of subscribing employees.

We have reviewed the proposed capital increase and performed the due diligence that we deemed necessary in accordance with generally accepted auditing principles.

Pending further review of the terms of the proposed capital increase, we have no particular comments to make on the means used in determining the offering price presented in the Board of Directors' report.

Since the amount of the offering price(s) has not yet been determined, we cannot issue an opinion on the definitive terms in which the transactions will be made, and as a result, on the proposed waiver of pre-emptive rights, even though in principle this waiver makes sense in the context of the proposed transactions submitted for your approval.

In accordance with the provisions of article 155-2 of the law of March 23, 1967, we will prepare an additional report at the time each of the capital increases is made by your Board of Directors.

Paris and Neuilly-sur-Seine – France, April 12, 2002
The auditors

Amyot Exco
(Member of Grant Thornton International)
Daniel Kurkdjian
Isabelle Fauvel

Deloitte Touche Tohmatsu
Jean-Paul Picard
Frédéric Moulin

Bull

Bull

04 APR -9 AM 7:21

Société anonyme au capital de 340.397.798 euros – Siège social : 68, route de Versailles -78430 Louveciennes
542 046 065 RCS Versailles

Company ("Société Anonyme") with a registered share capital of 340 397 798 euros
Registered Office 68, route de Versailles -78430 Louveciennes
542 046 065 Versailles Trade and Companies registry number

ASSEMBLÉE GÉNÉRALE MIXTE DES ACTIONNAIRES DU 26 JUIN 2003

(Documents visés par l'article 133 du décret n° 67-236 du 23 mars 1967)

JOINT ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF JUNE 26, 2003

(document referred to in section 133 of the Decree N° 67-236 of March 23, 1967)

Mesdames et messieurs les actionnaires de Bull sont convoqués en Assemblée Générale Mixte, ordinaire et extraordinaire, le Jeudi 26 juin 2003 à 10 heures 30 au Centre de congrès Les Pyramides, 16, av. de Saint-Germain, 78560 Port-Marly, Salon Ramsès, en vue de délibérer sur l'ordre du jour suivant :

- Rapport du Conseil d'Administration,
- Rapports des Commissaires aux comptes,

Session Ordinaire

- Approbation des comptes consolidés et sociaux de l'exercice clos le 31 décembre 2002,
- Affectation du résultat de l'exercice,
- Approbation du rapport spécial des Commissaires aux Comptes, en application des articles L 225-38 et suivants du Code de Commerce,
- Ratification de la cooptation du mandat M. Michel Davancens, faite par le Conseil d'Administration,
- Ratification de la cooptation du mandat M. Tadao Kondo, faite par le Conseil d'Administration,
- Ratification de la Nomination de M. Thierry Francq comme administrateur,
- Nomination de M. Antonio Barrera de Irimo en qualité de nouvel administrateur,
- Renouvellement du mandat d'administrateur de M. Pierre Bonelli,
- Autorisation à conférer à la société, à l'effet de renouveler son programme de rachat de ses propres actions,
- Autorisation à donner au Conseil d'Administration d'émettre un ou plusieurs emprunts obligataires,

Session extraordinaire

- Autorisation à conférer au Conseil d'administration d'émettre des actions et/ou des valeurs mobilières donnant accès au capital, avec maintien du droit préférentiel de souscription des actionnaires,
- Autorisation à conférer au Conseil d'administration d'émettre des actions et/ou des valeurs mobilières donnant accès au capital, avec suppression du droit préférentiel de souscription des actionnaires,
- Limitation du montant global des autorisations d'augmentation du capital immédiate et/ou à terme avec et sans suppression du droit préférentiel de souscription des actionnaires, tels que visées aux deux points précédents,
- Autorisation à donner au Conseil d'Administration d'augmenter le capital social en cas d'OPA et d'OPE,
- Délégation de pouvoirs pour les formalités.

Le Conseil d'Administration

N.B. : Le texte faisant foi est le texte français

The shareholders of Bull are convened for the Joint Ordinary and Extraordinary Shareholder's Meeting scheduled for Thirsday June 26, 2003 at 10:30 AM at Centre de congrès Les Pyramides, 16, av. de Saint-Germain, 78560 Port-Marly, Salon Ramsès, to deliberate on the following agenda :

- *Report of the Board of Directors,*
- *Reports of the Statutory auditors,*

Ordinary resolutions

- *Approval of the consolidated and statutory financial statements for the financial year ended December 31, 2002,*
- *Allocation of the year's earnings,*
- *Approval of the Auditors' special report pursuant to Articles L225-38 et seq. Of the commercial code,*
- *Ratification of the appointment of Mr. Michel Davancens, made by the Board of Directors,*
- *Ratification of the appointment of Mr. Tado Kondo, made by the Board of Directors,*
- *Ratification of the appointment of Mr. Thiérry Francq,*
- *Appointment of Mr. Antonio Barrera de Irimo as new director,*
- *Renewal of the board of Director mandate of Mr Pierre Bonelli*
- *Authorization to be granted to the company to renew its shares buy-back program.*
- *Authorization to be granted to the Board of Directors enabling the Company to issue one or several bonds loans,*

Extraordinary resolutions

- *Authorization to be granted to the board of Directors to issue shares and/or securities giving access to capital, with preferred subscription rights for shareholders ,*
- *Authorization to be granted to the board of Directors to issue shares and/or securities giving access to capital, without preferred subscription rights for shareholders ,*
- *Limitation of the aggregate amount of immediate and future capital increases, with and without preferred subscription rights for shareholders , as mentioned under the two previous items,*
- *Authorization to be granted to the Board of Directors to increase registered capital in case of take-over bid or exchange public offer,*
- *Delegation of power in order to carry out Formalities.*

The Board of Directors

N.B. : The French text prevails

COMMENT PARTICIPER À NOTRE ASSEMBLÉE

INSTRUCTIONS FOR PARTICIPATING IN THE MEETING

Il vous suffit de remplir le formulaire de vote par correspondance ou par procuration (établi pour la quantité de titres inscrits à votre compte) qui permet le choix entre **4 modes de participation :**

*To participate in the meeting, you simply need to fill out the form for voting by post or by proxy (stating the number of shares held in your account), which enables you to choose between **4 types of participation :***

Vous désirez :

– *assister à l'assemblée*
Cocher sur ce document la case A : « Je désire assister à cette Assemblée et demande une carte d'admission ».

If you wish to :

– *attend the Meeting*
On this document, put an "X" next to the "A" box that says "I wish to attend this Meeting and would like to receive an invitation card".

– *voter par correspondance*
Noircir la case correspondance et signer le formulaire après avoir éventuellement noirci les cases des résolutions qui ne recueillent pas votre adhésion.

– *vote by post*
Put an "X" in the appropriate box and sign the form after, if necessary, putting an "X" in each of the boxes next to the resolutions you do not approve.



– *donner pouvoir au Président*
Dater et signer au bas du formulaire sans autre mention.
Le propriétaire des titres doit dater et signer. En cas d'indivision porter la signature de chaque indivisaire.

– *to give the Chairman authority to vote on your behalf*
Simply date and sign the bottom of the form.
The shareholder must date and sign the form. Each shareholder schould sign in the case of joint ownership

– vous faire représenter par un autre actionnaire (personne physique ou morale) ou par votre conjoint
Noircir la case correspondante, mentionner les nom et prénom ou raison sociale du mandataire.

– to be represented by your spouse or by another shareholder (person or institution)
Put an "X" in the appropriate box and give the full name of your representative.

CONDITIONS ET MODALITÉS DE PARTICIPATION

PROCEDURE FOR ATTENDING THE MEETING

FORMALITES PREALABLES A ACCOMPLIR POUR PARTICIPER A L'ASSEMBLEE

Pour assister personnellement à cette Assemblée, vous y faire représenter ou voter par correspondance, vous devez justifier de votre qualité d'actionnaire. Vous devez donc :

- pour vos actions nominatives, être inscrit en compte nominatif cinq jours au moins avant la date de l'assemblée ;
- pour vos actions au porteur, faire établir par l'intermédiaire habilité qui assure la gestion de votre compte-titres un certificat constatant l'indisponibilité de vos titres, cinq jours au moins avant la date de l'Assemblée.

MODALITES DE PARTICIPATION

Vous désirez assister à l'Assemblée :

Vous devez faire une demande de carte d'admission, indispensable pour être admis à l'Assemblée et y voter :

- en cochant sur le formulaire ci-joint la case « Je désire assister à cette Assemblée et demande une carte d'admission » ;
- en retournant celui-ci le plus tôt possible, à l'aide de l'enveloppe jointe :

– Si vos actions sont nominatives :

à la Société générale
Service Clientèle Emetteurs
Assemblées Générales - BP 81236
44312 NANTES CEDEX 3 ;

– Si vos actions sont au porteur :
à l'intermédiaire qui assure la gestion de votre compte titres.

Vous ne désirez pas assister à l'assemblée :

Le formulaire ci-joint (au verso duquel figurent les modalités d'utilisation) vous offre dans ce cas trois possibilités :

- voter par correspondance et ce, résolution par résolution ;
- donner pouvoir au Président de l'Assemblée : celui-ci émettra alors en votre nom un vote favorable à l'adoption des projets de résolutions présentés ou agréés par le Directoire et un vote défavorable dans le cas contraire ;
- vous faire représenter par votre conjoint ou un autre actionnaire, personne physique ou morale.

Il vous suffit alors de compléter et signer le formulaire de vote par correspondance ou par procuration et de retourner celui-ci, à l'aide de l'enveloppe jointe :

– Si vos actions sont nominatives :

à la Société générale
Service Clientèle Emetteurs
Assemblées Générales - BP 81236
44312 NANTES CEDEX 3 ;

– Si vos actions sont au porteur :
à l'intermédiaire qui assure la gestion de votre compte titres.

FORMALITIES TO ACHIEVE PRIOR TO ATTENDING THE ANNUAL GENERAL MEETING

To attend this meeting personally, to vote by proxy or by post, you must provide evidence that you are a shareholder. You must therefor :

. for your registered shares, be registered in a personal account at least five days prior to the date of the meeting ;
- for your bearer shares, have a certificate issued by the intermediary managing your share account indicating that your shares are « blocked », at least five days prior to the date of the meeting.

PROCEDURE FOR ATTENDING THE MEETING :

If you wish to attend the Meeting :

You must apply for an invitation card, which is essential for entry and voting at the Meeting:

. by putting an « X » in the box on the attached form : « I wish to attend this Meeting and would like to receive an invitation card » ;
- by returning it as soon as possible in the enclosed envelope:

– If four shares are registered shares :

to Société générale
Service Clientèle Emetteurs
Assemblées Générales - BP 81236
44312 NANTES CEDEX 3 - France ;

– If your shares are bearer shares : to the intermediary managing your share account.

If you do not wish to attend the Meeting :

The form enclosed with this document (on the back of the « how to apply » instructions) offers you the choice of the three options:

- to vote by post, resolution by resolution ;
- to give the Chairman of the Meeting authority to vote on your behalf : he will then vote on your behalf as instructed for or against the adoption of the draft resolutions presented or approved by the Board of the Management Board ;
- to be represented by your spouse or another shareholder, person or institution.

You just need to fill in and sign the form for voting by post or by proxy and return it in the enclosed envelope:

– If four shares are registered shares :

to Société générale
Service Clientèle Emetteurs
Assemblées Générales - BP 81236
44312 NANTES CEDEX 3 - France

– If your shares are bearer shares : to the intermediary managing your share account.

EXPOSÉ SOMMAIRE - *SUMMARY*

I - Commentaires de gestion

Les engagements pris en début d'année 2002 ont été tenus :

Au premier semestre 2002, un plan de redressement a été réalisé. Il comportait une forte restructuration et une diminution radicale des coûts de structure.

Au second semestre, l'équilibre opérationnel, au niveau de l'EBIT (Earnings Before Interest and Taxes) était atteint.

1. Compte de résultat consolidé 2002 par semestre

(en millions d'euros)	Semestre 2002		Année
	premier	second	2002
Chiffre d'affaires	**780.8**	**732.9**	**1 513.7**
Marge brute	**145**	**179**	**324**
%CA	18,6%	24,4%	21,4%
Recherche et développement	(42.1)	(31.1)	(73.2)
%CA	5,4%	4,2%	4,8%
Frais commerciaux et administratifs	(242.8)	(127.8)	(370.6)
%CA	31,1%	17,5%	24,5%
Perte de change et autres	(11)	(2)	(13)
EBIT	**(150.9)**	**18.1**	**(132.8)**
%CA	19,3 %	2,5%	8,8 %
Frais financiers	(16.6)	(27.8)	(44.4)
Amortissement de survaleurs	(6.9)	(4.4)	(11.3)
Impôts	(29.9)	0.3	(29.6)
Autres dépenses non récurrentes	(148)	(3.6)	(151.6)
Provision pour restructuration	(225)	-	(225)
Gains et pertes sur cession d'actifs	53.2	(6.6)	46.6
Résultat net	**(524.1)**	**(24.0)**	**(548.1)**

L'EBIT (Earnings before interest and taxes) correspond au résultat d'exploitation après diminution des pertes de change et autres dépenses récurrentes.

2. Chiffre d'affaires

Dans un contexte de marché particulièrement difficile et alors que l'entreprise se restructurait profondément, le chiffre d'affaires total du Groupe Bull s'élève à 1 514 millions d'euros contre 1 916 millions d'euros en 2001, soit une diminution de 21,0%, après retraitement prenant en compte essentiellement la cession des activités services à Steria.

I - Management remarks

The commitments undertaken at the outset of 2002 were achieved:

A turnaround plan was developed in the first half of 2002, incorporating both important headcount reduction measures and a drastic reduction in overheads.

In the second half, the company broke even in terms of EBIT (Earnings Before Interest and Taxes).

1. Consolidated 2002 income statement by half-year

(in millions of euros)	Half-year 2002		Full year
	First	Second	2002
Total revenue	**780.8**	**732.9**	**1 513.7**
Gross margin	**145**	**179**	**324**
% of revenue	18.6%	24.4%	21.4%
Research and development expenditure, net	(42.1)	(31.1)	(73.2)
% of revenue	5.4%	4.2%	4.8%
Selling, general and administrative expenses	(242.8)	(127.8)	(370.6)
% of revenue	31.1%	17.5%	24.5%
Translation differences and other	(11)	(2)	(13)
EBIT	**(150.9)**	**18.1**	**(132.8)**
% of revenue	19,3 %	2,5%	8,8 %
Net financial expense	(16.6)	(27.8)	(44.4)
Amortization of goodwill	(6.9)	(4.4)	(11.3)
Corporate income tax	(29.9)	0.3	(29.6)
Exceptional expenses	(148)	(3.6)	(151.6)
Allocations to restructuring reserves	(225)	-	(225)
Gains and losses on disposals	53.2	(6.6)	46.6
Net income	**(524.1)**	**(24.0)**	**(548.1)**

EBIT corresponds to operating earnings net of translation differences and other recurring expenses.

2. Sales

In a particularly difficult market, and at a time when the company is restructuring itself thoroughly, Groupe Bull's total revenue came to EUR 1,514 million, down

3. Marge brute

(en millions d'euros)	Semestre 2002		Année
Divisions	**Premier**	**Second**	**2002**
Produits et maintenance	139	162	301
% du chiffre d'affaires	26%	31%	28%
Services	6	17	23
% du chiffre d'affaires	3%	8%	5%
Total	**145**	**179**	**324**
% du chiffre d'affaires	19%	24%	21%

L'analyse de la marge brute montre que les produits et la maintenance associée demeurent les principaux contributeurs de profit. Leur niveau de marge reste stable d'une année sur l'autre essentiellement grâce aux livraisons GCOS plus importantes que prévu. Le programme "GCOS for ever" a arrêté la migration des clients et a permis de renouveler leur confiance dans Bull.

La marge sur les services est contrastée entre la France et l'étranger. Ainsi, Bull Service France affiche des taux de l'ordre de 20% pendant les second semestre 2002. Ces taux représentent l'objectif du Groupe pour les années à venir. Le potentiel d'amélioration est grand dans les pays européens, particulièrement en Italie.

4. Recherche et développement et frais commerciaux et administratifs

(en millions d'euros)	Semestre 2002		Année
Divisions	**Premier**	**Second**	**2002**
Recherche et développement nets	42,1	31,1	73,2
% du chiffre d'affaires produits et maintenance	8%	6%	7%
Frais Commerciaux et Administratifs	242,8	127,8	370,6
% du chiffre d'affaires	31%	17%	24%

L'année 2002 a vu la poursuite des actions de recentrage des coûts de Recherche et Développement sur les activités prioritaires (serveurs haut de gamme, nouveaux produits, sécurité).

Le montant total des frais commerciaux et administratifs a diminué de près de 50% entre le premier et le deuxième semestre 2002. En total, ces frais ont diminué de 26% entre 2002 et 2001.

21.0% from the EUR 1,916 million recorded the previous year. These lower revenues have been restated to reflect primarily the sale of the service businesses to Steria.

3. Gross margin

(in millions of euros)	Half-year 2002		Full year
Divisions	**First**	**Second**	**2002**
Products and maintenance	139	162	301
% of revenue	26%	31%	28%
IT Services	6	17	23
% of revenue	3%	8%	5%
Total	**145**	**179**	**324**
% of revenue	19%	24%	21%

Analysis of the gross margin reveals that the revenues on product sales and the associated maintenance remain the principal drivers of profit. Their margins remain stable from year to year, thanks mainly to higher-than-anticipated deliveries of GCOS. The "GCOS forever" program put a stop to customer flight, and gave customers renewed confidence in Bull.

The margin on IT Services is quite different in France and on international operations. Bull Service France had margins of upwards of 20% during the second half of 2002. These are the Groupe's target rates in the coming years. There is considerable room for improvement in the rest of Europe, and especially so in Italy.

4. Research and development, and selling, general and administrative expenses

(in millions of euros)	Half-year 2002		Full year
Divisions	**First**	**Second**	**2002**
Research and development expenditure, net	42.1	31.1	73.2
% of revenue - products and maintenance	8%	6%	7%
Selling, general and administrative expenses	242.8	127.8	370.6
% of revenue	31%	17%	24%

Research and development expenditures continued to be refocused on high-priority businesses in 2002, including notably high-end servers, new products and security.

Total selling and administrative expenses were reduced by nearly 50% between the first and second half of 2002, and 26% overall year-on-year from 2001.

5. Résultat net

Le résultat net consolidé de l'exercice 2002 est une perte de 548 millions d'euros. Il inclut tous les coûts du plan d'adaptation des ressources décrit ci-après ainsi que certains réajustements de plans de pension particulièrement aux Etats-Unis, en Allemagne et au Royaume Uni.

6. La stratégie de Bull

La stratégie de Bull a été définie au cours du 1er semestre 2002. Elle consiste à exploiter pleinement les compétences technologiques reconnues de Bull au sein d'une organisation regroupée afin de se positionner fortement dans le domaine des grands serveurs et des infrastructures de systèmes hétérogènes. Démarré en 1998, le programme FAME (Flexible Achitecture for Multiple Environments) a été déterminant dans la décision de poursuivre l'exploitation de Bull. Les principales directions stratégiques sont les suivantes :

* Dans le domaine des serveurs, Bull garantit à ses clients GCOS la pérennité de leurs applications, les gains de puissance et l'ouverture aux nouvelles applications, notamment avec la gamme Olympus 2 annoncée en juin 2002. De plus, les serveurs de nouvelle génération conçus par Bull avec son projet FAME, permettra à ses clients GCOS de bénéficier des avantages des architectures ouvertes sans avoir à modifier, ni recompiler leurs applications.
* Ces offres de serveurs sont complétés par une offre de services incluant le conseil, l'intégration de systèmes, les services d'infrastructure et d'application et l'infogérance, aux normes de profitabilité des meilleurs professionnels du marché
* Pour ses produits comme pour ses services, Bull va bénéficier du rapide développement de nouveaux marchés ouverts par des ruptures technologiques comme la technologie Itanium® 2 dans le domaine des serveurs, les Web services, les logiciels libres (Open Source, Linux) pour les solutions en réseaux et la sécurité, domaines sur lesquels le Groupe investit.

Grâce à une offre ciblée, compétitive et tirant parti des meilleures technologies du marché, Bull regagnera une place d'acteur significatif sur le marché européen et international et offrira à ses clients la nécessaire optimisation entre les services d'intégration de systèmes et les infrastructures de serveurs correspondantes.

7. La mission de Bull

La mission de Bull est de fournir à des clients ciblés des solutions informatiques ouvertes et complètes s'étendant de la fourniture de serveurs à la réalisation et à l'hébergement de systèmes applicatifs.

* Le cœur du métier de Bull est la conception et la production de serveurs pour des infrastructures en réseaux.

5. Net income

Bull posted a EUR 548 million consolidated net loss in 2002. This loss included all the costs of the corporate plan to adapt the company's resources to its needs, as described hereafter, as well as certain adjustments that were made to pension funds in the United States, Germany and the United Kingdom.

6. Bull's strategy

Bull's strategy was defined during the first half of 2002. It consists of taking full advantage of Bull's recognized technological expertise within a unified organization in order to strongly position the company in the area of high-end servers and heterogeneous systems infrastructures. The FAME program (Flexible Architecture for Multiple Environments), begun in 1998, was a decisive factor in the decision to continue Bull's operations. The principal strategic directions are:

* Servers: Bull guarantees its GCOS customers the continuity of their applications, the increased power and the openness to new applications they need, in particular through the Olympus 2 servers line announced in June 2002. The new generation servers created by Bull with its FAME project will also allow its GCOS customers to enjoy the advantages of open architecture without having to either modify or recompile their applications.
* IT services: to complement Bull's server product range, including consulting, systems integration, infrastructure and applications services and facilities management, all in line with the best profitability standards of the leading market players.
* Products and IT services: Bull will benefit from the high-paced growth of new markets that are being opened up by technology breakthroughs such as Itanium® 2 technology for servers, web services, and free software (Open Source and Linux) for network solutions and security - all areas in which the Group is investing.

Thanks to a targeted and competitive offer, taking full advantage of the best technologies available, Bull will recover its position as a major player in European and international markets, and will offer its customers the necessary optimization between systems integration services and corresponding servers infrastructure.

7. Bull's mission statement

Bull's mission is to supply select clients with open and comprehensive IT solutions, from providing servers to developing and hosting application systems.

* Bull's core business is designing and manufacturing servers for network infrastructures.

* Les services seront développés afin de donner un sens à la puissance des infrastructures complexes.
* En conséquence, le développement de Bull sera dynamisé par les services et mû par la technologie, faisant de Bull le seul constructeur européen capable de fournir des solutions complètes.

8. Perspectives 2003

Au premier semestre 2003, le marché connaîtra une nouvelle baisse tant dans les serveurs que dans les services informatiques. Dans ces conditions, le Groupe confirme sa prévision de chiffre d'affaires, donnée en octobre 2002, de 660 millions d'euros; et prévoit un résultat avant impôts, frais financiers et amortissement de survaleurs (EBIT) de 7 millions d'euros; ainsi qu'un cash-flow opérationnel positif. Le Groupe n'envisage pas de charges exceptionnelles sur cette période qui sera principalement une période de consolidation et de déploiement opérationnel de la stratégie. A travers des annonces majeures, Bull affirmera notamment son positionnement sur le marché des serveurs d'entreprise.

Au delà de l'atteinte de ces objectifs opérationnels, la priorité du Groupe est d'exécuter la dernière phase, essentielle, du plan d'action arrêté en mars 2002 et qui concerne la recapitalisation du Groupe. En effet, l'apurement de l'avance faite par l'État français à Bull et la nécessité de reconstituer les fonds propres du Groupe, à la fin de 2003 imposent que les conditions de la recapitalisation du Groupe soient réunies au cours du premier semestre 2003.

II - Faits marquants du Groupe

1. Avance d'actionnaire de l'État français

L'État français a accordé une avance d'un montant de 450 millions d'euros, dont 100 millions d'euros ont été versés fin décembre 2001 et le solde fin juin 2002. Cette avance a été versée en tant que "aide au sauvetage" au sens du droit communautaire, sous la forme d'une avance d'actionnaire rémunérée au taux du marché. Après examen de la Commission Européenne, cette avance d'actionnaire a été déclaré compatible avec les dispositions Communautaires en matière d'aide d'État.

Cette avance s'est inscrite dans le cadre global des financements que Bull doit rechercher. Elle a permis à Bull de poursuivre son exploitation jusqu'à ce que les équilibres fondamentaux de l'entreprise aient été restaurés et que la société retrouve la marge de manœuvre nécessaire pour recomposer son capital. Cette opération devrait se produire dans les mois à venir.

Le Conseil d'administration de Bull réuni le 30 avril 2003 a pris acte du fait que Bull conduit activement ses

* Bull will develop services to use the power of complex infrastructures.
* Bull's growth will thus be revitalized by services and driven by technology, making Bull the only European manufacturer capable of supplying comprehensive solutions.

8. Outlook for 2003

Server and IT services markets will shrink again in the first half of 2003. Despite these unfavorable conditions, the Groupe is maintaining its October 2002 forecast of EUR 660 million in total revenue, and projecting EUR 7 million in EBIT as well as positive operating cash flow. The Groupe does not expect to book any exceptional items during the period, and will focus primarily on consolidation measures and the operational deployment of corporate strategies. Through a series of important announcements, Bull will affirm its positioning in the enterprise servers market.

In addition to achieving these business objectives, the Groupe's priority will be executing the last, essential phase of its March 2002 strategic plan, notably the recapitalization of the Groupe. The repayment of the aid granted by the French Republic and the need to rebuild its equity base by the end of 2003 make it imperative that the Groupe raise new equity during the first half of 2003.

II - Group highlights

1. Shareholder advance from the French State

The French Republic granted Bull a EUR 450 million advance: an initial EUR 100 million was released at the end of December 2001, and the remainder at the end of June 2002. This sum was provided as "rescue aid" in the legal sense of the term as applied in the EU, as a shareholder advance bearing interest at the market rate. The European Commission examined this shareholder advance, and declared it to be compatible with the provisions dealing with the governing State aid.

This advance is part of the overall financing that Bull is seeking. It enables Bull to continue to operate up until such time as its balance sheet is stabilized, and provides it with the room to maneuver it needs to restore its equity base. This recapitalization is expected to take place in the coming months.

The Board of Directors held on April 30th, 2003 noted that Bull continues active negotiations in view of reshaping its shareholder structure within the next few months.

Based on these facts, the Representative of the French State indicated that, to allow Bull to continue the negotiations underway, the State does not intend to enforce reimbursement of the €450 million in ald it granted in

négociations pour mener à bien la recomposition de son capital dans les prochains mois.

Sur ces bases, le représentant de l'État français a indiqué qu'afin de permettre à Bull de poursuivre les négociations entreprises, l'État n'entendait pas exiger de Bull le remboursement de l'aide de 450 millions d'euros accordée en 2002 avant la finalisation de ces négociations, qui devra intervenir avant la fin de cette année.

Le conseil d'administration a pris acte de cette décision qui permet à Bull de clôturer l'exercice 2002. A cet égard, il faut noter que cette prise de position de l'État, née des exigences légales concernant le clôture de l'exercice 2002, ne change en rien le calendrier du plan de recapitalisation de Bull qui, en tout état de cause, doit aboutir bien avant la fin de l'année.

2. Plan d'adaptation des ressources

Le 14 mars 2002, le conseil d'administration de Bull a approuvé les premières mesures présentées par la direction générale du Groupe permettant de mettre rapidement en œuvre le redressement du Groupe. Par ailleurs, il a été proposé au conseil les grandes lignes d'un plan industriel et stratégique permettant d'expliciter le positionnement de Bull, de souligner la cohérence de ses activités et d'affirmer sa différenciation sur l'échiquier des technologies de l'information.

Le coût total de ce plan d'adaptation est de 225 millions d'euros. Son financement est assuré essentiellement par les recettes de cessions d'actifs réalisées en 2002 (cession du terrain de Louveciennes, en particulier).

Pendant l'année 2002, les réductions d'effectifs, liées au plan 2001 et à celui de l'année 2002 se sont élevées à 2 763 personnes (1 845 en France et 920 hors de France).

3. L'annonce de la nouvelle génération de grands serveurs: Bull NovaScale™

Comme première illustration de sa stratégie, Bull a lancé fin mars 2003, sa nouvelle gamme de serveurs NovaScale. Basés sur des composants standards de Intel®, Itanium® 2, et sur son architecture FAME, les serveurs ouverts NovaScale allient une grande capacité d'évolution à la robustesse des mainframes. Ces serveurs de nouvelle génération offriront ainsi un ratio prix/performance exceptionnel.

Dédiés aux grandes applications de gestion comme aux applications scientifiques, ils supporteront simultanément les systèmes d'exploitation suivants : Microsoft® Windows®, Linux® et ultérieurement les systèmes d'exploitation propriétaires de Bull, GCOS.

Bull est au premier rang des constructeurs investissant dans la famille des processeurs Intel® Itanium®. Ses

2002 until these negotiations have been completed, which shall take place before the end of this year.

The Board of Directors took notes of this decision, which allows Bull to close its books for the 2002 fiscal year. In this respect, it is worth noting that the French State's position, which is due to legal issues related to closure of the 2002 fiscal year, has no impact on the calendar for Bull's recapitalisation plan, which in any event must be completed significantly before the end of the year.

2. Restructuring plan

On March 14, 2002, Bull's Board of Directors approved the first measures presented by the Groupe's executive management to rapidly implement the Groupe's turnaround. The outline of the industrial and strategic plans allowing Bull's positioning to be clearly defined were also presented to the Board, both highlighting the coherence of its business lines and reaffirming its differentiation on the chessboard of IT technologies.

The total cost of this restructuring plan will be EUR 225 million, financed essentially through the asset disposals made in 2002 (sale of the property in Louveciennes, in particular).

During 2002, headcount reductions called for in the 2001 and 2002 strategic plans concerned a total of 2,763 people, of which 1,845 in France and 920 abroad.

3. Announcement of a new generation of high-end servers: Bull NovaScale™

At end-March 2003, Bull illustrated its strategy with the launch of its new NovaScale line of servers. Based on the Intel®, Itanium® 2 Processor Family and Bull's FAME architecture, NovaScale open servers associate high scalability with the robustness of mainframes. This new generation of servers will offer an exceptional price/performance ratio.

Dedicated to large business applications as well as scientific applications, they simultaneously support the Microsoft® Windows® and Linux® operating systems, and subsequently Bull's proprietary operating system GCOS.

Bull is at the forefront of computer manufacturers investing in the Intel® Itanium® Processor Family. These investments give Bull a leading edge in mastering powerful IT infrastructures, which is the cornerstone of its development strategy.

III - BULL'S 2002 PARENT COMPANY FINANCIAL STATEMENTS

Bull, the Groupe's parent company, had a net loss of EUR 598 million in 2002, up from a EUR 253 million loss the previous year.

investissements lui permettent d'être à la pointe dans la maîtrise des infrastructures informatiques puissantes, véritable clé de voûte de sa stratégie de développement.

III - Comptes sociaux de Bull pour l'exercice 2002

Bull, société mère du Groupe, a réalisé une perte nette de 598 millions d'euros pour l'exercice 2002 par rapport à une perte de 253 millions d'euros l'année précédente.

Pour l'essentiel, ce résultat provient d'une part, d'une dotation nette de la provision pour situations nettes déficitaires, destinée à ajuster la valeur des participations de Bull au montant des capitaux propres consolidés de ses filiales (424 millions d'euros au total, dont 249 millions d'euros relatifs aux titres de Bull S.A.), et d'autre part d'une dotation à la provision pour dépréciation des titres (49 millions d'euros) et des charges financières nettes (86 millions d'euros) incluant une perte de change nette de 57 millions d'euros.

Les capitaux propres de Bull, après la perte de l'année 2002, s'élèvent à - 756 millions d'euros. La situation nette continue donc d'être inférieure à la moitié du capital social de 340 millions d'euros en total. La reconstitution des capitaux propres au minimum légal doit être réalisée au plus tard le 31 décembre 2003.

Bull n'a pas distribué de dividendes au titre des trois derniers exercices.

This loss relates primarily to the allocation of EUR 424 million to a reserve for negative net worth to adjust the value of Bull's equity investments to the value of consolidated shareholders' equity of its subsidiaries (including EUR 249 million on Bull S.A.'s shares), as well as to a EUR 49 million allocation to a reserve for write downs of investments and EUR 86 million in net financial expenses that included EUR 57 million in translation differences.

Bull's stockholders' equity, including the 2002 loss, amounted to a negative EUR 756 million. Net worth therefore remains under the legally mandated level of 50% of the EUR 340 million in total common stock, and the recapitalization of equity to bring it up to the legal minimum must take place no later than December 31, 2003.

Bull has not paid any dividends during the past three years.

BULL

RESULTATS FINANCIERS AU COURS DES CINQ DERNIERS EXERCICES

FINANCIAL RESULTS FOR THE LAST FIVE YEARS

Nature des indications	2002	2001	2000	1999	1998	Heading
Capital en fin d'exercice						*Capital at end of financial year*
Capital social (en millions d'euros)	340	340	340	331	252	Share capital (million euros)
Nombre d'actions émises	170 198 899	170 198 899	170 198 899	165 481 662	165 234 452	Share outstanding
Opérations et résultat de l'exercice						*Annual transactions and results*
(en millions d'euros)						*(million euros)*
Chiffre d'affaires hors taxes	92	176	98	70	79	Net revenue
Résultat avant impôts et charges calculées	(68)	(44)	2	97	5	Résult before tax and exceptionnals
Impôts sur les bénéfices	(1)	(6)	(59)	(48)	(14)	Corporate tax
Résultat après impôts et charges calculées	(598)	(253)	(238)	(275)	(22)	Résult after tax and exceptionnals
Résultat distribué						Distributed profit
Résultats par action						*Earning per share*
(en millions d'euros)						*(million euros)*
Résultat après impôts avant charges calculées	(0.39)	(0.22)	0,36	0,87	0,12	Résult after tax brut before exceptionnals
Résultat après impôts et charges calculées	(3.51)	(1.49)	(1.40)	(1.66)	(0.13)	Résult after tax and exceptionnals
Dividende attribué à chaque action	-	-	-	-	-	Dividend per share

Informations

- Depuis le 8 avril 1998, Bull est la nouvelle dénomination de la Compagnie des Machines Bull.
- Les principes et méthodes comptables sont quasiment identiques à ceux des comptes consolidés, et il n'y a pas d'élément significatif supplémentaire. Le principal écart entre la comptabilisation groupe et la comptabilisation sociale provient des écarts de changes différés en comptabilité sociale.
- Les provisions comptabilisées en social sur les titres de participations, correspondent à la contribution des filiales dans les résultats consolidés.

Information

- With effect from April 8, Bull is the new corporate name of Compagnie des Machines Bull.
- The accounting policies and methods adopted are almost identical to those adopted for the consolidated financial statements, with no material additional items. The main difference between the Groupe and company accounts is attributable to deforred exchange differences in the company accounts.
- Provisions mised in the company accounts against investment interests correspond to subsidiary contributions to consolidated results.

ASSEMBLEE GENERALE MIXTE DES ACTIONNAIRES DU 26 JUIN 2003 PROJET DES RESOLUTIONS

DRAFT RESOLUTIONS TO THE JOINT GENERAL SHAREHOLDERS' MEETING, JUNE 26, 2003

DÉCISIONS RELEVANT DE LA COMPÉTENCE DE L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

Première résolution : Approbation des comptes consolidés de l'exercice 2002

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport des Commissaires aux comptes, approuve, dans toutes leurs parties, les comptes consolidés de l'exercice clos le 31 Décembre 2002 se traduisant par une perte de 548 000 000 d'euros.

Deuxième résolution : Approbation des comptes sociaux de l'exercice 2002

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport général des Commissaires aux comptes, approuve, dans toutes leurs parties, les comptes sociaux de l'exercice clos le 31 Décembre 2002 se traduisant par une perte nette comptable de 598 040 695,54 euros.

En conséquence, elle donne à tous les administrateurs et aux Commissaires aux comptes quitus complet et définitif de l'exécution de leur mandat pour l'exercice clos à cette date.

Troisième résolution : Affectation du résultat de l'exercice

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et après avoir constaté l'existence d'une perte nette comptable de 598 040 695,54 Euros pour l'exercice, décide d'affecter ce résultat au compte report à nouveau, celui-ci présentant, après cette affectation, un solde négatif, porté de - 562 668 893,47 Euros à - 1 160 709 589,01 euros.

Il est rappelé qu'il n'a pas été distribué de dividende au titre des exercices clos les 31 Décembre 1999, 31 Décembre 2000 et 31 Décembre 2001.

DECISIONS FALLING UNDER THE AUTHORITY OF THE ORDINARY GENERAL SHAREHOLDERS' MEETING

First resolution : Approval of the consolidated financial statements for the year 2002

The Shareholders' Meeting, voting with the quorum and majority conditions required for the Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors and the statutory auditor's general report, approves in their entirety the consolidated financial statements of the financial year ended December 31, 2002, closing with a loss of 548,000,000 euros.

Second resolution : Approval of the corporate financial statements for the year 2002

The Shareholders' Meeting, voting with the quorum and majority conditions required for the Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors and the statutory auditor's general report, approves in their entirety the corporate financial statements of the financial year ended December 31, 2002, closing with an accounting net loss of 598,040,695.54 euros.

Consequently, it completely and permanently discharges all the Directors and statutory auditors of the execution of their mandate for the fiscal year ended on this date.

Third resolution : Allocation of the year's earnings :

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors and acknowledged the existence of an accounting net loss of 598,040,695.54 euros for the fiscal year 2002, decides to allocate this result to the carry forward. After this allocation, the carry forward presents a negative balance, increased from - 562,668,893.47 euros to - 1,160,709 589.01 euros.

It is reiterated that no dividends were distributed for the fiscal years ended on December 31, 1999, December 31, 2000 and December 31, 2001.

Quatrième résolution : Conventions réglementées

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes sur les conventions visées aux articles L225-38 et suivants du nouveau Code de commerce approuve les termes et contenu de ce rapport.

Fourth resolution : Particular agreements between Bull and its Directors or other companies having one or more Directors in common :

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors and the special report of the statutory auditors on the agreements described in Articles L225-38 et seq. of the new Commercial Code, approves the terms and contents of this report.

Cinquième résolution : Ratification de la cooptation comme administrateur de Monsieur Michel Davancens

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, ratifie la cooptation de Monsieur Michel Davancens faite par le Conseil d'Administration du 24 octobre 2002, en remplacement de Monsieur Michel Bon, démissionnaire, et pour la durée du mandat de celui-ci restant à courir, soit jusqu'à l'issue de l'Assemblée Générale appelée à statuer sur les comptes de l'exercice 2003.

Fifth resolution : Ratification of the appointment of Mr Michel Davencens as Director

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors, ratifies the appointment of Mr Michel Davencens done by the Board of Directors' meeting of October 24, 2002, replacing Mr Michel Bon who resigned, for the duration of the latter's mandate, that is until the shareholders' meeting which will decide on the financial statements of the fiscal year 2003.

Sixième résolution : Ratification de la cooptation comme administrateur de Monsieur Tadao Kondo

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, ratifie la cooptation de Monsieur Tadao Kondo faite par le Conseil d'Administration du 30 avril 2003, en remplacement de Monsieur Sadakazu Matsuba, démissionnaire, et pour la durée du mandat de celui-ci restant à courir, soit jusqu'à l'issue de l'Assemblée Générale appelée à statuer sur les comptes de l'exercice 2003.

Sixth resolution : Ratification of the appointment of Mr Tadao Kondo as Director

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors, ratifies the appointment of Mr Tadao Kondo done by the Board of Directors' meeting of Avril 30, 2003, replacing Mr Sadakazu Matsuba who resigned, for the duration of the latter's mandate, that is until the shareholders' meeting which will decide on the financial statements of the fiscal year 2003

Septième résolution : Ratification de la nomination Monsieur Thierry Francq comme administrateur,

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, décide, conformément aux dispositions légales de ratifier la nomination en qualité d'administrateur de Monsieur Thierry Francq représentant l'Etat nommé par arrêté ministériel en date du 31 mai 2002 et entré en fonction lors du Conseil d'Administration du 25 juillet 2002 et ce pour la durée statutaire de trois ans, qui à compter de sa date d'entrée en fonction, expirera à l'issue de l'Assemblée Générale qui sera appelée à statuer sur les comptes de l'exercice 2004.

Seventh resolution : Ratification of the Director's mandate of Mr Thierry Francq

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors, decides, in accordance with legal provisions, to appoint Mr Thierry Francq as Director representing the State, whose mandate was renewed by Ministerial Decree of May 31, 2002, and coopted by the Board of Directors of July 25, 2002, for the statutory term of three years, that is until the shareholders'meeting which will decide on the financial statements of the fiscal year 2004.

Huitième résolution : Nomination de Monsieur Antonio Barrera de Irimo comme nouvel administrateur

L'Assemblée Générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, décide, de nommer en qualité de nouvel administrateur Monsieur Antonio Barrera de Irimo, pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'Assemblée Générale qui sera appelée à statuer sur les comptes de l'exercice 2005.

Neuvième résolution : Renouvellement du mandat d'administrateur de Monsieur Pierre Bonelli

L'Assemblée Générale statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, décide, de renouveler en qualité d'administrateur Monsieur Pierre Bonelli, pour la durée statutaire de trois ans, soit jusqu'à l'issue de l'Assemblée Générale qui sera appelée à statuer sur les comptes de l'exercice 2005.

Dixième résolution : Programme de rachat d'actions par la Société

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et des éléments figurant dans la note d'information visée par la Commission des Opérations de Bourse, autorise le Conseil d'Administration, conformément aux dispositions des articles L225-209 et suivants du Code de commerce, à procéder à des rachats de ses propres actions, dans la limite de 10 % de son capital social soit dans la limite de 17 019 889 actions, par tous moyens, par intervention sur le marché ou de gré à gré, y compris par rachat de bloc d'actions de gré à gré ou autrement lors d'opérations hors marché et/ou par utilisation de tous instruments financiers dérivés ou autres négociés sur un marché réglementé ou de gré à gré (pouvant comprendre notamment, mais non limitativement, la mise en place de stratégies optionnelles telles que achat, vente d'options d'achat et de vente et toutes combinaisons de celles-ci), conformément à la réglementation en vigueur, en vue de les conserver et/ou, par tous moyens analogues à ceux visés ci-dessus, les céder, les transférer et/ou les affecter à un but ou une opération déterminée notamment, mais non limitativement, pour - (i) les céder, les prêter, les attribuer, les donner en garantie de quelque manière que ce soit pour permettre l'attribution et/ou l'acquisition d'actions de la Société par les salariés et/ou mandataires sociaux de la Société et/ou du groupe, dans le cadre de plans d'actionnariat salarié ou de plans d'épargne d'entreprise,

Eighth resolution : Nomination of Mr Antonio Barrera de Irimo as new Director

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, decides to appoint Mr. Antonio Barrera de Irimo as director for the statutory term of three years, that is until the Shareholders' Meeting which will decide on the financial statements of the fiscal year 2005.

Ninth resolution : Renewal of the Director's mandate of Mr Pierre Bonelli

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, decides to appoint Mr. Pierre Bonelli as director for the statutory term of three years, that is until the Shareholders' Meeting which will decide on the financial statements of the fiscal year 2005.

Tenth resolution : Company shares buy-back programme

The Shareholders' Meeting, voting with the quorum and majority conditions required for Ordinary Shareholders' Meeting, after having heard the report of the Board of Directors and acknowledged the information contained in the information note approved by the Stock Exchange Operations Commission, authorizes the Board of Directors, in accordance with the provisions of Articles L225-209 et seq. of the new Commercial Code, to proceed to buy back its own shares, up to a maximum of 17,019,889 shares, by any means, through market intervention or over the counter, including buy-back of a group of shares over the counter or otherwise, by operations outside the market and/or by use of all financial instruments derivative or otherwise traded on a regulated market or over the counter (including, but not exclusively, the implementation of optional strategies such as purchasing, sale of options to buy and of options to sell and all possible combinations of these), in accordance with the rules and regulations in force, in order to retain them and/or, by any means analogous to those stated above, sell, transfer and/or allocate them for a purpose or specified operation, particularly, but not exclusively, in order to (i) sell, lend, allocate, utilize them as guarantee of any type whatsoever, in order to allow the allocation and/or acquisition of the Company's shares by the staff and/or representatives of the Company and/or the group, in the framework of employee shareholding or company savings schemes, participation or employee profit-sharing schemes, share purchase plans for the benefit of the Company's and the Group's staff and representatives, and/or for (ii) all purchases and sales of shares, all deliveries of shares being paid

de la participation ou de plans d'intéressement des salariés aux fruits et à l'expansion de l'entreprise, de plan d'achat d'actions au profit des salariés et/ou mandataires sociaux de la Société et/ou du Groupe, et/ou pour - (ii) tous achats et/ ou vente d'actions, toutes remises d'actions en paiement, ou en échange, par voie d'offre initiée par la Société ou autrement, dans le cadre de toutes opérations de croissance externe et/ou d'offre publique, et/ou pour - (iii) favoriser le débouclage de participations croisées et/ou, si nécessaire, faciliter ou permettre des opérations de réorganisation de la structure du capital, et/ou pour - (iv) intervenir si nécessaire, en contre-tendance, sur le marché de son titre aux fins de régularisation des cours, et/ou pour - (v) permettre la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit de quelque manière que ce soit à l'attribution d'actions de la Société, et - (vi) plus généralement permettre ou faciliter toutes opérations de gestion patrimoniale, financières ou autres du capital ou des fonds propres.

A cet effet, elle autorise le Conseil d'Administration à intervenir, pour racheter des actions de la Société aux fins et dans les limites ci-dessus et aux conditions financières suivantes :

- montant maximal global d'achat :250 millions d'euros
- prix de vente minimum par action : 1 euro
- prix d'achat maximum par action : 15 euros

L'Assemblée Générale confère tous pouvoirs au Conseil d'Administration, avec faculté de subdélégation à son Président, pour la mise en œuvre de ce programme de rachat d'actions et toutes ses suites et conséquences directes et indirectes.

La présente autorisation pourra être utilisée à tout moment pendant la durée de sa validité y compris en période d'offre publique.

La présente délégation est valable pour une durée de dix-huit mois à compter de la présente Assemblée et annule et remplace l'autorisation précédemment accordée par l'Assemblée Générale des Actionnaires du 26 juin 2002.

Onzième résolution : Autorisation pour l'émission d'un emprunt obligataire

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport du conseil d'administration autorise le conseil d'administration à procéder par ses seules délibérations, en une ou plusieurs fois, à l'émission, en France ou à l'étranger, d'obligations subordonnées ou non, à durée déterminée ou indéterminée, ou de bons de souscription d'obligations, libellées en euros ou en devises étrangères, les obligations pouvant être éventuellement assorties de bons de souscription d'obligations d'un

for or exchanged, by means of an offer initiated by the Company or otherwise, in the framework of all external growth operations and/or public bid, and/or for (iii) encouraging the undoing of cross holdings and/or, if necessary, facilitating or allowing operations for capital restructuring, and/or for (iv) intervening, if necessary, on the stock exchange in order to stabilize the share's quotation, and/or for (v) allowing the delivery of shares in case of the exercise of rights associated to securities giving right, in whichever manner, to the allotment of company shares; and/or for (vi) more generally, allowing or facilitating all asset and financial management operations or other management of capital or shareholders' equity.

For this purpose, the Shareholders' Meeting authorizes the Board of Directors to intervene in order to buy back company's shares for the purposes and within the limits stated above, and under the following financial conditions:

- *maximum total amount of purchase: 250 million euros*
- *minimum sales price per share: 1 euros*
- *maximum purchase price per share : 15 euros*

The Shareholders' Meeting grants all powers to the Board of Directors, with authority to sub-delegate to its Chairperson, concerning the implementation of this share buy-back program and all of its effects and direct and indirect consequences.

This authorization may be put into effect at any time during its duration of validity, including during a period of take-over bid.

This delegation will be valid for a duration of eighteen (18) months as from the date of this Shareholders' Meeting. It cancels and supersedes the authorization previously granted by the Shareholders' Meeting on June 26, 2002.

Eleventh resolution : (Authorisation to float a bond loan)

Having heard the report of the Board of Directors, the General Meeting, voting with the quorum and majority required for Ordinary General Meetings, authorises the Board of Directors to issue, at its sole discretion, in one or more tranches, in France or other countries, subordinated or other bonds of specified or unspecified maturity, or bond subscription warrants, denominated in euros or foreign currency, the bonds to be accompanied or not by bond subscription warrants of the type defined above, up to maximum face amount of EUR 750,000,000 (seven hundred fifty million euros) or its equivalent value if they are issued in foreign currency or in a currency unit pegged preferably to several currencies, with or without guarantee, in such proportions and form and at such times and on such issue and redemption conditions as it deems appropriate, on the

type tel que défini ci-dessus, jusqu'à concurrence d'un montant nominal maximum de 750 000 000 (sept cent cinquante millions) d'euros, ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère ou en unité de compte fixée par référence à plusieurs monnaies, avec ou sans garantie, dans les proportions, sous la forme et aux époques, taux et conditions d'émission et d'amortissement qu'il jugera convenables, étant précisé que ce montant nominal maximum s'applique globalement aux obligations émises directement et à celles qui le seraient par suite de l'exercice de bons de souscription.

L'Assemblée Générale confère tous pouvoirs au Conseil d'Administration, avec faculté de subdélégation à son Président, en vue de l'émission de ce ou ces emprunts et précise qu'il aura toute latitude pour fixer les caractéristiques des obligations ou des bons qui pourront comporter notamment un taux d'intérêt variable et une prime de remboursement , au-dessus du pair , fixe ou variable, ladite prime s'ajoutant au montant maximum de 750 000 000 (sept cent cinquante millions) d'euros ci-dessus fixé.

Conformément à l'article L.228-41 du Code de commerce, cette autorisation est valable pour une durée de cinq ans à compter du jour de la présente Assemblée.

La présente délégation annule et remplace l'autorisation précédemment accordée aux termes de la neuvième résolution de l'Assemblée Générale des Actionnaires du 15 avril 1999.

DÉCISIONS RELEVANT DE LA COMPÉTENCE DE L'ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE

Douzième résolution : Emission avec maintien du droit préférentiel de souscription d'actions et de valeurs mobilières donnant accès au capital social

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, du rapport des commissaires aux comptes et conformément aux dispositions de l'article L 225-129 III du Code de Commerce :

1) Délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, en euros et/ou en devises, à l'émission d'actions ordinaires ou autres de la Société, assorties ou non de bons de souscription d'actions ainsi que de toutes valeurs mobilières de quelque nature que ce soit, donnant accès, par création ou par élévation du nominal des titres existants, immédiatement et/ou à terme, par

understanding that this maximum face amount shall be an aggregate and as such applicable to bonds issued directly and any bonds issued when warrants are exercised.

The General Meeting invests the Board of Directors with all powers, including the right of delegation to its Chairman, to issue the said bond issues (s) and grants it complete freedom to set the characteristics of the bonds or warrants, which may include a floating interest rate and a fixed or variable call premium over par, on the understanding that said premium would be additional to the amount of EUR 750,000,000 (seven hundred fifty million euros) stipulated above.

In accordance with Article L 228-41 of the Commercial Code, this authorisation shall be valid for a period of five years from the date of this General Meeting.

This delegation cancels and supersedes the authorisation previously granted under the ninth resolution of the General Shareholders' Meeting held on April 15, 1999.

DECISIONS FALLING UNDER THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

Twelfth resolution : Issuance with preservation of the preferential subscription right of shares and securities giving access to the registered capital

The Shareholders' Meeting, voting with the quorum and majority conditions required for Extraordinary Shareholders' Meetings, after having heard the report of the Board of Directors and the special report of the statutory auditors, and pursuant to the provisions of Article L 225-129 III of the commercial code:

1) Delegates to the Board of Directors the required powers in order to proceed, once or several times, in the proportions and at the times that it will deem appropriate, both in France and abroad, in euros and/or in other currencies, to the issuance of company shares, ordinary or otherwise, accompanied or not by equity warrants, as well as of any securities of any type whatsoever, giving access, by issuance or nominal value increase of existing securities, immediately or upon maturity, by subscription, conversion, exchange, reimbursement, warrant presentation or any other procedure, to existing or new shares of the company; issued or to be issued through debt compensation, issue options, capitalization of reserves or other means, followed by the issuance and free allocation of securities or the nominal value increase of existing securities;

2) Decides that the total amount of the increases of registered capital likely to be performed immedia-

souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à des actions de la Société déjà émises ou à émettre et à l'émission par compensation de créances, primes d'émission, incorporation de réserves ou autres suivie de la création et l'attribution gratuite de titres de capital ou de l'élévation du nominal des titres de capital existants ;

2) Décide que le montant nominal total des augmentations de capital social susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la délégation susvisée, ne pourra être supérieure à 300 000 000 (trois cents millions) d'euros, montant auquel s'ajoutera le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions, étant précisé que le montant nominal des augmentations de capital résultant des obligations à bons de souscription d'actions et des bons de souscription d'actions ne pourra, respectivement, être supérieur à 300 000 000 (trois cents millions) d'euros;

3) Décide, en outre que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieur à 300 000 000 (trois cents millions) d'euros ou en contre-valeur de ce montant en cas d'émission en monnaie étrangère ou en unité de compte fixée par référence à plusieurs monnaies;

4) Décide que les actionnaires pourront exercer, dans les conditions prévues par la loi, leur droit préférentiel de souscription à titre irréductible. En outre, le Conseil d'administration aura la faculté de conférer aux actionnaires le droit de souscrire à titre réductible un nombre de valeurs mobilières supérieur à celui qu'ils pourraient souscrire à titre irréductible, proportionnellement aux droits de souscription dont ils disposent et, en tout état de cause, dans la limite de leur demande.

   Si les souscriptions à titre irréductible, et le cas échéant, à titre réductible, n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Conseil pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :

   • limiter l'émission au montant des souscriptions sous la condition que celui-ci atteigne, au moins, les trois-quarts (75%) de l'émission décidée ;

   • répartir librement tout ou partie des titres non souscrits ;

   • offrir au public tout ou partie des titres non souscrits.

tely or upon maturity, pursuant to the above mentioned authorization, shall not exceed a nominal amount of 300,000,000 (three hundred million) euros, to which will be added, as appropriate, the nominal value of the additional shares to be issued in order to safeguard the rights of the holders of securities giving right to shares, pursuant to the relevant legal provisions. It is noted that the nominal value of capital increases resulting from bond with equity warrants and equity warrants shall not exceed, respectively, 300,000,000 (three hundred million) euros;

3) Decides, furthermore, that the nominal value of the debt securities to be issued pursuant to the above mentioned authorization shall not exceed 300,000,000 (three hundred million) euros or its exchange value in other currencies or in an account unit established with reference to several currencies;

4) Decides that the shareholders can exercise, under the terms and conditions provided by the law, their right to preferential application, as of right, for new shares. Furthermore, the Board of Directors shall be entitled to grant the shareholders a right to application for excess shares, in proportion to the share rights they hold and, in any case, within the limits of their request.

   If the subscriptions as of right and, as the case may be, the excess share subscriptions have not covered the total amount of the shares or securities issued such as defined above, the Board of Directors shall be entitled to exercise, following the sequence which it deems appropriate, one or the other of the powers below:

   • to limit the issued amount to the total amount of applications, provided that this amount is equivalent to a minimum of three quarters (75%) of the previously decided amount;

   • to freely allocate all or part of the non-subscribed securities;

   • to offer to the public all or part of the non-subscribed securities.

5) Decides that the issuance of Company's equity warrants pursuant to Article L-228-95 of the Commercial Code can take place either by an invitation to subscription under the terms described above, or by free allocation to the holders of existing shares. It is noted that in the case of a free allocation of equity warrants, the Board of Directors will be entitled to decide that the allocation rights resulting in fractional shares shall not be traded and that the corresponding rights will be sold. The proceeds of such sales shall be allocated to the right holders

5) Décide que l'émission de bons de souscription d'actions de la Société en application de l'article L 228-95 du Code de Commerce pourra avoir lieu soit par offre de souscription dans les conditions prévues ci-dessus, soit par attribution gratuite aux propriétaires des actions anciennes, étant précisé qu'en cas d'attribution gratuite de bons, le Conseil d'Administration aura la faculté de décider que les droits d'attribution formant rompus ne seront pas négociables et que les droits correspondants seront vendus, les sommes provenant de la vente étant allouées aux titulaires des droits au plus tard dans les trente jours après la date d'inscription à leur compte du nombre entier d'actions ;

6) Constate que, le cas échéant, la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des actions de la Société, susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit ;

Décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons ;

7) Décide que la somme revenant, ou devant revenir, à la Société pour chacune des actions émises dans le cadre de la délégation susvisée, sera au moins égale à la valeur nominale des actions ;

8) Les titres ou valeurs mobilières ainsi émis pourront consister en des titres de créances et notamment des obligations ou titres assimilés ou associés, ou encore en permettre l' émission comme titres intermédiaires. Elles pourront revêtir notamment la forme de titres subordonnés à durée déterminée ou non et être émises en euros et/ou en devises . La durée des emprunts ne pourra excéder 20 ans. Le montant nominal maximal de ces titres de créances ne pourra excéder 300 000 000 (trois cents millions) d'euros ou leur contre-valeur à la date de la décision d'émission.

9) Décide que le Conseil d'Administration aura tous pouvoirs, avec faculté de subdélégation à son Président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance même rétroactive des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis, et, le cas échéant de prévoir les conditions de leur rachat en bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachés aux valeurs

at the latest thirty days after the date on which the whole number of allotted shares is registered on their shareholder account;

6) Observes that, as the case may be, the above mentioned authorization prevails fully, to the benefit of the holders of securities giving future rights to company shares likely to be issued, the shareholders' waivers of their preferential application rights to shares to which these securities give rights.

Decides to cancel the preferential subscription rights of the shareholders to shares issued through bond conversion or the exercise of equity warrants;

7) Decides that the amount owed or which should be owed to the Company for each of the shares issued pursuant to the above mentioned authorization, shall be at least equivalent to the nominal value of the shares;

8) The securities issued pursuant to the above mentioned provisions may consist of debt securities, bonds, or other associated or similar securities, or otherwise allow their issuance as intermediate securities. These may consist of subsidiary securities for a fixed term or not, and may be issued in euros and/or in foreign currency. Their duration shall not exceed 20 years. The maximum nominal value of these debt securities shall not exceed 300,000,000 (one hundred million) euros or the equivalent exchange value at the date of the issuance decision;

9) Decides that the Board of Directors shall have full powers, with the capacity to delegate them to its Chairperson, under the terms and conditions established by the law, to implement this authorization, with the purpose of determining, inter alia, issuance times and procedures, as well as the form and features of the securities to be issued, to set the issue prices and terms, to set the amounts to be issued, to set the income date, even retroactively, of the securities to be issued, to determine the manner in which the shares, or other issued securities, will be paid up for, and, as the case may be, to decide on the conditions of their buy-back on the Stock Exchange, on the possibility of suspending the exercise of share allotment rights related to securities to be issued for a period which shall not exceed three months; to set the procedures ensuring the safeguarding of the rights of the holders of securities giving right, upon maturity, to the registered capital, pursuant to the legal and regulatory provisions. Furthermore, the Board of Directors or its Chairman will be entitled to charge, as the case may be, any cost allocation to the issue premium, particularly issuance costs; and, generally, to make all the necessary arrangements in order to achieve successfully the envisaged

mobilières à émettre pendant un délai qui ne pourra excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires. En outre, le Conseil ou son Président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin ou au placement des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts ;

En cas d'émission de titres d'emprunt, le Conseil d'Administration aura tous pouvoirs, avec faculté de subdélégation au Président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions du marché et les conditions dans lesquelles ces titres donneront droit à des actions de la Société.

10) En cas d'incorporation au capital de réserves, bénéfices ou primes, l'Assemblée autorise le Conseil d'Administration à décider que les droits formant rompus ne seront pas négociables et que les titres seront vendus, les sommes provenant de la vente étant alloués aux titulaires de droits au plus tard trente jours après la date d'inscription du nombre entier de titres attribués.

11) Décide que la délégation ainsi conférée au Conseil d'Administration est valable pour une durée de vingt-six mois à compter de la présente Assemblée et qu'elle annule et remplace l'autorisation précédemment accordée par l'Assemblée Générale des Actionnaires du 26 juin 2002.

Treizième résolution : Emission, avec suppression du droit préférentiel de souscription d'actions et de valeurs mobilières donnant accès au capital social

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux comptes et conformément aux dispositions de l'article L 225-129 III du Code de Commerce ;

1) Délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder par voie d'appel public à l'épargne, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en

issuance operations and to register any capital increase resulting from any issuance performed pursuant to this authorization and to make the corresponding changes in the Articles of Incorporation;

In the case of issuance of debt securities, the Board of Directors shall have all powers, with the capacity to delegate them to its Chairperson, to decide upon their subsidiary character or not, to set the interest rate, their term, the fixed or variable reimbursement price, with or without a premium, the depreciation procedures depending on the market conditions and the terms and conditions under which these securities shall give rights to Company shares.

The delegation thus granted to the Board of Directors shall be valid for a period of twenty-six months from the date of this meeting.

10) In the case of capitalization of reserves, profit or premiums, the Shareholders's Meeting authorizes the Board of Directors to decide that the fractional rights shall not be traded and that the corresponding securities shall be sold, the proceeds being distributed amongst the holders of rights at the latest thirty days after the date on which the whole number of allotted shares is registered on their shareholder account;

11) Decides that the delegation thus granted to the Board of Directors shall be valid for a period of twenty-six (26) months starting from the date of this Shareholders's Meeting and that it cancels and supersedes the authorization previously granted by the Shareholders' Meeting of June 26, 2002.

Thirteenth resolution : Issuance of shares without preferential subscription rights to shares and securities giving access to the registered capital

The Shareholders' Meeting, voting with the quorum and majority conditions required for Extraordinary Shareholders' Meetings, after having heard the report of the Board of Directors and the special report of the statutory auditors, pursuant to the provisions of Article L 225-129 of the Commercial Code;

1) Delegates to the Board of Directors the necessary powers to proceed, through a public issue, once or several times, in the proportions and at the times that it will deem appropriate, both in France and abroad, in euros and/or in foreign currency, to the issuance of ordinary shares or other shares of the Company, accompanied or not by equity warrants, as well as of any securities of any type whatsoever, giving access, immediately or upon maturity, by subscription, conversion, exchange, reimbursement, warrant presentation or any other procedure, to existing or new shares of the Company;

France qu'à l'étranger, en euros et/ou en devises, à l'émission d'actions ordinaires ou autres de la Société assorties ou non de bons de souscriptions d'actions ainsi que de toutes valeurs mobilières de quelque nature que ce soit, donnant accès, immédiatement et/ou à terme, par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à des actions de la Société déjà émises ou à émettre ;

2) Décide que le montant des augmentations de capital social susceptibles d'être réalisées immédiatement et/ou à terme en vertu de la délégation susvisée, ne pourra être supérieure à 300 000 000 (trois cents millions) d'euros en nominal, montant auquel s'ajoutera, le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions étant précisé que le montant nominal des augmentations de capital résultant des obligations à bons de souscription d'actions et des bons de souscription d'actions ne pourra, respectivement, être supérieur à 300 000 000 (trois cents millions) d'euros;

3) Décide, en outre, que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieure à 300 000 000 (trois cents millions) d'euros, ou en contre-valeur de ce montant en cas d'émission en monnaie étrangère ou en unité de compte fixée par référence à plusieurs monnaies ;

4) Décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières à émettre, étant entendu que le Conseil d'administration pourra conférer aux actionnaires la faculté de souscription par priorité sur tout ou partie de l'émission, pendant le délai et aux conditions qu'il fixera. Cette priorité de souscription ne donnera pas lieu à la création de droits négociables, mais pourra, si le Conseil d'administration l'estime opportun, être exercée tant à titre irréductible que réductible ;

5) Décide que si les souscriptions des actionnaires et du public n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Conseil pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :

- limiter, le cas échéant, l'émission au montant des souscriptions sous la condition que celle-ci atteigne les trois-quarts (75%) au moins de l'émission décidée ;
- répartir librement tout ou partie des titres non souscrits ;

6) Constate que, le cas échéant, la délégation susvisée emporte de plein droit au profit des porteurs de

2) Decides that the total amount of the increases of registered capital likely to be performed immediately or upon maturity, pursuant to the above mentioned authorization, shall not exceed a nominal amount of 300,000,000 (three hundred million) euros, to which will be added, as appropriate, the nominal value of the additional shares to be issued in order to safeguard the rights of the holders of securities giving right to shares, pursuant to the relevant legal provisions. It is noted that the nominal value of capital increases resulting from bond with equity warrants and equity warrants shall not exceed, respectively, 300,000,000 (three hundred million) euros;

3) Decides, furthermore, that the nominal value of the debt securities to be issued pursuant to the above mentioned authorization shall not exceed 300,000,000 (three hundred million) euros or its exchange value in foreign currency or in an account unit established with reference to several currencies;

4) Decides to remove the shareholders' preferential subscription right to the securities to be issued, in the understanding that the Board of Directors shall be able to grant to the shareholders the right to a priority subscription with regard to all or part of the issue, for the duration and under the terms and conditions that shall be set by the above mentioned Board. This priority subscription right shall not generate tradable rights. However, if the Board of Directors deems it appropriate, it may be exercised both as of right and for excess securities;

5) Decides that if the subscriptions of the shareholders and the public have not covered the entire amount of shares or of securities such as defined above, the Board of Directors may exercise, in the sequence which it deems appropriate, one or the other of the powers below:

- *to limit, as the case may be, the issued amount to the total amount of applications, provided that this amount is equivalent to a minimum of three quarters (75%) of the previously decided issue amount;*
- *to freely allocate all or part of the non-subscribed securities;*

6) Observes that, as the case may be, the above mentioned authorization prevails fully, to the benefit of the holders of securities giving future rights to company shares likely to be issued, the shareholders' waivers of their preferential application rights to shares to which these securities give rights;

Decides to cancel the preferential subscription rights of the shareholders to shares issued through bond conversion or the exercise of equity warrants;

valeurs mobilières donnant accès à terme à des actions de la Société, susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit ; décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons ;

7) Décide que la somme revenant, ou devant revenir, à la Société pour chacune des actions émises dans le cadre de la délégation sus-visée, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours constatés en bourse de l'action de la Société pendant dix jours consécutifs choisis parmi les vingt jours de bourse précédant le début de l'émission des valeurs mobilières précitées, après le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance ;

8) Les titres ou valeurs mobilières ainsi émis pourront consister en des titres de créances et notamment des obligations ou titres assimilés ou associés, ou encore en permettre l' émission comme titres intermédiaires. Elles pourront revêtir notamment la forme de titres subordonnés à durée déterminée ou non et être émises en euros et/ou en devises . La durée des emprunts ne pourra excéder 20 ans. Le montant nominal maximal de ces titres de créances ne pourra excéder 300 000 000 (trois cents millions) d'euros ou leur contre-valeur à la date de la décision d'émission.

9) Décide que le Conseil d'Administration pourra, dans la limite du montant global des augmentations de capital visées au 2) ci-dessus, procéder à l'émission, en une ou plusieurs fois, d'actions ou de valeurs mobilières visées au 1) ci-dessus donnant accès, immédiatement ou à terme, à des actions de la Société, destinées à rémunérer des titres apportés à une offre publique dans les conditions et sous les réserves fixées à l'article L 225-148 du Code de commerce ;

10) Décide que le Conseil d'Administration aura tous pouvoirs avec faculté de subdélégation à son Président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre , de fixer la date de jouissance même rétroactive des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis et, le cas échéant de prévoir les condi-

7) Decides that the amount owed or which should be owed to the Company for each of the shares issued pursuant to the above mentioned authorization, having taken account of the price of independent equity warrants, in the case of the issuance of such warrants, shall be at least equivalent to the average of the first Stock Exchange quotations of the Company's shares during ten consecutive days chosen among the twenty trading days preceding the beginning of the issuance of the above mentioned securities, after, as may be the case, an adjustment of this average in order to take into account the income date.

8) The securities issued pursuant to the above mentioned provisions may consist of debt securities, bonds, or other associated or similar securities, or otherwise allow their issuance as intermediate securities. These may consist of subsidiary securities for a fixed term or not, and may be issued in euros and/or in foreign currency. Their duration shall not exceed 20 years. The maximum nominal value of these debt securities shall not exceed 300,000,000 (Three hundred million) euros or the equivalent exchange value at the date of the issuance decision;

9) Decides that the Board of Directors may, within the framework of the total amount of capital increases set forth in 2) above, proceed to the issuance, at one or more times, of shares or securities as set forth in 1) above, giving right, immediately or later, to Company's shares, intended to pay for the securities brought to a public offer under the terms and conditions and subject to the reservations established by L225-148 of the Commercial Code;

10) Decides that the Board of Directors shall have full powers, with the capacity to delegate them to its Chairperson, under the terms and conditions established by the law, to implement this authorization, with the purpose of determining, inter alia, the issuance dates and procedures, as well as the form and features of the securities to be issued, to set the issue prices and terms, to set the amounts to be issued, to set the income date, even retroactively, of the securities to be issued, to determine the manner in which the shares, or other issued securities, will be paid up for, and, as the case may be, to decide on the conditions of their buy-back on the Stock Exchange, on the possibility of suspending the exercise of share allotment rights related to securities to be issued during a period which shall not exceed three months; to set the procedures ensuring the safeguarding of the rights of the holders of securities giving right, upon maturity, to the registered capital, pursuant to the legal and regulatory provisions. Furthermore, the Board of Directors or

tions de leur rachat en bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachées aux valeurs mobilières à émettre pendant un délai qui ne pourra excéder trois mois , fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires. En outre, le Conseil ou son Président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin ou au placement des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts ;

En cas d'émission de titres d'emprunt, le Conseil d'administration aura tous pouvoirs, avec faculté de subdélégation au Président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions de marché et les conditions dans lesquelles ces titres donneront droit à des actions de la Société.

11) Décide que la délégation ainsi conférée au Conseil d'Administration est valable, pour une durée de vingt-six mois à compter de la présente Assemblée et qu'elle annule et remplace l'autorisation précédemment accordée par l'Assemblée Générale des Actionnaires du 26 juin 2002.

Quatorzième résolution : Limitation du montant des autorisations découlant des douzième et treizième résolutions

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, comme conséquence et sous réserve de l'adoption des douzième et treizième résolutions, décide de fixer à 300.000.000 (trois cents millions) d'euros, le montant nominal maximum des augmentations de capital social, immédiate et/ou à terme, susceptibles d'être réalisées en vertu des autorisations conférées par les résolutions susvisées, étant précisé qu'à ce montant nominal s'ajoutera, éventuellement, le montant nominal des actions à émettre en supplément pour préserver les droits des titulaires des valeurs mobilières donnant droit à des actions conformément à la loi.

its Chairperson shall be entitled to charge, as the case may be, any cost allocation, particularly regarding issuance costs, to the issue premiums; and, generally, to make all the necessary arrangements in order to achieve the envisaged issuance operations and to register any capital increase resulting from any issuance performed pursuant to this authorization and to modify the Articles of Association accordingly.

In the case of issuance of debt securities, the Board of Directors shall have all powers, with the capacity to delegate them to its Chairperson, to decide upon their subsidiary character or not, to set the interest rate, their term, the fixed or variable reimbursement price, with or without a premium, the depreciation procedures depending on the market conditions and the terms and conditions under which these securities shall give rights to Company shares;

11) Decides that the delegation thus granted to the Board of Directors shall be valid for a period of twenty-six (26) months starting from the date of this Shareholders's Meeting and that it cancels and supersedes the authorization previously granted by the Shareholders' Meeting of June 26, 2002.

Fourteenth resolution : Authorized amounts deriving from the twelfth and thirteenth resolutions

The Shareholders' Meeting, voting with the quorum and majority conditions required for Extraordinary Shareholders' Meetings, after having heard the report of the Board of Directors, pursuant to and subject to the adoption of Resolutions n° 12 and 13, decides to set the maximum nominal amount of registered capital increases likely to be performed pursuant to the authorizations granted by the above mentioned resolutions, immediately or at maturity, at 300,000,000 (three hundred million) euros. It is noted that the nominal value of shares to be additionally issued, as the case may be, in order to safeguard, pursuant to legal provisions, the rights of the holders of securities giving rights to shares, will be added to the above mentioned amount.

This delegation of powers cancels and supersedes the authorization previously granted pursuant to the fifteenth resolution of the Shareholders' Meeting of June 26, 2002.

La présente délégation annule et remplace l'autorisation précédemment accordée aux termes de la quinzième résolution de l'Assemblée Générale des Actionnaires du 26 juin 2002.

Quinzième résolution : Autorisation à donner au conseil d'administration d'augmenter le capital social en cas d'OPA ou d'OPE

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et conformément aux dispositions de l'article L 225-129 IV du Code de Commerce, autorise expressément le Conseil d'Administration à utiliser en tout ou en partie, en une ou plusieurs fois, en période d'offre publique d'achat ou d'échange portant sur les titres de la société, les délégations qui lui ont été consenties ci-dessus, pour augmenter par tous les moyens légaux, le capital de la société.

Le Conseil d'Administration aura tous pouvoirs, avec faculté de délégation à son Président pour déterminer les modalités d'utilisation et de mise en œuvre de la présente autorisation

Cette autorisation est valable jusqu'à la prochaine assemblée générale appelée à statuer sur les comptes de l'exercice écoulé.

Seizième résolution : Pouvoirs

L'Assemblée Générale confère tous pouvoirs au porteur d'un original, d'un extrait ou d'une copie du procès-verbal de la présente Assemblée pour effectuer tous dépôts ou formalités nécessaires.

Fifteenth resolution : Authorization to be granted to the Board of Directors to increase the registered capital in case of a take-over bid or a public offer of exchange

The Shareholders' Meeting, voting with the quorum and majority conditions required for Extraordinary General Shareholders' meetings, after having heard the report of the Board of Directors and pursuant to the provisions of Article L225-129 of the Commercial Code, expressly authorizes the Board of Directors to exercise, fully or partly, once or several times, during the period of take-over bid or public offer of exchange concerning the Company shares, the above mentioned delegation of powers granted to it, in order to increase, through all legal means, the Company capital.

The Board of Director shall have full powers, with the right of delegation to its Chairperson, to define the means and procedures of implementation of this authorization.

This authorization shall be valid until the next Shareholders' Meeting called to decide on the financial statements of the fiscal year ended.

Sixteenth résolution : Powers

The Shareholders' Meeting grants all powers to the bearer of an original, an extract or a copy of the Minutes of this Meeting in order to make all necessary deposits and perform all required formalities.

Bull

Demande d'envoi de documents et renseignements
Applications for documents and information

Conformément à l'article 138 du décret du 23 mars 1967, à compter de la convocation de l'assemblée et jusqu'au cinquième jour avant la réunion, tout actionnaire titulaire de titres nominatifs ou justifiant de sa qualité de propriétaire de titres au porteur peut demander à la Société Générale – Service Assemblées, en utilisant la formule ci-dessous, l'envoi des documents et renseignements visés par l'article 135 dudit décret.

In accordance with Section 138 of Decree of 23rd March 1967, from the convocation until the fifth day before the General Meeting, any shareholder holding registered shares or providing evidence of holding bearer shares may use the form hereunder to request Société Générale – Service Assemblées to send him this documents and information referred to in Section 135 of the said Decree.

BULL
Assemblée Générale Mixte
du 26 juin 2003

Joint Ordinary and Extraordinary General Meeting of June 26,2003

A adresser à la **Société Générale – Service Assemblées**
Mail to **Société Générale – Service Assemblées**

Adresse postale : BP 81236 – 44312 NANTES CEDEX 3
Mailing address : BP 81236 – 44312 NANTES CEDEX 3 – FRANCE

Bull

M. – *Mr* ....

adresse - Address ....

propriétaire de – Holder of .... actions (nominatives – au porteur) – *shares (registred, bearer)*

demande l'envoi à l'adresse ci-dessus des documents et renseignements visés par l'article 135 du décret du 2 mars 1967 sur les sociétés commerciales.

request the documents and information referred to in section 135 of the Decree of 23rd March 1967 on corporations to be sent to the above address.

En vertu de l'alinéa 3 de l'article 138 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, par une demande unique, obtenir de la société l'envoi des documents visés aux articles 133 et 135 de ce décret à l'occasion de chacune des assemblées d'actionnaires ultérieures.

In accordance with paragraph 3 of Section 138 of the Decree of 23rd March 1967, registered shareholders need file only one application to obtain the documents referred to in Sections 133 et 135 of this Decree for all future General Shareholders Meeting.

A le 2003

at the 2003

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

General audit report
Annual financial statements of the parent company
Year ending December 31, 2002

Amyot Exco Grant Thornton
104, avenue des Champs Elysées
75008 Paris - France

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine - France

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

General audit report
Annual financial statements of the parent company
Year ending December 31, 2002

As requested by your Annual Shareholders' Meetings, we hereby present our report for the year ended December 31, 2002 on:

- the audit of the Bull parent company financial statements, as attached to this report,

- the specific verifications and information required by law.

The parent company's financial statements were approved by the Board of Directors. Our duty, based on our audit, is to express an opinion on these statements.

1. Audit opinion on the parent company financial statements

We performed our audit in accordance with generally accepted French auditing principles. These principles require that we perform due diligence to ensure that the financial statements contain no material misstatement. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

It also consists of evaluating the underlying accounting principles, the significant estimates used by management and the overall presentation in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly and accurately, based on French accounting principles, the results, year-end financial position and net worth of the company for the year ended December 31, 2002.

The above opinion notwithstanding, we call your attention to the uncertainties involving the success of the Bull Group's recapitalization plan, which are described in Note 2 of the Appendix. This plan is being implemented with help from the French government's decision to extend the repayment deadline on its total €450 million shareholder advance to December 31, 2003. This decision, which was formally confirmed by the French government's representative at the Board of Directors meeting of April 30, 2003, is subject to review by the European Commission. The success of this plan is an essential step toward ensuring the company's continuity of operations, and its failure would signal that the valuations of some assets and liabilities would no longer be relevant.

We also call your attention to Note 20 of the Appendix detailing the additional expense of €27.4 million recorded in 2002. This expense involves the provision for Bull S.A.'s negative net cash position, which should have been recorded in the financial statements for the year ending December 31, 2001, as we mentioned in our April 12, 2002 report on the 2001 financial statements.

2. Verifications and information required by law

We also performed the specific verifications required by law, in accordance with generally accepted French auditing principles.

Aside from the possible occurrence of the above-mentioned events, we have no comments to make on the accuracy of the information provided in the Board of Directors' management report and shareholder reports regarding the company's financial situation and financial statements, nor on the consistency of this information with the financial statements.

In accordance with legal requirements, we ensured that all information regarding equity and controlling stakes as well as the identities of holders of shares and voting rights were communicated to you in the management report.

Paris and Neuilly-sur-Seine - France, May 2, 2003
The auditors

Amyot Exco Grant Thornton
Isabelle Fauvel
Daniel Kurkdjian

Deloitte Touche Tohmatsu
Frédéric Moulin
Jean-Paul Picard

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Special audit report on regulatory agreements
Year ending December 31, 2002

Amyot Exco Grant Thornton
104, avenue des Champs Elysées
75008 Paris - France

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine - France

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Special audit report on regulatory agreements
Year ending December 31, 2002

In our capacity as your company's auditors, we hereby present our audit report on the company's regulatory agreements.

Agreements authorized during the year

Pursuant to article L. 225-40 of the French Commercial Code, we were informed of agreements that had previously been approved by your Board of Directors.

Our duty is not to determine whether other such agreements exist, but to inform you, based on the information we received, of the essential characteristics and terms of the agreements brought to our attention, without issuing an opinion on their usefulness and validity. In accordance with the provisions of article 92 of the law of March 23, 1967, it is up to you to assess the value of these agreements in order to approve or reject them.

We performed our audit in accordance with generally accepted French auditing principles. These principles require that due diligence be performed in order to ensure that the information we received is consistent with the source documents.

Agreement with the French government

In the second quarter of 2002, the French government made a €350 million shareholder advance to your company (in addition to a €100 million shareholder advance paid on December 31, 2001) pursuant to an agreement signed April 30, 2002, which followed the statement made by the French government's representative at the March 14, 2002 meeting of the Board of Directors. The agreement was amended to authorize an additional advance of up to €350 million after the company's executive management presented a recovery plan to the Board of Directors at its March 14, 2002 meeting.

Unless these advances are incorporated in their entirety into your company's shareholders' equity as part of a capital increase, in which the French government would be allowed to participate within the limits of its current rights and in which the other main shareholders besides the French government would also participate, the amount of these advances that have not been incorporated into shareholders' equity must be repaid to the French government. Reimbursement would be effected in one lump sum, to be made no later than June 17, 2003, which is 12 months after the last payment made by the French government on June 17, 2002.

During the April 30, 2003 meeting of the Board of Directors, a French government representative stated that in order to allow Bull's management to conduct negotiations with potential investors in the Group's recapitalization plan, the French government would not insist upon repayment of this advance before the conclusion of these negotiations, which should occur no later than December 31, 2003.

These advances will bear interest at the market rate for the period beginning the day the funds were made available to your company and expiring on the reimbursement date or on the date they are incorporated into the company's shareholders' equity, whichever comes first. If the interest is paid in cash, it falls due on the date the advances are repaid. As of December 31, 2002, €16.4 million in accrued interest was reported on your company's balance sheet.

Legal entity involved: The French government, which owns more than 5% of Bull's capital stock.

This agreement was previously authorized by the Board of Directors at its March 14, 2002 meeting.

Agreements approved in previous years, which continued to be implemented during the year under review

In addition, pursuant to the law of March 23, 1967, we were informed that the implementation of the following agreement, which was approved in previous years, continued during the year under review.

Agreement with the French government

On December 31, 2001, the French government made a €100 million shareholder advance to your company, pursuant to an agreement signed December 27, 2001, which followed the statement made by the French government's representative at the November 19, 2001 meeting of the Board of Directors. The agreement was amended to authorize an additional advance of up to €350 million after the company's executive management presented a recovery plan to the Board of Directors at its March 14, 2002 meeting. The financial terms of these two agreements are described above.

Paris and Neuilly-sur-Seine - France, May 2, 2003
The auditors

Amyot Exco Grant Thornton
Isabelle Fauvel
Daniel Kurkdjian

Deloitte Touche Tohmatsu
Frédéric Moulin
Jean-Paul Picard

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

General audit report
Consolidated financial statements
Year ending December 31, 2002

Amyot Exco Grant Thornton
104, avenue des Champs Elysées
75008 Paris - France

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine - France

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

General audit report
Consolidated financial statements
Year ending December 31, 2002

As requested by your Annual Shareholders' Meetings, we audited Bull's consolidated financial statements for the year ending December 31, 2002, as presented on pages 12 to 40[1]:

The company's financial statements were approved by the Board of Directors. Our duty, based on our audit, is to express an opinion on these statements.

We performed our audit in accordance with generally accepted French auditing principles. These principles require that we perform due diligence to ensure that the consolidated financial statements contain no material misstatement. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the

[1] Page: 10
[0]NdT: à vérifier que les pages soient les mêmes dans le rapport anglais

financial statements. It also consists of evaluating the underlying accounting principles, the significant estimates used by management and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly and accurately, based on French accounting principles, the results, year-end financial positions and net worths of the companies included in the consolidated group for the year ended December 31, 2002.

The above opinion notwithstanding, we call your attention to the uncertainties involving the success of the Bull Group's recapitalization plan, which are described in Note 2 of the Appendix. This plan is being implemented in the context of the French government's decision to extend the repayment deadline on its total €450 million shareholder advance to December 31, 2003. This decision, which was formally confirmed by the French government's representative at the Board of Directors meeting of April 30, 2003, is subject to review by the European Commission. The success of this plan is an essential step toward ensuring the company's continuity of operations; its failure would mean that valuations of some assets and liabilities would no longer be relevant.

We also call your attention to Note 24 of the Appendix detailing the expense recorded in the first half of 2002 related to the €29 million write-down on deferred tax assets, which should have been recorded on the December 31, 2001 balance sheet, as we mentioned in our April 12, 2002 report on the 2001 consolidated financial statements.

We also performed, in accordance with generally accepted French auditing procedures, the specific verifications on the information provided in the management report. Aside from the possible occurrence of the above-mentioned events, we have no comments to make on the accuracy of the information or its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine - France, May 2, 2003
The auditors

Amyot Exco Grant Thornton
Isabelle Fauvel
Daniel Kurkdjian

Deloitte Touche Tohmatsu
Frédéric Moulin
Jean-Paul Picard

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Audit report on the proposed offering of shares and securities giving rights to shares

(combined Annual and Extraordinary Shareholders' Meeting of June 26, 2003)
- 12th and 13th resolutions –

Amyot Exco Grant Thornton
104, avenue des Champs Elysées
75008 Paris - France

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine - France

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Audit report on the proposed offering of shares and securities giving rights to shares

(combined Annual and Extraordinary Shareholders' Meeting of June 26, 2002)
- 12th and 13th resolutions –

In our capacity as your company's auditors and in carrying out our duties under articles L.225-129 III, L. 225-135 and L.228-92, we hereby present our audit report on the proposed reserved and unreserved share offerings and offering of securities giving rights to company shares (through subscription, conversion, exchange, redemption, tender of a warrant or any other means), which you must approve or reject through the thirteenth and twelfth shareholder resolutions, respectively, and which could immediately or in the future result in capital increases of €300,000,000 for each resolution, but no more than a total of €300,000,000, given the limit set by the fourteenth resolution of this combined Annual and Extraordinary Shareholders' Meeting.

Your Board of Directors requests that you authorize it to issue common stock or other shares in your company, with or without warrants, as well as all other securities of any type giving rights immediately or in the future to shares in your company by way of a public offering on one or more occasions, with the amounts and times to be determined at

its discretion, in France and abroad, in euros and/or other currencies. The Board also requests that you waive your pre-emptive rights for the share offering described in the ninth resolution, with the understanding that the Board of Directors may grant shareholders subscription rights for all or part of the share offering, according to the schedule and terms determined at its discretion. These subscription rights will create rights that will only be transferable at the discretion of the Board.

The authorization granted to your Board of Directors will remain in effect for a period of 26 (twenty-six) months after this combined Annual and Extraordinary Shareholders' Meeting. This authorization cancels and replaces the previous authorization granted under various resolutions of the Annual Shareholders' Meeting of June 26, 2002.

We performed our duties in accordance with generally accepted auditing principles. These principles require us to perform due diligence aimed at verifying the means for determining the offering price.

Pending further review of the terms of these offerings, we have no particular comments to make on the terms for attributing rights to the shares presented in the Board of Directors' report.

Since the type of securities, offering price and the subscription rights' conversion, exchange and redemption bases and exercise price, as well as the total amount of the offerings, have not been determined, we cannot issue an opinion on either the definitive terms under which the transactions will be made or, as a result, on the proposed waiver of pre-emptive rights, even though in principle this waiver makes sense in the context of the proposed transactions submitted for your approval.

In accordance with the provisions of article 155-2 of the law of March 23, 1967, we will prepare an additional report at the time each of these offerings is made by your Board of Directors.

Paris and Neuilly-sur-Seine - France, May 2, 2003
The auditors

Amyot Exco Grant Thornton
Isabelle Fauvel
Daniel Kurkdjian

Deloitte Touche Tohmatsu
Frédéric Moulin
Jean-Paul Picard

BULL

A French corporation with share capital of € 340,397,798
Head office: 68 Route de Versailles, Louveciennes 78430
Registered with the Versailles Company Registry under No. 542 046 065

NOTICE OF MEETING

Bull's shareholders are hereby notified that the Board of Directors has decided to call a combined regular and special shareholders' meeting on June 26, 2002 to deliberate on the following agenda:
- Board of Directors' report
- Independent auditors' report

Regular Meeting

- Approval of the company and consolidated financial statements for the year ended December 31, 2001.
- Appropriation of the results for the year;
- Approval of the independent auditors' special report pursuant to Sections L 225-38 et seq. of the French Commercial Code;
- Ratification of the cooptation of a director by the Board of Directors
- Renewal of the term of office of a director; and
- Authorization to the company to renew its share buyback program.

Special Meeting

- Authorization to the Board of Directors to issue shares and/or securities giving their holders access to the Company's share capital with the preferential subscription rights of the shareholders;
- Authorization to the Board of Directors to issue shares and/or securities giving their holders access to the Company's share capital without the preferential subscription rights of the shareholders and the right to grant them a right of priority;
- Limitation of the total amount of capital increases now or in the future with and without the preferential subscription rights of the shareholders such as referred to in the two preceding points;
- Authorization to the Board of Directors to increase the share capital in the event of a takeover bid;
- Authorization to the Board of Directors to increase the share capital and reserve the shares thus issued for the employees pursuant to Section 225-129 VII of the French Commercial Code;
- Making the articles of incorporation and bylaws compliant with the new legal provisions contained in the French Commercial code and the Act on New Economic Regulations No. 2001-420 of May 15, 2001; and
- Delegation of powers of attorney for formalities.

The draft resolutions to be submitted by the Board of Directors to the combined regular and special shareholders' meeting are as follows:

DRAFT RESOLUTIONS TO THE COMBINED REGULAR AND SPECIAL SHAREHOLDERS' MEETING OF JUNE 26, 2002

Decisions that only the regular shareholders' meeting has the authority to make

First resolution *(approval of the 2001 consolidated financial statements).* After having read the Board of Directors' report and the independent auditors' report, the regular shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholder's meetings, hereby approves the entire contents of the financial statements for the year ended December 31, 2001, which show a loss of € 253,000,000.

Second resolution *(approval of 2001 parent company financial statements).* After having read the Board of Directors' report and the independent auditors' general report, the regular shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, hereby approves the entire contents of the financial statements for the year ended December 31, 2001, which show a net book loss of € 253,126,534.63

As a result, it hereby fully and finally discharges the directors and independent auditors in the performance of the duties for the year ended on that date.

Third resolution *(Appropriation of loss).* After having read the Board of Director's report and recognizing a net book loss of € 253,126,534.63 for the year, the regular shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, decides to appropriate said loss to retained earnings. After appropriation of this loss, the negative balance of the retained earnings accounts increases from € 309,542,358.84 to € 562,668,893.47

No dividend was paid out for the years ended December 31, 1998, December 31, 1999 and December 31, 2000.

Fourth resolution *(Regulated agreements).* After having read the Board of Directors' report and the independent auditors' general report on the agreements regulated by Sections L.225-38 et seq. of the New French Commercial Code, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, hereby approves the contents of said report.

Fifth resolution *(Ratification of Mr. Pierre Bonelli's cooptation as director)*

After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, ratifies the cooptation by the Board of Directors' meeting of December 2, 2001 of Mr. Pierre Bonelli to replace Mr. Guy de Panafieu, who resigned, for the remainder of the latter's term of office until the end of the shareholders' meeting called to approve the 2002 financial statements.

Sixth resolution *(Renewal of the term of office of Mrs. Jeanne Seyvet as director).* After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, decides, pursuant to the law, to nominate as director Mrs. Jeanne Seyvet, the French government's representative, for the three-year period provided in the articles of incorporation and bylaws until the closing of the shareholders' meeting called to approve the 2004 financial statements. Her term of office was renewed by a Ministerial Decree of February 4, 2002.

Seventh resolution *(Share buyback program).* After having read the board of Directors' report and the information contained in the information memorandum approved by the *Commission des Opérations de Bourse*, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meeting, authorizes the Board, under L.225-209 of the French Commercial Code, to buy back up to 10% of the Company's shares, i.e., 17,019,889 shares, using any procedures, on the market, privately, including by buying back blocks of shares privately or otherwise during private transactions and/or by using all derivate or other financial instruments traded on regulated or over-the-counter markets (including but not limited to the implementation of strategies involving options such as the purchase and sale and of call or put options or any combination thereof), in accordance with current laws and regulations for the purpose of holding them, assigning them, transferring them and/or setting them aside for a given purpose or transaction, including but not limited to for the purpose of (i) transferring them, loaning them, awarding them, or pledging them as collateral to award them or to enable the group's employees and/or corporate officers to purchase the Company's shares as part of employee shareholding plans, as part of an employee savings plan or company-specific savings plan, employee profit-sharing plans, or share purchase plans intended for the employees and/or corporate officers of the Company and/or the group and/or for (ii) all purchases and/or sales of shares, payments in shares or tenders in a tender offer initiated by the Company or otherwise in connection with acquisitions or takeover bids and/or to (iii) or to unwind crossholdings and/or, if necessary, facilitate reorganization of the capital structure and/or, if necessary, (iv) buy shares against the trend on the market in order to stabilize the trading price and/or to (v) permit the tendering of shares in connection with the exercise of rights attached to securities giving their holders access in any way to the granting of the Company's shares, and (vi) generally make it possible to carry out or facilitate any asset, financial, other capital transactions or shareholders' equity transactions.

To this end, it authorizes the Board of Directors to buy back the Company's shares for purposes consistent with the above limits and for the following terms:

- Total maximum amount of buybacks: € 250 million
- Minimum sale price per shares € 1
- Maximum purchase price per share: € 15

The shareholders' meeting authorizes the Board of Directors to implement the share buyback program and all its direct and indirect consequences. This authorization may be delegated.

This authorization may be used at any time during the period of its validity including during a tender offer.

This delegation is valid for a period of eighteen months as of the date of this shareholders' meeting and supersedes the authorization previously granted by the shareholders' meeting of May 3, 2001.

Decisions that may only be made by the special shareholders' meeting

Eighth resolution *(Issue of securities with preferential subscription rights and securities entitling their holders to access to the share capital).* After having read the Board of Directors' report and the independent auditors' report, and under the Section L.225-129 III of the French Commercial Code, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meeting:

1- delegates to the Board of Directors, the necessary powers to issue common stock or other stock in the Company in one or more issues in France or abroad denominated in euros and/or in foreign currencies. Said stock may have attached stock warrants and any other securities giving their holders access to the existing or futures shares of the Company by creation of or increase in the par value of existing securities, now and/or in the future or by subscription, conversion, exchange, redemption, presentation of a warrant or by any other means. Shares may be issued in consideration for receivables, issue premiums, incorporation of reserves or others followed by the creation or granting free of charge of stock in the company or increase in the par value of existing shares.

2- decides that the total amount of capital increases that may be carried now and/or in the future under the above delegation shall not exceed € 100,000,000 (one hundred million euros), plus the par value of the additional shares, if any, that need to be issued to protect the rights of holders of securities entitling their holders to shares in accordance with legal requirements. The total par value of the capital increases carried out by exercising the warrants attached to bonds or investment certificates shall not exceed € 100,000,000 (one hundred million euros).

3- further decides that the total face value of the bond issue that can be issued under the above delegation may not exceed € 100,000,000 (one hundred million euros) or the equivalent in foreign currency or accounting currency based on a basket of currency if issued in such.

4- decides that the shareholders may exercise their irreducible subscription right as provided by law. In addition, the Board of Directors shall have the right to grant the shareholders the reducible right to subscribe to a number of securities higher than that which they would have been able to subscribe reducibly, in proportion to their subscriptions, and any case, within the limit of their request.

If the irreducible or reducible subscriptions have not absorbed all of the shares or securities issue such as defined above, the Board, may in the order it deems appropriate, exercise one of the following rights:

- limit the issue to the amount of the subscriptions provided that the amount reaches at least three-quarters of the issue decided.
- distribute all or part of the nonsubscribed securities free of charge.
- sell all or part of the nonsubscribed securities to the public.

5. decides that the issue of stock warrants for the subscription of Company shares under Section 228-95 of the French Commercial Code may be carried out by subscription offer under the aforementioned conditions or that the stock warrants may be granted free of charge to the holders of existing shares. If stock warrants are awarded free of charge, the Board of Directors shall have the right to decide that fractional rights may not be traded and that the corresponding rights shall be sold. The proceeds from the sale of the fractional rights shall be distributed to the holders of the rights no later than thirty days after the whole number of shares has been recorded in their account.

6. decides that the above delegation automatically carries with it the waiver, in favor of the holders of the securities giving their holders the future right to Company shares likely to be issued, of the preferential right to subscribe to the shares to which said securities give right.
decides to strip the shareholders' preferential right to subscribe to shares issued by conversion of bonds or by the exercise of warrants.

7. decides that the amount owed or to be owed to the Company for each of the shares issued under the above delegation shall be at least equal to the par value of the shares.

8. the securities issued under the above delegation may be debt instruments and, in particular, bonds or similar or associated securities or allow the issue thereof as intermediate securities. They may be fixed maturity or perpetual subordinated securities and may be denominated in euros and/or foreign currencies. The maturity of the bond issues may not exceed 20 years. The maximum face value of all said debt instruments shall not exceed € 100,000,000 (one hundred million euros) or their equivalent on the date of the decision of issue.

9. decides that the Board of Directors shall be vested with all powers, under the conditions set forth by law, to use this delegation, in particular, to determine the dates and procedures of the issues as well as the form and the characteristics of the securities to be created, set the price and terms of the issues, set the

amounts to be issued, set the rights to-interest date of the securities to be issued, which may be retroactive, set the means of payment of the shares or other securities issued and, if applicable, set the terms at which they may be bought back on the stock market, the ability to suspend the exercise of the rights to grant shares attached to securities to be issued during a period that shall not exceed three months, set the procedures to protect the rights of the holders of securities giving their holders future access to the share capital in accordance with the laws and regulations. In addition, the Board or its Chairman may carry out, if applicable, any subtractions from the issue premium(s) and in particular subtractions of the expenses incurred for carrying out the issues and generally take all necessary steps and enter into all agreements to successfully issue and place the planned issues and recognize the capital increase(s) resulting from any issue carried out by the use of this delegation and amend the articles of incorporations and bylaws accordingly. The Board of Directors may delegate such powers to its Chairman.

If debt instruments are issued, the Board of Directors shall be vested with all powers to decide whether such instruments shall be subordinated or not, set their rate of interest, their maturity, the fixed or variable redemption price with or without premium, the procedures for redeeming them based on market conditions and the terms under which said securities shall entitle their holders to Company shares. The Board may delegate such powers to its Chairman.

10. If reserves, profits, or premiums are incorporated into the capital, the shareholders' meeting shall authorize the Board of Directors to decide that fractional rights shall not be tradable and that the securities shall be sold. The proceeds from the sale shall be distributed to the holders of the rights no later than thirty days after the date on which the whole number of the securities awarded are registered.
11. decides that the delegation thus granted to the Board of Directors shall be valid for a period of twenty-six months as of the date of this shareholders' meeting and that it supersedes the authorization previously granted by the shareholders' meeting of April 13, 2000.

Ninth resolution *(Issue of shares and securities giving their holders access to the share capital without preferential subscription rights).* After having read the Board of Directors' report and the independent auditors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings and pursuant to the provisions of Section L. 225-129 III of the French Commercial Code:

1. Delegates to the Board of Directors the necessary powers to issue common stock or other stock of the Company on the capital markets with or without stock warrants in one or more issues in euros and/or in foreign currencies in the proportions and times it deems appropriate, as well as all the securities of any kind whatsoever giving their holders access now or in the future to existing or future shares of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or in any other manner.
2. Decides that the amount of the capital increases likely to be carried out now and/or in the future under the aforementioned delegation shall not exceed the total face value of € 100,000,000 (one hundred million euros) plus, where applicable, the par value of the additional shares that need to be issued to protect, in accordance with the law, the rights of the bearers of securities giving them rights to shares. The total par value of shares resulting from the exercise of bonds with stock warrants attached and stock warrants, respectively, shall not exceed € 100,000,000 (one hundred million euros).
3. Decides, moreover, that that the total face value of the debt instruments likely to be issued under the aforementioned delegation shall not exceed € 100,000,000 (one hundred million euros) or its equivalent if they are issued in a foreign currency or in an accounting currency that uses a basket of currencies as a benchmark.
4. Decides to eliminate the preferential right of the shareholders to subscribe for the securities to be issued. The Board of Directors may grant the shareholders the right to subscribe by priority over all or part of the issue during the period and under the terms that it shall set. This subscription priority shall not result in the creation of tradable rights but may, if the Board of Directors deems it appropriate, be exercised irreducibly or reducibly.
5. Decides that if the subscriptions of the shareholders and the public have not absorbed all of an issue of shares or securities such as defined above, the Board may, in the order it deems appropriate, use one of the following rights:

- limit, if applicable, the issue to the amount of subscriptions provided that the issue reaches at least three-quarters of the issue decided.
- distribute all or part of the nonsubscribed securities free of charge.

6. Decides that, where applicable, the above delegation automatically carries with it the waiver, in favor of the holders of the securities giving their holders the right in the future to Company shares likely to be issued, of the preferential right to subscribe to the shares to which said securities give right.

Decides to eliminate the shareholders' preferential right to subscribe to shares issued by conversion of bonds or by the exercise of warrants.

7. Decides that the amount owed or to be owed to the Company for each of the shares issued under the above delegation shall, after factoring in the issue price of separate stock warrants if such warrants are issued, be at least equal to the average of the first prices of the Company's share during ten consecutive trading days chosen from the twenty trading days preceding the beginning of the issue of the aforementioned securities, after correction, if any, of this average to factor in the rights-to-dividend date.
8. The securities issued under the above delegation may be debt instruments and in particular bonds or similar or associated securities or allow the issue thereof as intermediate securities. They may be fixed maturity or perpetual subordinated or nonsubordinated securities and may be denominated in euros and/or foreign currencies. The maturity of the issues may not exceed 20 years. The maximum face value of all said debt instruments shall not exceed € 100,000,000 (one hundred million euros) or their equivalent on the date of the decision of issue.
9. Decides that the Board of Directors may, provided it does not exceed the total amount of the capital increases referred to in 2) above, issue one or more issues of shares or securities referred to in 1) above giving their holders access now or in the future to Company shares intended to pay for securities tendered as part of a tender offer under the terms and subject to the reservations set forth in Section L. 225-148 of the French Commercial Code.

10. Decides that the Board of Directors shall be vested with all powers, under the conditions set forth by law, to use this delegation, in particular, to determine the dates and procedures of the issues as well as the form and the characteristics of the securities to be created, set the price and terms of the issues, set the amounts to be issued, set the rights-to-interest or right-to-dividend date of the securities to be issued which may even be retroactive, set the means of payment of the shares or other securities issued and, if applicable, set the terms on which they may be bought back on the stock market, the possibility of suspending the exercise of the rights to grant shares attached to securities to be issued during a period that shall not exceed three months, set the procedures to protect the rights of the holders of securities giving their holders access to the share capital in the future in accordance with the laws and regulations. In addition, the Board or its Chairman may carry out, if applicable, any subtractions from the issue premium(s) and in particular subtractions of the expenses incurred for carrying out the issues and generally take all necessary steps and enter into all agreements to successfully issue and place the planned issues and recognize the capital increase(s) resulting from any issue carried out by the use of this delegation and amend the articles of incorporations and bylaws accordingly. The Board of Directors may delegate such powers to its Chairman.
    If debt instruments are issued, the Board of Directors shall be vested with all powers to decide whether such instruments shall be subordinated or not, set their rate of interest, their maturity, the fixed or variable redemption price with or without premium, the procedures for redeeming them based on market conditions and the terms under which said securities shall entitle their holders to Company shares. The Board may delegate such powers to its Chairman.

11. Decides that the delegation thus granted to the Board of Directors shall be valid for a period of twenty-six months as of the date of this shareholders' meeting and that it supersedes the authorization previously granted by the shareholders' meeting of April 13, 2000.

Tenth resolution *(Limitation of the amount of authorizations under the twelfth and thirteen resolutions).* After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings, as a consequence and subject to the adoption of the twelfth and thirteen resolutions, decides to set at € 100,000,000 (one hundred million euros) the total maximum par value of the current or future capital increases likely to be carried out under the authorizations granted by the aforementioned resolutions. The par value of any shares issued in addition to the above to protect the rights of the holders of securities giving them right to shares in accordance with the law shall be added to said total par value.

This delegation supersedes the authorization previously granted in the fifteenth resolution of the shareholders' meeting of April 13, 2000.

Eleventh resolution *(Authorization to the Board of Directors to increase the share capital in the event of a takeover bid).* After having read the Board of Directors' report and in accordance with the provisions of Section L.225-129 IV of the French Commercial Code, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings, expressly authorizes the Board of Directors to use all or part of the delegations granted to it herein on one or more occasions during a tender offer involving the Company's shares to increase the Company's share capital by all legal means.

The Board of Directors shall be vested with the broadest powers to set the procedures for using this authorization. It may delegate said powers to its Chairman.
This authorization shall be valid until the next shareholders' meeting called to approve the financial statements of the previous fiscal year.

Twelfth resolution *(Authorization to the Board of Directors to increase the share capital and reserve the issue for Bull Group employees pursuant to the provisions of Section L.225-129 VII of the French Commercial Code).* After having read the Board of Directors' report and the independent auditors' special report, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings:

I. authorizes the Board of Directors, pursuant to the provisions of Sections L.295-129 and 225-138 of the French Commercial Code to increase the share capital in one or more occasions by issuing common shares to be subscribed to solely by the employees of Bull and/or affiliated companies. The employees must be members of a company-specific savings plan or a voluntary employee savings plan invested in the company's shares under the conditions set forth in Section L. 443-5 of the French Labor Code.
The maximum number of common shares that may be issued under this authorization may not exceed 3% of the share capital. This limit shall be determined on the issue date.
The shareholders' meeting decides to strip the shareholders' of their preferential subscription right and transfer it to the employee subscribers.
This delegation shall be valid for a period of three years as of the date of this shareholders' meeting.

II. vests all powers in the Board of Directors to:

- issue new shares reserved for the employees up to the capital increase limit set by it; set the procedures of such issue; set the subscription price of the new shares (the subscription price shall not be higher than the average of the prices quoted at the twenty trading days prior to the date the Board of Directors makes the decision to open the subscription or more than 20% lower than said average of lower than 30% for a voluntary employer-contributed employee savings plan.); provide, where applicable for the awarding of bonus shares or other securities giving their holders access to the share capital; provide for the setting up of a company-specific savings plan or voluntary employer-contributed savings plan if necessary; recognize the completion of the corresponding capital increase; carry out and cause to be carried out all deeds and formalities to render final the capital increase(s) to be carried out in compliance with this resolution; amend the articles of incorporation and bylaws accordingly and do whatever is necessary.
The Board shall report yearly to the regular shareholder' meeting on the transactions carried out under this resolution.
This resolution supersedes the authorization previously granted by the shareholders' meeting of April 13, 2000.

Thirteenth resolution *(Making the company's articles of incorporation and bylaws compliant with the new laws).* The special shareholders' meeting decides to make the company's articles of incorporation and bylaws compliant with the new legal provisions contained in the French Commercial Code and the Act of New Economic Regulations No. 2001-420 of May 15, 2001.

To that end, Articles, 1, 13, 16, 17, 18, 19, 20, 21, 24, 25, 26, 27 and 33 of the articles of incorporation and bylaws shall be amended as follows:

Article 1 – form

The words "of the Act of July 24, 1966" shall be replaced by the words "of the French Commercial Code."

Article 13 – Membership of the Board of Directors

- References to the Act of July 24, 1966 on for-profit companies shall be deleted and replaced by the corresponding sections of the New French Commercial code.
- 1.a) shall be amended to take into account the new limitation on the maximum number of directors provided by the Act of May 15, 2001. Previously 24, the number of directors shall now be 18.
- 2 shall now be worded as follows:

Two paragraphs that were contained in the previous articles of incorporation and bylaws at Article 16 shall be added:

a) The first paragraph shall not be changed. It shall simply be labeled a.
b) The second paragraph shall be worded as follows:

The Board of Directors may appoint a secretary who does not have to be a director or shareholder.

c) The Board of Directors may decide to set up committees commissioned to study issues that it or its Chairman submits to them for their opinion. It shall determine their membership, powers and compensation. Such committees shall carry out their duties under its supervision.

Article 16 – Officers of the Board, Chairman, Chief Executive Officer
Article 16 shall now be worded as follows:

The company shall be run by either the Chairman Board of the Board Directors, who in that case, shall be called the Chairman and Chief Executive Officer or any another individual named by the Board of Directors and who shall be called the Chief Executive Officer.
The Board of Directors shall decide whether the company shall be run by the Chairman or the Chief Executive officer as provided in the first paragraph. If the Board of Directors does not assign the operation of the company to the Chairman, it shall appoint a Chief Executive Officer who does not need to be a director by the simple majority of the directors present or represent. It shall set his term of office which shall not exceed the length of said term of office if he is a director.
The company's shareholders and third parties shall be informed of said choice as provided by decree.
The Board of Directors may change its choice provided it informs third parties and the shareholders thereof pursuant to prevailing regulations.

Article 16.1. Chairman of the board of Directors

The Chairman of the Board of Directors represents the Board of Directors. He shall organize and direct the deliberations of the Board and report back on them to the shareholders' meeting. He shall ensure the proper operation of the Board of Directors and shareholders' meetings and ensure, in particular, that the directors are able to carry out their duties.
If the Chairman of the Board of Directors is also the company's Chief Executive Officer, the stipulations of Article 16.2 shall apply to him.

Article 16.2. Chief Executive Officer

The Chief Executive Officer shall have the broadest powers to act in the name of the company under any circumstance. He shall use his powers provided he does not overstep the bounds of the corporate purpose and subject to those powers that the law vests expressly in the shareholders' meetings and Board of Directors.
He shall represent the company in its relationships with third parties.
The company shall be bound even by the actions of the Chief Executive Officer that are ultra vires unless the company is able to prove that the third party was aware that the action was ultra vires or that it could not been unaware of it given the circumstances. Publication of the articles of incorporation and bylaws shall not be sufficient proof therefor.
The provisions of the articles of incorporation and bylaws and the decisions of the Board of Directors limiting the powers of the Chief Executive Officer shall not be binding on third parties.
The Board of Directors shall set the Chief Executive Officer's compensation.
The Board of Directors may authorize the Chief Executive Officer to extend bonds, securities or guarantees in the name of the company within the time periods and conditions set forth by the law.
The Board of Directors may remove the Chief Executive Officer from office at any time.

Article 16.3. Vice-Presidents

Upon a motion of the Chief Executive Officer, the Board of Directors may name one or more individuals to assist the Chief Executive Officer. Their title shall be Vice-President.
The maximum number of vice-presidents shall be five.
In agreement with the Chief Executive Officer, the Board of Directors shall determine the scope and duration of the powers vested in the vice-presidents. Vis-à-vis third parties, vice-presidents shall have the same powers as the Chief Executive Officer.
The Board of Directors shall set the compensation of the vice-presidents.
Upon a motion from the Chief Executive Officer, the Board of Directors may remove the vice-president(s) from office at any time.
When the Chief Executive Officer ceases to or is prevented from performing his duties, the vice-presidents shall keep their position and powers until the nomination of a new Chief Executive Officer unless otherwise decided by the Board.

Article 17 – Resolutions of the Board
1) Paragraph 1 shall stay the same.
The following paragraphs shall be added.

The Chief Executive Officer may also ask the Chairman to call a meeting of the Board of Directors to deliberate on specific agenda. The Chairman shall be bound by the requests sent to him.
The Board shall meet at the head office or at any other place.
Paragraph 2 shall now read as follows:
2) The directors may appoint another director to represent them at each meeting but a director may only act as the agent of one director. Powers of attorney shall be valid for one meeting only and may be granted by letter or telegram.
These provisions shall apply to the permanent representative of a director that is a legal entity.
Except in the cases provided by law, directors who take part in a Board meeting by videoconferencing shall be deemed to be in attendance for the purposes of calculating the quorum and majority provided there is compliance with prevailing regulations and provided participations is carried out according to the procedures and conditions of use determined in accordance with said regulations.
The rest of the article shall stay the same.

Article 18 – Minutes

Paragraph 2 of this article shall now read as follows:
Copies or abstracts of the minutes shall be validly certified by the Chairman of the Board of Directors, the Chief Executive Officer, a Vice-President or an attorney authorized for such purpose.

Article 19 – Powers of the Board

Paragraph 1 of this article was completely rewritten and shall now read as follows:

1) The Board of Directors shall determine the strategy of the company's operations and ensure that it is implemented. All matters involving the proper operation of the company shall be submitted to it. It shall settle matters that involve it through its resolutions.
In relationships with third parties, the company shall be bound even by the actions of the Board of Directors that do not fall within the scope of the corporate purpose unless it is able to prove that the third party was aware that the action overstepped the corporate purpose or that it could not have been unaware thereof given the circumstances. The sole publication of the articles of incorporation and bylaw shall not be sufficient proof thereof.
The Board of Directors shall perform the checks and verifications that it deems advisable. Directors shall be provided with all the information necessary for them to perform their duties and may request all documents they deem necessary.
Paragraph 2 shall stay the same.

Article 20 – Agreements between the company and the directors:
This article shall now read as follows
Article 20 – Agreements between the company, its directors and its shareholders

Except for such agreements as involve day-to-day transactions and entered into under arm's length conditions, all agreements that are entered into directly or through an agent between the company and its Chief Executive Officer, one of its vice-presidents, one of its directors, one of its shareholders with voting rights of more than 5%, or if the shareholder is a company, the company controlling it within the meaning of Section L.233-3 of the French Commercial code shall first require the consent of the Board of Directors.
The same shall apply to agreements in which one of the above persons is directly involved.
The following agreements shall also first require the consent of the Board of Directors: agreements between the company and a business if the Chief Executive Officer, one of the vice-presidents or one of the directors of the company is the owner, partner with unlimited liability, manager, administrator, member of the supervisory board or generally officer of said business.
The Chairman shall give his opinion on the authorized agreements to the independent auditors and submits them for approval to the shareholders' meeting.
Day-to-day transactions entered into under arm's length conditions shall be notified by the interested party to the Chairman of the Board of Directors. The list and purpose of said agreements shall be provided by the Chairman to the members of the Board of Directors and to the independent auditors.
All shareholders shall be entitled to obtain such list.
The aforementioned provisions shall not be applicable to loans extended by the company to the directors who represent the employees pursuant to the provisions of Section L 313-1 of the French Housing and Construction Code.

Article 21 – Signatures

Paragraph 1 shall now read as follows:
Either by the Chairman of the Board when he runs the company or the Chief Executive Officer, or by an agent mandated by them, within the limits of the powers they hold respectively.

The rest of the article shall stay the same.

Article 24 – Membership, Meetings, Notices of Meeting, Agenda

In paragraph 3 – Notice of meeting 1 – the term tenth of the share capital shall be replaced by a 5% of the share capital
The rest of the article shall remain the same.

Article 25 – Conditions for taking part in meetings, Vote
A third paragraph shall be added to 2, which shall read as follows:
- The shareholders that take part in the shareholders' meeting by videoconferencing or other means of telecommunication that make it possible to identify them under the conditions provided by prevailing regulations shall be deemed in attendance for the purposes of calculating the quorum and majority.

Article 26 – Officers of the meetings, attendance sheet
The term Chief Executive Officer shall be added to 1 in order that the article now reads as follows:

1) The shareholders' meeting shall be chaired by the Chairman of the Board of Directors, the vice-chairman or by the Chief Executive Officer, etc. The rest of the article shall remain the same.

Article 27 – Minutes
Paragraph 2 of the article shall be amended as follows:
2) Copies or abstracts of the minutes of the shareholders' meeting shall be validly certified by the Chairman of the Board of Directors, the Chief Executive Officer, or by a director performing the duties of vice-president.

Article 33 – Preparation of financial statements:

Paragraph 2 of the article shall be amended and end as follows:
... and containing information on the manner in which the company accounts for the labor and environmental impact of its operations in accordance with prevailing regulations.

***Fourteenth resolution** (Powers of attorney).* The shareholders' meeting vests all powers of attorney in the bearer of an original, an abstract or copy of the minutes of this shareholders' meeting to make all filings or carry out all formalities.

To have the right to attend, be represented or vote by mail in this shareholders' meeting:

- the owners of registered shares must be registered on the Company's books at least five days before the date of this shareholders' meeting.
- the owners of bearer shares, must within the same period, prove that their shares have been blocked at a bank at the following bank head offices or branches or with the Company's head office:

In France:
- Société Générale
- BNP Paribas
- Crédit Agricole Indosuez
- Crédit Commercial de France
- Crédit industriel et commercial de Paris
- Crédit Lyonnais

In Germany:
- Commerzbank A.G.
- Deutsche Bank
- Dresdner Bank A.G.

In Switzerland:
- Crédit Suisse
- UBS

Mail-in vote or proxy vote forms will be provided to any shareholder that requests them by certified mail return receipt requested. Such a request must be received by the Company at 68, Route de Versailles, Louveciennes, 78430, or its agent, Société Générale, Service Assemblées (BP 1135, Nantes 44024 Cedex 1) no later than six days prior to the date of the meeting.

Only properly completed mail-in votes that are received by the Company at least three days prior to the shareholders' meeting shall be counted.

Requests for including draft resolutions on the agenda must be sent within ten days as of the publication of this notice.

The Board of Directors

19736

BULL

04 APR -9 AM 7:21

A French corporation with share capital of € 340,397,798
Head office: 68 Route de Versailles, Louveciennes 78430
Registered with the Versailles Company Registry under No. 542 046 065

NOTICE OF MEETING

Bull's shareholders are hereby notified that the Board of Directors has decided to call a combined regular and special shareholders' meeting on June 26, 2002 to deliberate on the following agenda:
- Board of Directors' report
- Independent auditors' report

Regular Meeting

- Approval of the company and consolidated financial statements for the year ended December 31, 2001.
- Appropriation of the results for the year;
- Approval of the independent auditors' special report pursuant to Sections L 225-38 et seq. of the French Commercial Code;
- Ratification of the cooptation of a director by the Board of Directors
- Renewal of the term of office of a director; and
- Authorization to the company to renew its share buyback program.

Special Meeting

- Authorization to the Board of Directors to issue shares and/or securities giving their holders access to the Company's share capital with the preferential subscription rights of the shareholders;
- Authorization to the Board of Directors to issue shares and/or securities giving their holders access to the Company's share capital without the preferential subscription rights of the shareholders and the right to grant them a right of priority;
- Limitation of the total amount of capital increases now or in the future with and without the preferential subscription rights of the shareholders such as referred to in the two preceding points;
- Authorization to the Board of Directors to increase the share capital in the event of a takeover bid;
- Authorization to the Board of Directors to increase the share capital and reserve the shares thus issued for the employees pursuant to Section 225-129 VII of the French Commercial Code;
- Making the articles of incorporation and bylaws compliant with the new legal provisions contained in the French Commercial code and the Act on New Economic Regulations No. 2001-420 of May 15, 2001; and
- Delegation of powers of attorney for formalities.

The draft resolutions to be submitted by the Board of Directors to the combined regular and special shareholders' meeting are as follows:

DRAFT RESOLUTIONS TO THE COMBINED REGULAR AND SPECIAL SHAREHOLDERS' MEETING OF JUNE 26, 2002

Decisions that only the regular shareholders' meeting has the authority to make

First resolution *(approval of the 2001 consolidated financial statements).* After having read the Board of Directors' report and the independent auditors' report, the regular shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholder's meetings, hereby approves the entire contents of the financial statements for the year ended December 31, 2001, which show a loss of € 253,000,000.

Second resolution *(approval of 2001 parent company financial statements).* After having read the Board of Directors' report and the independent auditors' general report, the regular shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, hereby approves the entire contents of the financial statements for the year ended December 31, 2001, which show a net book loss of € 253,126,534.63

As a result, it hereby fully and finally discharges the directors and independent auditors in the performance of the duties for the year ended on that date.

Third resolution *(Appropriation of loss).* After having read the Board of Director's report and recognizing a net book loss of € 253,126,534.63 for the year, the regular shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, decides to appropriate said loss to retained earnings. After appropriation of this loss, the negative balance of the retained earnings accounts increases from € 309,542,358.84 to € 562,668,893.47

No dividend was paid out for the years ended December 31, 1998, December 31, 1999 and December 31, 2000.

Fourth resolution *(Regulated agreements).* After having read the Board of Directors' report and the independent auditors' general report on the agreements regulated by Sections L.225-38 et seq. of the New French Commercial Code, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, hereby approves the contents of said report.

Fifth resolution *(Ratification of Mr. Pierre Bonelli's cooptation as director)*

After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, ratifies the cooptation by the Board of Directors' meeting of December 2, 2001 of Mr. Pierre Bonelli to replace Mr. Guy de Panafieu, who resigned, for the remainder of the latter's term of office until the end of the shareholders' meeting called to approve the 2002 financial statements.

Sixth resolution *(Renewal of the term of office of Mrs. Jeanne Seyvet as director).* After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, decides, pursuant to the law, to nominate as director Mrs. Jeanne Seyvet, the French government's representative, for the three-year period provided in the articles of incorporation and bylaws until the closing of the shareholders' meeting called to approve the 2004 financial statements. Her term of office was renewed by a Ministerial Decree of February 4, 2002.

Seventh resolution *(Share buyback program).* After having read the board of Directors' report and the information contained in the information memorandum approved by the *Commission des Opérations de Bourse*, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meeting, authorizes the Board, under L.225-209 of the French Commercial Code, to buy back up to 10% of the Company's shares, i.e., 17,019,889 shares, using any procedures, on the market, privately, including by buying back blocks of shares privately or otherwise during private transactions and/or by using all derivate or other financial instruments traded on regulated or over-the-counter markets (including but not limited to the implementation of strategies involving options such as the purchase and sale and of call or put options or any combination thereof), in accordance with current laws and regulations for the purpose of holding them, assigning them, transferring them and/or setting them aside for a given purpose or transaction, including but not limited to for the purpose of (i) transferring them, loaning them, awarding them, or pledging them as collateral to award them or to enable the group's employees and/or corporate officers to purchase the Company's shares as part of employee shareholding plans, as part of an employee savings plan or company-specific savings plan, employee profit-sharing plans, or share purchase plans intended for the employees and/or corporate officers of the Company and/or the group and/or for (ii) all purchases and/or sales of shares, payments in shares or tenders in a tender offer initiated by the Company or otherwise in connection with acquisitions or takeover bids and/or to (iii) or to unwind crossholdings and/or, if necessary, facilitate reorganization of the capital structure and/or, if necessary, (iv) buy shares against the trend on the market in order to stabilize the trading price and/or to (v) permit the tendering of shares in connection with the exercise of rights attached to securities giving their holders access in any way to the granting of the Company's shares, and (vi) generally make it possible to carry out or facilitate any asset, financial, other capital transactions or shareholders' equity transactions.

To this end, it authorizes the Board of Directors to buy back the Company's shares for purposes consistent with the above limits and for the following terms:

- Total maximum amount of buybacks: € 250 million
- Minimum sale price per shares € 1
- Maximum purchase price per share: € 15

The shareholders' meeting authorizes the Board of Directors to implement the share buyback program and all its direct and indirect consequences. This authorization may be delegated.

This authorization may be used at any time during the period of its validity including during a tender offer.

This delegation is valid for a period of eighteen months as of the date of this shareholders' meeting and supersedes the authorization previously granted by the shareholders' meeting of May 3, 2001.

Decisions that may only be made by the special shareholders' meeting

Eighth resolution *(Issue of securities with preferential subscription rights and securities entitling their holders to access to the share capital).* After having read the Board of Directors' report and the independent auditors' report, and under the Section L.225-129 III of the French Commercial Code, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meeting:

1- delegates to the Board of Directors, the necessary powers to issue common stock or other stock in the Company in one or more issues in France or abroad denominated in euros and/or in foreign currencies. Said stock may have attached stock warrants and any other securities giving their holders access to the existing or futures shares of the Company by creation of or increase in the par value of existing securities, now and/or in the future or by subscription, conversion, exchange, redemption, presentation of a warrant or by any other means. Shares may be issued in consideration for receivables, issue premiums, incorporation of reserves or others followed by the creation or granting free of charge of stock in the company or increase in the par value of existing shares.

2- decides that the total amount of capital increases that may be carried now and/or in the future under the above delegation shall not exceed € 100,000,000 (one hundred million euros), plus the par value of the additional shares, if any, that need to be issued to protect the rights of holders of securities entitling their holders to shares in accordance with legal requirements. The total par value of the capital increases carried out by exercising the warrants attached to bonds or investment certificates shall not exceed € 100,000,000 (one hundred million euros).

3- further decides that the total face value of the bond issue that can be issued under the above delegation may not exceed € 100,000,000 (one hundred million euros) or the equivalent in foreign currency or accounting currency based on a basket of currency if issued in such.

4- decides that the shareholders may exercise their irreducible subscription right as provided by law. In addition, the Board of Directors shall have the right to grant the shareholders the reducible right to subscribe to a number of securities higher than that which they would have been able to subscribe reducibly, in proportion to their subscriptions, and any case, within the limit of their request.

If the irreducible or reducible subscriptions have not absorbed all of the shares or securities issue such as defined above, the Board, may in the order it deems appropriate, exercise one of the following rights:

- limit the issue to the amount of the subscriptions provided that the amount reaches at least three-quarters of the issue decided.
- distribute all or part of the nonsubscribed securities free of charge.
- sell all or part of the nonsubscribed securities to the public.

5. decides that the issue of stock warrants for the subscription of Company shares under Section 228-95 of the French Commercial Code may be carried out by subscription offer under the aforementioned conditions or that the stock warrants may be granted free of charge to the holders of existing shares. If stock warrants are awarded free of charge, the Board of Directors shall have the right to decide that fractional rights may not be traded and that the corresponding rights shall be sold. The proceeds from the sale of the fractional rights shall be distributed to the holders of the rights no later than thirty days after the whole number of shares has been recorded in their account.

6. decides that the above delegation automatically carries with it the waiver, in favor of the holders of the securities giving their holders the future right to Company shares likely to be issued, of the preferential right to subscribe to the shares to which said securities give right.
decides to strip the shareholders' preferential right to subscribe to shares issued by conversion of bonds or by the exercise of warrants.

7. decides that the amount owed or to be owed to the Company for each of the shares issued under the above delegation shall be at least equal to the par value of the shares.

8. the securities issued under the above delegation may be debt instruments and, in particular, bonds or similar or associated securities or allow the issue thereof as intermediate securities. They may be fixed maturity or perpetual subordinated securities and may be denominated in euros and/or foreign currencies. The maturity of the bond issues may not exceed 20 years. The maximum face value of all said debt instruments shall not exceed € 100,000,000 (one hundred million euros) or their equivalent on the date of the decision of issue.

9. decides that the Board of Directors shall be vested with all powers, under the conditions set forth by law, to use this delegation, in particular, to determine the dates and procedures of the issues as well as the form and the characteristics of the securities to be created, set the price and terms of the issues, set the

amounts to be issued, set the rights to-interest date of the securities to be issued, which may be retroactive, set the means of payment of the shares or other securities issued and, if applicable, set the terms at which they may be bought back on the stock market, the ability to suspend the exercise of the rights to grant shares attached to securities to be issued during a period that shall not exceed three months, set the procedures to protect the rights of the holders of securities giving their holders future access to the share capital in accordance with the laws and regulations. In addition, the Board or its Chairman may carry out, if applicable, any subtractions from the issue premium(s) and in particular subtractions of the expenses incurred for carrying out the issues and generally take all necessary steps and enter into all agreements to successfully issue and place the planned issues and recognize the capital increase(s) resulting from any issue carried out by the use of this delegation and amend the articles of incorporations and bylaws accordingly. The Board of Directors may delegate such powers to its Chairman.

If debt instruments are issued, the Board of Directors shall be vested with all powers to decide whether such instruments shall be subordinated or not, set their rate of interest, their maturity, the fixed or variable redemption price with or without premium, the procedures for redeeming them based on market conditions and the terms under which said securities shall entitle their holders to Company shares. The Board may delegate such powers to its Chairman.

10. If reserves, profits, or premiums are incorporated into the capital, the shareholders' meeting shall authorize the Board of Directors to decide that fractional rights shall not be tradable and that the securities shall be sold. The proceeds from the sale shall be distributed to the holders of the rights no later than thirty days after the date on which the whole number of the securities awarded are registered.
11. decides that the delegation thus granted to the Board of Directors shall be valid for a period of twenty-six months as of the date of this shareholders' meeting and that it supersedes the authorization previously granted by the shareholders' meeting of April 13, 2000.

***Ninth resolution** (Issue of shares and securities giving their holders access to the share capital without preferential subscription rights).* After having read the Board of Directors' report and the independent auditors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings and pursuant to the provisions of Section L. 225-129 III of the French Commercial Code:

1. Delegates to the Board of Directors the necessary powers to issue common stock or other stock of the Company on the capital markets with or without stock warrants in one or more issues in euros and/or in foreign currencies in the proportions and times it deems appropriate, as well as all the securities of any kind whatsoever giving their holders access now or in the future to existing or future shares of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or in any other manner.
2. Decides that the amount of the capital increases likely to be carried out now and/or in the future under the aforementioned delegation shall not exceed the total face value of € 100,000,000 (one hundred million euros) plus, where applicable, the par value of the additional shares that need to be issued to protect, in accordance with the law, the rights of the bearers of securities giving them rights to shares. The total par value of shares resulting from the exercise of bonds with stock warrants attached and stock warrants, respectively, shall not exceed € 100,000,000 (one hundred million euros).
3. Decides, moreover, that that the total face value of the debt instruments likely to be issued under the aforementioned delegation shall not exceed € 100,000,000 (one hundred million euros) or its equivalent if they are issued in a foreign currency or in an accounting currency that uses a basket of currencies as a benchmark.
4. Decides to eliminate the preferential right of the shareholders to subscribe for the securities to be issued. The Board of Directors may grant the shareholders the right to subscribe by priority over all or part of the issue during the period and under the terms that it shall set. This subscription priority shall not result in the creation of tradable rights but may, if the Board of Directors deems it appropriate, be exercised irreducibly or reducibly.
5. Decides that if the subscriptions of the shareholders and the public have not absorbed all of an issue of shares or securities such as defined above, the Board may, in the order it deems appropriate, use one of the following rights:

- limit, if applicable, the issue to the amount of subscriptions provided that the issue reaches at least three-quarters of the issue decided.
- distribute all or part of the nonsubscribed securities free of charge.

6. Decides that, where applicable, the above delegation automatically carries with it the waiver, in favor of the holders of the securities giving their holders the right in the future to Company shares likely to be issued, of the preferential right to subscribe to the shares to which said securities give right.

Decides to eliminate the shareholders' preferential right to subscribe to shares issued by conversion of bonds or by the exercise of warrants.

7. Decides that the amount owed or to be owed to the Company for each of the shares issued under the above delegation shall, after factoring in the issue price of separate stock warrants if such warrants are issued, be at least equal to the average of the first prices of the Company's share during ten consecutive trading days chosen from the twenty trading days preceding the beginning of the issue of the aforementioned securities, after correction, if any, of this average to factor in the rights-to-dividend date.
8. The securities issued under the above delegation may be debt instruments and in particular bonds or similar or associated securities or allow the issue thereof as intermediate securities. They may be fixed maturity or perpetual subordinated or nonsubordinated securities and may be denominated in euros and/or foreign currencies. The maturity of the issues may not exceed 20 years. The maximum face value of all said debt instruments shall not exceed € 100,000,000 (one hundred million euros) or their equivalent on the date of the decision of issue.
9. Decides that the Board of Directors may, provided it does not exceed the total amount of the capital increases referred to in 2) above, issue one or more issues of shares or securities referred to in 1) above giving their holders access now or in the future to Company shares intended to pay for securities tendered as part of a tender offer under the terms and subject to the reservations set forth in Section L. 225-148 of the French Commercial Code.

10. Decides that the Board of Directors shall be vested with all powers, under the conditions set forth by law, to use this delegation, in particular, to determine the dates and procedures of the issues as well as the form and the characteristics of the securities to be created, set the price and terms of the issues, set the amounts to be issued, set the rights-to-interest or right-to-dividend date of the securities to be issued which may even be retroactive, set the means of payment of the shares or other securities issued and, if applicable, set the terms on which they may be bought back on the stock market, the possibility of suspending the exercise of the rights to grant shares attached to securities to be issued during a period that shall not exceed three months, set the procedures to protect the rights of the holders of securities giving their holders access to the share capital in the future in accordance with the laws and regulations. In addition, the Board or its Chairman may carry out, if applicable, any subtractions from the issue premium(s) and in particular subtractions of the expenses incurred for carrying out the issues and generally take all necessary steps and enter into all agreements to successfully issue and place the planned issues and recognize the capital increase(s) resulting from any issue carried out by the use of this delegation and amend the articles of incorporations and bylaws accordingly. The Board of Directors may delegate such powers to its Chairman.
    If debt instruments are issued, the Board of Directors shall be vested with all powers to decide whether such instruments shall be subordinated or not, set their rate of interest, their maturity, the fixed or variable redemption price with or without premium, the procedures for redeeming them based on market conditions and the terms under which said securities shall entitle their holders to Company shares. The Board may delegate such powers to its Chairman.

11. Decides that the delegation thus granted to the Board of Directors shall be valid for a period of twenty-six months as of the date of this shareholders' meeting and that it supersedes the authorization previously granted by the shareholders' meeting of April 13, 2000.

***Tenth resolution** (Limitation of the amount of authorizations under the twelfth and thirteen resolutions).* After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings, as a consequence and subject to the adoption of the twelfth and thirteen resolutions, decides to set at € 100,000,000 (one hundred million euros) the total maximum par value of the current or future capital increases likely to be carried out under the authorizations granted by the aforementioned resolutions. The par value of any shares issued in addition to the above to protect the rights of the holders of securities giving them right to shares in accordance with the law shall be added to said total par value.

This delegation supersedes the authorization previously granted in the fifteenth resolution of the shareholders' meeting of April 13, 2000.

***Eleventh resolution** (Authorization to the Board of Directors to increase the share capital in the event of a takeover bid).* After having read the Board of Directors' report and in accordance with the provisions of Section L.225-129 IV of the French Commercial Code, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings, expressly authorizes the Board of Directors to use all or part of the delegations granted to it herein on one or more occasions during a tender offer involving the Company's shares to increase the Company's share capital by all legal means.

The Board of Directors shall be vested with the broadest powers to set the procedures for using this authorization. It may delegate said powers to its Chairman.
This authorization shall be valid until the next shareholders' meeting called to approve the financial statements of the previous fiscal year.

Twelfth resolution *(Authorization to the Board of Directors to increase the share capital and reserve the issue for Bull Group employees pursuant to the provisions of Section L.225-129 VII of the French Commercial Code).* After having read the Board of Directors' report and the independent auditors' special report, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings:

I. authorizes the Board of Directors, pursuant to the provisions of Sections L.295-129 and 225-138 of the French Commercial Code to increase the share capital in one or more occasions by issuing common shares to be subscribed to solely by the employees of Bull and/or affiliated companies. The employees must be members of a company-specific savings plan or a voluntary employee savings plan invested in the company's shares under the conditions set forth in Section L. 443-5 of the French Labor Code.
The maximum number of common shares that may be issued under this authorization may not exceed 3% of the share capital. This limit shall be determined on the issue date.
The shareholders' meeting decides to strip the shareholders' of their preferential subscription right and transfer it to the employee subscribers.
This delegation shall be valid for a period of three years as of the date of this shareholders' meeting.

II. vests all powers in the Board of Directors to:

- issue new shares reserved for the employees up to the capital increase limit set by it; set the procedures of such issue; set the subscription price of the new shares (the subscription price shall not be higher than the average of the prices quoted at the twenty trading days prior to the date the Board of Directors makes the decision to open the subscription or more than 20% lower than said average of lower than 30% for a voluntary employer-contributed employee savings plan.); provide, where applicable for the awarding of bonus shares or other securities giving their holders access to the share capital; provide for the setting up of a company-specific savings plan or voluntary employer-contributed savings plan if necessary; recognize the completion of the corresponding capital increase; carry out and cause to be carried out all deeds and formalities to render final the capital increase(s) to be carried out in compliance with this resolution; amend the articles of incorporation and bylaws accordingly and do whatever is necessary.
The Board shall report yearly to the regular shareholder' meeting on the transactions carried out under this resolution.
This resolution supersedes the authorization previously granted by the shareholders' meeting of April 13, 2000.

Thirteenth resolution *(Making the company's articles of incorporation and bylaws compliant with the new laws).* The special shareholders' meeting decides to make the company's articles of incorporation and bylaws compliant with the new legal provisions contained in the French Commercial Code and the Act of New Economic Regulations No. 2001-420 of May 15, 2001.

To that end, Articles, 1, 13, 16, 17, 18, 19, 20, 21, 24, 25, 26, 27 and 33 of the articles of incorporation and bylaws shall be amended as follows:

Article 1 – form

The words "of the Act of July 24, 1966" shall be replaced by the words "of the French Commercial Code."

Article 13 – Membership of the Board of Directors

- References to the Act of July 24, 1966 on for-profit companies shall be deleted and replaced by the corresponding sections of the New French Commercial code.
- 1.a) shall be amended to take into account the new limitation on the maximum number of directors provided by the Act of May 15, 2001. Previously 24, the number of directors shall now be 18.
- 2 shall now be worded as follows:
Two paragraphs that were contained in the previous articles of incorporation and bylaws at Article 16 shall be added:

a) The first paragraph shall not be changed. It shall simply be labeled a.
b) The second paragraph shall be worded as follows:

The Board of Directors may appoint a secretary who does not have to be a director or shareholder.

c) The Board of Directors may decide to set up committees commissioned to study issues that it or its Chairman submits to them for their opinion. It shall determine their membership, powers and compensation. Such committees shall carry out their duties under its supervision.

Article 16 – Officers of the Board, Chairman, Chief Executive Officer
Article 16 shall now be worded as follows:

The company shall be run by either the Chairman Board of the Board Directors, who in that case, shall be called the Chairman and Chief Executive Officer or any another individual named by the Board of Directors and who shall be called the Chief Executive Officer.
The Board of Directors shall decide whether the company shall be run by the Chairman or the Chief Executive officer as provided in the first paragraph. If the Board of Directors does not assign the operation of the company to the Chairman, it shall appoint a Chief Executive Officer who does not need to be a director by the simple majority of the directors present or represent. It shall set his term of office which shall not exceed the length of said term of office if he is a director.
The company's shareholders and third parties shall be informed of said choice as provided by decree.
The Board of Directors may change its choice provided it informs third parties and the shareholders thereof pursuant to prevailing regulations.

Article 16.1. Chairman of the board of Directors

The Chairman of the Board of Directors represents the Board of Directors. He shall organize and direct the deliberations of the Board and report back on them to the shareholders' meeting. He shall ensure the proper operation of the Board of Directors and shareholders' meetings and ensure, in particular, that the directors are able to carry out their duties.
If the Chairman of the Board of Directors is also the company's Chief Executive Officer, the stipulations of Article 16.2 shall apply to him.

Article 16.2. Chief Executive Officer

The Chief Executive Officer shall have the broadest powers to act in the name of the company under any circumstance. He shall use his powers provided he does not overstep the bounds of the corporate purpose and subject to those powers that the law vests expressly in the shareholders' meetings and Board of Directors.
He shall represent the company in its relationships with third parties.
The company shall be bound even by the actions of the Chief Executive Officer that are ultra vires unless the company is able to prove that the third party was aware that the action was ultra vires or that it could not been unaware of it given the circumstances. Publication of the articles of incorporation and bylaws shall not be sufficient proof therefor.
The provisions of the articles of incorporation and bylaws and the decisions of the Board of Directors limiting the powers of the Chief Executive Officer shall not be binding on third parties.
The Board of Directors shall set the Chief Executive Officer's compensation.
The Board of Directors may authorize the Chief Executive Officer to extend bonds, securities or guarantees in the name of the company within the time periods and conditions set forth by the law.
The Board of Directors may remove the Chief Executive Officer from office at any time.

Article 16.3. Vice-Presidents

Upon a motion of the Chief Executive Officer, the Board of Directors may name one or more individuals to assist the Chief Executive Officer. Their title shall be Vice-President.
The maximum number of vice-presidents shall be five.
In agreement with the Chief Executive Officer, the Board of Directors shall determine the scope and duration of the powers vested in the vice-presidents. Vis-à-vis third parties, vice-presidents shall have the same powers as the Chief Executive Officer.
The Board of Directors shall set the compensation of the vice-presidents.
Upon a motion from the Chief Executive Officer, the Board of Directors may remove the vice-president(s) from office at any time.
When the Chief Executive Officer ceases to or is prevented from performing his duties, the vice-presidents shall keep their position and powers until the nomination of a new Chief Executive Officer unless otherwise decided by the Board.

Article 17 – Resolutions of the Board
1) Paragraph 1 shall stay the same.
The following paragraphs shall be added.

The Chief Executive Officer may also ask the Chairman to call a meeting of the Board of Directors to deliberate on specific agenda. The Chairman shall be bound by the requests sent to him.
The Board shall meet at the head office or at any other place.
Paragraph 2 shall now read as follows:
2) The directors may appoint another director to represent them at each meeting but a director may only act as the agent of one director. Powers of attorney shall be valid for one meeting only and may be granted by letter or telegram.
These provisions shall apply to the permanent representative of a director that is a legal entity.
Except in the cases provided by law, directors who take part in a Board meeting by videoconferencing shall be deemed to be in attendance for the purposes of calculating the quorum and majority provided there is compliance with prevailing regulations and provided participations is carried out according to the procedures and conditions of use determined in accordance with said regulations.
The rest of the article shall stay the same.

Article 18 – Minutes

Paragraph 2 of this article shall now read as follows:
Copies or abstracts of the minutes shall be validly certified by the Chairman of the Board of Directors, the Chief Executive Officer, a Vice-President or an attorney authorized for such purpose.

Article 19 – Powers of the Board

Paragraph 1 of this article was completely rewritten and shall now read as follows:

1) The Board of Directors shall determine the strategy of the company's operations and ensure that it is implemented. All matters involving the proper operation of the company shall be submitted to it. It shall settle matters that involve it through its resolutions.
In relationships with third parties, the company shall be bound even by the actions of the Board of Directors that do not fall within the scope of the corporate purpose unless it is able to prove that the third party was aware that the action overstepped the corporate purpose or that it could not have been unaware thereof given the circumstances. The sole publication of the articles of incorporation and bylaw shall not be sufficient proof thereof.
The Board of Directors shall perform the checks and verifications that it deems advisable. Directors shall be provided with all the information necessary for them to perform their duties and may request all documents they deem necessary.
Paragraph 2 shall stay the same.

Article 20 – Agreements between the company and the directors:
This article shall now read as follows
Article 20 – Agreements between the company, its directors and its shareholders

Except for such agreements as involve day-to-day transactions and entered into under arm's length conditions, all agreements that are entered into directly or through an agent between the company and its Chief Executive Officer, one of its vice-presidents, one of its directors, one of its shareholders with voting rights of more than 5%, or if the shareholder is a company, the company controlling it within the meaning of Section L.233-3 of the French Commercial code shall first require the consent of the Board of Directors.
The same shall apply to agreements in which one of the above persons is directly involved.
The following agreements shall also first require the consent of the Board of Directors: agreements between the company and a business if the Chief Executive Officer, one of the vice-presidents or one of the directors of the company is the owner, partner with unlimited liability, manager, administrator, member of the supervisory board or generally officer of said business.
The Chairman shall give his opinion on the authorized agreements to the independent auditors and submits them for approval to the shareholders' meeting.
Day-to-day transactions entered into under arm's length conditions shall be notified by the interested party to the Chairman of the Board of Directors. The list and purpose of said agreements shall be provided by the Chairman to the members of the Board of Directors and to the independent auditors.
All shareholders shall be entitled to obtain such list.
The aforementioned provisions shall not be applicable to loans extended by the company to the directors who represent the employees pursuant to the provisions of Section L 313-1 of the French Housing and Construction Code.

Article 21 – Signatures

Paragraph 1 shall now read as follows:
Either by the Chairman of the Board when he runs the company or the Chief Executive Officer, or by an agent mandated by them, within the limits of the powers they hold respectively.

The rest of the article shall stay the same.

Article 24 – Membership, Meetings, Notices of Meeting, Agenda

In paragraph 3 – Notice of meeting 1 – the term tenth of the share capital shall be replaced by a 5% of the share capital The rest of the article shall remain the same.

Article 25 – Conditions for taking part in meetings, Vote
A third paragraph shall be added to 2, which shall read as follows:
- The shareholders that take part in the shareholders' meeting by videoconferencing or other means of telecommunication that make it possible to identify them under the conditions provided by prevailing regulations shall be deemed in attendance for the purposes of calculating the quorum and majority.

Article 26 – Officers of the meetings, attendance sheet
The term Chief Executive Officer shall be added to 1 in order that the article now reads as follows:

1) The shareholders' meeting shall be chaired by the Chairman of the Board of Directors, the vice-chairman or by the Chief Executive Officer, etc. The rest of the article shall remain the same.

Article 27 – Minutes
Paragraph 2 of the article shall be amended as follows:
2) Copies or abstracts of the minutes of the shareholders' meeting shall be validly certified by the Chairman of the Board of Directors, the Chief Executive Officer, or by a director performing the duties of vice-president.

Article 33 – Preparation of financial statements:

Paragraph 2 of the article shall be amended and end as follows:
... and containing information on the manner in which the company accounts for the labor and environmental impact of its operations in accordance with prevailing regulations.

Fourteenth resolution *(Powers of attorney).* The shareholders' meeting vests all powers of attorney in the bearer of an original, an abstract or copy of the minutes of this shareholders' meeting to make all filings or carry out all formalities.

To have the right to attend, be represented or vote by mail in this shareholders' meeting:

- the owners of registered shares must be registered on the Company's books at least five days before the date of this shareholders' meeting.
- the owners of bearer shares, must within the same period, prove that their shares have been blocked at a bank at the following bank head offices or branches or with the Company's head office:

In France:
- Société Générale
- BNP Paribas
- Crédit Agricole Indosuez
- Crédit Commercial de France
- Crédit industriel et commercial de Paris
- Crédit Lyonnais

In Germany:
- Commerzbank A.G.
- Deutsche Bank
- Dresdner Bank A.G.

In Switzerland:
- Crédit Suisse
- UBS

Mail-in vote or proxy vote forms will be provided to any shareholder that requests them by certified mail return receipt requested. Such a request must be received by the Company at 68, Route de Versailles, Louveciennes, 78430, or its agent, Société Générale, Service Assemblées (BP 1135, Nantes 44024 Cedex 1) no later than six days prior to the date of the meeting.

Only properly completed mail-in votes that are received by the Company at least three days prior to the shareholders' meeting shall be counted.

Requests for including draft resolutions on the agenda must be sent within ten days as of the publication of this notice.

The Board of Directors

19736

BULL

A French corporation with share capital of € 340,397,798
Head office: 68 Route de Versailles, Louveciennes 78430
Registered with the Versailles Company Registry under No. 542 046 065

NOTICE OF COMBINED REGULAR AND SPECIAL SHAREHOLDERS' MEETING

Bull's shareholders are hereby convened to a combined regular and special shareholders' meeting on June 26, 2002 at 3 p.m. in the Ramsès room at the Centre de Congrès Les Pyramides, 16 Avenue de Saint-Germain, Port Marly 78560, to deliberate on the following agenda:
- Board of Directors' report
- Independent auditors' report

Regular Meeting

- Approval of the company and consolidated financial statements for the year ended December 31, 2001.
- Appropriation of the loss for the year;
- Approval of the independent auditors' special report pursuant to Sections L 225-38 et seq. of the French Commercial Code;
- Ratification of the cooptation of a director by the Board of Directors
- Renewal of the term of a director;
- Authorization to the company to renew its share buyback program; and

Special Meeting

- Authorization to the Board of Directors to issue shares and/or securities giving their holders access to the Company's share capital with the preferential subscription rights of the shareholders;
- Authorization to the Board of Directors to issue shares and/or securities giving their holders access to the Company's share capital without the preferential subscription rights of the shareholders;
- Limitation of the total amount of capital increases now or in the future with and without the preferential subscription rights of the shareholders such as referred to in the two preceding points;
- Authorization to the Board of Directors to increase the share capital in the event of a takeover bid;
- Authorization to the Board of Directors to increase the share capital and reserve the issue for the Bull Goup's employees.
- Making the articles of incorporation and bylaws compliant with the new legal provisions contained in the French Commercial code and the Act on New Economic Regulations No. 2001-420 of May 15, 2001; and
- Delegation of powers of attorney for formalities.

To have the right to attend, be represented or vote by mail in this shareholders' meeting:
- the owners of registered shares must be registered on the Company's books at least five days before the date of this shareholders' meeting.
- the owners of bearer shares must, within the same period, prove that their shares have been blocked at a bank at the following bank head offices or branches or with the Company's head office:

In France:
- Société Générale
- BNP Paribas
- Crédit Agricole Indosuez
- Crédit Commercial de France
- Crédit industriel et commercial de Paris
- Crédit Lyonnais

In Germany:
- Commerzbank A.G.
- Deutsche Bank
- Dresdner Bank A.G.

In Switzerland:
- Crédit Suisse
- UBS

Mail-in vote or proxy vote forms will be provided to any shareholder that requests them by certified mail return receipt requested. Such a request must be received by the Company at 68, Route de Versailles, Louveciennes, 78430, or its agent, Société Générale, Service Assemblées (BP 81236, Nantes 44312 Cedex 3) no later than six days prior to the date of the meeting.

Only properly completed mail-in votes that are received by the Company at least three days prior to the shareholders' meeting shall be counted.

The prior notice required by Section 130 of Decree 67-236 of March 23, 1967 was published in the *Bulletin des Annonces Légales Obligatoires* of Friday, May 24.

The Board of Directors

21096

A French corporation with share capital of € 340,397,798
Head office: 68 Route de Versailles, Louveciennes 78430
Registered with the Versailles Company Registry under No. 542 046 065

04 APR -9 AM 7:21

NOTICE OF MEETING (*"avis de réunion"*) IN LIEU OF NOTICE (*"Convocation"*)[2]

Bull's shareholders are hereby notified that the Board of Directors has decided to call a combined regular and special shareholders' meeting on June 26, 2003 at 10:30 a.m. in the Ramsès room at the Centre de Congrès Les Pyramides, 16 Avenue de Saint-Germain, Port Marly 78560, to deliberate on the following agenda:

- Board of Directors' report
- Independent auditors' report

Regular Meeting

- Approval of the parent company and consolidated financial statements for the year ended December 31, 2002.
- Appropriation of the loss for the year;
- Approval of the independent auditors' special report pursuant to Sections L 225-38 et seq. of the French Commercial Code;
- Ratification of the cooptation of Mr. Michel Davancens by the Board of Directors' meeting of October 24, 2002;
- Ratification of the cooptation of Mr. Tadao Kondo by the Board of Directors' meeting of April 30, 2003;
- Ratification of the nomination of Mr. Thierry Francq as director representing the French government;
- Appointment of Mr. Antonio Barrera de Irimo as a new director;
- Renewal of Mr. Pierre Bonelli's term as director;
- Authorization to the company to renew its share buyback program; and
- Authorization to the Board of Directors to carry out one or more bond issues.

Special Meeting

- Authorization to the Board of Directors to issue shares and/or securities giving their holders access to the Company's share capital with the preferential subscription rights of the shareholders;
- Authorization to the Board of Directors to issue shares and/or securities giving their holders access to the Company's share capital without the preferential subscription rights of the shareholders;
- Limitation of the total amount of capital increases now or in the future with and without the preferential subscription rights of the shareholders such as referred to in the two preceding points;
- Authorization to the Board of Directors to increase the share capital in the event of a takeover bid; and
- Delegation of powers of attorney for formalities.

The draft resolutions submitted by the Board of Directors to the combined regular and special shareholders' meeting of June 26, 2003 follows:

Decisions that only the regular shareholders' meeting has the authority to make

First resolution *(approval of the 2002 consolidated financial statements).* After having read the Board of Directors' report and the independent auditors' report, the regular shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholder's meetings, hereby approves the entire contents of the financial statements for the year ended December 31, 2002, which show a loss of € 548,000,000.

Second resolution *(approval of 2002 parent company financial statements).* After having read the Board of Directors' report and the independent auditors' general report, the regular shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, hereby approves the entire contents of the financial statements for the year ended December 31, 2002, which show a net book loss of € 598,040,695.54

As a result, it hereby fully and finally discharges the directors and independent auditors in the performance of the duties for the year ended on that date.

Third resolution *(Appropriation of loss).* After having read the Board of Director's report and recognizing a net book loss of € 598,040,695.54 for the year, the regular shareholders' meeting, satisfying the quorum and majority conditions

[2] Translator's note : The two terms used here in French are the same in English. The difference resides essentially in the level of formality.

required of regular shareholders' meetings, decides to appropriate said loss to retained earnings. After appropriation of this loss, the negative balance of the retained earnings accounts increases from € 562,668,893.47 to € 1,160,709,589.01

No dividend was paid out for the years ended December 31, 1999, December 31, 2000 and December 31, 2001.

Fourth resolution *(Regulated agreements).* After having read the Board of Directors' report and the independent auditors' general report on the agreements regulated by Sections L.225-38 et seq. of the New French Commercial Code, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, hereby approves the contents of said report.

Fifth resolution *(Ratification of Mr. Michel Davancens cooptation as director)*
After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, ratifies the cooptation by the Board of Directors' meeting of October 24, 2002 of Mr. Michel Davancens to replace Mr. Michel Bon, who resigned, for the remainder of the latter's term of office until the end of the shareholders' meeting called to approve the 2003 financial statements.

Sixth resolution *(Ratification of Mr. Tadao Kondo cooptation as director)*
After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, ratifies the cooptation by the Board of Directors' meeting of April 30, 2003 of Mr. Tadao Kondo to replace Mr. Sadkazu Matsuba, who resigned, for the remainder of the latter's term of office until the end of the shareholders' meeting called to approve the 2003 financial statements.

Seventh resolution *(Ratification of Mr. Thierry Francq's nomination as director to represent the French government).*
After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, decides, as provided by law, to ratify the nomination as director of Mr. Thierry Francq to represent the French government. He was nominated by a Ministerial Decree of May 31, 2002 and became a director at the Board of Directors' meeting of July 25, 2002. His term of office shall begin as of said date and run for the three years provided in the articles of incorporation and bylaws and shall expire at the end of the shareholders' meeting called to approve the 2004 financial statements.

Eighth resolution *(Nomination of Mr. Antonio Barrera de Irimo as new director).*
After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, decides to name Mr. Antonio Barrera de Irimo as new director for a term of office of three years provided in the articles of incorporation and bylaws, that is, until the end of the shareholders' meeting called to approve the 2005 financial statements.

Ninth resolution *(Renewal of the term of office of Mr. Pierre Bonelli as director).* After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meetings, decides to renew the directorship of Mr. Pierre Bonelli for the three years provided in the articles of incorporation and bylaws until the shareholders' meeting called to approve the 2005 financial statements.

Tenth resolution *(Share buyback program).* After having read the board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meeting, authorizes the Board, under L.225-209 of the French Commercial Code, to buy back Company's shares up to 10% of the Company's share capital, i.e., 17,019,889 shares, using any procedures, on the market, privately, including by buying back blocks of shares privately or otherwise during private transactions and/or by using all derivate or other financial instruments traded on regulated or over-the-counter markets (including but not limited to the implementation of strategies involving options such as the purchase and sale and of call or put options or any combination thereof), in accordance with current laws and regulations for the purpose of holding them, assigning them, transferring them and/or setting them aside for a given purpose or transaction, including but not limited to for the purpose of (i) transferring them, loaning them, awarding them, or pledging them as collateral to award them or to enable the group's employees and/or corporate officers to purchase the Company's shares as part of employee shareholding plans, as part of an employee savings plan or company-specific savings plan, employee profit-sharing plans, or share purchase plans intended for the employees and/or corporate officers of the Company and/or the group and/or for (ii) all purchases and/or sales of shares, payments in shares or tenders in a tender offer initiated by the Company or otherwise in connection with acquisitions or takeover bids and/or to (iii) or to unwind crossholdings and/or, if necessary, facilitate reorganization of the capital structure and/or, if necessary, (iv) buy shares against the trend on the market in order to stabilize the trading price and/or to (v) permit the tendering of shares in connection with the exercise of rights attached to securities giving their holders access in any way to the granting of the Company's shares, and (vi) generally make it possible to carry out or facilitate any asset, financial, other capital transactions or shareholders' equity transactions.

To this end, it authorizes the Board of Directors to buy back the Company's shares for purposes consistent with the above limits and for the following terms:

- Total maximum amount of buybacks: € 250 million
- Maximum purchase price per share: € 15
- Minimum sale price per shares € 1

The shareholders' meeting authorizes the Board of Directors to implement the share buyback program and all its direct and indirect consequences. This authorization may be delegated.

This authorization may be used at any time during the period of its validity including during a tender offer.

This delegation is valid for a period of eighteen months as of the date of this shareholders' meeting and supersedes the authorization previously granted by the shareholders' meeting of June 26, 2002.

Eleventh resolution *(Authorization to issue bonds).* After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of regular shareholders' meeting, authorizes the Board of Directors to issue at its sole discretion one or more fixed maturity or perpetual subordinated or nonsubordinated secured or unsecured bond issues in one or more issues in France or abroad, or warrants for the purchase of bonds denominated in euros or foreign currencies. The bonds may have warrants for the purchase of bonds attached for the kind defined above. The total face value of all the issues shall be no more than € 750,000,000 (seven hundred and fifty million euros) or its equivalent if they are denominated in a foreign currency or accounting currency based on basket of currencies. The bonds may be issued in the proportion, form, times, rates and issue and redemption terms that the Board deems appropriate. The total amount of all the issues shall include the bonds issued directly and those issued as a result of the exercise of warrants.

The shareholders' meeting authorizes the Board of Directors to issue said bonds and shall have the discretion to set the terms of the obligations or warrants. Their rate of interest may be variable and include a variable or fixed redemption premium above face value. The premium shall be in addition to the total maximum amount of all the issues of € 750,000,000 (seven hundred and fifty million euros) set above. The Board may delegate this authorization to its Chairman.

Pursuant to Section L.228-41 of the French Commercial Code, this authorization shall be valid for a period of five years as of the date of this shareholders' meeting.

This authorization supersedes the authorization previously granted in the ninth resolution of the shareholders' meeting of April 15, 1999.

Decisions that may only be made by the special shareholders' meeting

Twelfth resolution *(Issue of securities with preferential subscription rights and securities entitling their holders to access to the share capital).* After having read the Board of Directors' report and the independent auditors' report, and under the Section L.225-129 III of the French Commercial Code, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meeting:

1- delegates to the Board of Directors, the necessary powers to issue common stock or other stock in the Company in one or more issues in France or abroad denominated in euros and/or in foreign currencies. Said stock may have attached stock warrants and any other securities giving their holders access to the existing or futures shares of the Company by creation of or increase in the par value of existing securities, now and/or in the future or by subscription, conversion, exchange, redemption, presentation of a warrant or by any other means. Shares may be issued in consideration for receivables, issue premiums, incorporation of reserves or others followed by the creation or granting free of charge of stock in the company or increase in the par value of existing shares.
2- decides that the total amount of capital increases that may be carried now and/or in the future under the above delegation shall not exceed € 300,000,000 (three hundred million euros) plus the par value of the additional shares, if any, that need to be issued to protect the rights of holders of securities entitling their holders to shares in accordance with legal requirements. The total par value of the capital increases carried out by exercising the warrants attached to bonds or investment certificates shall not exceed € 300,000,000 (three hundred million euros).
3- further decides that the total face value of the bond issue that can be issued under the above delegation may not exceed € 300 million (three hundred million euros) or the equivalent in foreign currency or accounting currency based on a basket of currency if issued in such.

4- decides that the shareholders may exercise their irreducible subscription right as provided by law. In addition, the Board of Directors shall have the right to grant the shareholders the reducible right to subscribe to a number of securities higher than that which they would have been able to subscribe reducibly, in proportion to their subscriptions, and any case, within the limit of their request.

If the irreducible or reducible subscriptions have not absorbed all of the shares or securities issue such as defined above, the Board, may in the order it deems appropriate, exercise one of the following rights:

- limit the issue to the amount of the subscriptions provided that the amount reaches at least three-quarters of the issue decided.
- distribute all or part of the nonsubscribed securities free of charge.
- sell all or part of the nonsubscribed securities to the public.

5. decides that the issue of stock warrants for the subscription of Company shares under Section 228-95 of the French Commercial Code may be carried out by subscription offer under the aforementioned conditions or that the stock warrants may be granted free of charge to the holders of existing shares. If stock warrants are awarded free of charge, the Board of Directors shall have the right to decide that fractional rights may not be traded and that the corresponding rights shall be sold. The proceeds from the sale of the fractional rights shall be distributed to the holders of the rights no later than thirty days after the whole number of shares has been recorded in their account.
6. decides that the above delegation automatically carries with it the waiver, in favor of the holders of the securities giving their holders the future right to Company shares likely to be issued, of the preferential right to subscribe to the shares to which said securities give right.
   decides to strip the shareholders' preferential right to subscribe to shares issued by conversion of bonds or by the exercise of warrants.
7. decides that the amounted owed or to be owed to the Company for each of the shares issued under the above delegation shall be at least equal to the par value of the shares.
8. the securities issued under the above delegation may be debt instruments and, in particular, bonds or similar or associated securities or allow the issue thereof as intermediate securities. They may be fixed maturity or perpetual subordinated securities and may be denominated in euros and/or foreign currencies. The maturity of the bond issues may not exceed 20 years. The maximum face value of all said debt instruments shall not exceed € 300,000,000 (three hundred million euros) or their equivalent on the date of the decision of issue.
9. decides that the Board of Directors shall be vested with all powers, under the conditions set forth by law, to use this delegation, in particular, to determine the dates and procedures of the issues as well as the form and the characteristics of the securities to be created, set the price and terms of the issues, set the amounts to be issued, set the rights to-interest date of the securities to be issued, which may be retroactive, set the means of payment of the shares or other securities issued and, if applicable, set the terms at which they may be bought back on the stock market, the ability to suspend the exercise of the rights to grant shares attached to securities to be issued during a period that shall not exceed three months, set the procedures to protect the rights of the holders of securities giving their holders future access to the share capital in accordance with the laws and regulations. In addition, the Board or its Chairman may carry out, if applicable, any subtractions from the issue premium(s) and in particular subtractions of the expenses incurred for carrying out the issues and generally take all necessary steps and enter into all agreements to successfully issue and place the planned issues and recognize the capital increase(s) resulting from any issue carried out by the use of this delegation and amend the articles of incorporations and bylaws accordingly. The Board of Directors may delegate such powers to its Chairman.
   If debt instruments are issued, the Board of Directors shall be vested with all powers to decide whether such instruments shall be subordinated or not, set their rate of interest, their maturity, the fixed or variable redemption price with or without premium, the procedures for redeeming them based on market conditions and the terms under which said securities shall entitle their holders to Company shares. The Board may delegate such powers to its Chairman.
10. If reserves, profits, or premiums are incorporated into the capital, the shareholders' meeting shall authorize the Board of Directors to decide that fractional rights shall not be tradable and that the securities shall be sold. The proceeds from the sale shall be distributed to the holders of the rights no later than thirty days after the date on which the whole number of the securities awarded are registered.
11. decides that the delegation thus granted to the Board of Directors shall be valid for a period of twenty-six months as of the date of this shareholders' meeting and that it supersedes the authorization previously granted by the shareholders' meeting of June 26, 2002.

Thirteen resolution *(Issue of shares and securities giving their holders access to the share capital without preferential subscription rights).* After having read the Board of Directors' report and the independent auditors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings and pursuant to the provisions of Section L. 225-129 III of the French Commercial Code:

1. Delegates to the Board of Directors the necessary powers to issue common stock or other stock of the Company on the capital markets with or without stock warrants in one or more issues in euros and/or in foreign currencies in the proportions and times it deems appropriate, as well as all the securities of any kind whatsoever giving their holders access now or in the future to existing or future shares of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or in any other manner.
2. Decides that the amount of the capital increases likely to be carried out now and/or in the future under the aforementioned delegation shall not exceed the total face value of € 300,000,000 (three hundred million euros) plus, where applicable, the par value of the additional shares that need to be issued to protect, in accordance with the law, the rights of the bearers of securities giving them rights to shares. The total par value of shares resulting from the exercise of bonds with stock warrants attached and stock warrants, respectively, shall not exceed € 300,000,000 (three hundred million euros).
3. Decides, moreover, that that the total face value of the debt instruments likely to be issued under the aforementioned delegation shall not exceed € 300,000,000 (three hundred million euros) or its equivalent if they are issued in a foreign currency or in an accounting currency that uses a basket of currencies as a benchmark.
4. Decides to eliminate the preferential right of the shareholders to subscribe to the securities to be issued. The Board of Directors may grant the shareholders the right to subscribe by priority over all or part of the issue during the period and under the terms that it shall set. This subscription priority shall not result in the creation of tradable rights but may, if the Board of Directors deems it appropriate, be exercised irreducibly or reducibly.
5. Decides that if the subscriptions of the shareholders and the public have not absorbed all of an issue of shares or securities such as defined above, the Board may, in the order it deems appropriate, use one of the following rights:

- limit, if applicable, the issue to the amount of subscriptions provided that the issue reaches at least three-quarters of the issue decided.
- distribute all or part of the nonsubscribed securities free of charge.

6. Decides that, where applicable, the above delegation automatically carries with it the waiver, in favor of the holders of the securities giving their holders the right in the future to Company shares likely to be issued, of the preferential right to subscribe to the shares to which said securities give right.
   Decides to eliminate the shareholders' preferential right to subscribe to shares issued by conversion of bonds or by the exercise of warrants.
7. Decides that the amount owed or to be owed to the Company for each of the shares issued under the above delegation shall, after factoring in the issue price of separate stock warrants if such warrants are issued, be at least equal to the average of the first prices of the Company's share during ten consecutive trading days chosen from the twenty trading days preceding the beginning of the issue of the aforementioned securities, after correction, if any, of this average to factor in the rights-to-dividend date.
8. The securities issued under the above delegation may be debt instruments and in particular bonds or similar or associated securities or allow the issue thereof as intermediate securities. They may be fixed maturity or perpetual subordinated or nonsubordinated securities and may be denominated in euros and/or foreign currencies. The maturity of the issues may not exceed 20 years. The maximum face value of all said debt instruments shall not exceed € 300,000,000 (three hundred million euros) or their equivalent on the date of the decision of issue.
9. Decides that the Board of Directors may, provided it does not exceed the total amount of the capital increases referred to in 2) above, issue one or more issues of shares or securities referred to in 1) above giving their holders access now or in the future to Company shares intended to pay for securities tendered as part of a tender offer under the terms and subject to the reservations set forth in Section L. 225-148 of the French Commercial Code.

10. Decides that the Board of Directors shall be vested with all powers, under the conditions set forth by law, to use this delegation, in particular, to determine the dates and procedures of the issues as well as the form and the characteristics of the securities to be created, set the price and terms of the issues, set the amounts to be issued, set the rights-to-interest or right-to-dividend date of the securities to be issued which may even be retroactive, set the means of payment of the shares or other securities issued and, if applicable, set the terms on which they may be bought back on the stock market, the possibility of suspending the exercise of the rights to grant shares attached to securities to be issued during a period that shall not exceed three months, set the procedures to protect the rights of the holders of securities giving their holders access to the share capital in the future in accordance with the laws and regulations. In addition, the Board or its Chairman may carry out, if applicable, any subtractions from the issue premium(s) and in particular subtractions of the expenses incurred for carrying out the issues and generally take all necessary steps and enter into all agreements to successfully issue and place the planned issues and recognize the capital increase(s) resulting from any issue carried out by the use of this delegation and amend the articles of incorporations and bylaws accordingly. The Board of Directors may delegate such powers to its Chairman.
If debt instruments are issued, the Board of Directors shall be vested with all powers to decide whether such instruments shall be subordinated or not, set their rate of interest, their maturity, the fixed or variable redemption price with or without premium, the procedures for redeeming them based on market conditions and the terms under which said securities shall entitle their holders to Company shares. The Board may delegate such powers to its Chairman.
11. Decides that the delegation thus granted to the Board of Directors shall be valid for a period of twenty-six months as of the date of this shareholders' meeting and that it supersedes the authorization previously granted by the shareholders' meeting of June 26, 2002.

Fourteenth resolution *(Limitation of the amount of authorizations under the twelfth and thirteen resolutions).* After having read the Board of Directors' report, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings, as a consequence and subject to the adoption of the twelfth and thirteen resolutions, decides to set at € 300,000,000 (three hundred million euros) the total maximum par value of the current or future capital increases likely to be carried out under the authorizations granted by the aforementioned resolutions. The par value of any shares issued in addition to the above to protect the rights of the holders of securities giving them right to shares in accordance with the law shall be added to said total par value.

This delegation supersedes the authorization previously granted in the fifteenth resolution of the shareholders' meeting of June 26, 2002.

Fifteenth resolution *(Authorization to the Board of Directors to increase the share capital in the event of a takeover bid).* After having read the Board of Directors' report and in accordance with the provisions of Section L.225-129 IV of the French Commercial Code, the shareholders' meeting, satisfying the quorum and majority conditions required of special shareholders' meetings, expressly authorizes the Board of Directors to use all or part of the delegations granted to it herein on one or more occasions during a tender offer involving the Company's shares to increase the Company's share capital by all legal means.
The Board of Directors shall be vested with the broadest powers to set the procedures for using this authorization. It may delegate said powers to its Chairman.
This authorization shall be valid until the next shareholders' meeting called to approve the financial statements of the previous fiscal year.

Sixteenth resolution *(Powers of attorney).* The shareholders' meeting vests all powers of attorney in the bearer of an original, an abstract or copy of the minutes of this shareholders' meeting to make all filings or carry out all formalities.

To have the right to attend, be represented or vote by mail in this shareholders' meeting:

- the owners of registered shares must be registered on the Company's books at least five days before the date of this shareholders' meeting.
- the owners of bearer shares, must within the same period, prove that their shares have been blocked at a bank at the following bank head offices or branches or with the Company's head office:

In France:
- Société Générale

- BNP Paribas
- Crédit Agricole Indosuez
- Crédit Commercial de France
- Crédit industriel et commercial de Paris
- Crédit Lyonnais

In Germany:
- Commerzbank A.G.
- Deutsche Bank
- Dresdner Bank A.G.

In Switzerland:
- Crédit Suisse
- UBS

Mail-in vote or proxy vote forms will be provided to any shareholder that requests them by certified mail return receipt requested. Such a request must be received by the Company at 68, Route de Versailles, Louveciennes, 78430, or its agent, Société Générale, Service Assemblées (32, Rue du Champ de Tir, BP 81236, Nantes 44312 Cedex 3) no later than six days prior to the date of the meeting.

Only properly completed mail-in votes that are received by the Company at least three days prior to the shareholders' meeting shall be counted.

Requests for including draft resolutions on the agenda must be sent within ten days as of the publication of this notice.

The Board of Directors

42691 published on May 16, 2003

Bull

French corporation (*Société Anonyme*) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Versailles Trade and Companies Registry no. B 542 046 065

04 APR -9 AM 7:21

Consolidated sales
(€ thousands)

	2001 actual	2000 pro forma (*)	change vs. pro forma	2000 actual
Sales:				
First quarter	185,500	147,900	+25.4%	259,000
Second quarter	232,200	265,800	-12.3%	433,700
Third quarter	126,100	161,300	-21.8%	255,200
Fourth quarter	262,400	389,600	-32.6%	433,700
Full year	806,200	964,600	-16.4%	1,381,600
Services and leasing:				
First quarter	381,000	393,700	-3.2%	409,600
Second quarter	471,700	492,000	-4.1%	501,200
Third quarter	389,000	366,600	+6.1%	374,900
Fourth quarter	495,900	568,700	-12.8%	576,900
Full year	1,737,600	1,821,000	-4.6%	1,862,600
Total consolidated sales				
First quarter	566,500	541,600	+4.6%	668,600
Second quarter	703,900	757,800	-7.1%	934,900
Third quarter	515,100	527,900	-2.4%	630,100
Fourth quarter	758,300	958,300	-20.9%	1,010,600
Full year	2,543,800	2,785,600	-8.7%	3,244,200

(*) Pro forma sales for 2000 have been restated at the 2001 consolidation scope, and include the impact of the divestitures of the Bull Electronics, Angers CP8, automated teller machines and Cara businesses, as well as the removal of sales of ZDS personal computers through ZDS S.A.S. from the consolidation scope.

14963

2001 Consolidated sales – published March 27, 2002

Bull

French corporation (*Société Anonyme*) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Versailles Trade and Companies Registry no. B 542 046 065

04 APR -9 AM 7:21

Consolidated sales
(€ thousands)

	2002 actual	2001 pro forma (*)	change vs. pro forma	2001 actual
Sales:				
First quarter	108,500	146,900	-26.1%	185,500
Full year		707,300		806,200
Services and leasing:				
First quarter	253,900	261,500	-2.9%	381,000
Full year		1,208,800		1,737,600
Total consolidated sales				
First quarter	362,400	408,400	-11.2%	566,500
Full year		1,916,100		2,543,800

Bull: Sales for the first quarter of 2002

Bull reported consolidated sales of €362.4 million for the first quarter of 2002, an 11.2% decline from the €408.4 million achieved in the first quarter of 2001 at the same scope (*).

In a generally weak market for IT services, this result was in line with the plan to restructure the Group that was presented at the Board of Directors' meeting of March 14, 2002. The plan calls for maintaining the Group's portfolio of businesses, and especially those dealing with secure IT infrastructures. It also includes an ambitious fixed cost and overhead reduction program in the first half of 2002, in order to reach operating breakeven by the second half of 2002.

(*) Pro forma 2001 sales are restated at the 2002 consolidation scope, and reflect mainly the impact of the divestitures of part of the European IT services businesses, the smart card business in China and our PSI (India) and Bull KK (Japan) subsidiaries.

19041

First quarter 2002 sales - published May 17, 2002

Bull

French corporation (*Société Anonyme*) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Versailles Trade and Companies Registry no. B 542 046 065

Consolidated sales
(€ thousands)

	2002 actual	2001 pro forma (*)	change vs. pro forma	2001 actual
Sales:				
First quarter	108,500	146,900	-26.1%	185,500
Second quarter	128,800	204,300	-37.0%	233,200
Full year				806,200
Services and leasing:				
First quarter	253,900	261,500	-2.9%	381,000
Second quarter	289,600	335,400	-13.7%	471,700
Full year				1,737,600
Total consolidated sales				
First quarter	362,400	408,400	-11.2%	566,500
Second quarter	418,400	539,700	-22.5%	704,900
Full year		1,916,200		2,543,800

Bull: Sales for the first half of 2002

Bull reported consolidated sales of €780.8 million for the first half of 2002, a 17.6% decrease from the €948.1 million achieved at same scope during the first half of 2001 (*).

Bull limited the fall-off in sales despite the generally weak market for IT services and the uncertainty surrounding the Group's future while awaiting the outcome of the turnaround plan initiated during the period.

(*) Pro forma 2001 sales are restated at the 2002 consolidation scope, and reflect mainly the impact of the divestitures of part of the European IT services businesses, the smart card business in China and our PSI (India) and Bull KK (Japan) subsidiaries.

26911 Second quarter 2002 - published August 14, 2002

Bull

French corporation (Société Anonyme) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Versailles Trade and Companies Registry No. B 542 046 065

Management report and financial statements for the first-half 2002

Contents

A – Management report – Press release of July 25, 2002

Results for the first half of 2002:
Bull met its targets for the first stage of the turnaround plan

Paris, France – July 25, 2002: The Board of Directors of Bull convened on July 25, 2002 to examine the financial statements for the first half of 2002 and to assess Bull's financial situation.

1 – Bull's three-stage turnaround plan

After hearing an analysis of the Group's financial situation by its Chairman, Pierre Bonelli, the Board of Directors of Bull approved his three-stage turnaround plan at its March 14 2002 meeting.

The first stage consisted of restoring the conditions required to turn the Group around in the first half of the year. Among the measures planned were the downsizing of around 1,500 employees, including 1,200 in France, in order to reduce fixed overheads (SG&A) by half, the implementation of a new organizational model and the drafting of a five-year strategic plan. The French government agreed to provide €350 million in rescue aid to finance Bull's operations during this period, in addition to the €100 in aid it provided in late 2001.

The second stage consists of achieving operating breakeven at the EBIT level in the second half of 2002, thanks to the measures taken in the first half.

Once the breakeven point has been reached and Bull is able to generate sufficient cash flow to finance growth, the third stage will consist of recapitalizing the Group in order to repay the €450 million in aid provided by the French government.

2 – First half results are in line with the objectives of the turnaround plan

First-half results were in line with the objectives of the turnaround plan. The employee restructuring plan met its objectives and resulted in the departure of 2,100 employees. Consistent with the terms of the agreement reached with employee representatives, the downsizing was achieved in France primarily through voluntary resignations and early retirement. Further reductions will be pursued in other countries through methods consistent with local practices.

The plan enabled Bull to improve its fixed overheads, with total distribution and administrative costs lowered to 18% of sales in the second half of 2002 from 25% in 2001.

Overview of the income statement:
Bull achieved sales of €780 million and gross margin of €170 million (22% of sales), while research and development costs totaled €30.5 million (4% of sales). These results were achieved in spite of the very poor state of the economy and the uncertainties surrounding Bull's future prior to the completion of its turnaround plan. It should be noted that the server business performed satisfactorily, and that the French services and Evidian businesses are now profitable.
Bull recorded a loss of €151 million before taxes, interest expense, and non-recurring events, including €142 million in personnel and other expenses that will no longer be incurred beginning June 30, 2002.
Consolidated net income showed a €524.2 million loss, including taxes, interest expense and non-recurring items including a €225 million charge for the employee restructuring plan and €148 million charged to non-recurring expense provisions after careful review of the Group's commitments and the decisions taken in the first half of the year.

3 – Objectives for the second half[1]

Given the size of its order book and the measures enacted during the first half, especially those intended to reduce costs, the Bull Group expects to achieve sales of €730 million in the second half of 2002 and to maintain EBIT at breakeven. The Group does not expect to incur any non-recurring charges in the second half, as it considers that the balance sheet accurately reflects the Group's commitments.

4 – Strategy

During the first half, Bull defined a strategy that consists of taking full advantage of its recognized technological expertise within a reconfigured organization, in order to position itself firmly in the areas of mainframe server systems and heterogeneous network infrastructures.

For its GCOS servers customers, Bull guarantees continued support for their applications, increased power and openness to new applications they need, in particular through the Olympus 2 line presented in June 2002. In addition, all of Bull's next generation servers use Itanium® 2 processors and will support GCOS as well as open source operating systems.

Bull will also offer a full line of Intel servers for Linux and Windows operating systems.

These servers are targeted at select markets such as defense, the public sector and telecoms, and are offered to complement the Group's services in systems integration, infrastructure optimization consulting and IT systems maintenance. The margins on these servers are in line with those of our major competitors.

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[1] Page: 2
[0]NdT: le texte français indique "trimestre", mais on suppose que vous vouliez dire "semestre".

Bull is positioned to take full advantage of the rapid growth in new markets that have been opened by technological breakthroughs such as Itanium® 2 technology in areas such as servers, web services, free network applications solutions and security.

5 – Outlook

The profits from the servers business and the professional management of its services businesses will allow Bull to finance the expenditures necessary to obtain the anticipated growth and to generate positive and increasing net income beginning in 2003. Through its highly focused and competitive range of products and services based on state-of-the-art technologies, Bull will recapture its position as a major competitor in Europe and the world. The Group will provide customers with an optimum blend of systems integration services and the corresponding server infrastructures.

6 – Conclusion

Given the success of its turnaround in 2002, a clear and profitable strategy going forward and a well-balanced and cohesive new organization, Bull is poised to secure a place in the world of technology commensurate with the pertinence of its fields of expertise and the competence of its employees.

B – Presentation made to financial analysts on July 25, 2002

It should be noted that the 2001 and 2002 figures are no longer directly comparable because of the restructuring undertaken in 2001[2], and that it was not possible to produce a meaningful 2001 pro forma statement based on the 2002 consolidation scope.

First half results

. Cost reduction plan:
* Effective June 30
. Review and recording of commitments and contingencies on the Group balance sheet
. Operational efficiency

First half 2002
Group commitments and contingencies

. Review of pension funds
* Closure of the U.S. plan: the €100 million loss is expected to be offset by the receipt of €50 million in cash in early 2003
* No impact on any other pension plans
. Deferred tax asset: €29 million
. Obsolescence booked on spare parts: €18 million
. Creation of provisions for prior disposals of business lines: €9 million
. Provisions for specific contingencies in certain countries: €14 million
. Provisions for impairment of Bull shares lent as guarantees under the June 2000 company savings plan: €3.5 million

First half 2002 results

in € millions	First half 2002
Order book:	
Non-recurring	507.0
Recurring	206.0
Total	713.0

[2] NdT: ne s'agit-il pas des restructurations de 2002 ?

Sales	780.8
Gross margin	145.0
including non-recurring costs of (*):	-24.3
Research and development	42.1
including non-recurring costs of (*):	11.6
Selling and administrative expenses	242.8
including non-recurring costs of:	106.4
Foreign exchange losses	-4.1
Other	-7.0
Income before interest, taxes and goodwill (EBIT)	-151.0
Interest expense	-16.6
Taxes and goodwill amortization	-36.8
Other non-recurring expenses	-148.0
Restructuring provisions	-225.0
Gains on asset disposals	53.2
Net income	-524.2
(*) These costs will no longer be incurred after June 30, 2002	

Simulation of first half 2002 pro forma results under the second semester cost structure

in € millions	First half 2002
Order book:	
Non-recurring	507.0
Recurring	206.0
Total	713.0
Sales	780.8
Gross margin	169.3
% of sales	22%
Research and development	30.5
% of sales	4%
Selling and administrative expenses	136.3
% of sales	17%
Foreign exchange losses	-4.1
Other	-7.0
Income before interest, taxes and goodwill (EBIT)	-8.6

Book to bill ratio

in € millions	Order book	Sales	Book to bill ratio
Bull Technologies	142.8	108.7	131%
Bull Services France	122.6	168.0	73%
Western Europe and Central and South America	164.9	191.5	86%
Asia, Africa and Eastern Europe	57.8	60.7	95%
North America	10.2	27.1	38%
Other	8.2	18.3	

Total non-recurring	506.6	574.3	88%
Recurring sales	206.4	206.4	
Total	713	780.7	91%

Changes in the order book in 2002

in € millions	
Order book as of January 1, 2002	603
First-half orders	713
Order book as of July 1, 2002	507
Orders forecast for second half	748
Sales forecast for second half	730
Order book forecast as of December 31, 2002	525
Coverage ratio:	
47% in the first half	
52% in the second half	

Sales by division

in € millions	
Bull Technologies	273.1
Bull Services France	185.3
Western Europe and Central and South America	266.6
Asia, Africa and Eastern Europe	71.3
North America	33.8
Intercompany eliminations	(49.3)
Total	780.8

Sales and gross margin by business

	Products	Maintenance	Services	Other	Total
Sales	350.5	184.6	238.7	7.0	780.8
% of total sales	45%	23%	31%	1%	100%
Gross margin %	30%	24%	7%	n/s	22%

Changes in cash balances

Net cash as of January 1, 2002	**(61)**
Cash from operations	(134)
Changes in working capital needs	34
Additions to fixed assets	(24)
Restructuring costs	(107)
Proceeds of asset disposals	95
Total cash provided by (used for) operating activities	(136)
Shareholder advance received in 2002	350
Reduction in sales of receivables and short-term credit lines	(57)
Increase in net debt	293
Net change in cash position	157
Net cash as of June 30, 2002	**96**

C – Parent company financial statements for Bull in the first half of 2002

Bull, the parent company for the Group, recorded a net loss of €546.4 million for the first half of 2002, compared with a net loss of €61.7 million in the first half of 2001. As of June 30, 2002, the company had negative shareholders' equity of €705 million. Shareholders' equity is legally required to be replenished before December 31, 2003.

Net income included most notably:

- a €546.6 million net increase of the impairment provision on shares held;
- net interest expense of €61.2 million, including a net foreign exchange loss of €22 million.

Bull has not paid out any dividends during the past three years.

Key figures for Bull's subsidiaries in the first half of 2002

in € millions	Capital	Retained earnings	Sales	Net income – First half 2003	Share-holding, as a %	Net asset value of shares held
Bull S.A. consolidated	168	(130)	433	(228)	100	-
Bull International S.A. consolidated	40	(291)	222	(20)	100	-
Bull International N.V. consolidated	152	(363)	54	(28)	100	-
Bull Data Systems N.V. consolidated	407	(409)	23	(3)	100	6
Bull Data Systems, Inc. consolidated	1,206	(1,349)	54	(137)	100	-
COFIP	0.4	31	77	(7)	100	2

D – Shareholder structure and Bull stock transactions

Shareholder structure
Bull's capital stock and shareholder structure remained unchanged from December 31, 2001.

Treasury stock purchases in the stock market
In July 2000, Bull purchased 4,668,828 of its own shares, which it then loaned to the bank commissioned to manage the company savings plan. This purchase was made in accordance with the authorization previously granted to the company by the Annual Shareholders' Meeting to repurchase treasury shares pursuant to article 225-209 of the new French Commercial Code.

Of the total number of loaned shares, 452,339 shares were recovered in the first half of 2002, and 247,671 shares had been recovered in 2000 and 2001.

Bull's treasury shares at end-June 2002 represent shares repurchased since the second half of 2000, in addition to the 887 shares previously owned by Bull. Bull now holds a total of 700,897 treasury shares with a market value of €329,421.

Authorized share capital not issued
The combined Annual and Extraordinary Shareholders' Meeting of June 25[3], 2002 authorized the Board of Directors to increase shareholders' equity by an amount not to exceed one hundred million euros (€100 million) in par value, on one or more occasions, either through the issuance of any types of marketable securities offering immediate or deferred access to shares in the company, with or without pre-emptive rights, or through the incorporation of retained earnings, profits, additional paid-in capital or other.

This authorization will remain in effect for a period of 26 months and was not used in the first half of 2002.

E – Audit opinion on the limited audit of the summary consolidated financial statements for the first half

(January 1 through June 30, 2002)

In our capacity as auditors and pursuant to article L. 232-7 of the French Commercial Code, we performed the following:
- a limited audit of the management report and consolidated results presented in the form of summary consolidated first half financial statements for Bull, in euros, over the period January 1 through June 30, 2002, as attached to this report;
- verification of the data presented in the first half report.

These summary consolidated first-half financial statements were prepared under the responsibility of the Board of Directors. We were requested, based on our limited audit, to express an opinion on these financial statements.

We performed this audit in accordance with generally accepted French auditing principles. These principles require that limited due diligence be performed in order to ensure, with less certainty than would be the case in a full audit, that the summary consolidated first-half financial statements do not contain any material discrepancies. An audit of this nature does not involve all the measures used in a full audit, but is limited to the use of analytical procedures and obtaining the information we require from management and all other responsible parties.

We did not receive documentary evidence that would allow us to consider that the €19 million restructuring provision related to the 2002 plan was consistent, as of June 30, 2002, with accounting principles for liabilities texts (CRC 2000-06). Consequently, we believe that the net loss for the six-month period is overstated by the same amount.

Based on our limited audit and subject to the previous qualification, we detected no material misstatements that would be likely to affect the lawfulness and accuracy of the summary consolidated first-half financial statements, which were prepared in accordance with generally accepted French accounting principles, or the true and fair view they present of the first-half results, financial situation and net worth of all the consolidated companies at the end of this first half.

The above opinion notwithstanding, we call your attention to the uncertainties surrounding the success of:
- the measures outlined in the Bull Group's turnaround plan, which are described in Note 2 of the Appendix and were undertaken during the first six months of the year. These measures are made possible by the French government's decision to provide the Group with shareholder advances totaling €450 million, which Bull received in late December 2001 and during the first six months of 2002. These advances are currently under review by the European Commission.

[3] NdT : le 26 dans le rapport d'activité S1 2003 précédemment traduit et validé

- the measures described in Note 2 of the Appendix intended to ensure that the Group is able to finance its operations (through loan renewals, replenishment of shareholders' equity, etc.) after June 2003, the date at which the French government's shareholder advances must be reimbursed.

The success of these measures is an essential step toward ensuring the company's continuity of operations, and its failure would signal that the valuations of some assets and liabilities would no longer be relevant.

We also call your attention to Note 20 of the Appendix which provides details on the €29 million charge on the write-down of deferred tax assets that was recognized during the first half of 2002. As we had mentioned in our April 12, 2002 report on the 2001 financial statements, this amount should have been recorded in the financial statements for the year ending December 31, 2001.

We also verified, in accordance with generally accepted French auditing principles, the information contained in the first-half report notes to the summary consolidated financial statements that were the subject of our limited audit. Subject to the same disclaimers as were made above, we have no other observations regarding their accuracy and consistency with the summary consolidated first-half financial statements.

Paris and Neuilly-sur-Seine – France, July 26, 2002
The Auditors

Amyot Exco Grant Thornton
Isabelle Fauvel
Daniel Kurkdjian

Deloitte Touche Tohmatsu
Frédéric Moulin
Jean-Paul Picard

F – Bull Group summary consolidated financial statements for the first half of 2002

1 – Consolidated balance sheet

in € millions	Notes	June 30, 2002	June 30, 2001	December 31, 2001
Assets				
Intangible fixed assets				
Software development expenses		72	153	136
Amortization		(71)	(117)	(118)
Other intangible assets		1	6	3
Amortization		(1)	(4)	(3)
Total		**1**	**38**	**18**
Tangible fixed assets				
Property, plant and equipment		448	620	543
Depreciation		(349)	(457)	(403)
Net		99	163	140
Leased equipment		39	55	42
Depreciation		(34)	(44)	(36)
Net		5	11	6
Total	**(5)**	**104**	**174**	**146**
Other assets				
Goodwill – net	(6)	30	67	43
Fixed financial assets	(7)	40	56	74
Other fixed financial assets	(8)	46	187	172
Total		**116**	**310**	**289**
Deferred taxes	(19)	-	29	29
Inventories and work in process	(9)	125	228	174
Quick assets				
Accounts receivable (net of impairment provisions: 6/30/02: €21 million; 6/30/01: €18 million; 12/31/01: €22 million)		378	558	538
Other receivables and accruals (net of impairment provisions: 06/30/02: €15 million; 06/30/01: €17 million; 12/31/01: €17 million		181	223	156
Escrowed shares		104	123	115
Short-term investments		296	107	64
Cash and banks		68	79	169
Total		**1,027**	**1,090**	**1,042**
Total assets		**1,373**	**1,869**	**1,698**

The attached notes are an integral part of the consolidated financial statements

in € millions	Notes	June 30, 2002	June 30, 2001	December 31, 2001
Liabilities and shareholders' equity				
Shareholders' Equity				
Capital stock	(11)	340	340	340
Additional paid-in capital	(11)	37	37	37
Retained earnings (consolidated)		(545)	(292)	(292)
Net accumulated other gains (losses): translation differences		(2)	19	10
Net income (loss) for the period		(524)	(29)	(253)
Total		**(694)**	**75**	**(158)**
Minority interests	(13)	-	4	-
Preferred shares issued by a consolidated subsidiary		102	117	114
Long-term debt	(15)	200	347	200
Shareholder advance	(14)	454	-	100
Long-term restructuring provision	(16)	13	17	14
Provisions and other long-term liabilities	(17)	165	176	165
Deferred taxes	(20)	1	7	1
Current liabilities				
Accounts payable		263	387	473
Advances and down payments from customers		17	43	27
Provisions for income taxes		32	18	19
Prepaid income		12	8	7
Other payables, provisions and accruals	(17)	461	443	436
Provision for short-term restructuring	(16)	176	144	91
Current portion of long- and medium-term debt	(15)	139	13	153
Short-term debt		3	30	7
Bank overdrafts		29	40	49
Total		**1,132**	**1,126**	**1,262**
Total liabilities and shareholders' equity		**1,373**	**1,869**	**1,698**

The attached notes are an integral part of the consolidated financial statements

2 – Consolidated income statement

in € millions	Notes	First half 2002	First half 2001	Full year 2001
Sales		237	418	806
Services and leasing		543	853	1,738
Total sales		**780**	**1,271**	**2,544**
Cost of goods and services sold		(636)	(948)	(1,914)
Gross margin		**144**	**323**	**630**
Research and development		(42)	(63)	(123)
Selling expenses		(128)	(213)	(408)
Administrative expenses		(114)	(100)	(198)
Operating income (loss)		**(140)**	**(53)**	**(99)**
Interest expense		(27)	(28)	(51)
Interest income		11	8	14
Provision for employee restructuring	(16)	(225)	(155)	(155)
Other net losses and gains	(19)	(100)	256	102
Pre-tax income (loss) from consolidated subsidiaries		**(481)**	**28**	**(189)**
Provision for current and deferred taxes	(20)	(44)	(47)	(53)
Income from companies accounted for under equity method or divested	(21)	1	(10)	(11)
Minority interests		-	-	-
Net income (loss)		**(524)**	**(29)**	**(253)**
Net income (loss) per share		(3.08)	(0.17)	(1.49)
Weighted average number of shares (in thousands)		170,199	170,199	170,199

The attached notes are an integral part of the consolidated financial statements

3 – Consolidated equity statement and net income adjusted for translation differences

Statement of changes in consolidated shareholders' equity

in € millions		Capital stock	Additional paid-in capital	Retained earnings and net income for the period	Net accumulated other gains (losses)	Total
Balance as of January 1, 2001		**340**	**37**	**(292)**	**1**	**86**
Capital increase		-	-	-	-	-
Net income (loss)		-	-	(29)	-	(29)
Translation differences		-	-	-	18	18
Balance as of June 30, 2001		**340**	**37**	**(321)**	**19**	**75**
Net income		-	-	(224)	-	(224)
Translation differences		-	-	-	(9)	(9)
Balance as of December 31, 2001		**340**	**37**	**(545)**	**10**	**(158)**
Net income		-	-	(524)	-	(524)
Translation differences		-	-	-	(12)	(12)
Balance as of June 30, 2002		**340**	**37**	**(1,069)**	**(2)**	**(694)**

Net income adjusted for translation differences

in € millions		First half 2002	First half 2001	Full year 2001
Net income		(524)	(29)	(253)
Other results: translation differences		(12)	18	9
Net income (loss) adjusted for translation differences		(536)	(11)	(244)

The attached notes are an integral part of the consolidated financial statements

4 – Consolidated cash flow statement

in € millions	First half 2002	First half 2001	Full year 2001
Net cash - opening balance	233	193	193
Net income	(524)	(29)	(253)
Depreciation and amortization	38	56	123
Allocations for employee restructuring plan	225	143	155
Deferred taxes	29	42	42
(Gains)/losses on asset disposals	(66)	(302)	(286)
Changes in accounts receivable	135	154	215
Changes in inventory	46	19	71
Changes in accounts payable and customer advances	(176)	(221)	(198)
Other	(26)	(8)	(30)
Total cash provided by (used for) operating activities	**(319)**	**(146)**	**(161)**
Additions to fixed assets	(5)	(21)	(47)
Additions to other assets	(22)	(9)	(41)
Proceeds of asset disposals	154	334	360
Total cash provided by (used for) investment activities	**127**	**304**	**272**
Capital increase	-	-	-
Net change in pension commitments	-	(7)	19
Shareholder advance	354	-	100
Change in long- and medium-term debt	(14)	(34)	(42)
Net change in use of short-term credit lines	(21)	(136)	(154)
Total cash provided by (used for) financing activities	**319**	**(177)**	**(77)**
Impact of changes in exchange rates	4	12	6
Net cash – closing balance	**364**	**186**	**233**
Additional information:			
Interest payments on loans	29	38	65
Corporate income tax payments	2	5	6

The attached notes are an integral part of the consolidated financial statements

Cash flows for all foreign currency transactions are converted into euros using the average exchange rate for the year. Translation differences between the balance sheet and income statement items are reported on the line "Impact of changes in exchange rates", which consolidates translation differences for all transaction categories.

5 – Summary notes to the consolidated financial statements

1 – Organization

The consolidated financial statements of the Bull Group comprise the accounts of Bull, Bull S.A., COFIP (Compagnie Française d'Investissement Privé), Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc., as well as those of their subsidiaries.

As of June 30, 2002, the French government owned 16.3% of Bull's capital stock, while the three main shareholders (France Telecom, Motorola and NEC) each owned 16.9%, Dai Nippon Printing (DNP) held 5.3% and the company's employees and the free float accounted for 27.7%. This ownership structure, which has remained unchanged since the June 2000 capital increase reserved for employees, reflects the transfer to the private sector of the stakes held in Bull by the French government, both directly and indirectly, from 1994 though April 1997.

2 – Continuity of operations

As of June 30, 2002, the Group recorded a first-half net loss of €524 million, following a net loss of €29 million in the first half of 2001, and had a consolidated negative net worth of €694 million, compared with a negative net worth of €158 million as of December 31, 2001. Bull's shareholders' equity fell to less than half the company's capital stock in 2000, and as a result the company will have until December 31, 2003 to replenish its equity.

The Board of Directors meeting of March 14, 2002 approved the initial measures presented by The Bull Group's executive management aimed at turning the company around rapidly by streamlining the organization, drastically reducing fixed costs (including through layoffs), bringing in new management and renewing the focus on core synergies among the Group's business lines. In addition, the Board of Directors was presented with the broad outlines of a business and strategic plan that clearly explains Bull's positioning, underscores the cohesive nature of its activities and reinforces its product differentiation in the information technology world.

Total personnel costs need to be lowered by several tens of millions of euros, in addition to the savings already generated by the 2001 employee restructuring plan. Further savings will require eliminating an additional 1,500 jobs, of which 1,000 in sales and administrative positions. Overall, 1,100 of the layoffs will take place in France. Bull estimates the cost of the new restructuring plan at €225 million, to be financed almost entirely by the proceeds of the assets that have been or are in the process of being sold since the beginning of the year. These assets include the property at Louveciennes in France, the shares of Steria that were received on the sale of the non-French European services businesses and Bull's stakes in non-core holdings. As of June 30, 2002, a total of 2,100 employees had left the company as part of the 2001 and 2002 restructuring plans.

This same meeting of the Board of Directors also examined how to obtain the necessary financial resources to offset operating losses (excluding restructuring plan costs for the year) on the one hand and how to pay down the short-term debt on the other. Given the company's negative net worth, Bull was no longer able to raise fresh capital from outside the company. Therefore, the French government decided to approve a €450 million loan, of which €100 million was paid out in late December 2001 and €350 million in June 2002. This loan was granted in the form of a shareholder advance, bearing a market rate of interest and with a repayment deadline of 12 months following the most recent payout, which was received at the end of June, 2002. This shareholder advance is in principal subject to review by the European Commission, which opened an examination in early April 2002 to determine whether it complies with the provisions of the founding treaty of the European Community regarding government assistance.

This advance is part of the overall recapitalization that Bull needs to negotiate with all of its partners. It allows Bull to maintain its operations up until such time as the Group can stabilize its fundamentals and to recover the breathing space it needs to replenish shareholders' equity. The first stage in this process is for Bull to reach operating breakeven during the second half of 2002.

Given the implementation of the turnaround plan during 2002 and the shareholder advance received from the French government, Bull's executive management believes that the Group's finances will permit it to maintain operations during the coming 12 months. As a result, it has prepared these financial statements in accordance with the principle of continuing operations, without modifying the valuation principles applied to assets and liabilities.

3 – Transaction with Steria and sale of the U.K. services businesses

3.1 – Memorandum of understanding and scope

Under the terms of the memorandum of understanding signed by Bull and the Steria SCA Group ("Steria Group" or "Steria") on August 31, 2001, as modified by amendments dated November 26, 2001 and December 19, 2001, the two parties agreed to the sales by Bull to Steria of:
- all the services businesses, excluding maintenance and infrastructure services, that were recently spun-off in Germany, Belgium, Italy and Spain, as well as Bull's subsidiaries in Denmark, Norway, Sweden and Switzerland, effective December 28, 2001;
- all the services businesses, excluding maintenance and infrastructure services, in the United Kingdom, through specific methods of transfer that are to be completed by end-March 2002 and are described below in section 3.2.

In light of the consideration to be paid to the Bull parent company for the sale of the shares of Bull Iota, which is the holding company for all of the shares of the legal entities being sold, Steria authorized the issuance of an additional 902,516 shares, with a total value of €27.8 million, to be subscribed as part of a reserved increase in Steria's capital. This reserved capital increase was approved by Steria's Shareholders at their December 28, 2001 Annual Meeting. Consideration for the contribution of the U.K. services businesses was provided in the form of an equity warrant ("the U.K. warrant") for the shares issued on December 28, 2001; the U.K. warrant was to be exercised on June 25, 2002.

Under the terms of the December 19, 2001 amendment, Steria irrevocably agreed to sell Integris Italia S.p.A. to Bull for €10 million at any time between December 28, 2001 and January 15, 2002, at Bull's discretion. Bull exercised its purchase option on January 4, 2002. Given the unique nature of this transaction, and considering that Bull had never surrendered operating control over its Italian subsidiary, it was decided that the company would be included in the Bull Group's consolidation scope as of December 31, 2001. The sale of this company and the exercise of the purchase option were recorded in the Bull parent company accounts on December 31, 2001 and January 2002 respectively, as prescribed by the applicable laws for the entities concerned.

3.2 – Methods of transfer of the U.K. services businesses

The methods used to transfer the services businesses of Bull Information Systems Limited ("BISL") to Integris Limited, itself the subsidiary of a company that is henceforth controlled by Steria, were laid out in specific agreements contained in the November 26, 2001 amendment to the memorandum of understanding signed by Bull and Steria and in the December 20, 2001 business transfer agreement ("BTA") between by BISL and Integris Limited. The unique nature of these agreements lies in the methods used to legally assign commercial contracts ("Novation"), which require the express prior approval of the company's customers, with no retroactive effect possible. Requests were sent to customers in late November 2001.

The schedule for the transfer of BISL's U.K. services businesses to Integris Limited was set out as follows, in order to take into account the particular conditions mentioned above:

- on December 28, 2001, BISL transferred to Integris Limited all those contracts relating to its systems integration business ("SI business") that had been formally authorized for transfer by the customers as of that date. As consideration for net identifiable assets on the contracts amounting to €1.8 million, BISL received Integris Limited shares valued at €3 million. These shares, which constituted 100% of Integris Limited's capital, were immediately transferred via the Bull parent company to Bull Iota on the same day that its control was taken over by Steria;
- on March 31, 2002, as practically every customer had accepted the transfer of the contracts, the remaining services businesses, including both the SI business and the managed services business ("MS business"), were transferred to Integris Limited.

Pursuant to the November 26, 2001 amendment to the memorandum of understanding, the retirement and management plans ("the Plans") of BISL's pension funds were taken over by Steria, once a new plan was created and those BISL employees who were not part of Integris and had not yet been transferred were transferred out of the Plans, which was to take place before October 31, 2002. The valuation of the pension liabilities acquired in the Plans and their corresponding assets was determined through independent appraisals in the first quarter of 2002.

Consideration for the contribution of the U.K. services businesses was provided in the form of the U.K. warrant for the shares issued on December 28, 2001. The U.K. warrant conferred the right to acquire shares with a subscription price of one euro per share on June 25, 2002. The total number of shares ultimately attached to the U.K. warrant was limited to 1,353,775, and was to be reduced by a formula that took into account both a portion of the sales of the activities that were not able to be transferred and a portion of any confirmed under-provisioning of these activities' pension funds.

At the time the U.K. warrant was exercised, the estimated under-provisioning led to a reduction in the number of shares attached to the warrant, but only for that portion above a threshold of €9.7 million and below a ceiling of €25.9 million. In addition, Bull agreed to make a €2.9 million lump-sum, advance contribution to the pension funds.

3.3 – Consideration for the transaction

On December 28, 2001 Steria issued 902,516 new shares with a total value of €27.8 million, to be used as consideration for the shares of Bull Iota it was to receive. This generated a €10 million capital loss on the disposal for Bull, not including transactions costs. These shares were all sold on March 8, 2002 under a firm underwriting agreement for a net sum of €29 million, thus generating a €1 million net capital gain.

On this same date, the Bull parent company also received an €11 million interest-bearing two-year note from Steria, along with free warrants for 736,084 Steria Group shares that are exercisable under specified conditions dependant upon Steria's share performance over the five coming years.

On June 25, 2002, in consideration for the sale of its U.K. services businesses, Bull exercised the U.K. warrant and subscribed to 1,122,930 Steria shares at the price of one euro per share. The number of shares actually received corresponds to the 1,353,775 share maximum reduced by 230,845 shares: this €9 million adjustment represents Bull's portion of the under-provisioning of the pension funds that were transferred. The shares received were recorded in Bull's accounts at the end of June 2002 for a total of €19.7 million, reflecting the €17.55 per share market price observed for Steria shares on June 28, 2002 and generating a €21 million pre-tax capital gain in the first half of 2002.

A preliminary provision for taxes related to this transaction was booked for €14 million in the first half of 2002; the final amount of the tax will be determined during the second half of the year, depending upon the declarations of valuation that will be provided to the U.K. tax authorities. The indemnification received from Steria of 50% of the final taxes payable, for an amount that is capped at €9 million, will likewise be booked in the second half of the year.

4 – Accounting principles for the first-half consolidated financial statements

The first-half consolidated financial statements as of June 30, 2001 and June 30, 2002 were prepared in accordance with the same accounting principles as those used to prepare the financial statements for the year ending December 31, 2001, pursuant to the provisions of French law.

The balance sheets prepared at the closes of the first halves of 2001 and 2002 do not include an analysis of the tangible fixed assets that itemizes "Property, plant and equipment". In addition, receivables with maturities of more than one year cannot be distinguished from those of less than one year, since this is itemized only once a year through a specific analysis.

The main accounting principles are described in the 2001 annual report.

5 – Tangible fixed assets

Tangible fixed assets including the items "Property, plant and equipment" and "Leased equipment" are only itemized separately at the end of the year. The overall changes in the first half of 2002 were as follows:

Changes in gross tangible fixed assets

in € millions	As of 12/31/01	Additions	Disposals and transfers *	Translation effects	As of 6/30/02
Property, plant and equipment	543	6	(87)	(14)	448
Leased equipment	42	1	(2)	(2)	39
Total	**585**	7	**(89)**	**(16)**	**487**

* Includes €39 million and €33 million relating to the disposals of the U.K. services businesses and the Louveciennes site in France, respectively.

Changes in tangible fixed asset depreciation and provisions

in € millions	As of 12/31/01	Additions	Disposals and transfers *	Translation effects	As of 6/30/02
Property, plant and equipment	(403)	(12)	54	12	(349)
Leased equipment	(36)	(4)	5	1	(34)
Total	**(439)**	**(16)**	**59**	**13**	**(383)**

* Includes €32 million and €12 million relating to the sales of the U.K. services businesses and the Louveciennes site in France, respectively.

6 – Net goodwill

Detail of net goodwill

in € millions	First half 2002	First half 2001	Full year 2001
Gross goodwill	108	163	139
Accumulated amortization	(78)	(96)	(96)
Net goodwill	**30**	**67**	**43**

Amortization expense *	7	14	37

* See Note 19 – "Other net losses and gains"

Net goodwill by entity

in € millions	**June 30, 2002**	**June 30, 2001**	**December 31, 2001**
Bull HN Information Systems Inc. (United States)	5	6	6
Bull Italia S.p.A. (Italy)	5	7	6
Bull Information Systems Limited (United Kingdom)	-	7	6
Algar Bull (Brazil)	10	21	12
Bull International N.V. (Netherlands)	8	11	9
Bull S.A. (France)	2	2	2
PPC Computers (Germany)	-	4	2
Arcanet (Italy)	-	1	-
Osis (France)	-	6	-
Other	-	2	-
Total	**30**	**67**	**43**

Changes in goodwill for the six months ended June 30, 2002 other than for amortization expense for the period included:
PPC Computer GmbH. – Because of the ongoing losses incurred by the company up through the end of 2001, Bull chose to write-down the full €1.8 million in unamortized goodwill still on the books as of January 1, 2002.
Bull Information Systems Ltd. – The goodwill recorded on this company related essentially to the services business. When company was sold to Steria in late March 2002, the remaining €5.6 million in unamortized goodwill was reversed to offset some of the gain taken on the disposal of this business.

7 – Fixed financial assets

Detail of fixed financial assets

in € millions	**June 30, 2002**	**June 30, 2001**	**December 31, 2001**
Shares accounted for under the equity method	3	9	7
Other capitalized shares	32	23	41
Loaned Bull shares	2	8	6
Loans and advances	3	16	20
Total	**40**	**56**	**74**

Principal movements during the first half of 2002 related to:

Shares accounted for under the equity method: The decrease includes both the sale of the shares of Sofom for €3 million and the increase in the impairment provision for the shares of Maine CI, subsequent to the losses it reported during the first half of 2002.

The Bull Group's share of the net income or loss from companies accounted for under the equity method was entered on the consolidated income statement under "Income (loss) from companies accounted for under equity method".

Other capitalized shares: The changes during the first half of 2002 concerned primarily:

- the March 2002 sale of the shares of Steria with a net book value of €28 million. These shares had been received in payment on the December 2001 sale of Integris' non-U.K. European services businesses;
- the June 2002 acquisition of new shares of Steria (€20 million) received in payment on the sale of the U.K. services businesses;
- a €1 million impairment provision for the shares of the U.S. company Penguin Inc.

Loaned Bull shares: An additional €3 million charge to impairment provisions was booked during the first half of 2002 for the Bull shares that were lent as part of the June 2000 company savings plan, to factor in the decline in the Bull share price.

Loans and advances: This item decreased essentially as a result of the repayment of the loans that Bull made to Steria as part of the agreement for the sale of the European services business. The amounts repaid, in both France and Belgium, totaled €15 million.

8 – Other fixed financial assets

Detail of other fixed financial assets

in € millions	June 30, 2002	June 30, 2001	December 31, 2001
Loans with a term of more than one year	n/a	n/a	16
Advances to pension funds	46	187	156
Total	**46**	**187**	**172**

n/a: not available

Loans with a term of more than one year were not broken out separately at the end of the first half (see Note 4 - Accounting principles for the first-half consolidated financial statements).

The changes in advances to pension funds during the first half of 2002 concerned primarily the repayments of the advance in the United States, reducing the advance from €153 million as of end-December 2001 to €43 million at end-June 2002 and reflecting the financial impact of the decision taken by Bull HN in the United States to terminate its pension plan (see Note 19 – Other net losses and gains).

9 – Inventories and work in progress

Detail of inventories and work in process

in € millions	June 30, 2002	June 30, 2001	December 31, 2001
Finished goods	81	155	99
Work in process, raw materials and supplies	31	43	46
Spare parts	65	85	85
Impairment provisions	(52)	(55)	(56)
Total	**125**	**228**	**174**

10 – Sale of accounts receivable

As of June 30, 2002, total sales of receivables in France and other European countries, namely Spain and Italy, amounted to €112 million, compared with €175 million at end-June 2001 and €135 million at end-December 2001.

11 – Other receivables and accruals

Detail of other receivables and accruals

in € millions	June 30, 2002	June 30, 2001	December 31, 2001
R&D funding receivables	17	17	18
Advances to suppliers	12	21	10
Advances to employees	-	5	4
Other operating receivables *	111	111	78
Prepaid expenses	41	69	46
Total	**181**	**223**	**156**

* This line includes receivables maturing in more than one year, as these were not broken out separately at the end of the first half (see Note 4 - Accounting principles for the first-half consolidated financial statements).

12 – Capital stock and additional paid-in capital

As of both June 30, 2002 and December 31, 2001, Bull's capital stock consisted of 170,198,899 shares with a par value of €2 each, for a total value of €340,397,798.

13 – Minority interests

The minority interests recorded for €0.3 million on the balance sheet as of June 30, 2002 concern essentially the French companies Bull Finance and Osis Services.

14 – Shareholder advance

Bull received a €100 million shareholder advance from the French government in late December 2001. Subsequent to the presentation of Bull's turnaround plan by its executive management at the March 14, 2002 meeting of the Board of Directors of, an additional advance of €350 million was accorded and paid in April and June 2002 (see Note 2 – Continuity of operations).

Unless these advances are incorporated in their entirety into Bull's shareholders' equity as part of a capital increase, in which the French government would be allowed to participate within the limits of its current rights and in which the other main shareholders besides the French government would also participate, the amount of these advances that had not been incorporated into shareholders' equity must be repaid to the French government. Reimbursement would be effected in one lump sum, to be made no later than June 30, 2003, which is 12 months after the last payment is scheduled to be made by the French government in June 2002.

These advances will bear interest at the market rate for the period beginning the day the funds were made available to your company and expiring on the reimbursement date or on the date they are incorporated into the company's shareholders' equity, whichever comes first. If the interest is paid in cash, it falls due on the date the advances are repaid. As of June 30, 2002, accrued interest totaled €4 million.

15 – Long- and medium-term debt, including current portion

Long- and medium-term debt, including current portion

in € millions	**June 30, 2002**	**June 30, 2001**	**December 31, 2001**
Type of Debt			
Bonds	286	280	283
Bank loans	16	40	31
Private placements	37	39	39
Leases	-	1	-
Total	**339**	**360**	**353**
Main currencies			
Euro	302	321	314
Japanese Yen	37	39	39
Total	**339**	**360**	**353**

Bonds

In July 2002, Bull will redeem the €91 million 5-year, 5.25% coupon bond issued in July 1997 in its entirety.

In May 2000 Bull issued €181 million in "OCEANE"-type convertible and/or exchangeable bonds maturing January 1, 2005. These bonds have the following terms: issue price of €15.75, coupon of 2.25%, actuarial yield of 5.5% per annum and one-to-one conversion parity. The redemption premium and issue costs are amortized over the life of the bond.

Bank loans

This item includes essentially several loans taken out by Bull Italia S.p.A. that mature between 2002 and 2008.

Private placements

In March 2000 Bull issued a Yen 4 billion private placement redeemable over a forty-two month period. The placement agreement contained early redemption clauses at the discretion of the investors should the Group's consolidated equity fall below a certain level. The investors requested that these loans, which totaled €37 million as of June 30, 2002, be repaid in full by August 17, 2002.

16 – Restructuring provisions

Changes in long- and short-term restructuring provisions from end-December 2000 to end-June 2002

in € millions	**Plans prior to 2000**	**2001 employee restructuring plan**	**2002 employee restructuring plan**	**Total**
Balance as of December 31, 2000	**20**	**-**	**-**	**20**
Allocation in the first half of 2001		155	-	155

Use in the first half of 2001	(3)	(11)		(14)
Balance as of June 30, 2001	**17**	**144**	**-**	**161**
Use in the second half of 2001	(3)	(53)	-	(56)
Balance as of December 31, 2001	**14**	**91**	**-**	**105**
Allocation in the first half of 2002	-	-	225	225
Use in the first half of 2002	(2)	(55)	(84)	(141)
Balance as of June 30, 2002	**12**	**36**	**141**	**189**

Plans prior to 2000

As of June 30, 2001, the remaining €12 million restructuring provision mainly involved firm commitments to former employees and benefits providers as part of Bull S.A.'s employment restructuring plans, whose payments are scheduled to continue until 2004.

2001 employee restructuring plan

In early 2001, a restructuring plan intended to trim the payroll by 1,800 employees and restore operating profitability was launched in France and abroad. A restructuring provision estimated at €155 million was established for this purpose.

Given the measures taken since the launch date of this plan, the provision for the 2001 employee restructuring plan totaled €36 million as of June 30, 2002. This amount corresponded mainly to firm commitments made as part of French national employment fund-sponsored early retirement under Bull S.A.'s employee restructuring plan.

Labor component of company's 2002-2005 restructuring plan

The business plan presented at the Board of Directors meeting on March 14, 2002 provided for annual savings of between €80 million and €100 million on total personnel expenses. Following negotiations with the labor unions, and as provided for in the applicable laws and regulatory guidelines, Bull proposed an early retirement and voluntary departure plan to the employees. A total of 2,100 employees opted for the plan, generating a total cost of €225 million.

17 – Other payables, provisions and accruals; provisions and other long-term liabilities

"Other payables, provisions and accruals" are distinguished from "Provisions and other long-term liabilities" by the payment period for the expense or the realization of the risk.

Other payables, provisions and accruals

in € millions	**June 30, 2002**	**June 30, 2001**	**December 31, 2001**
Taxes	45	16	26
Salaries and wages	46	48	48
Other personnel expenses	139	101	79
Interest expense	14	10	8
Invoices due and other	217	268	275
Total	**461**	**443**	**436**

Provisions and other long-term liabilities

in € millions	June 30, 2002	June 30, 2001	December 31, 2001
Defined benefit pension plans and other retirement commitments	121	121	111
Other personnel expenses	29	40	36
Other	15	15	18
Total	**165**	**176**	**165**

18. Concentration of credit risks on third parties

With the exception of receivables from affiliated companies, no customer represents more than 10% of accounts receivable.

19 – Other net losses and gains

Detail of other net losses and gains

in € millions	First half 2002	First half 2001	Full year 2001
Foreign exchange gains (losses)	(4)	(1)	(3)
Gains on asset disposals	62	302	293
Provision for fixed financial assets	(7)	(17)	(33)
Goodwill amortization	(7)	(14)	(37)
Pension plan adjustments – U.S.	(100)	-	-
Pension plan adjustments – U.K.	-	-	(46)
Expenses on disposals of service businesses	-	(3)	(17)
Other	(44)	(11)	(55)
Total	**(100)**	**256**	**102**

First half 2002

As of June 30, 2002, gains on asset disposals included:
- €30 million on the sale of the entire office complex in Louveciennes, France to Canal Plus in February;
- €21 million (before tax) on the sale of the U.K. services activities to Steria in June;
- €10 million on the sale in February of our Lottomatica shares in Italy;
- €1 million on the sale of Steria shares in March.

The €100 million charge on U.S. pension plans resulted from the June 13, 2002 decision by Bull HN Information Systems Inc. (Bull HN) to terminate its pension commitments to beneficiaries no longer active in the company (retirees and former employees no longer with the company). Bull HN therefore subscribed two insurance policies that allowed it to transfer all its pension commitments to the insurance companies.

In addition, Bull HN notified active employees that it would terminate their pension plan, either through subscriptions of insurance policies or lump-sum payments on the remaining rights. This termination took place in the second half of 2002.

Prior to the above-mentioned decisions, the Bull Group's consolidated balance sheet included $135 million (€137 million) in overfunded retirement benefits for Bull HN's pension plan entered under "Advances to pension funds" (see Note 7 – Fixed financial assets). This plan was a defined benefit plan, whose vesting of rights was frozen as of December 31, 1994. The advance payment on retirement benefits represented the surplus of pension fund assets relative to the present value of the projected pension rights.

When the above-mentioned transactions have been completed and after approval is received from U.S. regulatory authorities, Bull HN will be able to report part of the advance payment on retirement benefits as income. The estimated after-tax amount comes to $42.5 million (€43 million).

As of June 30, 2002, the difference between the advance payment on retirement benefits and the estimated final net cash amount ($92.4 million, or €100 million, given parity changes between the euro and the dollar) was entered on the income statement under "Other net losses and gains".

First half 2001

As of June 30, 2001, gains on asset disposals included:
- €28 million on the sale of Bull CP8 and its subsidiaries in March;
- €8 million on the sale of Cara in Ireland in March;
- €6 million on the sale of a building in Germany in March.

The provision for fixed financial assets included a €14 million impairment provision for the Bull shares that the Group purchased in connection with the company savings plan created in June 2000. This provision was recognized to mark the value of the Bull shares to their market price as of June 30, 2001.

Goodwill amortization included a non-recurring charge of €5 million relating to Arcanet.

20 – Corporate income tax

The Bull Group is liable for various taxes on income in accordance with the tax provisions of the various countries where it does business.

Corporate income tax calculation

in € millions	First half 2002	First half 2001	Full year 2001
Current taxes	15	5	11
Deferred taxes	29	42	42
Corporate income tax	**44**	**47**	**53**

The bulk of current taxes (€14 million) arose in the United Kingdom from capital gains on the sale of the services businesses to Steria.

Deferred taxes

in € millions	First half 2002	First half 2001	Full year 2001
Deferred tax assets, net of depreciation provision	-	29	29
Deferred tax liabilities	(1)	(7)	(1)
Net deferred taxes	**(1)**	**22**	**28**

Given the losses incurred during 2001 and the first six months of 2002, and the fact that negative net worth attained €665 million prior to the recording of deferred taxes, Bull opted to reverse its €29 million deferred tax asset at the end of June 2002.

In the first half of 2001 deferred tax assets were reduced by €45 million following the sale of Bull CP8, in whose accounts the deferred tax asset was booked.

21 – Income (loss) from companies accounted for under equity method or divested

First half of 2002: this income consisted mainly of Bull's share of losses from companies accounted for under the equity method, offset by the operating income from the U.K. services activities in the first quarter (€4.3 million), as these activities, which were then in the process of being sold to Steria, had been taken out of the consolidation scope effective January 1, 2002.

First half of 2001: this loss reflected mainly €10.2 million operating loss in the first quarter at Bull CP8, which was taken out of the consolidation scope effective January 1, 2001.

22 – Off-balance-sheet commitments

Lease obligations

Lease obligations are reviewed comprehensively only once a year. The most recent detailed statement appears in the 2001 annual report. As of December 31, 2001, these obligations totaled €184 million, of which €28 million is due in 2002.

Other off-balance-sheet commitments

In addition to lease obligations and commitments related to long- and medium-term debt, the companies making up the Bull Group had, in the course of their normal business transactions, entered into contractual obligations totaling €136 million as of June 30, 2002, compared with €226 million as of June 30, 2001 and €154 million as of December 31, 2001.

Service contracts, in particular those involving IT systems management, have contractual term periods that may require the company to indemnify customers in the event of non-performance or premature cancellation.

Extraordinary events and legal disputes

To the Group's knowledge, no legal dispute or arbitration is pending or was recently concluded that would have a material impact on the financial situation, business, net worth and earnings of Bull or its subsidiaries.

Several claims are currently pending or in litigation. Provisions have been established for all reasonably foreseeable losses at this time.

23 – Sales by business segment

Bull is a multinational information technologies corporation. Based in Europe, the Bull Group has activities in nearly 100 countries. The companies that make up the Group market a large range of IT equipment, enterprise software and services targeting scientific, industrial and commercial

customers in the public and private sectors. The Group manages and controls its operations based on the following business segments:

Products: this segment covers several levels of IT systems architecture, including mainframes, data centers, unit servers[4], distributed computing and PC support, personal productivity tools and network and Internet connectivity applications.

Services: this segment comprises expertise in the areas of consulting, IT systems design and integration as well as IT systems management and software for secure administration of e-infrastructure.

Maintenance: this segment manages the maintenance and support activities either on site or remotely through international centers, and has a global logistics system for spare parts management.

The accounting principles that apply to the sectors are the same as those described in "Summary of main accounting principles". As of January 1, 2002, only the gross margin is broken down by business segment. Operating costs are now tracked by the sales units at the regional levels.

in € millions	**Total sales**		**Gross margin**	
	First half		**First half**	
	2002	**2001**	**2002***	**2001**
Products	350.5	545.0	105.3	176.7
Maintenance	184.6	205.4	44.0	59.1
Services	238.7	508.4	17.6	82.6
Other	7.0	12.6	2.4	4.6
Consolidated total	**780.8**	**1,271.4**	**169.3**	**323.0**

* The gross margin figures for the first half of 2002 exclude non-recurring costs, i.e. costs that the recovery plan launched in the first half of 2002 (reduction of non-wage costs and restructuring program) either eliminated or would eliminate after June 30, 2002.

Sales by geographic region

in € millions	**First half 2002**	**First half 2001**	**Full year 2001**
Western Europe	624.8	not available	2,051
North America	54.8		136
Other regions	101.2		357
Consolidated sales	**780.8**	**1,271.4**	**2,544**

Assets, other than inventories, are not broken down by division

Fixed assets by geographic region (excluding fixed financial assets)

in € millions	**First half 2002**	**First half 2001**	**Full year 2001**
Western Europe	90	211	142
North America	49	174	167
Other regions	11	15	11
Total fixed assets at the end of the period	**150**	**400**	**320**

[4] NdT: à vérifier "serveurs départementaux"

04 APR -9 AM 7:21

BULL

French corporation (*Société Anonyme*) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Versailles Trade and Companies Registry no. B 542 046 065

****

Groupe BULL

Consolidated sales (€ thousands)

	2002	2001 recalculated(*)	Change compared to 2001 recalculated	2001 as published
Sales				
1er trimester	108 500	146 900	- 26,1 %	185 500
2ème trimester	128 800	204 300	- 37,0 %	233 200
3ème trimester	83 900	116 400	- 27,9 %	126 100
Total Year		707 300		806 200
Services and leasing				
1er trimestrer	253 900	261 500	- 2,9 %	381 000
2ème trimester	289 600	335 400	- 13,7 %	471 700
3ème trimester	228 100	265 100	-14,0 %	389 000
Total year		1 208 800		1 737 600
Consolidated turnover				
1er trimester	362 400	408 400	- 11,2 %	566 500
2ème trimester	418 400	539 700	- 22,5 %	704 900
3ème trimester	312 000	381 500	- 18,2 %	515 100
Total year		1 916 100		2 543 800

BULL : Turnover of the 9 first months of 2002

The consolidated turnover of Group Bull for the nine first months of 2002 is of 1 092,8 millions euros, against 1 329,6 millions euros for the same periode of 2001, i.e a decrease of 17,8% with a comparable perimeter with 2002.*

This result was reached depite the fact that the economical conjoncture was highly defavorabl, mainly in the field of IT.

---

* The turnover reclaculated with the 2002 perimeter takes mainly into account the sale of part of the activities of informatic services in Europe, of the sale of the memory cards in China and the sale of the subsidiary called PSI in India and Bull KK in Japan.

Bull

French corporation (*Société Anonyme*) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Versailles Trade and Companies Registry no. B 542 046 065

Consolidated sales
(€ thousands)

	2002 actual	2001 pro forma (*)	change vs. pro forma	2001 actual
Sales:				
First quarter	108,500	146,900	-26.1%	185,500
Second quarter	128,800	204,300	-37.0%	233,200
Third quarter	83,900	116,400	-27.9%	125,100
Fourth quarter	138,900	239,700	-42.0%	262,400
Full year	460,100	707,300	-34.9%	806,200
Services and leasing:				
First quarter	253,900	261,500	-2.9%	381,000
Second quarter	289,600	335,400	-13.7%	471,700
Third quarter	228,100	265,100	-14.0%	389,000
Fourth quarter	281,900	346,800	-18.7%	495,900
Full year	1,053,500	1,208,800	-12.8%	1,737,600
Total consolidated sales				
First quarter	362,400	408,400	-11.2%	566,500
Second quarter	418,400	539,700	-22.5%	704,900
Third quarter	312,000	381,500	-18.2%	514,100
Fourth quarter	420,800	586,500	-28.3%	758,300
Full year	1,513,600	1,916,100	-21.0%	2,543,800

The Bull Group's consolidated sales amounted to €1,513.6 million in 2002, a 21% decline relative to pro forma sales of €1,916.1 million in 2001 (*) as the IT services sector was particularly affected by the very weak economy.

(*) Pro forma 2001 sales are restated at the 2002 consolidation scope, and reflect mainly the impact of the divestitures of part of the European IT services businesses, the smart card business in China and our PSI (India) and Bull KK (Japan) subsidiaries.

37176 published February 19, 2003

Bull

French corporation (*Société Anonyme*) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Versailles Trade and Companies Registry no. B 542 046 065

Consolidated sales
(€ thousands)

	2003	2002	change
Sales:			
First quarter	78,700	108,500	-27.5%
Full year		460,100	
Services and leasing:			
First quarter	218,000	253,900	-14.1%
Full year		1,053,500	
Total consolidated sales:			
First quarter	296,700	362,400	-18.1%
Full year		1,513,600	

Sales for the first quarter of 2003 were in line with the first-half forecast announced when Bull released earnings for the full year 2002.

42580 published May 14, 2003

Bull

French corporation (*Société Anonyme*) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Paris[1] Trade and Companies Registry no. B 542 046 065

Consolidated sales
(€ thousands)

	2003	2002	change
Sales:			
First quarter	78,700	108,500	-27.5%
Second quarter	111,600	128,800	-13.4%
Full year		460,100	
Services and leasing:			
First quarter	218,000	253,900	-14.1%
Second quarter	234,100	289,600	-19.2%
Full year		1,053,500	
Total consolidated sales:			
First quarter	296,700	362,400	-18.1%
Second quarter	345,700	418,400	-17.4%
Full year		1,513,600	

Under difficult economic conditions, Bull's €642.4 million sales in the first half of 2003 were in line with the forecast, and the Group confirmed an operating profit for the period. Achieving this operating profit for the second consecutive six-month period was an essential prerequisite to replenishing the Group's shareholders' equity, the third step in its turnaround plan.

50326 Second quarter 2003 - published August 13, 2003

[1] NdT: Est-ce normal que ceci ne soit pas "Versailles" comme partout ailleurs?

Bull

French corporation (Société Anonyme) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Versailles Trade and Companies Registry No. B 542 046 065

Bull Group
Management report and financial statements for the first-half 2003

Bull calls attention to the fact that the financial statements for the first-half of 2003, which were reviewed by the Board of Directors at their October 24, 2003 meeting, were prepared in accordance with the principle of continuing operations, which in turn depends on the successful completion of the company's recapitalization and discharge of its financial liabilities.

This being the case, the auditors were not able to issue an unqualified opinion for the first-half 2003 financial statements given the uncertainty surrounding the following points:
- completion of the recapitalization measures currently being negotiated, which should be completed by the end of 2003, and would enable the shareholder advance from the French government to be discharged in accordance with European Union regulations;
- the replenishment of the company's shareholders' equity by December 31, 2003.

Louveciennes, France October 24, 2003
Bull

Contents

I – Management report

In a difficult economic environment, the Bull Group recorded positive operating income for the second consecutive six-month period. This result was in line with the Group's objectives and restructuring plan:

1. Consolidated income statement

in € millions		2002		2003
		First half	**Second half**	**First half**
Sales		**780.8**	**732.9**	**642.4**
Gross margin		**145**	**179**	**171**
% of sales		18.6%	24.4%	26.6%
Research and development		(42.1)	(31.1)	(30.0)
% of sales		5.4%	4.2%	4.7%
Selling and administrative expenses		(242.8)	(127.8)	(121.9)
% of sales		31.1%	17.5%	19%
Foreign exchange losses and other		(11)	(2)	1
EBIT		**(150.9)**	**18.1**	**20.0**
% of sales		93.3%	2.5%	3.1%
Interest expense		(16.6)	(27.8)	(24.4)
Goodwill amortization		(6.9)	(4.4)	(7.8)
Taxes		(29.9)	0.3	(2.6)
Other non-recurring expenses		(148)	(3.6)	2.6
Restructuring provision		(225)	-	-
Gains and losses on asset disposals		53.2	(6.6)	13.5
Net income (loss)		**(524.1)**	**(24.0)**	**1.3**

Earnings before interest and taxes (EBIT) corresponds to operating income net of foreign exchange losses and other recurring expenses.

The detailed income statement is presented below.

2. Sales

Market conditions remained unfavorable in the first half of 2003, notably in France and in the IT services sector. In this unfavorable environment, sales totaled €642.4 million, a 12% decline relative to the second half of 2002.

Sales by business segment

in € millions		2002		2003
Sales by business segment		**First half**	**Second half**	**First half**
Products and other		358	348	289
Maintenance		184	183	172
Services		239	202	181
Total sales		**781**	**733**	**642**

The geographic breakdown of first-half 2003 consolidated sales reflected the significance of Europe in the overall total, as seen in the following table:

France	48%
Rest of Europe	37%
North America	6%
Asia and Africa	6%
South America	3%
Total sales	**100%**

3. Gross margin

in € millions		2002		2003
Divisions		**First half**	**Second half**	**First half**
Products and maintenance		139	162	153
% of sales		26%	31%	33%
Services		6	17	18
% of sales		3%	8%	10%
Total		**145**	**179**	**171**
% of sales		19%	24%	27%

Gross margin is improving thanks to the continued strong performance of our servers business and a coordinated effort to improve productivity and reduce costs in the services sector.

4. Research and development and selling and administrative expenses

in € millions		2002		2003
Divisions		**First half**	**Second half**	**First half**
Net research and development		42.1	31.1	30.0
% of sales on products and maintenance		8%	6%	7%
Selling and administrative expenses		242.8	127.8	121.9
% of total sales		31%	17%	19%

5. EBIT, operating income after adjusting for foreign exchange losses and other recurring expenses

Earnings before interest, taxes and non-recurring items (EBIT) totaled €20 million, or 3.1% of sales, compared to a loss of €151 million in the first half of 2002. This result, which exceeds the forecast made when 2002 annual results were reported and which follows positive operating income in the second half of 2002, demonstrates the robustness of the turnaround in Bull's operating performance, despite the continuing sluggishness of the IT market.

Bull is thus back on track for lasting, positive operating earnings, provided the company is successfully recapitalized.

6. Business trends

in € millions		2002		2003
		First half	**Second half**	**First half**
Sales		**780.8**	**732.9**	**642.4**
Gross margin		**145**	**179**	**170.6**
% of sales		18.6%	24.4%	26.6%
Research and development		(42.1)	(31.1)	(30.0)
% of sales		5.4%	4.2%	4.7%
Selling and administrative expenses		(242.8)	(127.8)	(121.9)
% of sales		31.1%	17.5%	19%
Gross operating income (loss)		**(139.9)**	**20.1**	**18.8**
Foreign exchange losses and other		(11)	(2)	1.2
EBIT		**(150.9)**	**18.1**	**20.0**

Following the restructuring and reorganization completed in 2002, the Group has confirmed the turnaround in its operations.

7. Net income

in € millions		2002		2003
		First half	**Second half**	**First half**
EBIT		**(150.9)**	**18.1**	**20.0**
% of sales		93.3%	2.5%	3.1%
Interest expense		(16.6)	(27.8)	(24.4)
Goodwill amortization		(6.9)	(4.4)	(7.8)
Taxes		(29.9)	0.3	(2.6)
Other non-recurring expenses		(148)	(3.6)	2.6
Restructuring provision		(225)	-	-
Gains and losses on asset disposals		53.2	(6.6)	13.5
Net income (loss)		**(524.1)**	**(24.0)**	**1.3**

The details of these items are provided in the notes to the consolidated financial statements.

II – Group highlights

1. Search for partners and recapitalization of the Group

In light of the Bull Group's turnaround, which was marked by a return to positive operating income in the second half of 2002 and the first half of 2003, management began negotiations with several partners and investors in order to complete a recapitalization before December 31, 2003.

The negotiations that are currently under way and whose outcome remains uncertain are complex, since several conditions must be met in order to ensure:

- the conditions for discharging the French government's shareholder advance and the convertible bonds issued in May 2000;
- the replenishment of shareholders' equity by December 31, 2003

It should be noted that any recapitalization will clearly require significant concessions by all of the parent company's financial creditors and shareholders, as well as the approval of the European Commission.

2. Shareholder advance from the French government

The French government granted Bull a €450 million loan, of which €100 million was paid out in late December 2001 and the balance at end-June 2002. This loan, issued in the form of a shareholder advance and bearing a market rate of interest, was authorized by the European Commission provided it was repaid by June 2003. In late April, the French government stated that in order to allow the company to continue negotiations undertaken to replenish its shareholders' equity, it would not demand repayment on this €450 loan until these negotiations were completed, which should occur before the end of this year.

3. Outsourcing of U.S. pension plan

Bull HN Information Systems Inc. (Bull HN) in the United States has a defined benefit pension plan, for which the vesting of rights has been frozen since 1995. The plan's main features are that it is overfunded through assets held in an independent trust and supported by a number of active employees who represent less than 5% of the total number of the plan's beneficiaries. On June 13, 2002, Bull HN terminated its retirement obligations and similar rights to beneficiaries who are no longer active in the company (retirees and employees who have left the company) by subscribing insurance policies with two insurance companies.

In the second half of 2002, Bull HN also terminated the retirement plans of active employees, either through subscriptions of insurance policies or through lump-sum payments on the remaining rights. After these transactions were completed, and upon receiving approval from U.S. regulatory authorities in June 2003, Bull HN recouped part of the overfunded benefits by recovering trust assets in the form of cash, which after taxes totaled $57 million (€49 million).

III – Parent company financial statements for Bull in the first half of 2003

Bull, the parent company for the Group, recorded a net loss of €10 million in the first half of 2003, compared with a net loss of €514 million in the first half of 2002. As of June 30, 2003, the company had negative shareholders' equity of €766 million.

Net income included most notably:

- a €31 million net reversal of the impairment provision on shares held;
- net interest expense of €39 million, including a net foreign exchange loss of €71 million.

Bull has not paid out any dividends during the past three years.

Key figures for Bull's subsidiaries in the first half of 2003

in € millions		Capital	Retained earnings	Sales	Net income – First half 2003	Share-holding, as a %	Net asset value of shares held
Bull S.A. consolidated		164	(435)	344	(11)	100	-
Bull International S.A. consolidated		40	(308)	203	(1)	100	-
Bull International N.V. consolidated		145	(440)	50	(37)	100	-
Bull Data Systems N.V. consolidated		407	(400)	19	(1)	100	9
Bull Data Systems, Inc. consolidated		1,206	(1,439)	54	(17)	100	-
COFIP		0.3	23	38	(9)	100	2

IV – Bull stock transactions

Treasury stock purchases in the stock market

In July 2000, Bull purchased 4,668,828 of its own shares which it then loaned to the bank commissioned to manage the company savings plan. This purchase was made in accordance with the authorization previously granted to the company by the Annual Shareholders' Meeting to repurchase treasury shares pursuant to article 225-209 of the new French Commercial Code.

Of the total number of loaned shares, 190,754 shares were recovered in the first half of 2003, and 246,873 shares were recovered in the second half of 2002.

Bull's treasury shares at end-June 2003 represent shares repurchased since the second half of 2000, in addition to the 887 shares previously owned by Bull. Bull now owns a total of 1,123,395 treasury shares with a market value of €606,633.

Authorized share capital not issued

The combined Annual and Extraordinary Shareholders' Meeting of June 26, 2002 authorized the Board of Directors to increase shareholders' equity by an amount not to exceed €100 million in par value, on one or more occasions, either through the issuance of any types of marketable securities offering immediate or deferred access to shares in the company, with or without pre-emptive rights, or through the incorporation of retained earnings, profits, additional paid-in capital or other.

This authorization was not used in the first half of 2003, and the Annual Shareholders' Meeting of June 26, 2003 increased this authorization to €300 million.

Amyot Exco Grant Thornton
104, avenue des Champs-Elysées
75008 Paris - France

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine - France

Bull

French corporation (Société Anonyme)
68, route de Versailles
78430 Louveciennes - France

Audit opinion
on the limited audit
of the summary consolidated financial statements for the first half
(Articles L. 232-7 of the French Commercial Code and
297-1 of the application decree of March 23, 1967)

January 1 through June 30, 2003

In our capacity as auditors and pursuant to article L. 232-7 of the French Commercial Code, we performed the following audits:

- a limited audit of the management report and consolidated net income presented in the form of summary consolidated first half financial statements for Bull over the period January 1 through June 30, 2003, as attached to this report;
- verification of the data presented in the first-half report.

These summary consolidated first-half financial statements were prepared under the responsibility of the Board of Directors. We were requested, based on our limited audit, to express an opinion on these financial statements.

We performed this audit in accordance with generally accepted French auditing principles. These principles require that limited due diligence be performed in order to ensure, with less certainty than would be the case in a full audit, that the summary

consolidated first-half financial statements do not contain material discrepancies. An audit of this nature does not involve all the measures used in a full audit, but is limited to the use of analytical procedures and obtaining the information we require from management and all other responsible parties.

As explained in the note 2 of the appendix, the success of the recapitalization plan is essential to ensuring that the Bull Group can continue operations, noting that implementation of this plan included the French government's extension of the deadline for repayment of its €450 million shareholder advance to December 31, 2003. Following the October 24 Board of Directors meeting, which reviewed the summary consolidated first-half financial statements, we are not able to determine the outcome of the negotiations currently under way with potential investors that would ensure that the shareholder advance by the French government will be discharged and that shareholders' equity will be rebuilt by December 31, 2003. In the event that these negotiations are unsuccessful and no other alternative emerges, the application of generally accepted accounting principles in the normal context of a continuing operations, in particular the valuation of assets and liabilities, would not longer apply, which would have highly material consequences on the summary consolidated first-half financial statements.

Based on our limited audit, and although we have no other comments on these financial statements other than those stated above, we are not able to determine if the uncertainties regarding the Bull Group's continuing operations raise questions, in the context of generally accepted French accounting principles, as to the lawfulness and accuracy of the summary consolidated first-half financial statements and whether they provide a true and fair view of the first-half results, financial situation and net worth of all the consolidated companies at the end of this first half.

We also verified, in accordance with generally accepted French auditing principles, the information contained in the first-half report notes to the summary consolidated financial statements that were the subject of our limited audit.

The accuracy and the information provided in the first-half report and its consistency with the summary consolidated first-half financial statements is subject to the same disclaimers as were made above.

Paris and Neuilly-sur-Seine – France, October 27, 2003
The Auditors

Amyot Exco Grant Thornton
Isabelle Fauvel
Daniel Kurkdjian

Deloitte Touche Tohmatsu
Frédéric Moulin
Jean-Paul Picard

Bull Group
Consolidated Balance Sheet
as of June 30 2003, June 30, 2002 and December 31, 2002

Unaudited

in € millions	Notes	June 30, 2003	June 30, 2002	December 31, 2002
Assets				
Intangible fixed assets				
Software development expenses		55	72	59
Amortization		(55)	(71)	(59)
Other intangible assets		1	1	1
Amortization		(1)	(1)	(1)
Total		-	1	-
Tangible fixed assets				
Property, plant and equipment		402	448	423
Depreciation		(323)	(349)	(334)
Net		79	99	89
Leased equipment		40	39	36
Depreciation		(36)	(34)	(32)
Net		4	5	4
Total	(4)[1]	83	104	93
Other assets				
Goodwill – net	(5)	18	30	26
Fixed financial assets	(6)	35	40	35
Other fixed financial assets	(7)	2	46	63
Total		55	116	124
Deferred taxes	(19)	-	-	-
Inventories and work in process	(8)	73	125	85
Quick assets				
Accounts receivable (net of impairment provisions: 6/30/03 €23 million;		291	378	286

[1] NdT: nous avons modifié les numéros ici pour qu'ils correspondent aux notes ci-dessous

6/30/02: €21 million; 12/31/02 €23 million)						
Other receivables and accruals (net of impairment provisions: 06/30/03: €14 million; 06/30/02: €15 million; 12/31/02: €14 million		(10)		122	181	145
Escrowed shares				14	104	-
Short-term investments				65	296	64
Cash and banks				75	68	53
Total				567	1,027	548
Total assets				**778**	**1,373**	**850**

The attached notes are an integral part of the consolidated financial statements

Bull Group
Consolidated Balance Sheet
as of June 30 2003, June 30, 2002 and December 31, 2002

Unaudited

in € millions	Notes	June 30, 2003	June 30, 2002	December 31, 2002
Liabilities and shareholders' equity				
Shareholders' Equity				
Capital stock	(11)	340	340	340
Additional paid-in capital	(11)	37	37	37
Retained earnings (consolidated)		(1,093)	(545)	(545)
Net accumulated other gains (losses): translation differences		(11)	(2)	(8)
Net income (loss) for the period		1	(524)	(548)
Total		(726)	(694)	(724)
Minority interests	(12)	-		-
Preferred shares issued by a consolidated subsidiary		-	102	-
Long-term debt	(14)	202	200	201
Shareholder advance	(13)	478	454	466
Long-term restructuring provision	(15)	11	13	11
Provisions and other long-term liabilities	(16)	150	165	148
Deferred taxes	(19)	1	1	1
Current liabilities				
Accounts payable		206	263	248
Advances and down payments from customers		6	17	10
Provisions for income taxes		6	32	11
Prepaid income		18	12	19
Other payables, provisions and accruals	(16)	354	461	379
Provision for short-term restructuring	(15)	26	176	66
Current portion of long- and	(14)	4	139	5

medium-term debt						
Short-term debt				38	3	1
Bank overdrafts				4	29	8
Total				862	1,132	747
Total liabilities and shareholders' equity				**778**	**1,373**	**850**

The attached notes are an integral part of the consolidated financial statements

Consolidated income statement
for the first half of 2002, first half of 2003 and the full year 2002

Unaudited

in € millions		Notes		First half 2003	First half 2002	Full year 2002
Sales				190	237	460
Services and leasing				452	543	1,054
Total sales		(23)		642	780	1,514
Cost of goods and services sold				(471)	(636)	(1,190)
Gross margin		(23)		171	144	324
Research and development				(30)	(42)	(73)
Selling expenses				(70)	(128)	(202)
Administrative expenses				(52)	(114)	(169)
Operating income (loss)				**19**	**(140)**	**(120)**
Interest expense				(26)	(27)	(58)
Interest income				2	11	14
Provision for employee restructuring				-	(225)	(225)
Other net losses and gains		(19)		17	(93)	(106)
Pre-tax income (loss) from consolidated subsidiaries				**12**	**(474)**	**(495)**
Provision for current and deferred taxes		(20)		(3)	(44)	(43)
Net income (loss) from subsidiaries				**9**	**(518)**	**(538)**
Goodwill amortization				(8)	(7)	(11)
Income from companies accounted for under equity method or divested		(21)		-	1	1
Minority interests				-	-	-
Net income (loss)				**1**	**(524)**	**(548)**
Net income (loss) per share				0.01	(3.08)	(3.22)

Weighted average number of shares (in thousands)				170,199	170,199	170,199

The attached notes are an integral part of the consolidated financial statements

Statement of changes in consolidated shareholders' equity statement and net income adjusted for translation differences for the first half of 2002, first half of 2003 and the full year 2002

Statement of changes in consolidated shareholders' equity

Unaudited

in € millions		Capital stock	Additional paid-in capital	Retained earnings and net income for the period	Net accumulated other gains (losses)	Total
Balance as of January 1, 2002		340	37	(545)	10	(158)
Capital increase		-	-	-	-	-
Net income (loss)		-	-	(524)	-	(524)
Translation differences		-	-	-	(12)	(12)
Balance as of June 30, 2002		340	37	(1,069)	(2)	(694)
Capital increase		-	-	-	-	-
Net income		-	-	(24)	-	(24)
Translation differences		-	-	-	(6)	(6)
Balance as of December 31, 2002		340	37	(1,093)	(8)	(724)
Net income		-	-	1	-	1
Translation differences		-	-	-	(3)	(3)
Balance as of June 30, 2003		340	37	(1,092)	(11)	(726)

Net income adjusted for translation differences

in € millions		**First half 2003**	**First half 2002**	**Full year 2002**
Net income		1	(524)	(548)
Other results: translation differences		(3)	(12)	(18)
Net income (loss) adjusted for translation differences		(2)	(536)	(566)

The attached notes are an integral part of the consolidated financial statements

Bull Group

Consolidated cash flow statement
for the first half of 2002, first half of 2003 and the full year 2002

in € millions		First half 2003	First half 2002	Full year 2002
Net cash - opening balance		**117**	**233**	**233**
Net income		1	(524)	(548)
Depreciation and amortization		22	38	60
Allocations for employee restructuring plan		-	225	225
Deferred taxes		-	29	29
BHN pension plan		(13)	-	95
(Gains)/losses on asset disposals		(1)	(66)	(63)
Changes in accounts payable		40	135	220
Changes in inventory		12	46	84
Changes in accounts receivable, advances		(44)	(176)	(302)
Restructuring provision		(40)	-	(250)
Other		(30)	(26)	38
Total cash provided by (used for) operating activities		**(53)**	**(319)**	**(412)**
Additions to fixed assets		(5)	(5)	(14)
Additions to other assets		-	(22)	(21)
Proceeds of asset disposals		(3)	154	156
Total cash provided by (used for) investment activities		**(8)**	**127**	**121**
Capital increase		-	-	-
Net change in pension commitments		50	-	-
Shareholder advance		12	354	366
Change in long- and medium-term debt		1	(14)	(150)
Net change in use of short-		32	(21)	(39)

term credit lines				
Total cash provided by (used for) financing activities		**95**	**319**	**177**
Impact of changes in exchange rates		3	4	(2)
Net cash - closing balance		**154**	**364**	**117**
Additional information				
Interest payments on loans		30	29	81
Corporate income tax payments		2	2	12

The attached notes are an integral part of the consolidated financial statements

Cash flows for all foreign currency transactions are converted into euros using the average exchange rate for the year. Translation differences between the balance sheet and income statement items are reported on the line "Impact of changes in exchange rates", which consolidates translation differences for all transaction categories.

1- Organization

The consolidated financial statements of the Bull Group comprise the accounts of Bull, Bull S.A., COFIP (Compagnie Française d'Investissement Privé), Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc., as well as those of their subsidiaries.

As of June 30, 2003, the French government owned 16.3% of Bull's capital stock, while the three main shareholders (France Telecom, Motorola and NEC) each owned 16.9%, Dai Nippon Printing (DNP) held 5.3% and the company's employees and the free float accounted for 27.7%. This ownership structure, which has remained unchanged since the June 2000 capital increase reserved for employees, reflects the transfer to the private sector of the stakes held in Bull, both directly and indirectly, by the French government from 1994 though April 1997.

2 – Continuity of operations

As of June 30, 2003, the Group recorded net income of €1.3 million, following a net loss of €524 million in the first half of 2002. As of June 30, 2003, the Bull Group had a consolidated negative net worth of €726 million, compared with a negative worth of €724 million as of December 31, 2002. Bull's shareholders' equity fell to less than half the company's capital stock in 2000, and as a result the company will have until December 31, 2003 to replenish its equity.

Year-end 2001

The Board of Directors Meeting of March 14, 2002 approved the initial measures presented by The Bull Group's executive management aimed at turning the company around rapidly by streamlining the organization, drastically reducing fixed costs (including through layoffs), bringing in new management and renewing the focus on core synergies among the Group's business lines. In addition, the Board of Directors was presented with the broad outlines of a business and strategic plan that clearly explains Bull's positioning, underscores the cohesive nature of its activities and reinforces its product differentiation in the information technology world.

Meanwhile, The Bull Group decided to implement further layoffs, a total of 2,763 employees, including 1,843 in France and 920 abroad. The cost of the 2002 restructuring plan was €225 million.

This same meeting of the Board of Directors also examined how to obtain the necessary financial resources to offset operating losses (excluding restructuring plan costs for the year) on the one hand and how to pay down the short-term debt on the other. Given the company's negative net worth, Bull was no longer able to raise fresh capital from outside the company. Therefore, the French government decided to approve a €450 million advance, of which €100 million was paid out in late December 2001 and €350 million in

June 2002. This advance was granted in the form of a shareholder advance, bearing a market rate of interest and with a repayment deadline of 12 months following the most recent payout, which was received on June 17, 2002.

Year-end 2002

At the April 30, 2003 Board of Directors meeting, a French government representative made the following statement:

> "In the second half of 2002, Bull once again recorded positive operating income, and this turnaround is expected to continue in 2003 despite a difficult economy. Now the company must quickly implement a recapitalization plan that is consistent with its interests and those of its shareholders and that would enable the €450 million shareholder advance granted by the French government in 2002 to be discharged.
>
> In order to enable Bull's management to carry out the negotiations with potential investors as part of this recapitalization plan, the French government does not intend to require Bull to pay off this advance until the negotiations are completed, which should occur prior to the end of this year."

Based on this statement, and given the turnaround in the second half of 2002 marked by positive operating income and its belief that shareholders' equity would be replenished, the Group's executive management published consolidated financial statements for the group and its subsidiaries in accordance with the principle of continuing operations. In that context, the valuation principles applied to assets and liabilities remained unchanged.

End of first-half 2003

The October 24, 2003 Board of Directors meeting examined the financial statements for the first half of 2003, which were prepared in accordance with applicable accounting standards, in particular the concept of continuing operations.

On this point, however, the Board noted that continuing operations require the implementation of a recapitalization plan for Bull that would enable it to discharge its financial liabilities.

Although they had no other comments on the first-half 2003 financial statements, the auditors issued a qualified audit opinion in light of the uncertainty still surrounding the outcome of this recapitalization process.

The Board of Directors, having taken note of the negotiations under way on this subject, duly recognize that any recapitalization will require significant concessions from all of the parent company's financial creditors and from its shareholders as well as the approval of the European Commission.

The Board of Directors, having been informed of the progress made with regard to the restructuring of Bull's capital, noted that it would be informed quickly as to the results of such negotiations in order that it be able to take the necessary decision at the appropriate time.

3 – Accounting principles for the first-half consolidated financial statements

The first-half consolidated financial statements as of June 30, 2002 and June 30, 2003 were prepared in accordance with the same accounting principles as those used to prepare the financial statements for the year ending December 31, 2002, pursuant to the provisions of French law.

The balance sheets prepared at the closes of the first halves of 2002 and 2003 do not include an analysis of the tangible fixed assets that itemizes "Property, plant and equipment". In addition, receivables with maturities of more than one year cannot be distinguished from those of less than one year, since this breakdown is made once a year through a specific analysis.

The main accounting principles are described in the 2002 annual report.

4 – Tangible fixed assets

Tangible fixed assets including the items "Property, plant and equipment" and "Leased equipment" are only itemized separately at the end of the year. The overall changes in the first half of 2003 were as follows:

Changes in tangible fixed assets

in € millions		Gross as of 12/31/02	Additions	Disposals and transfers	Translation effects	Gross as of 6/30/03
Property, plant and equipment		423	2	(19)	(5)	402
Leased equipment		36	2	3	(1)	40
Total		**459**	**5**	**(16)**	**(6)**	**442**

Changes in tangible fixed asset depreciation and provisions

in € millions		As of 12/31/02	Additions	Disposals and transfers	Translation effects	As of 6/30/03
Property, plant and equipment		(334)	(12)	19	4	(323)
Leased equipment		(32)	(1)	(4)	1	(36)
Total		**(366)**	**(13)**	**15**	**5**	**(359)**

5 – Goodwill – net

Detail of net goodwill

in € millions		First half 2003	First half 2002	Full year 2002
Gross goodwill		106	108	107
Accumulated amortization		(88)	(78)	(81)
Net goodwill		**18**	**30**	**26**
Amortization expense		8	7	11

Net goodwill by entity

in € millions		June 30, 2003	June 30, 2002	December 31, 2002
Bull HN Information Systems Inc. (United States)		3	5	4
Bull Italy S.p.A. (Italy)		4	5	5
Bull do Brasil (Brazil)		2	10	7
Bull International N.V. (Netherlands)		7	8	8
Bull S.A. (France)		2	2	2
Total		**18**	**30**	**26**

Changes in goodwill for the period January 1 through June 30, 2003 involved only amortization expense for the period.

Exceptional amortization of €3.5 million was recorded on the goodwill for Bull do Brasil to take into account this subsidiary's earnings and the uncertain economic outlook for the South American market.

6 – Fixed financial assets

Fixed financial assets broke down as follows:

in € millions		June 30, 2003	June 30, 2002	December 31, 2002
Shares accounted for under the equity method		5	3	5
Other capitalized shares		25	32	25
Loaned Bull shares		2	2	2
Loans and advances		3	3	3
Total		**35**	**40**	**35**

Shares accounted for under the equity method: the Bull Group's share of net income from companies accounted for under the equity method was entered on the consolidated income statement under "Income from companies accounted for under equity method".

Other capitalized shares: As of June 30, 2003 and December 31, 2002, "Other capitalized shares" comprised shares in Steria (6.1%) for a net asset value of €13 million and NEC Computers International BV shares (4.44%) for a net asset value of €12 million.

Loaned Bull shares: This loan was made as part of the creation of the company savings plan in June 2000. As of June 30, 2003, the gross value of the loaned shares was €29 million, for which a provision of €27 million was established in order to factor in the decline in the Bull share price.

Loans and advances: These involved mainly loans to companies accounted for under the equity method and some minority interests.

7 – Other fixed financial assets

The item "Other fixed financial assets" broke down as follows:

in € millions		June 30, 2003	June 30, 2002	December 31, 2002
Loans with a term of more than 1 year		n/a	n/a	20
Advances to pension funds		2	46	43

Total		2	46	63

n/a: not available

Loans with a term of more than 1 year were not broken out separately at the end of the first half (see note 3 - Accounting principles for the first-half consolidated financial statements).

The changes in this item during the first half of 2003 can be attributed to the financial impact of the decision taken by Bull HN in the United States to terminate this pension plan (see note 19 – Other net losses and gains). In June 2003, Bull HN was reimbursed for the balance of the amount paid on retirement allocations.

8 – Inventories and work in process

Inventories and work in process

in € millions		June 30, 2003	June 30, 2002	December 31, 2002
Finished goods		62	81	72
Work in process, raw materials and supplies		24	31	26
Spare parts		68	65	71
Impairment provisions		(81)	(52)	(84)
Total		**73**	**125**	**85**

9 – Sale of accounts receivable

As of June 30, 2003, total sales of receivables in France and other European countries amounted to €47 million, compared with €112 million at end-June 2002 and €68 million at end-December 2002.

10 – Other receivables and accruals

Other receivables and accruals

in € millions		June 30, 2003	June 30, 2002	December 31, 2002
R&D funding receivables		11	17	13
Advances to suppliers		11	12	12
Advances to employees		2	-	3
Deposits and security deposits paid		16	21	20
Other operating receivables *		58	90	75
Prepaid expenses		24	41	22
Total		**122**	**181**	**145**

* This line includes receivables maturing in more than one year, as these were not broken out separately at the end of the first half (see note 3 - Accounting principles for the first-half consolidated financial statements).

As of June 30, 2003, other operating receivables included €25 million in receivables from Steria, of which €11 million was related to the loan granted to Steria Iota, which is due at end-2003.

11 – Capital stock and additional paid-in capital

As of both June 30, 2003 and December 31, 2002, Bull's capital stock consisted of 170,198,899 shares with a par value of €2 each, for a total value of €340,397,798.

12 – Minority interests

No material minority interests are still held in any of the Bull Group's subsidiaries subsequent to the March 2003 divestment of Bull's 51% stake in GPES.

13 – Shareholder advance

The French government granted an advance of €450 million, of which €100 million was paid out in late December 2001 and the balance in late June 2002. This advance was made as part of a "rescue plan" consistent with EU law, in the form of a shareholder advance bearing a market rate of interest. After review, the European Commission declared that this shareholder advance was compatible with the provisions of the founding treaty of the European Community regarding government assistance.

At the April 30, 2003 Board of Directors meeting, the French government formally stated that in order to allow Bull's management to carry out negotiations with potential investors regarding the company's recapitalization plan, it would not require Bull to pay back the advance until the negotiations had been completed, which should occur by the end of this year (see note 2 – Continuity of operations).

Interest on this advance is at the market rate for the period beginning the date it is distributed to Bull and expiring on the date when the advance is repaid or incorporated into the capital of Bull, whichever comes first. If payable in cash, interest is due on the date the advance is repaid. As of June 30, 2003, accrued interest totaled €28 million, compared with €16 million as of December 31, 2002.

14 – Long- and medium-term debt, including current portion

Long- and medium-term debt, including current portion

in € millions		June 30, 2003	June 30, 2002	December 31, 2002
Type of Debt				
Bonds		201	286	198
Bank loans		5	16	8
Private placements		-	37	-
Total		**206**	**339**	**206**
Main currencies				
Euro		206	302	206
Japanese Yen		-	37	-
Total		**206**	**339**	**206**

<u>Bonds</u>

In July 2002, Bull paid down the €91 million 5-year, 5.25% coupon bond issued in July 1997.

As of June 30, 2003, Bull's bond debt consisted of 11,495,400 "OCEANE"-type convertible and/or exchangeable bonds issued in May 2000 and maturing January 1, 2005 for a total outstanding volume of €181 million. These convertible bonds have the following terms: issue price of €15.75, redemption price of €18.36, coupon of 2.25%, actuarial yield of 5.5% per annum and one-to-one conversion parity. The redemption premium and issue costs are amortized over the life of the bond. As of June 30, 2003, the amortization remaining on the redemption premium totaled €9.7 million out of a total of €30 million, while €1.4 million in issuance costs remained to be amortized.

Bank loans

This item includes several loans taken out mainly by Bull Italia S.p.A. that mature between 2003 and 2008.

Private placements

In August and September 2002, Bull repaid the outstanding amounts on yen private placements issued in March 2000. The placement agreement contained early redemption clauses at the discretion of the investors should the Group's consolidated equity fall below a certain level. Since these conditions were met when the 2001 consolidated financial statements were published, Bull proceeded to repay these loans in full.

15 – Restructuring provisions

Changes in long and short-term restructuring provisions from end-December 2001 to end-June 2003[2]

in € millions		Plans prior to 2001	2001 employee restructuring plan	2002 employee restructuring plan	Total
Balance as of December 31, 2001		**14**	**91**	**-**	**105**
Allocation in the first half of 2002		-	-	225	225
Use in the first half of 2002		(2)	(55)	(84)	(141)
Balance as of June 30, 2002		**12**	**36**	**141**	**189**
Use in the second half of 2002		(1)	(18)	(93)	(112)
Balance as of December 31, 2002		**11**	**18**	**48**	**77**
Use in the first half of 2003		(1)	(1)	(38)	(40)
Balance as of June 30, 2003		**10**	**17**	**10**	**37**[3]

---

[2] Page: 30
[0]NdT: le texte français indique décembre 2000 à fin juin 2002, alors que le tableau ci-dessous suggère les années 2001 et 2003

[3] NdT: ces chiffres ne correspondent pas à ceux du bilan

Plans prior to 2001

As of June 30, 2003, the balance of the €10 million restructuring provision mainly involved firm commitments to former employees and benefits providers as part of Bull S.A.'s employment restructuring plans (gradual early retirement measures), whose payments are scheduled to continue until 2005.

2001 employee restructuring plan

A restructuring plan intended to trim the payroll by 1,800 employees and restore operating profitability was launched in early 2001 in France and abroad. A restructuring provision estimated at €155 million was established for this purpose.

Given the measures taken since the launch date of this plan, the provision for the 2001 employee restructuring plan totaled €17 million as of June 30, 2003. This amount corresponded mainly to firm commitments made as part of French national employment fund-sponsored early retirement under Bull S.A.'s employee restructuring plan.

Company restructuring plan

On March 14, 2002, the Board of Directors approved the first measures presented by Bull's executive management to turn the Group around rapidly. The Board of Directors was also presented with the broad outlines of a business and strategic plan that clearly explains Bull's positioning, underscores the cohesive nature of its activities and reinforces its product differentiation in the information technology world.

The total cost of this plan is €225 million. It would be financed essentially by proceeds from asset disposals in 2002 (the disposal of the Louveciennes site, in particular).

In 2002, the number of layoffs related to the 2001 and 2002 restructuring plans totaled 2,763, including 1,845 in France and 920 abroad.

16 – Other payables, provisions and accruals; provisions and other long-term liabilities

"Other payables, provisions and accruals" are distinguished from "Provisions and other long-term liabilities" by the payment period for the expense or the realization of the risk.

Other payables, provisions and accruals in € millions		**June 30, 2003**	**June 30, 2002**	**December 31, 2002**
Taxes		46	45	35
Salaries and wages		31	46	34

Other personnel expenses		71	139	78
Interest expense		3	14	1
Invoices due and other		203	217	231
Total		**354**	**461**	**379**

Provisions and other long-term liabilities in € millions		**June 30, 2003**	**June 30, 2002**	**December 31, 2002**
Defined benefit pension plans and other retirement commitments		128	121	111
Other personnel expenses		8	29	22
Other		14	15	15
Total		**150**	**165**	**148**

17. Concentration of credit risks on third parties

With the exception of receivables from affiliated companies, no customer represents more than 10% of accounts receivable.

18 – Other net losses and gains

"Other net losses and gains" includes the following items:

in € millions		**First half 2003**	**First half 2002**	**Full year 2002**
Foreign exchange gains (losses)		1	(4)	(5)
Gains on asset disposals		1	62	60
Provision on fixed financial assets		-	(7)	(13)
Pension plan adjustments		11	(100)	(104)
Other		4	(44)	(44)
Total		**17**	**(93)**	**(106)**

First half 2003

As of June 30, 2003, gains on asset disposals came from the sale of GPES in March.

Pension plan adjustments included:

- a charge of €2 million in Germany related to the change in the pension plan's actuarial rate.

- a reversal on a €13 million provision, as the amounts received by Bull HN in June 2003 turned out to be higher than expected.

The €4 million in "Other gains" involved mainly reversals on €3 million in risk provisions for Argentina and Brazil.

First half 2002

As of June 30, 2002, gains on asset disposals included:

- €30 million on the sale of the entire office complex in Louveciennes, France to Canal Plus in February;
- €21 million (before tax) on the sale of the U.K. services activities to Steria in June;
- €10 million on the sale in February of our Lottomatica shares in Italy;
- €1 million on the sale of Steria shares in March.

The €100 million charge on U.S. pension plans resulted from the June 13, 2002 decision by Bull HN Information Systems Inc. (Bull HN) to terminate its pension commitments to beneficiaries no longer active in the company (retirees and former employees no longer with the company). Bull HN therefore subscribed two insurance policies that allowed it to transfer all its pension commitments to the insurance companies.

In addition, Bull HN notified active employees that it would terminate their pension plan, either through subscriptions of insurance policies or lump-sum payments on the remaining rights. This termination took place in the second half of 2002.

Prior to the above-mentioned decisions, the Bull Group's consolidated balance sheet included $135 million (€137 million) in overfunded retirement benefits for Bull HN's pension plan entered under "Advances to pension funds" (see Note 7 – Fixed financial assets). This plan was a defined benefit plan, whose vesting of rights was frozen as of December 31, 1994. The advance payment on retirement benefits represented the surplus of pension fund assets relative to the present value of the projected pension rights.

When the above-mentioned transactions have been completed and after approval is received from U.S. regulatory authorities, Bull HN will be able to report part of the advance payment on retirement benefits as income. The estimated after-tax amount comes to $42.5 million (€43 million).

As of June 30, 2002, the difference between the advance payment on retirement benefits and the estimated final net cash amount ($92.4 million, or €100 million, given parity

changes between the euro and the dollar) was entered on the income statement under "Other net losses and gains".

19 – Corporate income tax

The Bull Group is liable for various taxes on income in accordance with the tax provisions of the various countries where it does business.

Corporate income tax calculation

in € millions		First half 2003	First half 2002	Full year 2002
Current taxes		3	15	14
Deferred taxes		-	29	29
Corporate income tax		**3**	**44**	**43**

Deferred taxes

in € millions		First half 2003	First half 2002	Full year 2002
Deferred tax assets, net of depreciation provision		-	-	-
Deferred tax liabilities		(1)	(1)	(1)
Net deferred taxes		**(1)**	**(1)**	**(1)**

20 - Income from companies accounted for under equity method or divested

Income from companies accounted for under the equity method or divested was not material in the first half of 2003.

- in the first half of 2002, this income consisted mainly of Bull's share of losses from companies accounted for under the equity method, offset by the operating income from the U.K. services activities in the first quarter (€4.3 million), as these activities, which were then in the process of being sold to Steria, had been taken out of the consolidation scope effective January 1, 2002.

21 – Off-balance-sheet commitments

Off-balance sheet commitments received and given

in € millions		**First half 2003**	**Full year 2002**
Receivables sold, not yet due		10	13
Lease obligations		134	134
Endorsements, security deposits and guarantees given		46	47
Other commitments given			
- guarantees given to banks		14	16
- tax guarantees		23	22
- guarantees given on equipment repurchases		8	12
- other guarantees and commitments given		24	**21**
Total		**259**	**265**

Lease obligations

Lease obligations are reviewed comprehensively only once per year. The most recent detailed statement appears in the 2002 annual report. As of December 31, 2002, these obligations totaled €134 million, of which €20 million is due in 2003.

Other off-balance-sheet commitments

In addition to lease obligations and commitments related to long- and medium-term debt, the companies making up the Bull Group had, in the course of their normal business transactions, entered into contractual obligations totaling €115 million as of June 30, 2003, compared with €136 million as of June 30, 2002 and €118 million as of December 31, 2002.

Service contracts, in particular those involving IT systems management, have contractual term periods that may require the company to indemnify customers in the event of non-performance or premature cancellation.

Extraordinary events and legal disputes

To the Group's knowledge, no legal dispute or arbitration is pending or was recently concluded that would have a material impact on the financial situation, business, net worth and earnings of Bull or its subsidiaries.

Towards the end of 2000, a legal dispute arose at a U.K. systems integration center. A settlement was reached at the end of 2001 and €12 million was paid to the customer in 2002.

Several claims are currently pending or in litigation. Following the sale of assets over the past three years, the Group has been the target of direct and indirect third-party claims totaling around €50 million. Provisions have been established for all reasonably foreseeable losses at this time.

Claims related to the disposal of Bull's services business (in the rest of Europe - excluding France) to Steria in 2001 and U.K. pension plans acquired by Steria

Claims related to the disposal of Bull's services business (in the rest of Europe - excluding France) to Steria in 2001

In the second half of 2002, several claims and counterclaims were filed by Bull and Steria regarding the application of provisions in the sale agreement and attachments and the exercise of the net asset guarantee clause granted to Steria by Bull. The gains and/or losses that may reasonably be expected from the negotiations still under way are reflected in the December 31, 2002 and June 30, 2003 financial statements.

Bull Information Systems Limited (BISL) pension plans

Pursuant to the November 26, 2001 attachment to the sale agreement, the retirement and management plans (the Plans) of BISL's pension funds were taken over by Steria, once those BISL employees who were not part of Integris and had not yet been transferred were transferred out of the Plans on September 30, 2002. The valuation of the pension liabilities acquired in the Plans and their corresponding assets was determined through independent appraisals in the first quarter of 2002.

At the time the warrant received as consideration for the contribution of the U.K. services business was exercised, a portion of the estimated under-provisioning led to a reduction in the number of shares attached to the warrant, but only above a threshold of €9.7 million and below a ceiling of €23 million. In addition, in the first half of 2002, Bull made a €2.9 million lump-sum, advance contribution to the pension funds and agreed to pay Steria half of all additional fund calls (on one or more occasions) by the pension fund managers above the €23 million ceiling established contractually in April 2002.

It appears unlikely that an additional fund call will be made above the €23 million ceiling.

Other commitments related to the sale of Bull's services business to Steria in 2001

When the services business was sold, Bull received an €11 million note from Steria Iota, payable on December 28, 2003, and free warrants for 736,084 shares of Steria Group, which may be exercised in accordance with specific terms that depend on Steria's share performance over the next five years.

22 – Sales by business segment

Bull is a multinational information technologies corporation. Based in Europe, the Bull Group has activities in nearly 100 countries. The companies that make up the Group market a large range of IT equipment, enterprise software and services targeting scientific, industrial and commercial customers in the public and private sectors. The Group manages and controls its operations based on the following business segments:

Products: this segment covers several levels of IT systems architecture, including mainframes, data centers, unit servers[4], distributed computing and PC support, personal productivity tools and network and Internet connectivity applications.

Services: this segment comprises expertise in the areas of consulting, IT systems design and integration as well as IT systems management and software for secure administration of e-infrastructure.

Maintenance: this segment manages the maintenance and support activities either on site or remotely through international centers, and has a global logistics system for spare parts management.

The accounting principles that apply to the sectors are the same as those described in "Summary of main accounting principles". As of January 1, 2002, only the gross margin is broken down by business segment. Operating costs are now tracked by the sales units at the regional levels.

in € millions		**Total sales**		**Gross margin**	
		First half		First half	
		2003	2002	2003	2002*
Products		282.9	350.5	107.4	105.3

[4] NdT: à vérifier "serveurs départementaux"

Maintenance		172.0	184.6	43.3	44.0
Services		181.0	238.7	18.4	17.6
Other		6.5	7.0	1.5	2.5
Consolidated total		**642.4**	**780.8**	**170.6**	**169.3**

* The gross margin figures for the first half of 2002 exclude non-recurring costs, i.e. costs that the recovery plan launched in the first half of 2002 (reduction of non-wage costs and restructuring program) either eliminated or would eliminate after June 30, 2002.

Sales by geographic region

in € millions		**First half 2003**	**First half 2002**	**Full year 2002**
France		306.6	383.9	734.5
Rest of Europe (excluding France)		242.0	267.9	527.9
North America		36.5	54.3	100.9
Central and South America		18.5	29.8	53.3
Asia and Africa		38.8	45.0	97.0
Consolidated sales		**642.4**	**780.8**	**1,513.6**

Assets, other than inventories, are not broken down by division

Geographic breakdown of fixed assets (excluding fixed financial assets)

in € millions		First half 2003	First half 2002	Full year 2002
Western Europe		72	90	82
North America		4	49	44
Other regions		10	11	10
Total fixed assets at the end of the period		**86**	**150**	**136**

Bull

French corporation (*Société Anonyme*) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Versailles Trade and Companies Registry no. B 542 046 065

04 APR -9 AM 7:21

Consolidated sales (€ thousands)

	2003	2002	change
Sales:			
First quarter	78,700	108,500	-27.5%
Second quarter	111,600	128,800	-13.4%
Third quarter	85,300	83,900	+1.7%
Full year		460,100	
Services and leasing:			
First quarter	218,000	253,900	-14.1%
Second quarter	234,100	289,600	-19.2%
Third quarter	201,000	228,100	-11.9%
Full year		1,053,500	
Total consolidated sales:			
First quarter	296,700	362,400	-18.1%
Second quarter	345,700	418,400	-17.4%
Third quarter	286,300	312,000	-8.2%
Full year		1,513,600	

Bull achieved sales of €928.7 million during the first nine months of 2003, in line with the Group's 2003 forecast.

55224 published November 17, 2003

Bull

French corporation (*Société Anonyme*) with capital stock of €340,397,798
Registered office: 68, route de Versailles – 78430 Louveciennes - France
Versailles Trade and Companies Registry no. B 542 046 065

Consolidated sales (€ thousands)

	2003	2002	change
Sales:			
First quarter	78,700	108,500	-27.5%
Second quarter	111,600	128,800	-13.4%
Third quarter	85,300	83,900	+1.7%
Fourth quarter	106,700	138,900	-23.2%
Full year	382,300	460,100	-16.9%
Services and leasing:			
First quarter	218,000	253,900	-14.1%
Second quarter	234,100	289,600	-19.2%
Third quarter	201,000	228,100	-11.9%
Fourth quarter	229,800	281,900	-18.5%
Full year	882,900	1,053,500	-16.2%
Total consolidated sales:			
First quarter	296,700	362,400	-18.1%
Second quarter	345,700	418,400	-17.4%
Third quarter	286,300	312,000	-8.2%
Fourth quarter	336,500	420,800	-20.0%
Full year	1,265,200	1,513,600	-16.4%

Bull achieved sales of €1,265.2 million for the full 12 months of 2003, in line with its 2003 forecast, and the Group expects operating income to meet the forecast target as well.

59668
Consolidated 2003 - published in Balo on February 13, 2004

BULL

A French corporation with share capital of € 340,397,798
Head office: 68, Route de Versailles, Louveciennes 78430
Registered with the Versailles Company Registry under No. 542 046 065

The following were approved as is by the combined regular and special shareholders' meeting of June 26, 2002:

- the parent company and consolidated financial statements in accordance with the drafts published in the *Bulletin des Annonces Légales Obligatoires* of June 21, 2002, pages 1521 to 1538.
- appropriation of the loss for the 2001 fiscal year to Retained Earnings according to the decision of the meeting published in the *Bulletin des Annonces Légales Obligatoires of* May 24, 2002, pages 11900 to 11904.

26224

BULL

A French corporation with share capital of € 340,397,798
Head office: 78, Route de Versailles, Louveciennes 78430
Registered with the Versailles Company Registry under No. 542 046 065

NOTICE OF PUBLICATION OF THE 2002 FINANCIAL STATEMENTS

The following were approved as is by the combined regular and special shareholders' meeting of June 26, 2003:

- the parent company and consolidated financial statements in accordance with the drafts published in the *Bulletin des Annonces Légales Obligatoires* of May 19[1], 2003 containing the opinion of the independent auditors.
- appropriation of the loss for the 2002 fiscal year to Retained Earnings according to the decision of the meeting, which constitutes a notice of meeting as published in the *Bulletin des Annonces Légales Obligatoires of* May 16, 2003.

The parent company and consolidated financial statements were filed with the court clerk of the Commercial Court of Versailles in accordance with the law.

49120

published July 30, 2003

[1] Translator's note: Date changed to the 19th by hand.

BULL

French corporation with a share capital of € 340,397,798
Head office: 68, Route de Versailles, Louveciennes 78430
Registered with the Companies' Registry of Versailles under No. 542 046 065

VOTING RIGHTS

Pursuant to the provisions of Section L. 233-8 of the French Commercial Code, the company informs that shareholders that at the closing of the combined regular and special shareholders' meeting of June 26, 2002, the total number of existing voting rights was 169,512,262.

24633

BULL

French corporation with a share capital of € 340,397,798
Head office: 68, Route de Versailles, Louveciennes 78430
Registered with the Companies' Registry of Versailles under No. 542 046 065

VOTING RIGHTS

Pursuant to the provisions of Section L. 233-8 of the French Commercial Code, the company informs that shareholders that at the closing of the combined regular and special shareholders' meeting of June 26, 2003, the total number of existing voting rights was 169,266,258.

47388

BULL

A French corporation ("*société anonyme*") with stated capital of EUR 340,397,798
Principal office: 68 Route de Versailles, 78430 Louveciennes, France
Registered with the Versailles Trade and Companies Registry
under no. 542 046 065

ARTICLES OF INCORPORATION AND BYLAWS
("*Statuts*")

Updated on June 26, 2002

BULL

A French corporation ("*société anonyme*") with stated capital of EUR 340,397,798
Principal office: 68 route de Versailles, 78430 Louveciennes, France
Registered with the Versailles Trade and Companies Registry
under no. 542 046 065

Articles of Incorporation and Bylaws
("*Statuts*")

TITLE I

FORM - CORPORATE PURPOSE - CORPORATE NAME - PRINCIPAL OFFICE - LIFE

Article 1 – Form

A corporation ("*société anonyme*") which is governed by all the provisions of the law in force on *sociétés anonymes,* and in particular by the Commercial Code, and by these articles of incorporation and bylaws, has been formed between the holders of currently existing shares and shares which may subsequently be issued.

Article 2 – Corporate Purpose

The Company's corporate purpose, in France and abroad, is:

the purchase of shares or interests, in any form whatsoever, in any companies or enterprises (whether commercial, industrial, real property, financial or others), primarily in those that have activities in the IT, office automation and electronics fields;

- the study, manufacturing and marketing of information processing equipment, of all equipment, parts and products, whether components or ancillary products; and

- in general, all financial, commercial and industrial transactions, in real or personal property, directly or indirectly related to the activities set forth above.

Article 3 – Corporate Name

The name of the Company is "BULL".

Article 4 – **Principal Office**

The Company's principal office is located at 68 Route de Versailles, 78430 Louveciennes.

It may be transferred to any other place in the same French department or neighboring department pursuant to a decision of the board of directors, which shall be submitted to the next regular shareholders' meeting for ratification.

It may be transferred anywhere else pursuant to a decision of a special shareholders' meeting.

Article 5 - **Life**

The life of the Company shall expire on March 8, 2031, except in the event of early dissolution or extension of its life.

TITLE II

DETERMINATION AND CHANGES TO STATED CAPITAL

Article 6 – **Stated Capital**

The Company's stated capital is currently set at EUR 340,397,798 (three hundred and forty million, three hundred and ninety-seven thousand, seven hundred and ninety-eight euros), divided into 170,198,899 (one hundred and seventy million, one hundred and ninety-eight thousand, eight hundred and ninety-nine) shares with a par value of EUR 2 (two) each, fully paid up and all of the same class.

Article 7 – **Increase of Capital**

1. The stated capital may be increased on one or several occasions, either by issuing new shares at par or at a premium or by increasing the par value of existing shares.

2. Only the shareholders at a special meeting held in accordance with the provisions of Article 30 of the articles and bylaws, and based on a report from the Board, may increase the stated capital.

A special shareholders' meeting may delegate the powers necessary to the board of directors to increase stated capital, on one or more occasions, set the terms and conditions therefor, record the completion thereof and to modify the articles and bylaws as appropriate.

3. If the stated capital is increased through the issue of shares for cash, holders of previously issued shares (other than the Company itself with respect to its own shares if it holds any such shares as provided for by law) shall have a preemptive right as provided for by law to subscribe for the new shares in proportion with the number of shares that each shareholder holds prior to the increase.

4. The special shareholders' meeting that approves a capital increase, voting as provided for by law, may waive the preemptive right. Shareholders may also waive their preemptive right on an individual basis.

Article 8 – **Reduction of Capital**

The stated capital may be reduced pursuant to a decision of a special shareholders' meeting voting on the basis of the statutory auditors' report as provided for by law.

A special shareholders' meeting may delegate to the board of directors the powers required to carry out the reduction of capital and to amend the articles and bylaws accordingly.

Reductions of stated capital to an amount less than the legal minimum may only be approved subject to the condition precedent of a capital increase that would increase the stated capital to at least the legal minimum, unless the corporation is converted into another type of company within the same period.

TITLE III

SECURITIES

1. SHARES

Article 9 – **Payment for Shares**

I - In the event of an increase of capital by the issue of shares payable in cash, at least one quarter of the value of the new shares shall be paid up upon subscription. The share premium, if any, shall be paid in full upon subscription.

II - For all other increases of capital, new shares shall be paid up in full upon issue.

III - 1) Shares that are partially paid up upon subscription must be fully paid up as determined by the board of directors. The board shall issue capital calls within five years from the final completion of the capital increase and, in any event, prior to any new increase in capital for cash or through the issuance of bonds.

- 2) Payments for shares may be made by set-off against any debt of the Company that is liquid, due and payable as provided for by law.

The board may authorize shareholders to pay for their shares at any time, including in advance, unless decided otherwise by the shareholders in the special shareholders' meeting that approved the capital increase.

- 3) Shareholders shall be notified of capital calls approved by the board of directors at least fifteen days in advance, either through a notice placed in the legal gazette for the registered office, or by certified letter sent to each shareholder.

- 4) If the shareholders fail to make the payments at the times fixed by the board of directors, the unpaid amounts shall bear interest by action of law for each day they are late at two percent per year above the legal interest rate, subject to a minimum rate of six percent, beginning on the due date for payment shown in the notice or certified letter provided for above, without any requirement for legal action or formal notice. Failure to meet capital calls shall also result in the application of the penalties provided for by law.

Article 10 – **Type of Shares**

Shares may be registered or bearer. They shall be registered in an account under the conditions and according to the terms provided for by law.

Article 11 – **Share Transfers**
Rights Attached to Shares

1. Shares may be freely transferred. With respect to third parties and the Company, shares shall be transferred from account to account pursuant to a transfer request.

2. Only paid up shares may be transferred.

3. In the event of a capital increase, shares may be transferred only upon the final completion thereof.

4. Shares may be transferred after the Company's dissolution and until liquidation is finalized.

5. All shares, already existing and new, provided that they are of the same class, have the same par value, and are paid up to the same degree, shall be fully fungible from their effective date with respect to income distributions or if all or part of their par value is redeemed; they shall receive the same net amount, with the taxes and duties to which they may be subject distributed evenly among them.

6. Shares shall be indivisible with regard to the Company. Joint owners of shares shall be represented vis-à-vis the company by one of them or by a common agent. In the event of disagreement, the common agent may be appointed by the courts following an application by the first joint owner to act.

Any time it is necessary to hold multiple shares to exercise any right whatsoever, shareholders holding less than the number of shares required shall be personally responsible for grouping, purchasing or selling the number of shares or rights necessary for the said exercise.

7. Except where the Company has been notified of an agreement to the contrary, the beneficial owner ("*usufruitier*") shall have the right to vote at regular shareholders' meetings and the bare title-holder ("*nu-propriétaire*") at special shareholders' meetings.

8. The Company may at any time request the entity responsible for clearing the securities to provide the information provided for by law regarding securities that immediately or in the future grant a right to vote as shareholders' meetings, as well as regarding the holders thereof.

9. Any person acting singly or with others who holds at least 0.5% of the stated capital or voting rights, or any multiple thereof up to 5%, must inform the Company of the number of shares held and the corresponding number of voting rights.

The same obligation shall apply when the number of shares or voting rights falls to less than the aforementioned thresholds.

The obligation to notify the Company shall be fulfilled, and failure to provide the said notification penalized, as provided for by law. The penalty provided for by law shall only apply pursuant to a request included in the minutes of a shareholders' meeting by one or more shareholders collectively holding shares or voting rights equal to at least 0.5% of stated capital.

2 – OTHER SECURITIES

Article 12 – **Ordinary Bonds**

1. A regular shareholders' meeting may elect to issue ordinary bonds, with or without a guarantee or pledge of the Company's personal property assets and with or without a mortgage of the Company's real property, as provided for by law.

A regular shareholders' meeting may delegate the powers necessary to issue bonds, on one or more occasions within five years, and to determine the terms and conditions thereof.

2. A special shareholders' meeting may decide to issue or authorize the issue, as provided for by law, of bonds convertible into shares, bonds with subscription warrants, bonds exchangeable for shares and, in general, any type of security that grants a right through conversion, exchange, redemption, presentation of a voucher, or in any other manner, to receive, at any time or on a fixed date, securities that have been or will be issued for this purpose to represent a portion of the issuing Company's stated capital.

TITLE IV

MANAGEMENT OF THE COMPANY

Article 13 - **Composition of the Board of Directors**

1- The Company shall be managed by a board of directors with four categories of director:

a) Directors appointed by a meeting of the shareholders as provided for in Article L 225-18 of the Commercial Code and/or directors representing the French government, depending on the make-up of the Company's share capital and applicable legal provisions. The total number of such directors may not be less than three or greater than eighteen, subject to the exception provided for by law in the event of a merger.

b) A director representing employees of the Company and its affiliates, within the meaning of Article L 225-180 of the Commercial Code, shareholders of the Company, appointed by a regular shareholders' meeting from among candidates selected by employee shareholders. Procedures for selecting the candidates shall be determined in accordance with applicable laws and regulations or, in the absence thereof, by the board of directors or its chairman pursuant to the powers granted to him by the board of directors.

In the event of a vacancy for any reason whatsoever, and in particular following the death, resignation, removal from office or termination of an employment contract of the director representing employee shareholders, the board shall deliberate validly under the conditions with respect to quorum and majority provided for in Article 17 of the articles and bylaws, the quorum being calculated without taking said director into account until the appointment of a new director representing employee shareholders by an annual shareholders' meeting.

In any event, the term for which the director representing employee shareholders shall be limited to the remainder of the time left until his employment contract ends, regardless of the cause thereof, with the term of office ending automatically on the date of the termination of the employment contract, and the director being deemed to have automatically resigned on such date.

c) Directors representing employees of the Company and its direct and indirect subsidiaries, whose principal office is located on French territory, of whom there shall be two.

Directors elected by these employees shall take office when the board of directors meets after the announcement of the final election results.

The term of office of a director representing these employees who is appointed to replace a director elected by the employees for any reason whatsoever, and in particular following the death, resignation, removal from office or termination of his employment contract, shall end at the close of the normal term of office of the director he was appointed to replace.

Directors elected by these employees shall be appointed under the conditions provided for by Articles L 225-27 to L 225-34 of the Commercial Code.

One of the two directors representing employees shall be elected by the board ("*collège*") of engineers, executives and similar level employees and the second director by the board ("*collège*") of other employees.

The other terms and conditions for the election of the directors representing these employees shall be determined in accordance with the applicable provisions of the law (these may be supplemented, if appropriate, by provisions, including procedural rules, similar to those applicable to the election of personnel representatives) or, in the absence of such provisions, by the board of directors or by the chairman within the scope of the powers granted to him by the board of directors.

d) A director representing employees of the Company's direct and indirect subsidiaries (as defined by the board of directors) whose principal office is located outside of French territory, appointed by the shareholders in a shareholders' meeting from among candidates elected by the employees of said companies.

The procedures for selecting the candidates shall be determined by the board of directors based on principles similar to those followed for the appointment of the director representing employee shareholders listed in "b" above, supplemented and amended as the board of directors may decide.

e) In the event of a vacancy for any reason whatsoever, and in particular following the death, resignation, removal from office or termination of an employment contract of the directors covered by "c" and "d" above, the board of directors shall deliberate validly under the conditions with respect to quorum and majority provided for in Article 17 of the articles and bylaws, the quorum being calculated only taking into account the directors representing the employees of French and non-France companies then in office.

In any event, the term for which a director covered by "c" and "d" above shall be appointed shall be limited to the remainder of the time left until his employment contract ends, regardless of the cause thereof, with the term of office ending automatically on the date of the termination of the employment contract, and the director being deemed to have automatically resigned on such date.

2. a) The board may also include representatives of institutions representing employees and representatives of employees for consultation purposes only, in accordance with procedures determined in accordance with applicable legal provisions. If there are no such provisions, the board of directors or the chairman pursuant to powers delegated thereto by the board shall determine the procedures.

b) The board of directors may appoint a secretary who need not be a director or shareholder.

c) The board may decide to set up committees to examine questions that the board or its chairman shall submit to them. It shall decide on the composition, duties and compensation of the committees which shall perform their activity under its responsibility.

Article 14 – **Directors' Shares**

Throughout his term of office, each director shall own at least ten shares that are paid up as required, except where otherwise provided in the special provisions regarding directors representing the French government.

Article 15 – **Directors' Term of Office**

Directors shall have a three-year term of office.

Article 16 – **Board Officers – Chairmanship – General Management**

The Company shall be managed either by the chairman of the board of directors, under his responsibility, who shall also hold the position of Chairman and Chief Executive Officer ("*président-directeur général*") or by any other natural person appointed by the board of directors, who shall be referred to as the general manager ("*directeur général*").

The board of directors shall choose between the two methods of managing the Company described in the first paragraph. If the board does not elect to have the chairman manage the Company, it shall appoint, by a simple majority of the directors present or represented, a general manager, who need not be a director, and shall set the term of his duties. If the general manager is a director, said term shall not exceed his term as a director. The Company's shareholders and third parties shall be informed of the choice as provided for by decree.

The board of directors may change its decision, provided that it so informs third parties and the shareholders as provided for by applicable regulations.

Article 16-1 – **Chairman of the Board**

The chairman of the board of directors shall represent the board. He shall organize and direct the activities of the board and report on those activities to the shareholders. He shall ensure that the Company's governing bodies function smoothly and, in particular, ensure that the directors are able to perform their duties.

When the chairman of the board of directors is responsible for the Company's general management, the provisions are Article 16-2 shall apply to him.

Article 16-2 – **General Manager**

The general manager shall have the broadest powers to act under all circumstances on behalf of the Company. He shall exercise his powers within the limits established by the Company's purpose and those that the law expressly attributes to shareholders and the board of directors.

He shall represent the Company in its relations with third parties.

The Company shall be bound by the actions of the general manager even if they are *ultra vires*, unless the Company can prove that the third party knew or should have known that the action was *ultra vires* in light of the circumstances. Publication of the articles and bylaws alone shall not constitute such proof.

The provisions of the articles and bylaws or the decisions of the board of directors limiting the powers of the general manager shall not be binding on third parties.

The board of directors shall determine the general manager's remuneration.

The board of directors may authorize the general manager to issue securities, endorsements or guarantees on behalf of the Company subject to the terms and conditions provided for by law.

The general manager may be dismissed at any time by the board of directors.

Article 16-3. **Deputy General Managers**

Based on a proposal from the general manager, the board of directors may appoint one or more natural persons to assist the general manager, who shall have the title of "deputy general manager".

The maximum number of deputy general managers shall be five.

With the consent of the general manager, the board of directors shall determine the scope of the authority and the term of office of the deputy general managers. With respect to third parties, deputy general managers shall have the same authority as the general manager.

The board of directors shall determine the remuneration of the deputy general managers.

Based on a proposal from the general manager, the board of directors may dismiss any or all of the deputy general managers.

When the general manager ceases or is prevented from performing his duties, the deputy general managers shall continue to exercise their authority and hold their position until the new general manager is appointed, unless the board decides otherwise.

Article 17 - **Deliberations of the Board**

1. The board of directors shall meet as convened by the chairman, or as convened by the board voting by a simple majority. However, directors making up at least one-third of the members of the board may convene a meeting of the board, stating the agenda of the meeting, if no such meeting has been held in the last two months.

The general manager may also request the chairman to call a board meeting with a specific agenda. The chairman shall be bound by any such requests.

The board shall meet either at the principal office or elsewhere.

2. A director may authorize another director to represent him at a meeting. However, each director may only represent one other director. Proxies shall only be valid for a single meeting and may be issued by regular letter or telegram.

These provisions shall also apply to the permanent representative of a director that is a legal entity.

Except where otherwise provided by law, directors who attend a board meeting by videoconference shall be deemed to be present for determining quorum and a majority, provided that the regulations in effect are adhered to and that the videoconference is conducted in accordance with said regulations.

3. The board of directors shall only deliberate validly if at least half of its members are present.

4. Board meetings shall be chaired by the chairman or, in his absence, by the vice-chairman or a director appointed by the board at the beginning of the meeting.

5. Decisions shall be reached by a majority of the votes of the directors present or represented. The chairman of the meeting shall have a casting vote in the event of a tie.

6. The directors, as well as any person called to attend the meetings of the board of directors, shall be bound to secrecy with regard to information which is confidential and data considered as such by the chairman of the board of directors.

Article 18 – **Minutes of Meetings**

1. The deliberations of the board of directors shall be recorded in minutes drawn up in a special register kept at the principal office, signed and initialed in accordance with legal requirements.

However, the minutes may also be drawn up on loose-leaf sheets under the conditions provided for by law.

The minutes shall be signed by the chairman of the meeting and by at least one director. If the chairman is unable to act, they shall be signed by at least two directors.

2. Copies of or excerpts from the minutes of the meetings shall be validly certified by the chairman of the board of directors, the general manager, a director delegated temporarily to act as chairman or an agent authorized for this purpose.

Article 19 – **Powers of the Board**

1. The board of directors shall determine the general focus of the Company's activities and ensures that it is implemented. It shall address all issues related to the Company's operations within the limits of the corporate purpose and subject to those powers expressly allocated to shareholders' meetings by law.

In its relations with third parties, the Company shall be bound by the actions of the board of directors even if they are *ultra vires*, unless the Company can prove that the third party knew or should have known that the action was *ultra vires* in light of the circumstances. Publication of the articles and bylaws alone shall not constitute such proof.

The board of directors shall conduct those audits and inspections that it deems appropriate. Each director shall receive the information necessary to perform his duties and may receive any document that he deems necessary.

2. The board may grant one or more of its members or third parties, which may but need not be shareholders, all special authorizations for one or more specific purposes, with or without the possibility of substitution.

Article 20 - **Agreements Among the Company, Its Directors and its Shareholders**

Any agreement, with the exception of those concluded for routine activities under normal conditions, entered into, either directly or through an intermediary, between the Company and its general manager, one of its deputy general managers, one of its directors, a shareholder with more than 5% of the voting rights or, if it is a shareholder company, the company that controls it within the meaning of Article L 233-3 of the Commercial Code, shall be subject to the prior authorization of the board of directors.

The same principle shall apply to agreements in which any of said persons has a direct interest.

Agreements between the Company and another company, if the general manager, one of the deputy general managers or one of the directors of the company is owner, partner with unlimited liability, manager, director, member of the management board other company, shall also be subject to prior authorization.

The chairman of the board of directors shall inform the auditors of the agreements which have thus been authorized and submit them to the shareholders' meeting for approval.

The interested party shall inform the chairman of the board of directors of agreements entered into under normal conditions for routine activities. A list of such agreements shall be provided by the chairman to the members of the board of directors and the auditors.

Any shareholder shall also be entitled to receive said list.

The foregoing provisions shall not apply to loans granted by the Company to directors who represent employees, pursuant to the provisions of Article L 313-1 of the French Housing and Construction Code.

Article 21 – **Signatures**

Any instruments or documents whatsoever which are binding on the Company shall be signed:

1. Either by the chairman of the board when he is responsible for the general management of the Company, by the general manager, or by a director specially delegated, all within the limits of the powers each holds.

2. Or by a person having duly been delegated by the board to execute powers of attorney in accordance with Article 19.2 above.

Article 22 – **Board Remuneration**

The annual shareholders' meeting may elect to pay directors' fees, the amount of which shall remain the same until a decision to the contrary, to all directors other than the representatives of the French government and employees.

Expenses incurred by directors representing the French government and employees in the performance of their duties shall be reimbursed by the Company.

TITLE V

CONTROL OF THE COMPANY

Article 23 - **Auditors**

The Company shall be controlled, in accordance with the provisions of the law, by at least one or two auditors and a like number of alternates. The auditors must meet the requirements established by law.

The auditors shall be appointed for six fiscal years at any regular shareholders' meeting. Their terms of office shall expire at the close of the regular shareholders' meeting held to vote on the financial statements for the sixth fiscal year. They may be re-elected.

TITLE VI

SHAREHOLDERS' MEETINGS

A – **Provisions which apply to all Shareholders' Meetings**

Article 24 – **Composition - Meetings – Notice Agendas**

1. Composition

Shareholders' meeting shall consist of all shareholders, regardless of the number of shares they hold. However, shares for which all the payable amounts have not been paid shall cease to give their holders the right to be admitted and to vote at shareholders' meetings thirty clear days after the formal notice provided for by law. In addition, these shares shall not be taken into consideration for the calculation of the quorum and shall not have voting rights in accordance with applicable law and regulations.

2. Meetings

An annual regular shareholders' meeting shall be held at least once a year, within six months of the close of the fiscal year, subject to the extension of this time period by a court decision.

Special shareholders' meeting or regular shareholders' meetings in special session may be held at any time during the fiscal year.

Shareholders' meetings may be held at the principal office or at any other place stated in the convening notice.

3. Notice

1.- Shareholders' meetings shall be convened by the board of directors. Failing this, they may also be convened by the auditors, or by an agent appointed by the courts at the request either of any interested party in an emergency or by one or several shareholders holding at least 5% of the stated capital. After the dissolution of the Company, they shall be convened by the liquidator.

2.- Shareholders shall be given notice at least fifteen days prior to the date set for the shareholders' meeting. This time period shall be reduced to six days for shareholders' meetings held after being convened a second time, as well as for special shareholders' meetings that have been postponed, as provided for by law.

3.- Shareholders shall be given notice by means of a notice published both in a journal authorized to publish legal notices in the department of the principal office and in the legal gazette, or by letter, if all of the shares are registered. The person calling the making shall select the method for giving notice.

4.- Shareholders who have held registered shares for at least one month as of the last day on which the notice of the meeting is published must be invited to any shareholders' meeting within the legally required period either by ordinary letter, or by certified letter if the shareholders have so requested and have paid the certified mail costs to the Company.

5.- The auditors shall be given notice of each shareholders' meeting, by certified letter, return receipt requested, at the latest when the shareholders themselves are given notice thereof.

4. Agenda

The agenda shall be drawn up by the authors of the notice convening the meeting. No question that is not included in the agenda may be addressed, except as provided for by law with respect to the dismissal and replacement of directors.

Article 25 - **Attendance - Voting**

1. In order to have the right to attend or be represented at a shareholders' meeting, shareholders must prove that their shares are registered at least five days before the date of the shareholders' meeting. However, the board of directors may reduce this period in a generally applicable decision.

Shareholders must hold a minimum of ten shares to attend regular shareholders' meetings.

2. Any shareholder who has the right to attend a shareholders' meeting

may be represented by another shareholder or by his spouse.

Any shareholder may vote by mail in accordance with legal requirements, provided that the Company has received the form to vote by mail at least three days prior to the date of the shareholders' meeting.

Shareholders who attend a shareholders' meeting by videoconference or by another means of telecommunication that allows them to be identified (the type and use of which are governed by decree) shall be deemed to be present for determining quorum and a majority.

Companies of any type shall be represented at shareholders' meetings by their legal agents, and minors who are not emancipated or others persons lacking in legal capacity shall be represented by their legal representatives, without such agents or representatives being required to be shareholders themselves.

3. Each member of the shareholders' meeting shall have as many votes as shares he holds on his own behalf or by proxy, without limitation.

Article 26 – **Officers of the Meeting – Attendance Sheet**

1. Shareholders' meetings shall be chaired by the chairman of the board of directors, or in his absence, by the deputy chairman, by the general manager or, if necessary, by a person appointed by the shareholders. If notice has been given of the shareholders' meeting other than by the board of directors, it shall be chaired by the person or one of the persons who gave such notice.

The duties of vote-tellers shall be performed by the two members of the shareholders' meeting who hold, either individually or as proxy-holders, the largest number of votes and who are present and accept such duties. If necessary, these duties can also be performed by the chairman of the meeting.

These officers of the meeting shall appoint the secretary, who may but need not be a shareholder.

2. An attendance sheet shall be drawn up under the conditions set forth by law, such attendance sheet shall be signed by the shareholders present and the proxy-holders and shall be certified as correct by the officers of the meeting.

The officers of the shareholders' meeting may decide to attach to the attendance sheet the proxies showing the last name, usual first name and residence of each of the principals, the number of shares he holds and the number of votes attached to these shares. In this case, it shall not be necessary to indicate on the attendance sheet the information relating to the shareholders represented, but the number of proxies attached to such sheet shall be stated on such attendance sheet.

These proxies shall be produced under the same conditions and at the same time as the attendance sheet.

Article 27 - **Minutes**

1. The deliberations of shareholders' meetings shall be recorded in minutes signed by the members who act as officers of the meeting. These minutes shall be drawn up in a special register kept at the principal office, and signed and initialed as provided for by law. They may also be drawn up on loose-leaf sheets under the conditions provided for by law.

2. Copies of or excerpts from these minutes shall be validly certified by the chairman of the board of directors or the general manager if he is a director. They may also be certified by the secretary of the shareholders' meeting.

B – **Special Rules for Regular Shareholders' Meetings**

Article 28 - **Quorum and majority**

A regular shareholders' meeting shall only deliberate validly when convened for the first time if the shareholders present, represented or voting by mail hold at least one quarter of the shares having a voting right. If this condition is not met, the shareholders' meeting shall be convened a second time in the form and in the time periods set out above. The notice convening the meeting shall state the date of the meeting convened for the first time. At the meeting convened for a second time, decisions shall be valid regardless of the number of shares represented, but they may only relate to the questions on the agenda of the meeting convened for the first time.

2. A regular shareholders' meeting shall decide by a majority of votes cast by the shareholders present, represented or voting by mail.

3. With regards to the agreements referred to in Article 20, the person involved may not take part in the vote and his shares shall not be taken into account in the calculation of the quorum and the majority.

Article 29 - **Powers**

1. The annual regular shareholders' meeting shall hear the management report by the board, the report of the auditors and the financial statements and shall discuss, approve, change or reject said statements.

If applicable, it shall approve changes proposed, either to the method of presentation of the financial statements, or to the methods of assessment.

It shall determine the allocations to be made to constitute or increase reserve funds or to redeem shares from the shareholders.

It shall decide on any retained earnings, as well as on the distribution of all or part of the available reserves, the calculation the dividends to be paid and determination of the terms and conditions for the payment thereof.

It shall decide on the special report of the auditors relating to the agreements referred to in Article 20 above. It shall either approve such agreements or not.

2. The annual regular shareholder's meeting, or a regular shareholders' meeting in special session, shall appoint the auditors and remove them from office and shall set their remuneration under the conditions provided for by law.

It shall decide on the transfer of the principal office as approved by the board pursuant to Article 4 of the articles and bylaws.

It shall authorize the issue of ordinary bonds and the creation of any specific security interests securing such bonds.

In general, it shall deliberate on any other questions which do not exclusively fall within the remit of the special shareholders' meeting.

C – Special Rules for Special Shareholders' Meetings

Article 30 - **Quorum and Majority**

1. Subject to the reservation stipulated in paragraph 3 below, special shareholders' meetings shall only deliberate validly when convened for the first time if the shareholders present, represented or voting by mail hold at least one-half of the shares having a voting right.

If this quorum has not been met at the shareholders' meeting convened for the first time, shareholders shall be given notice a second time in the form and in the time periods set out above. If convened for a second time, this shareholders' meeting shall deliberate validly if the shareholders present, represented or voting by mail hold at least one-quarter of the shares having a voting right.

If this quorum is not met, the shareholders' meeting convened for a second time may be postponed until a date two months after the date on which it had been convened. The shareholders' meeting thus postponed shall be convened in the same form and in the same time periods as previously. The convening notice shall state the date of shareholders' meetings convened previously.

2. Subject to the reservation stipulated in paragraph 3 below, the special shareholders' meeting shall decide by a majority of two-thirds of the votes cast by the shareholders present, represented or voting by mail. If ballots are cast in writing, blank ballots shall not be counted. When the shareholders' meeting deliberates on the approval of a contribution in kind or the granting of a special benefit, the shares of the contributor or of the

beneficiary and those he represents as a proxy-holder shall not be taken into account in the calculation of the quorum and of the majority.

3. In the event of an increase of capital by capitalization of reserves, profits or share premiums, the special shareholders' meeting shall decide, by way of an exception to the forgoing provisions, under the conditions of quorum and majority provided for regular shareholders' meetings.

4. The conversion of the Company into a company with another legal form shall be decided under the conditions provided for by law.

Article 31 - **Powers**

1. Only the special shareholders' meeting shall be authorized to amend any of the provisions of the articles of incorporation and bylaws.

However, amendments to the articles of incorporation and bylaws which are the result of a due and proper decision either by the board of directors or by a regular shareholders' meeting, pursuant to a provision of the law, may be recorded in this decision.

2. The special shareholders' meeting may, in addition, decide on all questions other than those which fall within the exclusive scope of regular shareholders' meetings. However, it may not increase shareholders' commitments, subject to transactions arising from the regrouping of shares duly and properly carried out.

TITLE VII

FISCAL YEAR - FINANCIAL STATEMENTS - PROFITS

Article 32 – **Fiscal Year**

The fiscal year shall start on January 1 and end on December 31.

Article 33 – **Preparation of Financial Statements**

1. At the close of each fiscal year, board of directors shall prepare, in accordance with the law, the annual accounts ledger and the annual financial statements which shall be made available to the auditors at least one month before the annual regular shareholders' meeting is convened.

2. The board shall also draw up a written management report on the Company's position during the past fiscal year, its foreseeable development, any important changes that have occurred between the date of the close of the fiscal year and the date on

which it was drawn up, and its research and development activities. In addition, in accordance with legal requirements, it shall prepare a management report on the Group that may be included in the management report and that may contain information on how the Company is addressing the social and environmental consequences of its business in accordance with applicable regulation.

3. The documents referred to in the first paragraph shall be drawn up each fiscal year in accordance with the same forms and the same methods of assessment as in previous fiscal years. However, in the event of a proposed change, a regular shareholders' meeting, in light of the financial statements drawn up in accordance with the forms and methods used previously and the new forms and methods, and on the basis of a report by the board of directors and a report by the auditors, shall make a decision on the proposed changes.

4. Even in the event there are no or insufficient profits, the required allowances for amortization and depreciation and provisions shall be posted such that the financial statements shall always be fair, as well as amortization to which all profit distributions are subject by law.

Article 34 – **Determination and Allocation of Earnings - Reserves**

I - Available earnings shall be made up of the profit for the fiscal year, less previous losses and less amounts to be allocated to reserves pursuant to the law or the articles and bylaws, and increased by the profit carry-forward.

In addition, a shareholders' meeting may decide to distribute amounts drawn from reserves available to it. In this case, the decision shall expressly state from which reserve items the amounts are drawn. However, dividends shall be drawn first from the available earnings for the fiscal year.

Apart from the case of the reduction of capital, no distribution may be made to shareholders when shareholders' equity (*capitaux propres*) is, or would become following such distribution, lower than the amount of capital increased by the reserves that the law or the articles and bylaws do not allow to be distributed.

II - The following amounts shall be successively drawn from available earnings recorded by a shareholders' meeting after it has approved the financial statements:

1. The amount necessary to pay an initial dividend on the shares equal to 6% of the unredeemed amounts paid up, without, however, if the income for a given year does not allow this payment, the shareholders being able to claim it from the income from subsequent years, subject to a shareholders' decision to allocate or retain all or part of said dividend.

2. The amounts that a regular shareholders' meeting decides either to retain or to allocate to general or special reserves.

3. The balance shall be allocated among the shareholders.

All of the foregoing shall be subject to the application of legal provisions regarding employee profit-sharing.

III - When deciding on the annual financial statements, a shareholders' meeting shall have the right to grant an option to each shareholder for all or part of the dividend of dividend advances distributed to take payment of the dividend or advances in cash or in shares.

IV - The terms and conditions for the payment of dividends shall be set by a regular shareholders' meeting or, failing this, by the board of directors.

TITLE VIII

DISSOLUTION - LIQUIDATION

Article 35 – **Early Dissolution**

I - A special shareholders' meeting may pronounce the dissolution of the Company at any time.

II - If, due to losses recorded in accounting documents, the Company's shareholders' equity were to become lower than half the stated capital, the board of directors shall be obliged, within four months following the approval of the financial statements showing such loss, to convene a special shareholders' meeting for the purpose of deciding whether the Company should be dissolved in advance.

If the board decides not to dissolve the Company, the Company shall be obliged, at the end of the second fiscal year after the year in which the losses are recorded at the latest, to reduce its capital by an amount at least equal to that of the losses which could not be offset against the reserves if, within this time, it has not been possible to rebuild the shareholders' equity by an amount at least equal to half the stated capital.

In both cases, the resolution adopted by the shareholders' meeting shall be published in accordance with the terms and conditions of the law.

III - Dissolution of the Company shall not affect third parties until after its publication in the Trade and Companies Registry.

IV - Dissolution shall end the powers of the board of directors, but shall not terminate the duties of the auditors, who shall perform their duties until liquidation has been completed.

Article 36 - **Liquidation**

I - The Company shall be liquidated at the end of its life, or in the event of early dissolution.

The name of the Company shall then be followed by the statement: "company in liquidation" and the name(s) of the liquidator(s).

II - A shareholders' meeting, voting under the conditions of quorum and majority provided for regular shareholders' meetings, shall appoint, replace or dismiss one or several liquidators, for whom it shall set the remuneration.

The term of office of the liquidators may not exceed three years, except in the event of renewal under the conditions provided for by law.

Unless provisions to the contrary are stipulated at the time of the appointment, the liquidators shall perform their duties either jointly or singly. However, they shall jointly draw up reports to be submitted to the shareholders' meeting.

III - The same shareholders' meeting, acting upon a proposal from the board, shall determine the terms and conditions of liquidation and grant the liquidators the powers required for this purpose.

If the powers granted to the liquidators are not the broadest that the law permits, the limited powers conferred thereto by the shareholders' meeting must be made public at the same time and in the same manner as their appointment.

IV - Once the liquidation has been terminated, the shareholders shall meet to decide on the final financial statements, discharge the liquidator(s) from liability for his/their management and officially record the termination of the liquidation.

V - After liabilities have been paid off, any remaining amounts shall be used first to repay the paid up amount of shares which have not been redeemed, plus 6% interest since the last dividend. The balance shall be distributed to the shareholders.

TITLE IX

Article 37 - **Disputes**

Any dispute which may arise during the Company's life or its liquidation, either between the shareholders or between the Company and the shareholders themselves, relating to corporate matters, shall be referred to the courts with jurisdiction for the principal office.

To this end, in the event of a dispute, all shareholders must elect domicile in the jurisdiction where the principal office is located and any notices and summons shall be validly delivered to said domicile. If a shareholder fails to do so, notices and summons shall be validly delivered to the office of the public prosecutor ("*Parquet de Monsieur le Procureur*

de la République") for the district court with jurisdiction for the Company's principal office.

Press releases

Bull : repurchase of Italian services activities

Louveciennes, France, 7 January 2002 - Bull announces the repurchase of the Italian activities of Bull Europe Services (ex-Integris) from Steria, according to the modalities accepted by the Board of Directors held on December 19th, 2001.

Bull : rachat des activités italiennes de service

Louveciennes, le 7 Janvier 2002: Bull annonce le rachat des activités italiennes de Bull Europe Services (ex-Integris) à Steria selon les modalités d'exercice acceptées par le Conseil d'Administration du 19 décembre 2001.

For more information, visit Bull's Web site: www.bull.com

Contact:
Marie-Claude Bessis
tel : +33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21
marie-claude.bessis@bull.net

Press releases Version française

04 APR -9 AM 7:21

BULL INTRODUCES SAFEKIT 6 - LOWCOST ALTERNATIVE TO SAN FOR DISASTER PROTECTION AND BUSINESS CONTINUITY

With SafeKit 6, Evidian extends its load balancing and failover software with advanced file replication capabilities. As a result, 24x7 availability, performance and disaster protection can be ensured for complete application chains - at a fraction of the cost of dedicated hardware solutions: load dispatchers and SANs.

Billerica, Mass, January 21, 2002: Evidian, a subsidiary of Group Bull specialized in secure e-business management software, today announced release 6 of SafeKit, its load balancing and failover software. Leveraging SafeKit's ability to enable 24x7 performance for application chains, innovative file replication features now ensure disaster protection without a need for dedicated hardware – providing a low cost alternative to Storage Area Network (SAN) for data availability of small to medium applications.

Scalability and 24x7 availability are among today's most pressing issues within IT infrastructures, especially when it is mission critical and open to the Internet. However, traditional solutions – deployment of hardware load dispatchers plus redundant hardware and SANs for data availability – have always proved costly and complex to set up. SafeKit's revolutionary approach is both simple and cost-effective, providing software that enables 24x7 availability, increased performance and disaster protection for the entire application chain.

Installed on the application servers themselves, SafeKit uses a patented single virtual IP address mechanism to automatically distribute and balance the application load on as many servers as needed. Should any of the servers fail or need to be stopped for any reason (e.g., software, human error or hardware), the remaining servers automatically assume the whole traffic and processing load in less than 3 seconds, avoiding any end-user disruption. Enhanced with version 6, SafeKit's real-time file mirroring functions ensure file replication between servers, such as transactional services and databases - across any standard LAN or WAN network. As a result, replication can be set up between remote transactional servers ensuring failover with additional protection from disasters.

In contrast with competing solutions that rely on expensive hardware technology (load dispatching boxes for Web farms, SAN for data availability), SafeKit offers a software only, plug and play, low cost 24x7 approach.

Compared to SAN, SafeKit does not require the purchase and deployment of specific disks and networks. Data availability is ensured by a file replication mechanism implemented over the standard network. SafeKit does not replicate all the databases over the network, but only the modifications made by applications inside files, thus respecting the integrity of files for application recovery. This approach has proven effective for small and medium sized databases (up to 10 Gigabytes).

Compared with network load-dispatching boxes, SafeKit is a complete, low cost alternative. Network boxes create single points of failure and bottlenecks in the network; therefore multiple boxes must be purchased at a high cost. These need to be placed at each level in the chain of applications, typically 2 boxes among the firewalls, 2 boxes among the Web farm. On the contrary, SafeKit runs directly on the server side, with no need for extra hardware. Additionally, SafeKit is able to detect not only hardware but also software failures (application and OS) which are the most common. Safekit therefore offers a more complete 24x7 failover solution.

With no need for dedicated hardware, Evidian's SafeKit therefore bundles critical functions that

are essential for enterprises intending to deliver better quality of service to their customers. For enterprises who want to ensure 24x7 performance from front to back end applications, SafeKit 6 now constitutes a complete plug & play alternative. This alternative is very cost effective: typically one tenth of the price of network dispatchers and SANs hardware packages. The result is increased business and operational effectiveness, with decreased cost and complexity.

Customers

SafeKit has already been chosen to ensure 24x7 availability and performance for hundreds of mission critical systems and applications throughout the world. Customers include SNCF.com (Number 1French e-commerce site), Ericsson (carrier-class network management applications), GSIT (banking management applications), Vodaphone (Call Agent for ISP dial-up), Comnitel (wireless-carrier management applications)... among many others.

Availability

SafeKit is available as a ready-to-use toolkit, bundled in plug-and-play mode for applications such as Web servers (iPlanet, IIS, Apache, BEA WebLogic); firewall (NetWall), and databases (Oracle, LDAP). Thanks to fast customization tools, integrators, in-house developers, ISVs and VARS can adapt SafeKit, for use with any kind of new application in less than five days.

SafeKit is available immediately with a one month try and buy, and can be downloaded on the web at www.Evidian.com/SafeKit. SafeKit supports Solaris 2.6,7,8 (64 bits), Windows NT 4.0 service pack 5, Windows 2000 and AIX 4.2, 4.3.

More information about SafeKit (specsheet, white paper,...) is available at www.evidian.com/safekit

Press resources are notably available at: http://www.evidian.com/press/resources/

About Bull and Evidian Bull is an international IT group with customers in more than 100 countries. In 2000, the company had a turnover of 3.2 billion euros. Bull is focused on servers, secure infrastructures and services from consulting to systems integration and outsourcing. Bull is dedicated to helping customers transform their processes and infrastructures in order to take full advantage of information technology to drive their market growth.Bull has gained strong recognition in the major economic sectors, such as, the public sector, finance, industry and telecommunications

More information on Bull is available at www.bull.com

For further press information on SafeKit, please contact:
Jean-Christophe Spilmont - Marketing & Communications Manager –
(33) 1 30 80 70 22 - jean-christophe.spilmont@evidian.com

Press releases 04 APR -9 AM 7:21 Version française

Bull france telecom R&D INRIA

Bull, France Telecom R&D and INRIA launch OBJECTWEB, an Open Source alternative for enterprise middleware

Leveraging an active community of developers, Bull, France Telecom R&D and INRIA have founded the ObjectWeb consortium to federate and extend OpenSource initiatives in middleware. ObjectWeb will help users develop enterprise applications upon OpenSource software.

Paris, France, January 31, 2002. Leveraging the market success of their OpenSource software, Bull, France Telecom R&D and INRIA founded the ObjectWeb consortium today. Dedicated to providing software tools for building distributed applications, ObjectWeb aims to federate European and international OpenSource initiatives in enterprise middleware.

ObjectWeb software will enable developers to use OpenSource software to build distributed applications in any domain, including complex mission-critical environments such as telecom and finance. As a result, enterprises and organizations of all kinds will be able to bring to their business infrastructure the four advantages of OpenSource: cost reduction, openness, transparency and collaborative development by a large community of developers.

ObjectWeb is based on three innovative software solutions initially developed by the founding companies, which offer robust implementations of the main middleware standards, including OMG (Object Management Group) and JCP (Java Community Process) specifications :

- JOnAS, an EJB transaction server developed by Evidian, the software subsidiary of Bull
- Jonathan, a flexible ORB (Object Request Broker), including CORBA and RMI/IIOP interfaces, initially developed by France Telecom R&D, the R&D organization of France Telecom
- Joram, a robust implementation of JMS using Scalagent technology.

Combining and/or associating ObjectWeb software components with other OpenSource software allows the creation of specialized middleware platforms: J2EE, embedded, CORBA,...

ObjectWeb software modules are available for download at www.objectweb.org. In compliance with the OpenSource model, their source code is open to developers.
As a consortium, ObjectWeb will coordinate the resources and actions needed for further development and extension of these components, which will continue to be developed under the collaborative model. ObjectWeb will also integrate, distribute and promote these developments. As INRIA is the French National Institute for Research in Computer Science and Control, and also leads the WC3 consortium in Europe (with MIT for America and the University of Keio for Asia) it will host the consortium, contributing to its openness and neutrality.

ObjectWeb intends to capitalize on an already very active developer community around the first modules developed by the founding companies. The JOnAS EJB server, from Bull's subsidiary Evidian, has been downloaded by more than 50.000 developers worldwide, and is already at work in hundreds of business applications today. JOnAS is also embedded in the Enhydra /

Lutris Entreprise Application Server, which is one of the 3 leading J2EE application servers worldwide today according to IDC, along with IBM WebSphere and BEA WebLogic. JOnAS is also embedded in Orcas, a J2EE application server developed by Libelis. Jonathan and JORAM are embedded in JOnAS. Jonathan is also used in the Mosaïk suite of java component integration software tools developed by Kelua.

ObjectWeb is actively supported by RNTL (the French National Network of Software Technologies) and RNRT (the French National Network of Research in Telecommunications). Other companies that are tightly involved in ObjectWeb development include ExperLog, AFNOR, Lutris and the start-ups Kelua, Scalagent and Libelis.

"With the rapid development of e-business, information systems require robustness, fiability, security and openness more than ever" said **Gérard Roucairol, R&D Director at Bull**. "Thanks to its open development mode, OpenSource software offers ease of evolution and high compliance to standards. This is the reason why Bull, for years, has been highly involved in bringing its industrial experience to the OpenSource movement, notably through Linux and services activities. In ObjectWeb, Bull is joining with France Telecom R&D and INRIA to offer a new OpenSource breakthrough in the mission-critical field of enterprise middleware. The success of these first developments, and notably that of JOnAS, the EJB server developed by our software subsidiary Evidian, demonstrates the high market interest for this initiative."

"Telecommunication networks are among the largest distributed systems in the world, and software plays a fundamental role in guaranteeing their ability to evolve and their responsiveness. Enabling exchanges between, quite literally, millions of communicating entities, they require total mastery of software infrastructures" said **Jean-Marc Pitié, Software Technologies Director at France Telecom R&D**. "We believe that their integration capabilities will make middleware products a major part of network, services and information systems architecture. This is the reason why we support ObjectWeb, and we hope that in the mid term this initiative will allow us to benefit from open, safe and economical middleware solutions, at a worldwide level."

"By definition, middleware must allow the interoperability of the applications that are based on it" said **Laurent Kott, General Delegate to Technology Transfers at INRIA**. "The OpenSource approach, facilitating access to source code and enforcing the robustness of software components, can prove very efficient in deploying new IT approaches and making new de facto standards. Through the foundation of ObjectWeb, INRIA is fulfilling its mission to add value and transfer to industry the results of the years of work in partnership with the teams of Bull/Evidian and France Telecom R&D."

More information on ObjectWeb:
www.objectweb.org

About Bull
Bull is an international IT group with customers in almost 100 countries. In 2000, the company had a turnover of 3.2 billion euros. Bull is focused on servers, secure infrastructures and services, from consulting to systems integration and outsourcing. Bull is dedicated to helping customers transform their processes and infrastructures in order to take full advantage of information technology to drive their market growth.
Bull has gained strong recognition in the major economic sectors, such as the public sector, finance, industry and telecommunications
More information: http://www.bull.com

About France Telecom R&D
France Telecom R&D, research and development center of France Telecom, is France Telecom's innovation engine worldwide. Its mission is to anticipate usage and technological evolutions, and to innovate to offer customers the best of telecommunications today, while creating right now the technologies that will make tomorrow. The results of France Telecom

R&D rank the group at the premier position in Europe for R&D in telecommunications.
More information: http://www.francetelecom.com

About INRIA
The National Institute for Research in Computer Science and Control is an institute for fundamental and applied research, involved in all areas where information and communication science and technology (ICST) are concerned. INRIA has six research sites, in Rocquencourt, Rennes, Sophia Antipolis, Grenoble, Nancy and Lille/Bordeaux/Saclay (France), and employs around 2400 persons of whom 1900 are research scientists, either at INRIA or in connection with the Institute.
INRIA plays a determining role in four areas of research: networks and systems; software engineering and symbolic computation; man-machine interaction, imaging, data, and knowledge; simulation and optimization of complex systems. INRIA develops partnerships with industry and encourages technology transfer and company creation (50 to date) in the field of ICST, notably through its INRIA-Transfert subsidiary, promoter of 3 seed funds: I-Source in the field of ICST, C-Source (Multimedia) and T-Source (telecommunications)
With MIT for America and the University of Keio for Asia, INRIA is the European leader of the World Wide Web Consortium (W3C). The W3C is in charge of developing common protocols for the evolution of the World Wide Web.
More information: http://www.inria.fr

Press Contact

Bull
Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

Press releases Version française

04 APR -9 AM 7:21

BULL AND ANTARGAZ WORK HAND IN HAND TO SET UP A NEW UNIFIED, OPEN IT INFRASTRUCTURE

Louveciennes, 18 February 2002 - Today Bull announced that it had been awarded a contract by Antargaz, the LPG, butane and propane distribution specialist, to set up a new information system architecture based on web technologies and including servers, software and associated services.

Expand the range of services offered to 250.000 customers

In order to improve relations with its 250,000 "bulk" customers with an expanded range of services, Antargaz was seeking to set up a call centre that would provide its customers with contractual, commercial and accounting information, and enable them to place orders. To do this, it was necessary to ensure tight integration of the call scripts with the customers requests, for example by creating the XML links that feed the scripts via the application server. In addition, the call centre personnel must be able to initiate commercial tasks intended for the back-office work-flow structures in order to satisfy customer requests (e.g. renegotiation of prices, complaints, etc.). Antargaz wanted to facilitate access to its applications resident on AS400 by moving towards open market standards, with a view to bringing down operating costs and upgrading the information system.

Bull's response: consulting, solution, expertise

To meet these expectations, Bull proposed an open architecture consulting approach and a global solution, relying on Bull's considerable technical expertise of both platforms and infrastructure software. The various project architectures were prototyped, following which Bull provided support services (architecture advice, performance studies), for the BEA WebLogic software and Unix Escala servers

As a result, the project will enable Antargaz to open up its systems to outside users, to consolidate its project management requirements and to improve control of changes to its information system.

"*As an IBM AS400 customer, we issued a call for tender to upgrade our information system to use new technologies. Bull's solution attracted us for the high level of expertise they could demonstrate with the BEA WebLogic application server, for the proposed upgrade of the total information system architecture and for the ease of access to their experts. This was what finally decided us,*" says Frédéric Monlezun, Information Systems Director at Antargaz.

About Antargaz

Antargaz sells its products directly in France to private and professional customers, as well as through subsidiaries for its bottled gas customers. The company holds a 22% market share in France and is the leading independent distributor of LPG. Its turnover is more than 560 million euros and it manages an installed base of 300,000 installations and 12,000,000 bottles.

About Bull

Bull is an international IT group with customers in almost 100 countries. In 2000, the company had a turnover of 3.2 billion euros. Bull is focused on servers, secure infrastructures and services, from consulting to systems integration and outsourcing. Bull is dedicated to helping customers transform their processes and infrastructures in order to take full advantage of information technology to drive their market growth.
Bull has gained strong recognition in the major economic sectors, such as the public sector, finance, industry and telecommunications
More information: http://www.bull.com

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

Press releases Version française

BULL : 2001 Results and Future Development Plan

Louveciennes, March 14 2002 - The Board of Directors of Bull met on March 14 2002 and approved the financial statements for the financial year 2001.

The Group recorded revenue of 2,543.8 million euros for the financial year 2001, a decrease of 8.7% compared to the revenue of the previous year, which reached 2,785.6 million euros. (1)

The operating loss for the period amounts to 98.5 million euros, as compared to the loss of 81.5 million euros in 2000. (1)

The interest costs for the period represent 37 million euros, a reduction of 11% compared to 2000.

In 2001, the Group recorded net gains on the disposal of assets realized during the period (CP8 Smart cards, Cara Group, PSI and Integris Europe) for an amount of 295 million euros.

The provision for restructuring costs linked to the 2001 headcount reduction plan amounts to 155 million euros.

The total of the other non-operational costs amounts to 205 million euros, part of which covers the provision for business risks and the depreciation of certain assets.

The net loss recorded by the Group at the end of the financial year 2001 amounts to 253 million euros, compared to a net loss of 242.8 million euros (1) in 2000.

In million euros	2001	2000 (recast at 2001 perimeter)	V%
Revenue	2, 543.8	2,785.6	- 8.7%
Operating income (loss)	(98.5)	(81.5)	- 20.9%
Net income (loss)	(253,0)	(242.8)	- 4.2%

(1) 2000 results recast at 2001 perimeter

In accordance with the mandate that he was given in December 2001, Pierre Bonelli, Chairman and CEO of the Group, presented his evaluation of the company's situation to the Board of Directors, and received approval for the first set of measures designed to rapidly implement the company's turnaround.

The main activities of Bull have a sound foundation and strong future prospects. They are supported by teams at the leading edge of today's technologies and by a broad international customer base who fully recognise Bull's added-value. However, on the other hand, an oversized and unfocused organisation, combined with inadequate operating practices, have made it impossible to achieve the objectives that should reflect the quality of the Group's business portfolio.

The immediate measures to turn around the company, part of which have already been initiated, comprise simplifying the organisation, a drastic reduction in structural costs, including a headcount readjustment of around 1,500 people, renewal of the senior executive team, as well as rebuilding tight convergence between the company's different businesses.

Pierre Bonelli also proposed to the Board the main outlines of an industrial and strategic plan designed to clarify Bull's positioning, reinforce coherence among its activities, and to reaffirm its clear differentiation as a player in the field of information technology.

The Board approved this plan, and took note of the decision of the French Government to grant Bull a shareholder advance for a maximum amount of 350 million euros, in addition to the 100 million euros already advanced. This advance is submitted to the approval of the European Commission. It will enable Bull to continue to operate until the business fundamentals of the company have been restored, and to reach the level of performance necessary to reshape its capital. The first step in this process is that Bull must reach breakeven in operating margin in the second half of 2002.

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

Bull Evidian's PortalXpert 3.1 delivers
universal and instant web security for the extended enterprise
With PortalXpert 3.1, Bull Evidian helps corporations rapidly build secure, user-friendly B2E, B2B and B2C infrastructures.

Paris, France, April 4, 2002 - Bull Evidian, the secure e-business management software unit of Bull, today announced Release 3.1 of PortalXpert, its web access control and single sign-on (SSO) software. Extending its support of heterogeneous IT infrastructures, PortalXpert 3.1 will enable universal web SSO within the extended enterprise.

An answer to the first concern in web security: unified access control and SSO

PortalXpert 3.1 software addresses today's first concern in web security: access complexity across the complete business chain, which results in decreased protection levels and lower productivity. Providing a single point of management for access to applications and resources, PortalXpert 3.1 offers universal, secure and instant web access management and SSO for the extended enterprise. This capacity, unique on the market today, allows corporations to gain competitive advantage and get warp speed ROI by instantly building secure and productive B2E, B2B and B2C infrastructures, at low cost.

PortalXpert keeps inconsistent security policies from being dispersed across heterogeneous web sites and applications. Acting as a gateway between users and web-enabled resources (ERP, BI, legacy,... whether hosted by the corporation or by its business partners), it provides all users - employees, customers and trading partners - with SSO and personalized access to all the applications and data they need. Unlike competitors' solutions, which require complex and costly developments for each application - PortalXpert relies on a truly plug-and-play architecture. As a result, it can be deployed instantly, without requiring any change to the enterprise's existing IT infrastructure and applications.

Extended ability to manage all enterprise IT and security architectures

Release 3.1 extends PortalXpert's breadth of capabilities with:

- **Support for most leading directories and meta-directories**: directory support has been extended to include not only iPlanet directory but also Microsoft Active Directory and Lotus Domino directory, plus leading meta-directories Critical Path and Calendra Directory Manager. As a result, PortalXpert can instantly leverage most corporations' existing directories
- **Support for X509 and token authentication methods**: X509 certificates and tokens (Vasco Digipass, RSA SecurID) are now supported as authentication methods, in addition to existing web login/password support, whether pop-up or form-based. Most leading authentication methods are therefore supported, enabling extended choice for web security policies
- **Complete integration with SSO for legacy applications**: PortalXpert now benefits from enhanced integration with other modules of Bull Evidian's AccessMaster security management suite, including Security Policy, client-server SSO and PKI Management. As a result, organizations that want to set up a

unified security policy for both web and non-web environments (which still represent more than 70% of IT applications within corporations) can benefit from natively integrated, enterprise-wide security management.

Availability and pricing

PortalXpert 3.1 server is available immediately on Solaris 7 and 8. It supports any web client and web-enabled application. The PortalXpert entry price is 49 dolars per user, decreasing with the number of users.

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

Bull announces Escala PL1600R, a partitionable Unix system which redefines the mid-range server market.

Features reserved up to now for large companies running high-end servers, become accessible to mid-size businesses.

Paris, April 17th, 2002 - Bull reinforces its presence in the mid-range server market by introducing Escala PL1600R, a highly competitive 64-bit Unix server which features partitioning and self-healing - an exclusivity on this segment - together with a 50% improvement of the performance-price ratio. This new server enriches Bull's Escala PL family of Unix servers which had a healthy 2% revenue growth in Europe over 2001 according to Gartner Dataquest, whereas the market declined by 16%. These exceptional results are mainly due to Bull's strong presence in the mid-range systems segment and to its unique European expertise of the AIX® environment.

FLEXIBILITY AND RELIABILITY

Taking advantage of both the Power4 technology and the AIX 5L™ operating system, Escala PL1600R is a compact system based on a 4 to 16-way multiprocessor architecture which makes it possible to manage up to 16 logical partitions. Such a level of granularity, unique in this class of servers, provides Escala PL1600R with an ideal flexibility for departmental server consolidation. It is also a key availability feature when hosting critical applications.

Moreover Escala PL1600R is built with the self-healing technologies which were, up-to-now, reserved only for high-end servers. With this exclusive approach, the system can detect, prevent, isolate and correct errors in real time for an optimal reliability.

" In 2001, Bull has proved able to increase market share in a declining European market, declared Noël Saille, General Manager of Bull Systems, Infrastructure & Support. This success is the result of both the relevance of our mid-range server offer and the competence of our Unix server teams. We are proud to bring even more value to our customers with this new announcement which should enable a further increase of our marketshare in 2002. ".

POWER AND COMPETITIVENESS

With a basic configuration* priced at 254 084 Euros, Escala PL1600R constitutes a significant step ahead in competitiveness for mid-size businesses. Its power and its scalability make it particularly adapted for hosting Enterprise data bases or ERP applications.

In addition, thanks to its reliability and its high level of availability, Escala PL1600R is the server to consider first when implementing departmental servers consolidation projects.

Moreover, Escala PL1600R benefits from Bull's We-Commit seal, a program which contractually guarantees the performance, the availability and the flexibility of customers' infrastructure in their operating environment by mobilising R&D experts in Bull's Competence Centers.

First Escala PL1600R shipments are expected as of May 2002. Bull's reseller partners should be very interested in this new server the scalability of which will help them to enable their customers' growth.
This announcement confirms Unix at the very heart of Bull's strategy.

* Basic configuration including a 4-way Escala PL1600R at 1.1 GHz, with 4 GB ECC memory, 36,4 GB disks, a CDROM unit and AIX 5L™ operating system.

About Bull
Bull is an international IT group that specializes in designing, developing and implementing secure IT infrastructures.
Bull is dedicated to helping customers transform their processes and infrastructures in order to take full advantage of information technology to drive their market growth.
To reach this objective, Bull provides a complete offer that includes not only IT services, from consulting to systems integration and outsourcing but also the design and development of infrastructure solutions, with particular emphasis on servers, storage and secure management software.

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

Bull partners with Sofres polling institute and TF1 television
for the French Presidential and Parliamentary elections

Paris, April 17, 2002 --Bull announces today that it will team up with Sofres - the leading French polling institute - and TF1 - the top French TV channel - for the live coverage of the four evenings of the French Presidential and parliamentary elections in April, May and June 2002. This partnership includes special programs that will be broadcast live on TFI, LCI - a major French TV news channel - and RTL, a leading radio network in France.

As an IT services provider, Bull is recognized for its secure infrastructure solutions and its technological expertise in the field of elections. In this domain, Bull regularly provides the technical support to guarantee optimum processing of results for the French Ministry of the Interior. Bull also provides in Belgium the equipment for electronic voting, the preferred solution chosen to date by 43% of Belgian voters.

Within the new Group Bull dynamic initiated by its President, Pierre Bonelli, this partnership demonstrates the strong presence and expertise of Bull in the French IT market.

.

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

04 APR -9 AM 7:21

Bull Italia participates to the Microsoft Initiative
e-Government .NET for Italy

The agreement between Bull Italia and Microsoft includes, beyond the immediate availability of solutions for the realization of portals which offer integrated web services for citizens and enterprises, several synergetic actions in the public sector to start e-Government projects in a very short time

Rome, April 17, 2002 - Bull Italia and Microsoft have signed a partnership to develop projects based on the Microsoft .NET platform and on Bull expertise, both in the technological area and in the Public Administration sector. The agreement includes also several marketing and demand generation synergetic actions, a team entirely dedicated to the development of e-Government projects and the special access, even though not exclusive, to Microsoft technologies and services.

Bull, thanks to his experience as technological partner in the Electronic Identity Card project of the Ministry of the Interior, for which the company conceived and realized the architecture of the Issuing Circuit Security System (SSCE), which enables the delivery of the document, has developed the solution "The Portal for Citizens and Enterprises", based on Microsoft .NET platform.

"Microsoft has always been a strategic partner for Bull - as Daniel Lanaro, Market Director for Italy and Greece, Bull South Europe, stated - both for a technological support and consultancy. The synergy between the two companies has proved to be particularly precious in the development of the portal, a solution based on Microsoft. Net technological platform which responds to the need of bringing citizens and enterprises close to the Public Administration. With this new partnership, we want to develop a more competitive and integrated offer for the central and peripheric structure of the Public Administration".

"The solution developed by Bull in conjunction with Microsoft technological support is an important instrument to achieve one of the principal objects of the e-Government Action Plan, such as the supply of integrated services to citizens and enterprises through the web", as Carlo Iantorno, Enterprise Marketing Manager Microsoft Italia, stated. "This solution, which satisfies security standards and portals certifications, enables Public Administration to supply services, guaranteeing the best levels of e-security".

Bull is an international IT group with customers in almost 100 countries. In 2001, the company had a turnover of 2,5 billion euros. Bull is focused on servers, secure infrastructures and services, from consulting to systems integration and outsourcing. Bull is dedicated to helping customers transform their processes and infrastructures in order to take full advantage of information technology to drive their market growth. Bull has gained strong recognition in the major economic sectors, such as the public sector, telecommunications, finance and manufacturing. More information: http://www.bull.com, http://www.bull.it

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

04 APR -9 AM 7:21

Infrastructure reliability tops finance sector wish-list

Bull research shows companies put stability ahead of price

10/05/2002 - The dependability of equipment is the number one concern when
selecting an IT infrastructure supplier. This is according to 97% of companies in the financial sector.
A survey by Bull UK & Ireland, based on 127 IT managers, directors and e-business managers input, revealed that price is no longer top of the agenda when it comes to sourcing IT equipment. Respondents are now more concerned by the prospect of downtime, and the damage that it could do to their business.

"Up until now, price has always been the over-riding concern of companies looking to replace hardware," said Mike Dunk, CEO of Bull UK & Ireland. "These results show that people are becoming more aware of the costs associated with equipment
failure and how much it can add to the price of ownership."

Price was rated as very important by 61% of the respondents making it the third largest issue overall. Performance guarantees were considered vital by 62% of those surveyed.

"Companies in the financial sector process millions of pounds worth of business every minute," added Dunk. "More and more of their core systems are being automated, which means that a network failure is becoming more and more expensive. If a server falls over or an e-commerce Web site crashes, the costs in terms of lost business averages at between $5.6 million to $7.3 million."
Source: Dataquest

The research also revealed that the integration of legacy systems with new equipment is still a problem for many large enterprises. 55% of companies with over 50 servers see the ability to integrate the old with the new as key to their choice of supplier.

"Again we see economic conditions having a significant impact on the decisions made around IT infrastructure. Companies can no longer afford to replace systems at will and are having to change the infrastructure bit by bit. This means that ability to integrate is key when selecting both vendor and technology," concluded Dunk.

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75

+33 (0) 6 84 95 26 21

BULL : Revenue First Quarter 2002

Louveciennes, France, 14 May 2002 -- Bull has announced consolidated revenue of 362.4 million euros for the first quarter 2002, versus 408.4 million euros for the first quarter 2001, and -11.2% compared to recast at the 2002 business perimeter*.

Within the context of an overall downturn in the information technology market, this result is in line with Bull's turnaround plan presented to the Board of directors on 14th March 2002. This plan reaffirms the continuity of Bull's portfolio of activities, with special focus around delivering secure IT infrastructures. It includes drastic reductions in structural costs in the first half of 2002, in order to achieve breakeven in operating margin in the second half of 2002.

---

* The revenue recast at 2002 business perimeter mainly includes disposals of part of the IT services activities in Europe, of the smart cards activity in China, as well as the subsidiaries PSI in India and Bull KK in Japan.

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

Bull Evidian's AccessMaster security software wins
"Best Access Control Solution" worldwide award

04 MAR -9 AM 7:21

Based on Votes From an Independent Group of 167 International IT and Information Security Professionals, the Largest Magazine in Information Security Awards Bull Evidian's AccessMaster "Best Access Control Solution"

Paris, May 15, 2002: Bull Evidian, the secure e-business management software unit of Bull, announced today that its AccessMaster SSO (Single Sign-On) enterprise security software was awarded "Best Access Control Solution" by SC Magazine - the largest information security magazine today - at the publication's SC Awards 2002 ceremony held recently in London.

The SC Magazine Awards, now in their sixth year, are the principal security awards in the industry. This year's Awards program attracted 650 nominees from 400 vendors in 22 categories. The "Best Access Control Solution" category was voted for by The Academy, a group of 167 IT and information security professionals who make recommendations to SC Magazine's panel of judges based on their in-depth understanding of the needs of corporate organizations.

AccessMaster fought off competition from other finalists Computer Associates, RSA Security and Passlogix to take the top award in this category for the third consecutive year. Also submitting in this category were Baltimore, CheckPoint, Oblix, Passgo, Novell and Vasco, among many others. The award is the third overall for Bull Evidian from SC Magazine since 1999, and the seventh award from a major IT publication in as many years.

AccessMaster is Bull Evidian's IT infrastructure security management software. It enables organizations to implement a total business-wide end-to-end security policy. AccessMaster SSO allows users to access multiple enterprise and Web applications with one log-in and one password. This simplifies administrative tasks while improving user convenience and overall application security. The result is fast, simple and secure access to enterprise and e-business applications. Representative AccessMaster customers include, EADS (the European Aerospace and Defense company), CNAM (the French health system), the Norwegian Police, Seat-Tin.it (a leading Italian multimedia company), Barmenia (a leading German insurance company) and Northern Ireland Government, among many other companies.

"SC Magazine Award winners like Bull Evidian can be extremely proud of their accomplishments," said Paul Robinson, Editor-in-Chief of SC Magazine. "Academy winners are chosen based on careful scrutiny by highly knowledgeable IT security professionals. This is not a popularity contest, as is sometimes the case in other product award programs."

About SC Magazine
SC Magazine (formerly Secure Computing) is the largest information security magazine in the world and has been in print for over 11 years. Published monthly, it has a global circulation of over 100,000 and is in fact read by many thousands

more. As the definitive source of information on security threats and solutions, SC Magazine is internationally recognized for its outstanding technical reviews and its comprehensive coverage of the information security marketplace.

About Bull Evidian
Bull Evidian is Bull's secure e-business management software unit. With a reputation resulting from the confidence of some of the largest European enterprises and government organizations, Bull Evidian is a leading player in security software, with AccessMaster for access control and management, PortalXpert for web and portal access control, the NetWall firewall, and SafeKit load balancing and failover software. Bull Evidian is also an important player in service management, with its OpenMaster and OpenMaster for Telecom software suites.

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

Bull demonstrates its advanced 16-way Intel®Itanium® 2-based server prototype at the Intel Developer Forum

04 FEB -9 AM 7:21

Bull is at the forefront of investment in the Intel Itanium Processor Family

Munich, May 28 2002 - With today's announcement of its participation as gold sponsor of the Intel Developer Forum, Bull demonstrates its strong commitment to invest in very demanding enterprise application environments on the Intel® Itanium® Processor Family.

Bull, through its long-established and recognized know-how in building enterprise open systems and mainframes, has focused its R&D investments to enable innovative enterprise-class Intel Itanium Processor Family servers. The resulting technology will contribute to reinforce Bull's product range, as well as its position as a key Intel® Itanium® based server supplier. These investments have given Bull a leading edge in the mastering of complex IT infrastructures which are the cornerstone of its development strategy.

Initiated in 1998, the Bull FAME strategic programme (**F**lexible **A**rchitecture for **M**ultiple **E**nvironments) reflects Bull's vision that enterprise systems will eventually use volume and standard technologies, supporting open operating systems such as Microsoft® Windows .NET server, Linux as well as Bull operating system (GCOS). This far-ranging R&D program is being run in close co-operation between Bull and Intel.

Competitiveness of Bull's forthcoming Itanium 2-based servers will proceed from this innovative architecture, based on the maximum usage of standard components, providing very high flexibility and scalability, in conjunction with unique maintenance and partitioning features. Those systems will be brought to market through aggressive time-to-market strategies.

Bull's objective is to complement and enhance its family of enterprise servers and address new market segments. Upon Intel's introduction of the Intel Itanium 2 processor, Bull's customers will be able to benefit from this program and progressively choose from a large range of Intel Itanium 2-based SMP servers and solutions that meet their requirements applicable to High Performance Computing, Data Warehouse, Enterprise Management and e-Business thus guarantying high level of **R**eliability, **A**vailability and **S**erviceability.

To support this statement, Bull demonstrates at Intel Developer Forum during the keynote speech of Mr. Mike Fister, Senior Vice-President & General Manager, Enterprise Platforms Group, Intel Corp, a 16-way Itanium 2 -based SMP server. The demonstration will enable the visualization of the power of this system thanks to the POV-Ray algorithm, well known in High Performance Computing. This prototype pre-announces a full range of enterprise servers based on the forthcoming Intel Itanium2 processor.

"The Itanium 2 processor is designed for scalability and reliability, enabling system manufacturers like Bull to build enterprise-class servers using standards-based

building blocks. In today's 16-way prototype demonstration, Bull is delivering on the high-end promise of this processor family. As Itanium 2-based system availability begins mid-year and grows throughout 2002, IT users will have an increasing choice of high-end platforms based on the Itanium processor family." said Mike Fister.

"We take pride in our ongoing relationship with Intel, since 1998. Bull's engineers work in close collaboration with those of Intel labs to design and develop platforms and infrastructure solutions in line with tomorrow's large servers requirements. In this collaboration, Bull brings its recognised savoir-faire in scalability, reliability and openness" said Michel Guillemet, Chief Technical Officer, R&D of Bull.

About Bull:
Bull is an international IT group that specialises in designing, developing and implementing secure IT infrastructures. Bull is dedicated to helping customers transform their processes and infrastructures in order to take full advantage of information technology to drive their market growth.
To reach this objective, Bull provides a complete offer that includes not only IT services, from consulting to systems integration and outsourcing but also the design and development of infrastructure solutions, with particular emphasis on servers, storage and secure management software. Bull has gained strong recognition in the major economic sectors, such as, the public sector, finance, industry and telecommunications.

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

Bull announces DPS 9000/TA200 : Power and openness to serve innovation

Bull's open approach ensures a bright future for GCOS8 family of servers



See

Download DPS9000/TA200 brochure :

English version (pdf 394kb)

French version (pdf 376ko)

Paris, June 11 : Bull today announced a new range of enterprise servers, DPS 9000/TA200 designed to provide customers with an easy co-operation with the open world, while offering more power and openness with the reliability and robustness that characterise mainframes.

The introduction of Bull DPS 9000/TA200 servers, based on the CMOS technology designed by Bull, marks a new chapter in enterprise-class computing and establishes a solid foundation to deliver the performance, innovation and price, essential to business.

With the announcement of Bull DPS 9000/TA200, Bull now offers an access to a wide range of performance capabilities for customers who require increased power to run their large legacy applications, while taking advantage of the latest developments in the open world and its standard applications.

By clearly orienting the Bull DPS 9000/TA200 range to the open world, Bull makes a firm commitment to its large customers: to protect their GCOS legacy applications while offering still more power and openness

"With this new generation of Bull DPS 9000 servers, and the next generation of large Intel®-based DPS 9000 servers which are under development under the "FAME" program and which will allow GCOS8 applications to run on the most powerful Intel® processors, Bull ensures a bright future for GCOS8 family of servers with an open and cost-effective environment" said Michel Guillemet, Bull Chief Technical Officer .

Performance, openness, investment protection:

The Bull DPS 9000/TA200 systems represent a new step in the implementation of the Twin Architecture™ concept allowing more input/output and telecommunications power more interoperability and database access. The central system uses the latest technologies with innovative design concepts. Its processors uses advanced 0.12 micron CMOS on copper technology; three separate buses for CPU, I/O and memory and 16MB of shared cache providing a large bandwidth and high throughput. A service processor including a built-in Web browser provides to Systems Managers an access to the GCOS system from anywhere in the world.

By integrating tightly coupled dedicated Unix processors, the Bull DPS 9000/TA200 systems allows GCOS8 applications to access directly and rapidly to Oracle databases and storage networks as well as to co-operate with e-business applications or with other proprietary applications.

The Bull DPS 9000/TA200 range of dedicated Unix processors includes:

- IOSP, an Input/output processor that offers enhanced connectivity and performance leading to a greater safety and shorter batch windows,
- DBSP, a Database Server Processor that, together with associated software, enables integration Oracle DBMS native functionalities with enhanced performance.
- GNSP, a GCOS Network Server Processor designed to support TCP/IP as

standard, has quadrupled access ports while offering five times as many transactions per second

- eBSP, a dedicated processor for e-business applications that guarantees both high performance and secure link ensuring co-operation between the new e-business transactional applications and the GCOS 8 production applications and data.

Availability and Pricing

First shipment of the Bull DPS 9000/TA200 system is scheduled for September 2002 with an entry price at 250 000 Euros .

Press Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21

Bull Evidian introduces Netwall 6.1, enforcing policy-based network security management



New NetWall 6.1 firewall and VPN software enforces Internet security with extended VPN capabilities, single sign-on, finer stateful filtering and increased high availability.

See

- NetWall overview
- Netwall brochure

Paris, June 21, 2002: Bull Evidian, the secure management software entity of Bull, today announced Release 6.1 of NetWall, its firewall and VPN software. Extending NetWall's powerful internet security management capabilities with increased VPN, traffic filtering, single sign-on and high availability features, the new release will help corporations secure intranet, extranet and Internet connectivity in a highly secure and manageable way. The new release notably extends NetWall's VPN (virtual private network) software to manage thousands of remote user connections. With generic authentication based on password or PKI, it will also offer users single sign-on for all their network connections.

New VPN client, SSO, increased security and high availability features

Highlights of NetWall's 6.1 enhancements include:

· **Standard IPSEC VPN client** - enables the establishment of fully secure communications with thousands of remote users and business partners. Supporting IKE and the broadest offer in terms of encryption algorithms (DES, 3DES, Blowfish, CAST128, Twofish, AES), NetWall's high-end client-to-site tunneling complements NetWall's site-to-site-VPN software to offer communications integrity and privacy with individual users.
· **Single sign-on, based on login/password or PKI** - once authenticated by NetWall (generic authentication), the user benefits from single sign-on for all other connections, whatever the applications used. In addition, NetWall 6.1 adds support of X509 certificates (PKI) authentication to previously supported authentication technologies (login/password, Radius, secureID).
· **Increased stateful filtering protection** - enforces security by allowing dynamic stateful filtering of applications using multiple connection ports, such as SQL*Net.
· **Hot-plug reconfiguration** - enables 24x7 network protection by allowing dynamic reconfiguration of the firewall rules without interrupting traffic filtering.

A powerful answer to network security complexity

In contrast with other firewalls on the market, for which setting up security for hundreds of connections leads to exponential complexity, NetWall offers corporations a means to set up uncompromising security at low total cost of ownership. Through a unique business-oriented, graphical management interface, NetWall allows security officers to express their policy by partitioning the extended organization into zones of confidence (for example, by division, department, user group : marketing, R&D, finance, partner,...), that determine specific connection privileges. NetWall's centralized console then automatically converts these business-oriented policies into the specific rules needed for each firewall, and securely deploys the configurations and VPNs to these devices. This unique approach reduces complexity, enhances security consistency, and spares security officers from repetitive, time-consuming management tasks.

Availability and pricing
NetWall 6.1 is available immediately on Solaris 8, AIX and Windows 2000. The centralized management console is available on Windows XP, NT and 2000. Examples of NetWall prices range from 1,500 Euros , for 25-user IP protection, up to 28,000 Euros for a multi-level control firewall with unlimited address protection. A typical price of the NetWall administration console would be 6500

Euros for managing 5 firewalls and VPN devices.

About Bull Evidian

Bull Evidian is Bull's secure e-business management software unit. With a reputation resulting from the confidence of some of the largest European enterprises and government organizations, Bull Evidian is a leading player in security software, with AccessMaster for access control and management, PortalXpert for web and portal access control with secure single sign-on, the NetWall firewall, and SafeKit load balancing and failover software. Bull Evidian is also an important player in service management, with its OpenMaster and OpenMaster for Telecom software suites.

Press contact :
Marie-Claude Bessis
Tel : 33 (0)1 39 66 57 75 / 06 84 95 26 21
Marie-claude.bessis@bull.net

Bull wins a € 1.6 million contract from the Portuguese Interior Ministry for automatic on-the-spot payment of traffic fines



Louveciennes, 24 June 2002: The General Transport Department at the Portuguese Interior Ministry has chosen Bull to design, develop and deploy the new embedded computer system for the "Brigada de Transito", the Portuguese gendarmerie.

This step, which is required for modernisation of traffic fine processing, aims to equip the Portuguese gendarmerie's fleet with GSM payment terminals to enable the officers:

· to consult the Ministry's vehicle and driver database in real time,

· to receive on-the-spot payment of fines by immediate debiting of credit cards.

This project comprises a number of consulting services, technical studies, deployment of remote-payment and automatic payment applications as well as development of the system for accessing the Ministry's database.

The solution proposed by Bull is based on products from TMN, a mobile telecommunications operator, for the link between the terminals and remote-payment centres, and the UNICRE on-the-spot credit card payment service. It is operational on two clustered Escala PL 220R servers.

Press contact:
Marie-Claude bessis
Tel : 33 (0)1 39 66 57 75 - 33 (0)6 84 95 26 21
Marie-claude.bessis@bull.net

BULL EVIDIAN INTRODUCES OPENMASTER 6.0e, DELIVERING CUSTOMIZABLE, SCALABLE SERVICE IMPACT MANAGEMENT



Paris, July 3, 2002: Bull Evidian, the secure management software entity of Bull today announced Release 6.0e of its OpenMaster software suite, delivering a step forward in service management for complex telecom and enterprise environments.

Extending OpenMaster's powerful business centric service management capabilities with new customizability, scalability and interoperability features, the new release will enable corporations and service providers to set up robust and customized SLM (Service Level Management) solutions for their network and IT infrastructures, even in the most heterogeneous, multi-service, multi-technology environments. It will notably allow finer service management customization through extended service impact analysis and toolkits, enabling OEMs and integrators to build even more easily dedicated solutions for any environment.

Increased customizability, interoperability and scalability.

Extending OpenMaster's powerful breadth of capabilities, Release 6.0e will provide:

- **Fully customizable service impact management** - OpenMaster's event correlation engine has been extended to analyze events from any source and dynamically anticipate impact on any kind of user defined service objects. In the telecom field, it will also automatically notify other OSS (Operations Support System) applications of any service object creation/modification through JMS messages. As a result, for example, it will be possible to configure OpenMaster to dynamically correlate the failure of a component (router, server, application, etc.,) with all impacted services and customers - connecting to the customer services database - and to automatically initiate corrective actions: alert administrators, initiate actions towards configuration applications, automate warning to customers through CRM application...Unique in the industry !
- **Increased interoperability, scalability and security** - Extending its broad range of mediation capabilities (SNMP, CMIP, CIM...), OpenMaster now fully supports SNMP v3 with its standard USM security features, as well as the whole range of PatrolTM agents. OpenMaster scalability will also be increased with the possibility to split correlation tasks between several expert systems on the same or different servers, to handle high alarm traffic. As a result, OpenMaster will jointly offer the support of the broadest range of agents with its integrated operation management of network and IT components related to business services.
- Extended customization toolkits - Enhanced toolkit with Java APIs will ease the development of applications based on OpenMaster's fault management and event correlation capabilities, with a powerful rule-based engine and the possibility to link objects with any user defined classes. As a result, OEMs and integrators will be able to streamline the development, customization and deployment of new services management capabilities for their clients and in their new-generation products

A comprehensive service assurance solution for customer-centric management of telecom OSS and IT environments.

Unlike most traditional management solutions, that handle management primarily at the component level - such as networks, servers, databases and applications - OpenMaster differentiates in that it provides operators with an inter-domain management capability, with intelligent correlation of all resources related to defined business services. This makes it possible to determine very quickly what services are related to the infrastructure problems and what the service level agreement (SLA) cost impact will be for affected users or customers.

As a result, OpenMaster 6.0e will help telecom players, enterprise IT, ASPs and MSPs to achieve compliance with their business service level commitments even in the most complex, multi-service, multi-technology environments, thereby gaining rapid ROI, reducing overheads, lowering SLA penalties, gaining new customers through better service and improving existing customer loyalty.

A new software release with a customer-proven success record
OpenMaster and OpenMaster for Telecom - which adds specialized telecom applications to the core OpenMaster suite - are used by major service providers, equipment manufacturers and enterprises worldwide. Customers include, among many others, CNAM, Deutsche Telekom T-Mobil, DFS (German air control), EADS, Ericsson, France Telecom, Legrand, Lockheed Martin, Matra Nortel, Motorola, Telia and Thales. A robust framework for service management, OpenMaster is also an essential component of Evidian's security software solutions, enabling notably network security supervision and monitoring.

Availability and pricing
OpenMaster Release 6.0e will be available in the third quarter 2002 on Evidian's reference platforms: Sun Solaris, IBM AIX and Microsoft Windows 2000. Pricing for the enterprise SLM suite starts at € 34,910 for management of an ERP application, for example, running one database, 10 servers and up to 100 network components. OpenMaster for Telecom pricing starts at € 58,000 for the fault management configuration with role based management

About Bull Evidian
Bull Evidian is Bull's secure e-business management software unit. With a reputation resulting from the confidence of some of the largest European enterprises and government organizations, Bull Evidian is an important player in service management, with its OpenMaster and OpenMaster for Telecom software suites. Bull Evidian is also a leading player in security software, with AccessMaster for access control and management, PortalXpert for web and portal access control, the NetWall firewall, and SafeKit load balancing and failover software.

Press contact:
Marie-Claude bessis
Tel : 33 (0)1 39 66 57 75 - 33 (0)6 84 95 26 21
Marie-claude.bessis@bull.net

Bull commits to the Intel Itanium® processor family



Bull announces its adoption of Intel® Itanium® 2 processor and Intel® E8870 chipset for the development of its next generation of SMP servers

Paris, July 8th, 2002 - Bull confirms its strong commitment to the Intel® Itanium® Processor Family and notably to the Itanium® 2 processor and its E8870 chipset announced today by Intel.

Following Bull's demonstration of its 16 way Itanium® 2-based server prototype at the Intel Developer Forum in Munich, in May 2002, Bull will introduce a line of high end SMP open servers based on the Intel® Itanium® 2 processor, in the course of the second half of 2002 and in 2003.

Conducted within the Bull FAME Program (Flexible Architecture for Multiple Environments) launched in 1998, these developments build on the vision that standard technologies will increasingly enable to support large-scale, mission critical IT infrastructures, fulfilling customers' most demanding expectations in terms of flexibility, scalability and robustness . These standards-based high end platforms will provide customers with immediate benefits in terms of better price /performance and significant optimization of the cost of ownership of their IT infrastructure.

Bull has selected the Intel® Itanium® 2 processor and the E8870 chipset as the core components of its future generation of open servers being developed using the FAME architecture. On top of these components, Bull has designed innovative technologies that will provide unique scalability, maintenance and partitioning features, as well as reliable, available and serviceable features. Servers will have the ability to operate simultaneously multiple environments on one single system and to dynamically adapt the resources for each application through real time partitioning features.

These next generation servers will support open operating systems such as Microsoft® Windows® .NET and Linux, as well as Bull operating systems (GCOS7 and GCOS 8) in the near future. Bull will leverage its know-how in enterprise-class Windows solutions (Windows Datacenter, High Availability, Fault Tolerance, Server-Based Computing, etc...) to enable large solutions involving Microsoft® SQL Server 64 bit and the .NET framework. Bull will also capitalize on its participation to Open Source initiatives, such as the Atlas project, to bring to market high-end Linux-based infrastructures with improved reliability and manageability.

The FAME program will bring new customers opportunities in the domain of High Performance Computing applications, Data Warehouse as well as Enterprise Management and e-Business applications.

This program puts Bull at the forefront of investments in the Intel® Itanium® Processor Family, giving Bull a leading edge in the mastering of powerful IT infrastructures, which are the cornerstone of its development strategy.

About Bull

Bull is an international group that specializes in designing, developing, and implementing secure IT infrastructures.
Bull is dedicated to helping customers transform their processes and infrastructures in order to take full advantage of information technology to drive their market growth. Bull provides a complete offer that includes not only IT services, from consulting to systems integration and outsourcing, but also the design and development of infrastructure solutions, with particular emphasis on servers, storage and secure management software.

Bull has gained strong recognition in the major business areas, including the public sector, finance, manufacturing and telecommunications.

Press contact:
Marie-Claude bessis
Tel : 33 (0)1 39 66 57 75 - 33 (0)6 84 95 26 21
Marie-claude.bessis@bull.net

Patrick Semtob is appointed Human Resources Director of Bull Group



Paris, July 15 2002 : Patrick Semtob is appointed Human Resources Director of Bull Group and becomes a member of the Executive Committee.

Patrick Semtob, 51, holds a master in human resources management completed with training in the US, UK and Asia.

He started his career in 1976 as head of Personnel within Group Siplast. Patrick Semtob was then appointed as Human Resources Director of Schlumberger's international space and aeronautic division (1980 - 1986), before joining Bull as Human Resources Director of Bull Systems and then Bull Europe.

Beginning 1994, he became Human Resources Director of Matra Marconi Space Groupe (Astrium) to lead the integration of Matra, GEC Marconi and BAe teams. During this time Matra Marconi Space doubled in size.

Between 1998 and 2001, he was Vice-President Human Resources of Sema Group and highly contributed to its world-wide positioning before joining Steria Group as Human Resources Director

Press contact :
Marie-Claude Bessis
Tel : 01 39 66 57 75
Marie-claude.bessis@bull.net

1st half 2002 results : Bull achieves objectives of the first step of its turnaround plan



Paris, 25th July 2002: The Board of Directors of Bull met on 25th July to examine the financial statements for the first half of 2002 and to review the situation of the company.

The three steps of the turnaround plan

On 14 March 2002, the Board of Directors of Bull approved a three-step turnaround plan as submitted by Pierre Bonelli, Chairman and CEO of Bull, upon his evaluation of the company's situation.
The objective of the first step was to establish in the 1st half of 2002 the necessary conditions for the turnaround of the company, in particular the headcount reduction of 1,500 people, of which 1,200 in France, a 50% reduction in structural costs (SG&A), as well as building a new organisation and defining a strategy for the five coming years. The French State has agreed to grant a rescue aid of 350 M€ to enable Bull to continue to operate during this period of time, which came in addition of 100 M€ already granted at the end of 2001.

With the second step, in the second half of 2002, through the conjunction of these elements, Bull will achieve breakeven in operating margin .

After reaching breakeven, Bull will proceed to the third step of its plan, which is to recapitalise the company in 2003. The first objective of this recapitalisation being to reimburse the aid of 450 M€ granted by the French State in the first half of 2002, while self-financing its own growth.

1st half year results in line with the turnaround plan objectives

The 1st half year results are in line with the objectives of the turnaround plan. The headcount reduction plan took place as planned with the departure of 2100 employees. It was achieved in France within the framework of a collective agreement with personnel representatives through voluntary departures and company pre-retirement programs and is being continued outside France according to local requirements and regulations.

This plan has allowed reduction in structural cost, bringing distribution and administration costs down to 18% of group revenue, compared to 25% in 2001.

The group recorded revenue of 780 M€, and gross margin of 170 M€, representing 22% of the turnover. R&D expenses have reached 30.5 M€, representing 4% of the turnover.
These results have been achieved, in spite of a very difficult economic environment and the uncertainty about Bull's future, pending the completion of the turnaround plan.
The performance of the Servers activity was satisfactory, and the IT Services in France and Evidian are now profitable.

Earnings before taxes, interest and exceptional items are -151 M€, including 142 M€ of personnel and non salary costs which will no longer apply after 30th June 2002.
The net result for the 1st half 2002 is a loss of 524,2 M€ after taxes, interests and exceptional items such as redundancy costs (225 M€) and items related to the extensive review of all company commitments and liabilities which have been accrued in its balance sheet (148 M€).

Objectives for the 2nd half 2002
Taking into account the achievements of the first half, in particular the costs reduction and orders backlog, Bull expects, despite a difficult economic environment, to achieve in the second half revenue of 730 M€ and to break-even at EBIT level. Bull doesn't plan to accrue for exceptional charges in second half considering that its balance sheet extensively reflects the company commitments and liabilities.

Strategy
Bull's strategy, was defined during the first half of the year. It consists of taking full advantage of Bull's recognised technological expertise within a unified organisation in order to strongly position the company in the area of high end servers and heterogeneous systems infrastructures.

In the area of servers, Bull will ensure its GCOS customers the continuity of their applications, the power increase and the openness to new applications they need, in particular through the Olympus2 servers line announced in June 2002. In addition, the new generation of Bull Itanium© 2-based servers will support both GCOS and open operating systems.
Furthermore, Bull is also developing a complete Intel-based range of servers supporting both Linux and Microsoft© Windows environments.

These ranges of servers are targeting selected market sectors, in particular Defence, Public sector, Telecommunications, in conjunction with systems integration, infrastructure optimisation consulting, and outsourcing offerings that will be in line with the best profitability standards of the leading market players.

Bull's products and IT services will benefit from the fast growth of the new open markets, that are being opened up by technology breakthroughs such as Itanium©2 in the area of servers, web services, open source technologies for network solutions and security.

Future development plan
The Profitability provided by the servers activities and rigorous professional management of IT services will enable Bull to finance its investments for growth, and also to ensure improved operational performance and lead to a positive net result for 2003 onwards.
Bull's ambition is to become again a major player in the European and international markets through a targeted and competitive offer, taking full advantage of the best technologies. Bull will then offer its customers the necessary optimisation between systems integration services and the corresponding servers infrastructure.

Conclusion
Backed up by the successful 2002 turnaround plan, a clear and focused strategy, a coherent and unified organisation, Bull can now take the place it deserves in the Information Technology world, consistent with its domains of expertise and the talents of its teams.

Press Contact :
Marie-Claude Bessis
Tel : +33 1 39 66 57 75
Mobile : +33 6 84 95 26 21
marie-claude.bessis@bull.net

Bull crosses new horizons in the development of software aimed at strengthening Linux



Bull strengthens Open Source applications running on Itanium® 2-based servers

INTEL DEVELOPER FORUM, SAN JOSE, Calif., Sept., 9, 2002 - In front of a group of specialists at the Intel Developer Forum in San Jose, Bull presented its latest developments aiming to strengthen the application environment running Intel® Itanium® 2 processor-based servers.

Bull makes these developments in the framework of the Open Source Atlas project, whose aim is to enrich the Linux kernel in the areas of exploitation and reliability on Itanium 2-based servers. Bull, among others leaders of the market, is an active contributor to the Open Source project.

Building on its strengths in the Open Systems and GCOS mainframe domain, Bull participates in the Atlas Project to develop "Machine Check Architecture (MCA) Handling / Recovery" and notably to provide GNU / Linux on Itanium 2-based "mainframe class" servers.

The main objective of these developments is to collect, isolate and process errors coming from applications to avoid them being propagated to other applications of the system itself.

Leaning on a team of high level engineers, regrouping operating system, hardware and PC software specialists, the solution developed by Bull will allow a single framework to take into account a large number of different situations while adapting to demands coming from applications or specific equipment.

These developments naturally integrate in the strategic program FAME (Flexible Architecture for Multiple Environments) whose main objective is to provide a range of Mainframe Class - Multi-OS servers based on Intel Itanium 2 processors. These servers will support, at the same time, Microsoft® Windows®.NET, Linux as well as the Bull mainframe operating systems, GCOS7 and GCOS8.

"Developments made in the framework of the Atlas program will allow users to take advantage of the extremely reliable environments of the Intel Itanium 2 processors running under Linux and Open Systems. With its strong competence in hardware as well as software, Bull is particularly proud to be in the forefront of these developments." said Michel Guillemet, Bull Chief Technology Officer.

"The innovative Machine Check Architecture of the Itanium processor family makes it uniquely qualified for deployment in business-critical environments," said Lisa Hambrick, director of enterprise processor marketing, Intel Enterprise Platform Group. "Through the Atlas program, Bull is applying its extensive experience in developing large systems and building on the open framework of the Itanium processor Machine Check Architecture to deliver mainframe-class reliability in Itanium 2-based enterprise solutions."

Concerning Atlas
Information is available at: http://sourceforge.net
You can find information on MCA at: http://mca-recovery.sourceforge.net

About Bull:
Bull is an international IT group that specialises in designing, developing and implementing secure IT infrastructures.
Bull is dedicated to helping customers transform their processes and

infrastructures in order to take full advantage of information technology to drive their market growth.
To reach this objective, Bull provides a complete offer that includes not only IT services, from consulting to systems integration and outsourcing but also the design and development of infrastructure solutions, with particular emphasis on servers, storage and secure management software. Bull has gained strong recognition in the major economic sectors, such as, the public sector, finance, industry and telecommunications.

Contact:
Marie-Claude Bessis
Director Corporate & Financial Communication
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70
E-mail: marie-claude.bessis@bull.net

Bull adopts Intel® Itanium® 2-based design as part of its core server offering



Bull confirms strategic server direction and long-term co-operation with Intel

INTEL DEVELOPER FORUM, SAN JOSE, Calif., September 9, 2002 - Bull announced today at the Intel Developer Forum in San Jose a new important step in its strategy to develop a complete portfolio of Intel® Itanium® 2-based systems, with the planned adoption of the Intel Server Platform SR870BN4platform as part of its core product offering.

The Intel SR870BN4, a 4-way capable server platform based on the Intel Itanium 2 processor, will be included in the Bull product offer. Products are expected to be available in the fourth quarter of this year. Early shipments of Bull 4-way Itanium 2 servers are already under way at several leading-edge customer sites.

"Our customers have been expecting the time when demanding enterprise workloads can be fully supported on high-volume, standard technologies. With the commercial availability of the Intel Itanium 2 processor, and our customers will benefit from the low cost of ownership of such technologies combined with their breakthrough performance and scalability", said Michel Guillemet , Chief Technical Officer of Bull.

Today's announcement is another step in Bull's commitment to the Intel Itanium processor family, and a key element of Bull's business and technology co-operation with Intel. Earlier this year, Bull has announced its strategic support of the Intel Itanium 2 processor, to be utilized on the Windows .NET and Linux operating systems, as well as on Bull's GCOS mainframe servers. Bull already presented at IDF Europe in Munich on May 28th a 16-way prototype derived from its FAME (Flexible Architecture for Multiple Environments) program, that will eventually result in the delivery of 8-way, 16-way and 32-way-capable Bull servers.

"Bull has a history of developing and servicing highly demanding enterprise servers, and with its introduction of servers based on the Itanium 2 processor, it is bringing even greater performance, reliability and scalability into its core offering," said Richard Dracott, group marketing director, Intel Enterprise Platforms Group.

As the Intel server platform SR870BN4 is based on the Intel E8870 chipset, also selected by Bull to create large-scale servers under the FAME program. Customers can expect to benefit from a very coherent product line, with all of its components based on the same building blocks, further ensuring the lowest TCO.

Bull's 4-way servers based on the Intel Itanium 2 processor will be available in a variety of configurations, supporting all versions of the Intel Itanium 2 processor, with speeds of 900 Mhz and 1Ghz, L3 cache sizes of 1.5 MB and 3 MB, and memory from 512 MB up to 32 GB. With an optimized rack form factor of 4U, as many as 8 Bull 4-way servers may be stacked in a 36U cabinet. A cost-optimized packaging will also be available supporting a half-size 19U cabinet.

Initial markets for Bull 4-way servers will be in the areas of high-performance computing and Internet business applications such as portals and ERP/CRM implementations.

Bull will also provide a wide array of implementation, deployment and management services, to enable its customers to seamlessly create business services leveraging all the benefits of Bull's server platforms based on the Intel Itanium 2 processor. Migration services from other environments to Windows and Linux will also be provided. Such services will be backed by Bull's competence centers that have been involved for many years in enterprise-class deployments, specializing in performance optimization and high availability, as well as by Bull's Application Solution Centers, created to assist ISVs and software developers in the port and optimization of their applications on the Intel Itanium Processor Family.

About Bull:
Bull is an international IT group that specialises in designing, developing and implementing secure IT infrastructures.
Bull is dedicated to helping customers transform their processes and infrastructures in order to take full advantage of information technology to drive their market growth.
To reach this objective, Bull provides a complete offer that includes not only IT services, from consulting to systems integration and outsourcing but also the design and development of infrastructure solutions, with particular emphasis on servers, storage and secure management software. Bull has gained strong recognition in the major economic sectors, such as, the public sector, finance, industry and telecommunications.

Contact:
Marie-Claude Bessis
Director Corporate & Financial Communication
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70
E-mail: marie-claude.bessis@bull.net

ALSTOM technology CMF chooses Bull to set up unified web portal security to employees and partners



See

PortalXpert

Alstom technology CMF deploys Bull-Evidian PortalXpert to enable web access control and single sign-on for its intranet and extranet portal

Paris, September 19, 2002 - Today, Bull announced that its Bull-Evidian PortalXpert software has been chosen by ALSTOM Technology CMF (Center of Meudon) to secure its intranet and extranet online applications.

Share online services with all ALSTOM entities and subcontractors

ALSTOM technology CMF is dedicated to provide control and operation products - including processes and methodologies - to ALSTOM internal entities and external subcontractors all over the world. To better serve its users, ALSTOM technology CMF needed to set up a secure infrastructure to share its knowledge based applications online. These applications notably include an industrial development methodology document portal, an online helpdesk application with trouble ticketing and workflow, and web mail. In addition, ALSTOM technology CMF wanted to include calendar, time and travel expenses management applications to its portal.

To make these online services a success, ALSTOM technology CMF wanted to make them both secure and user friendly, with personalized access control and single sign-on. For rapid time to value, the web portal security solution had also to be 'plug and play', require no modification of the applications and the LDAP directory schema, and enable rapid deployment.

Bull's response: plug and play web access control and single sign-on

To meet these expectations, Bull proposed PortalXpert, a software providing a single point of management for web security. Acting as a gateway between users and web-enabled resources, PortalXpert keeps inconsistent security policies from being dispersed across heterogeneous web sites and applications. It provides all users - employees and partners - with personalized access to all the web applications and data they need, and offers single-sign-on, encryption and audit. Unlike other solutions on the market, which would have required specific developments for each application - PortalXpert provided a truly plug-and-play architecture. As a result, the ALSTOM Technology CMF web portal security was deployed "instantly", without requiring any change on existing applications and on the LDAP directory.

ALSTOM employees worldwide can now benefit from ALSTOM technology CMF expertise in methodology and data concerning their products. Partners and subcontractors can also securely share on-line ALSTOM technology CMF processes and product life-cycle.

"Thanks to its non-intrusive architecture, its LDAP plug-in to Lotus Notes and its easy-to-use access control management, we have been able to implement AccessMaster PortalXpert within three days, providing security and single sign-on for both IBM WebSphere, BEA Weblogic applications and Lotus Notes Domino web mail. Now, it allows us to manage securely access to our critical data and increase easily the number of portal users, whether employees and partners."

- *said Alain Durand, IT Manager at ALSTOM Technology CMF.*

About ALSTOM
ALSTOM is the global specialist in energy and transport infrastructure. ALSTOM serves the energy market through its activities in power generation and power transmission and distribution, and transport through its activities in rail and marine. The company design, supply and service a complete range of technologically advanced products and systems, and possess a unique expertise in systems integration and through-life maintenance and service. In year 2002, ALSTOM had annual sales in excess of €23 billion and employed more than 118,000 people in over 70 countries.

About Bull
Bull is an international IT group that specialises in designing, developing and implementing secure IT infrastructures.

Bull is dedicated to helping customers transform their processes and infrastructures in order to take full advantage of information technology to drive their market growth.
To reach this objective, Bull provides a complete offer that includes not only IT services, from consulting to systems integration and outsourcing but also the design and development of infrastructure solutions, with particular emphasis on servers, storage and secure management software.

Bull has gained strong recognition in the major economic sectors, such as, the public sector, finance, industry and telecommunications.

Contact :
Marie-Claude Bessis
Director Corporate & Financial Communication
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70
E-mail: marie-claude.bessis@bull.net

Bull Evidian Adds Ubizen Professional Services to its List of Web Security Resellers



Ubizen adds Bull Evidian's web access control, single sign-on and business continuity software to its portfolio of best-of-breed third party products

See

- PortalXpert
- SafeKit

Paris, September 19, 2002: Bull Evidian, the secure management software subsidiary of Bull, and Ubizen®, the principal provider of Managed Security Solutions for global businesses, today announced that Bull Evidian has added Ubizen to its list of web security resellers.

Ubizen will offer Bull Evidian's PortalXpert web security software and SafeKit business continuity software as part of their worldwide Ubizen Professional Services solutions. Ubizen customers in Europe, the US and Asia will, therefore, benefit from Bull Evidian's plug & play web access control, single sign-on, load balancing, failover and file replication software to centrally manage access and assure business continuity for all kinds of web applications across the extended enterprise.

Since 1997, Ubizen has been earning the trust of large global enterprises. Ubizen OnlineGuardian® managed services deliver proactive, worldwide, 24x7x365 services and include the management, monitoring and support of critical network and application-level security components, backed by rigorous Service Level Agreements (SLAs). Ubizen OnlineGuardian services support best-of-breed firewalls, network intrusion detection systems (NIDS) and virtual private networks (VPNs), and are scalable from one to thousands of devices. Ubizen also provides security **Professional Services**. With extensive security knowledge and technology, Ubizen helps organizations enhance their security posture, while reducing costs and freeing valuable IT resources to focus on other business.

Leveraging Bull Evidian's long-term award-winning expertise in security software, PortalXpert and SafeKit address among today's first concerns in web security : access complexity and service failures across the complete business chain, which result in decreased protection levels and lower productivity and business results. Providing a single point of management for access to applications and resources, PortalXpert offers universal, secure and instant web SSO, helping enterprise to build secure and productive B2E, B2B and B2C infrastructures, at low cost. SafeKit bundles uniquely simple and cost-effective load balancing, failover and file replication software that can be adapted to all kinds of applications. As a result, Safekit helps enterprises enable 24x7 availability, increased performance and disaster protection for their entire application chain.

"Our customers are looking for strong web security solutions to safely and rapidly take their businesses online and compete in the Net Economy," said Jan Verbeke, Ubizen EVP, Professional Services. "We chose Bull Evidian's software because of its capacity to offer instant access control, single sign-on and business continuity for the entire web business chain, with truly plug & play deployment. These solutions are an important added value to Ubizen's Professional Services portfolio and allow us to offer our clients even more complete, cost-effective security solutions and services."

More information about portalxpert and safekit (specsheet, white paper) are available at www.evidian.com/portalXpert.

About Ubizen

Ubizen is the principal provider of Managed Security Solutions for global businesses. Companies rely on Ubizen **OnlineGuardian®** services for outsourced management, monitoring and support of enterprise security devices 24x7x365. A **Professional Services** team complements Ubizen OnlineGuardian managed services by helping enterprises plan and implement vulnerability assessments, security policies and security infrastructures. Ubizen also protects Web servers against application-level attacks such as Nimda and Code Redwith **Ubizen DMZ/Shield™ Enterprise**. *Founded in 1995, Ubizen monitors 2000* security devices in over 35 countries worldwide. Ubizen (www.ubizen.com) is a public company with dual listings on Nasdaq Europe (UBIZ) and the Euronext (UBI) exchange.

About Bull Evidian

Evidian is Bull's secure e-business management software subsidiary. With a reputation resulting from the confidence of some of the largest European enterprises and government organizations, Bull Evidian is a leading player in security software, with AccessMaster for access control and management, PortalXpert for web and portal access control, the NetWall firewall, and SafeKit load balancing and failover software. Bull Evidian is also an important player in service management, with its OpenMaster and OpenMaster for Telecom software suites.
More information on Evidian and its products is available at www.evidian.com or via email at info@evidian.com. More information on Bull is available at www.bull.com.

Contact

Marie-Claude Bessis
Director Corporate & Financial Communication
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70
E-mail: marie-claude.bessis@bull.net

Bull strengthens its R&D contribution and launches professional support services for the ObjectWeb Open Source middleware initiative



Bull intensifies its R&D efforts contributing to Objectweb'sJOnAS, a powerful Open Source application server that experiences a growing market success with hundreds of operational implementations worldwide, in mission critical environments such as banks, telecoms and e-governments. Bull will also provide extensive professional support on this platform. This initiative will enable organizations to reap in full confidence the benefits of Open Source for their business infrastructure.

Paris, France, October 4, 2002. Bull announces today that it will strengthen its contribution to the ObjectWeb initiative for enterprise middleware, a consortium that it has recently founded with France Telecom and INRIA. Bull will notably intensify its R&D efforts dedicated to extend JOnAS, ObjecWeb's Open Source application server, and launch complete professional support for this platform.

"Since 1998, Bull pioneered Open Source middleware" said Gérard Roucairol, Chief Scientist at Bull. The success of ObjectWeb, to which we strongly contribute, is promising to offer our customers open, flexible and robust infrastructures based on Open Source. As part of Bull's global Open Source strategy, that includes also strong investment in Linux, we intend to help our customers get the best out of Open Source, backed by industrial support and services. The resulting solutions provide an outstanding cost/quality ratio. We believe in the value that this approach brings to our customers, and invest in it accordingly."

ObjectWeb JOnAS is a powerful EJB (Enterprise Java Bean) server that, complemented with additional software such as Tomcat, offers a complete J2EE (Java Two Enterprise Edition) application platform. Extending its strong R&D contribution to JOnAS, Bull's development teams will notably work to provide JOnAS with enhanced clustering, security and administration features, and offer full support for web services through compliance with J2EE 1.4 and EJB 2.1 standards.
Bull will also propose to its customers advanced professional support on JOnAS, in addition to the existing free online support provided by the ObjectWeb community. Under a new open source yearly support program to be announced later this month, the JOnAS support offer will provide customers with privileged access to Bull's ObjectWeb expert teams.

Users will benefit from:

- Advice on JOnAS deployment and configuration
- Software incident diagnosis and solutions
- Remote access services for optimising complex solutions using JOnAS, including performance analysis, solution check up, audit...

This initiative will contribute to the ObjectWeb consortium aims to federate European and international initiatives in Open Source middleware platform for enterprise computing. A key initiative in middleware, ObjectWeb intends to help developers further use Open Source software for building distributed applications in any domain, including complex mission-critical environments such as telecom, finance, e-government, etc. ObjectWeb therefore helps organizations bring more easily to their business infrastructure the main advantages of Open Source: cost reduction, openness, transparency and collaborative development by a large community of developers.

See

- JOnAS EJB server
- ObjectWeb Consortium
- Evidian

The cornerstone software of ObjectWeb Open Source middleware platform, JOnAS has been already downloaded by more than 60,000 developers worldwide. The more scalable Open Source application server today, it is at work in hundreds of operational applications worldwide, including e-commerce, e-portal, management systems, intranet applications, document processing, inventory systems, reservation systems, and banking applications, with different operating systems (Windows, Linux, Solaris, AIX, HP-UX, etc.), different JVMs, and different databases (Oracle, PostgreSQL, MySQL, SQL server, Access, DB2, Versant, Informix, Interbase, etc.). JOnAS was initially developed by Bull in 1998 and afterwards extended in Open Source by Bull's software subsidiary Evidian, INRIA, France Telecom and an active Open Source developer community. In February 2002, the market success of JOnAS contributed to the official foundation of the ObjectWeb consortium.

"*As more and more organizations and companies rely on Open Source software for their middleware infrastructure and business applications, they increasingly require robustness and support.*" said Alexandre Lefebvre, ObjectWeb. "*Since its foundation, ObjectWeb dedicates in providing robust middleware, fitted for mission-critical applications. Bull's increased R&D contribution and support services on JOnAS will help ObjectWeb go a step further in this direction. It will bring high value to ObjectWeb users, by helping them to build secure infrastructure and applications, that combine the quality and flexibility of ObjectWeb Open Source components with full industrial support and services*".

Contact :

Marie-Claude Bessis
Director Corporate & Financial Communication
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70
E-mail: marie-claude.bessis@bull.net

Bull Evidian and Keyware team up to deliver the first biometric global access management and single sign-on solution



Keyware

Using fingerprint, voice or iris recognition, security sensitive corporations will be able to set up and operate a comprehensive user identity and access control policy on the entire business applications chain - from web to legacy

Paris, October 7, 2002: Bull Evidian, the secure management software entity of Bull, and Keyware, a leading provider of biometric-enabled applications, today announced that they will integrate their respective AccessMaster security management software and CAS biometric authentication product to deliver a step forward in IT security: biometric based global access management and single sign-on (SSO).
For the first time, the solution will enable sensitive corporations in sectors such as high tech, healthcare, bank or defense, to set up and operate a comprehensive user identity and access control security policy, from web to legacy, incorporating strong biometric authentication. This will result in a uniquely high security level and will ease the burden for security officers by establishing a central repository of user authentication policies and methods. Through SSO functionalities, it will also dramatically improve user productivity, reducing logon time and help desk support by up to 40%.

See

- About Keyware
- About Evidian

A solution to important security challenges today : ensuring both strong and user-friendly security

This innovative solution solves the needs of sensitive corporations that face a double challenge today: truly distinguishing the authorized persons from impostors while tightly controlling and simplifying user access to IT resources. Unfortunately, security is only as good as its weakest link. Although companies often make significant investments in the protection of their networks and IT systems (through firewalls, vpns etc.), they often overlook the authentication link in the chain. Authentication often relies on passwords alone, which are vulnerable to hackers, or on access cards, which are transferable from one person to another. In addition, heterogeneous and complex security procedures across multiple applications often decrease efficiency and threaten security, because users typically try to bypass them.

The first highly secure, comprehensive, plug & play biometric global access management and SSO solution

By combining Keyware's latest biometric authentication tools with Evidian's AccessMaster global access management and single sign-on software, Bull Evidian and Keyware resolve this dilemma and take a step forward towards increasing both security and productivity for sensitive corporations. With this highly secure combined solution, each user only needs to perform a single, simple and unique biometric sign-on at the beginning of his or her work session, using voice, face, fingerprint, iris or hand geometry recognition, that can also be combined with other authentication methods (PKI, tokens, smart cards...). With user identity thus strongly verified, AccessMaster then permits access seamlessly to the multiple IT systems and applications the user requires. For each user, AccessMaster builds a personalized desktop or portal navigation menu that displays only the resources corresponding to its profile, ensures complete local desktop security, and restricts user access to authorized resources alone. Thanks to single sign-on functions, all further logins to any web or legacy application or database (ERP, BI, mail etc.) are transparent to the user. Last but not least, user access to any IT resource is audited. Alarms can be generated automatically for critical events, alerting security officers to any

risks or vulnerabilities.

Unlike other solutions today, this approach benefits from AccessMaster's award winning* ability to secure the entire application chain, from web to Legacy. It also benefits from AccessMaster's plug and play architecture, and can be deployed at low cost of ownership, without changing any target application.

* In 2002, AccessMaster was awarded "Best Access Control" solution worldwide at SC Magazine awards, the principal awards in the IT security industry

About KeyWare

Keyware (NASDAQ Europe: KEYW) is one of the world's leading providers of biometric enabled applications for user authentication. Keyware's Common Authentication Security platform (CAS) enables companies to centrally manage biometric (finger, face, voice, iris) and non-biometric (PIN, password, digital certificate) authentication methods. Keyware's Smart-Way is a smart card management and transaction platform for multi-application environments. CAS and Smart-Way optimize security and convenience in the markets for logical and physical access, criminal justice, time & attendance, e-payment, customer loyalty and event ticketing. Keyware's award-winning technology is sold globally through an extended network of OEMs, system integrators and VARs. Co-headquartered in Brussels (Belgium) and Woburn (Mass., USA), you can find more information about Keyware at www.keyware.com.

About Bull Evidian

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from servers design and manufacturing for secure networked infrastructures, to applications design, integration and outsourcing.
Bull Evidian is Bull's secure management software unit. Bull Evidian is a leading international player in security software, with AccessMaster for access control and management, PortalXpert for web and portal access control, the NetWall firewall, and SafeKit load balancing and failover software. Bull Evidian is also an important player in service management, with its OpenMaster and OpenMaster for Telecom software suites.

Contact :

Marie-Claude Bessis
Director Corporate & Financial Communications
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70
E-mail: marie-claude.bessis@bull.net

Bull introduces AccessMaster 6.1, delivering delegated security provisioning, from web to legacy



New AccessMaster 6.1 software delivers fully customizable, scalable and interoperable security provisioning and SSO, to help extended enterprises enforce a consistent, flexible and productive security policy from web to legacy

Paris, October 7, 2002: Bull Evidian, the secure management software entity of Bull, today announced Release 6.1 of its AccessMaster software suite, delivering a step forward in security management for extended enterprises. With new delegated security provisioning features, AccessMaster 6.1 enables corporations to set up and operate a comprehensive, business-wide security policy from web to legacy, with distributed delegation of security duties fitted to each specific organization. Using a single, graphical console - offering hierarchical views across functional, organizational, and geographic boundaries - AccessMaster helps IT officers create, revoke, and monitor users access rights to all the enterprise's distributed web and legacy resources from a central point. As a whole, the solution will consistently enforce both security and flexibility, while boosting user productivity with single sign-on.

See

- About Bull Evidian
- AccessMaster overview

Powerful delegated administration and seamless SSO, from web to legacy and Citrix applications

Extending AccessMaster's breadth of capabilities, Release 6.1 newly provides :

- **Fully customizable delegated administration for security provisioning**. Thanks to fully customizable management rights given by central administrators, delegate administrators will be allowed to manage user identity, roles, PKI certificates and account creation, modification and revocation across departments, distributed offices, branches, subsidiaries and partner organizations, for both web, legacy and Citrix resources. As a result, AccessMaster will offer the best of both worlds -centralized and decentralized. Delegated management will ensure flexibility and productivity for security provisioning. Regardless of whether they are employees or business partners, all users will be defined in a single, LDAP-compliant repository, ensuring that a single-access policy is enforced across all systems and applications.
- **Seamless SSO management, from web to legacy**: AccessMaster SSO and Web SSO technologies have been fully unified to provide the first truly seamless SSO from Web to legacy and Citrix solutions. It will allow organizations to deploy a consistent security and SSO policy to both employees and business partners. With just one login / password or one smart card, each user will be able to access the multiple enterprise and Web applications he or she is allowed to, increasing security, productivity and convenience. A unique capability in the industry today !
- **Extended scalability and high availability**: AccessMaster scalability has been increased to support more than 100.000 users per domain and provide 24x7 availability for the user management security repository. Several domains can be associated to support thousands or millions of users, making AccessMaster the most scalable SSO solution available today for combined legacy, web and Citrix environments.

The only comprehensive security policy and SSO management software for large corporations

Unlike other security provisioning and management solutions today,

AccessMaster seamlessly secures the entire application chain, from web to legacy. It also benefits from plug & play architecture, with drag-and-drop automated configuration tools, that let the security administrator define single sign-on procedures in a matter of minutes, without the scripting or specific developments that other SSO products require. Thanks to its powerful yet simple architecture, AccessMaster can be deployed at low cost, without changing any target application.

A new software release with a customer-proven success record

Leading corporations, government organizations, banking/financial, and manufacturing companies around the world rely on AccessMaster. Customers include EADS (the European Aerospace and Defense company), CNAM (the French health system), the Norwegian Police, Seat-Tin.it (a leading Italian multimedia company), Barmenia (a leading German insurance company) and the Northern Ireland Government.
AccessMaster is recognized as the leading secure access control and SSO solution today - it won in 2000, 2001 and 2002 again the worldwide 'Best Access Control solution' award from SC Magazine, the premier magazine in IT security.

Availability and pricing

AccessMaster 6.1 is available immediately. According to Bull Evidian customers, the potential annual savings with AccessMaster for a 5000 users configuration are more than $730,000 on user operations and $360,000 on help desk operations. The AccessMaster security server is available on Windows 2000, Solaris 8, and AIX 4.3. AccessMaster clients supported are on Windows 9x/NT/2000/XP/SUN/Linux workstations. Supported servers are Windows Terminal Server (Citrix), NT4, Windows 2000, Novell, AIX 4.3, HP-UX 11,Solaris 8, Lotus Notes 5 and IBM (RACF, ACF2, Top Secret). For intranet workstations, AccessMaster incorporates SSOWatch technology from Enatel. Customized desktop and local workstation security is available on Windows environments only.

Screenshot
A screenshot of AccessMaster management console is available at :
http://www.evidian.com/pix/accessmaster/accessmasterconsole.gif

About Bull Evidian

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from servers design and manufacturing for secure networked infrastructures, to applications design, integration and outsourcing.
Bull Evidian is Bull's secure management software unit. Bull Evidian is a leading international player in security software, with AccessMaster for access control and management, PortalXpert for web and portal access control, the NetWall firewall, and SafeKit load balancing and failover software. Bull Evidian is also an important player in service management, with its OpenMaster and OpenMaster for Telecom software suites.

Contact :

Marie-Claude Bessis
Director Corporate & Financial Communications
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70

E-mail: marie-claude.bessis@bull.net

Antonio Barrera de Irimo is appointed Chairman of Bull International



October 16th, 2002 : Antonio Barrera de Irimo is appointed Chairman of Bull International.

Former president of Telefonica from 1965 until 1973, Antonio Barrera de Irimo became Vice-President and Finance Minister of the Spanish Government. Antonio Barrera de Irimo then became Chairman of Sema Group Plc for ten years.
Antonio Barrera de Irimo has also headed the board of the Spanish subsidiaries of Pechiney and Générale des Eaux and was a member of the board of Banco Hispano Americano.

Antonio Barrera de Irimo's appointment as Chairman of Bull International is a cornerstone contribution to the success of Bull's development plan at a world-wide level.

Contact

Marie-Claude Bessis
Tel : 33 1 39 66 57 75
Mobile : 33 6 84 95 26 21
marie-claude.bessis@bull.net

Manchester united on Bull infrastructure
~ IT consolidation to reduce total cost of ownership ~



November 13th, 2002 : Manchester City Council, in partnership with Bull UK and Ireland, has completed the foundations for its move into e-government.

This major project involved consolidating the council's data centre into a new site outside the city centre, bringing all departmental systems under one roof. The upgrade and implementation replaced the various departments' ageing equipment with a full range of Bull and partner solutions.

The new infrastructure provides a flexible platform for the organisation's e-government services, allowing Manchester City Council to roll out reliable, tailored services to citizens over the Web. The project started in June and was completed in September.

Consultants from Bull services jointly carried out the implementation with other partner consultants. The project has resulted in council departments running their applications on specific systems. All financial management and housing systems, such as Council Tax, benefits and housing, now run on the Bull DPS 9000 mainframe. Payroll, personnel and operational systems run on a Unix-based system. There is also disk and tape storage backup as well as a SAN solution in place.
These systems are accessible over a city-wide fibre network, allowing council workers faster access than previously.

"Local councils and authorities are moving apace to meet the e-government targets," said Phil Ruston at Bull. "What they are looking for is a solution that will minimise IT operating costs. The solution we provided will deliver a reduction in total cost of ownership, whilst enabling Manchester City Council to meet the Government's online objectives."

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Press Contact

Marie-Claude Bessis
Director Corporate & Financial Communications
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70
E-mail: marie-claude.bessis@bull.net

A White Paper published jointly by Bull and IDC
An operational approach to security



For European companies, what are the stakes involved in securing core business processes ?

Paris, November 29, 2002

A survey[1] conducted by IDC for Bull with key European accounts shows that, at large, these companies still have a strongly "infrastructure-focused" approach to security. A key component of infrastructure, security stands out as one of the cornerstones of the proper operation of an information system, just like availability or openness.

With this first observation, one should emphasize the importance of an approach based on key processes or core business, a very important aspect for deploying the most effective security strategy possible. More generally, the notion of "risk management" is viewed by companies as a key to the *success of any project*. In this context, "Risk management" involves deploying security solutions, analyzing the operatives' various requirements, implementing a service continuity plan, and raising information system awareness in all users.

A major strength of Bull in this market is, as stated by Gérard Roucairol, Chief Scientist of Bull "*Bull has security expertise that is based on the mastery of key technologies*."

European companies: towards the ongoing progression of security investments

Faced with growing threats (21,000 attacks observed in 2000 on a worldwide basis, 53,000 in 2001, and already more than 73,000 over the first three quarters of 2002), companies are growingly concerned about security. In 2002, IT security investments (hardware, software, and services) in the European market came out to 5 billion dollars, up 25% from their 2001 level. **These security investments account for 1.8% of overall IT investments in Europe in 2002**. With a security investment more significant than in average companies, i.e. nearly 5% of their IT budget, key accounts stan out as the most security-aware companies.

Where do key European accounts stand in terms of security projects?

The efforts of previous years have made it possible to **strengthen the degree of protection through securing networks** (project completed: 69%) and *interchange (project completed: 71%)*, remote access (project completed: 68%), the most critical applications (project completed: 62%), compliance with the law (project completed: **69%**).... **However, the IDC/Bull survey calls attention to the fact that, for the time being, these remain pilot or partial solutions, adapted to a specific area, and more seldom solutions deployed throughout the company.**

The project under way the most common in companies today is that of **staff training (42%)**. Indeed, more than a technological issue, security is above all a core business, organization, and behavior issue. The lack of user and staff awareness it the first obstacle to security today. Other projects in progress most frequently mentioned are the implementation of a **centralized security administration (30%)**, the setting up of **service continuity plans (29%** - with awareness enhanced by 09/11 events), and the **improvement of**

Discover the results of the IDC/Bull 2002 survey of IT security in Europe

[1]This survey was conducted from October 24 to November 20, 2002 on 250 large European companies (France, UK, Germany, Italy, and Spain). It was primarily conducted on IT department managers (30%), IT managers (13.5%), network managers (12%), and security managers (34.5%).

The panel of respondents comprises 31% of companies with more than 5,000 employees, 69% of companies with 1,000 to 5,000 companies. The

network security (28%).

Today, the most secure applications are core business and groupware-messaging applications, and ERPs. However, the security level is often insufficient with respect to the criticality of such applications.

What is the equipment rate regarding security solutions?

An interesting trend can be observed: the **move from a 'SICOB' approach to security** (stacking up diverse protections for each new failure) **towards a more unified strategy**: user administration (equipment rate: 72%, in project 15%), SSO (equipment rate: 54%, in project 19%), and Public Key Infrastructures (PKI) (in project: 27%, in project 22%).

The directory is also becoming a key element of security for 93% of companies, and 74% of them have already deployed one or more directories. **These security management tools are also essential for optimizing the security ROI.** There again, these are only too often pilot or partial solutions, tailored for a specific area, and more rarely solutions deployed throughout the company: the market is still huge.
The results of the survey also show that 53% of key accounts are becoming interested in Open Source security solutions.

Beyond budget constraints (3.6 out of 5), **the lack of staff training is the first obstacle to security (3.5 out of 5)**, followed by the inappropriate nature of the protections set up with respect to a company's specific core business risks (3.2 out of 5). Technologically speaking, the major obstacles are the complex administration (3.3 out of 5) and the dramatic pace of technological progress (3.3 out of 5).

Key European accounts: a centralized security organization

Regarding the organization of security within European key accounts, the results of the survey show that 81% of key accounts have a centralized approach to security, which is still far too focused on technology: 75% of security projects are steered by the IT Division, which acts as the project owner.
Only 19% of operatives are in charge of the security of their core business, only 4% of functional or operations divisions act as the project owner for the security of their critical applications.

Core business process security: the financial sector ahead of everyone

The approach to security still is far too determined by technology (78%) and not sufficiently by the company's core business processes (72%). However, with respect to the overall results of the survey, IDC considers that this figure is overestimated.
In this survey, IDC and Bull have decided to tackle five different economic sectors: finance, the industry, the public sector, the telecom industry, and the healthcare industry.

sectors represented are the industry (33.5%), the public sector (16.5%), finance (19.3%), healthcare (23.3%), and telecom (7.4%)

The financial sector

Security has always been a major concern for financial institutions. Thus, the IDC/Bull *survey logically emphasizes that this sector benefits from the highest* degree of security, with the most operational orientation.
With respect to the risks involved, the survey nevertheless pinpoints a potential for security that could be further increased in the management of financial risks, interbank and stock market financial flows.

The industrial sector

This sector is undergoing dramatic changes and sees the development of new economic models (sales networks, SCP, e-procurement, B2B, e-communities, private e-marketplaces) that have great impact on security requirements. One key issue is the protection of critical data, including margins, inventory and order history, and the confidentiality of customer/supplier data.
The survey pinpoints the significant risks for key applications such as production or logistics, which today are not sufficiently well protected, given their criticality.

The public sector

E-government is expanding rapidly between the State and its citizens, the State and companies, as well as between the various government institutions: remote procedures, e-taxes, etc. These Internet-related initiatives generate significant security requirement for governmental data, as well as for private citizen data.
The survey pinpoints a significant development potential for the security of these various key processes.

The telecom industry

Despite difficulties resulting from the current economic sluggishness, traffic and demand are booming, in particular through the development of Internet services and mobile telephony. This requires securing network infrastructures for secure services and for the new services offered to customers.
The survey displays a security level which is still subject to improvement, in particular in terms of customer relationships.

The healthcare industry

This sector is know facing a huge computerization process of healthcare systems, initiated throughout Europe and involving organizations, physicians, etc. This is a source of significant security requirements, in particular for private (medical files) and financial data (refunds).
A strong potential for security remains, in particular in the area of medical file management.

Cost control: a priority for 51% of key European accounts!

Security investments are still conditioned by fear: the assessment of the cost of failures (business and financial loss, etc.) ranks first among criteria inducing corporate security investments (3.7 out of 5), followed by the fear caused by security defects detected by intrusion tests (3.6 out of 5), and, last, legal requirements (3.5 out of 5). The "business" benefits offered by security (customer trust, secure openness to electronic sales channels, etc.) are only in fourth position (3.2 out of 5).

For 78% of key accounts, the criticality of a process is more important than the cost for securing it: companies are willing to invest to protect themselves against threats to their most critical processes.

Nevertheless, the idea of controlling security costs is an important or very important criterion for 51% of key accounts, particularly in the present context, where attempts to streamline investments are made.

67% of key accounts have no precise estimate of the overall cost, and 63% don't know how to assess the benefits of a security project. These doubts are, in particular, tied to the difficulty in measuring operating costs. Indeed, IDC considers that operating costs come out to 65% of security costs (versus 35% of acquisition costs), which does not include a number of "hidden" costs, difficult to assess upon starting a project.

One key orientation for cost slashing seems to be the centralized administration of security and users. Thus, 64% of companies are aware that the inconsistency

of their security equipment increases administration costs, but only 15% are able to assess these extra costs.

A decentralized approach to security, close to core business processes, often offers better ROI visibility (3.1 out of 5) than a centralized approach (2.8 out of 5).

Companies assess their security ROI on the basis of four key criteria: the failure rate (64%), administration costs (62%), the attack rate (57%), and the deployment cost (54%). Here again the key role of centralized administration for ROI optimization, stands out.

42% of key European accounts tend to turn to a major software services company for their security projects

Security often appears "too strategic" for companies. This is the reason why they are extremely reluctant to work with third-party contractors. Security projects are therefore seldom outsourced, even though 49% of respondents state that they would be willing to work with MSSPs. 64% of them still management their entire security projects in-house.

The solution chosen is still more determined by technologies than by risk analysis: 59% of large companies choose their products / solutions first, and then a contractor to deploy them.

The first selection criterion is the high security of products (3.9 out of 5). The thorough knowledge of the core business is, nevertheless, the second criterion for selecting a contractor (3.8 out of 5), followed by the ability to ensure centralized administration (3.7 out of 5).

Security is above all perceived as an element that ought to be integrated into the company's specific information system, more than as a commodity. For their security projects, companies tend to trust IT service companies (42%) and consulting firms (40%) more than telcos (22%).

Press contacts

Bull

Marie-Claude Bessis
Director Corporate & Financial Communication
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70
E-mail: marie-claude.bessis@bull.net

IDC

Eric Ochs
Phone: +33 (0)1 41 97 61 61
ochs@idc.fr

Franck Nassah
Phone: +33 (0)1 41 97 64 22
nassah@idc.fr



Bull launches LinuxEXPRESS: ready to use IT infrastructure solutions combining Open Source flexibility with industrial support

Bull today announced LinuxEXPRESS, ready to run Open Source software packages backed by complete professional support. Combined with Bull's full range of Linux-certified servers, this new offer will help enterprises easily deploy flexible and robust IT infrastructures using Open Source software.

Paris, December 5, 2002 -First on the market, Bull LinuxEXPRESS will help enterprises deploy robust IT infrastructure solutions based on Open Source software for web, groupware, application servers and other key applications. Relying on high availability ready, Linux certified servers, Open Source software packages and complete support services will bring enterprises the best of both worlds: the flexibility of Open Source with the full strength and support of industrial solutions.

"*Increasingly, Linux and Open Source appear as a new frontier for enterprise infrastructure*" said Gérard Roucairol, Chief Scientist at Bull. "*Open, secure, easily customizable, they help corporations deploy robust and flexible IT solutions at an outstanding price/quality ratio. However, the lack of packaging and industrial support is a strong issue for enterprises and governments, and remains a strong inhibitor to a large deployment of Open Source based infrastructure applications. Today, by adding Bull's well known integration, packaging and support expertise to Open Source, LinuxEXPRESS offer brings an innovative answer to this need*".

Bull's LinuxEXPRESS offer relies on three complementary components: Powerful servers ready to use; additional Open Source software packages; outstanding support and services offer.

a) Powerful servers, certified for the main Linux distributions

A robust hardware for deploying Linux-based applications, the Bull EXPRESS5800 platforms provide a complete range of Linux-ready servers. Enterprise and department servers are certified by Red Hat and SuSE, while MandrakeSoft has certified workgroup servers. They all allow an easy deployment of Open Source applications on Intel® IA 32 platforms.

b) Ready to use additional Open Source software packages for generic infrastructure applications

Leveraging Bull's Open Source integration expertise and Bull's experience in mission critical computing, these packages, "high availability ready", include the best Open Source software on the market today, tightly integrated, validated and packaged for ready-to-use deployment. Aimed at answering the most common need for generic infrastructure applications, the first modules available today are:

- **Web for Linux**: a complete environment to deploy a web infrastructure. It includes Apache Web and reverse proxy servers, integrated e-commerce tools, DNS, NAT, load balancing, firewall and administration software.
- **Workgroup for Linux**: a complete environment to deploy web based groupware and messaging applications. It includes OpenLDAP directory, messaging, workflow tools, DBMS, centralized files and print sharing, firewall and administration software.
- **JOnAS for Linux**: a robust and highly scalable environment for J2EE application services based on ObjectWeb application server tools.

- **High Availability for Linux**: a package enabling to cluster " Web for Linux " and " workgroup for Linux " applications servers. It supports Kimberlite HA solution, Fiber Channel and DAS 5300 disk subsystem.

Other packages will be introduced by year's end.

c) Outstanding support and services offer: a unique capability on the European market today.

In contrast with traditional support provided by Linux distributions, that generally limits to basic troubleshooting and focuses on a limited set of environments, Bull has build on its long term expertise in support of heterogeneous infrastructures an in depth LinuxEXPRESS support offer. In addition to hotline support, this offer includes advice on architecture and optimization of the solutions within the customers' own environments. As an option, this support can be extended to high level services such as remote monitoring, remote management or remote exploitation.
The support can be extended for supporting the customer's own integration of Open Source based Linux, security, networks and development environments.

Availability and pricing

LinuxEXPRESS packages are available immediately. Entry price for a LinuxEXPRESS Web for Linux package is 2,468 €, including a rack Bull EXPRESS5800 120Rc-1 server with Xeon DP 1.8 GHz processor, 256 MB DDR RAM DDR, 18 GB Ultra160 SCSI hard disk, CD-Rom drive, Red Hat 7.3 professional Edition, the "web for linux" Open Source software package (Web server, Proxy, firewall...) and two months of support, that can be extended with yearly subscriptions.

About Bull

Bull is an international group that designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.
Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Press contacts

Marie-Claude Bessis
Director Corporate & Financial Communication
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70
E-mail: marie-claude.bessis@bull.net

Irish Revenue sign risk analysis contract with Bull
~ computerised risk analysis system designed to identify suspect cases for audit and investigation ~



December 5th, 2002- The Revenue Commissioners in Ireland have selected Bull UK & Ireland to supply a risk analysis system that will help it identify cases for audit and investigation.

Sophisticated software will be used to compare and interrogate data held in Revenue's databases and warehouses. It will then generate profiles of those people most likely to be illegally avoiding paying tax.

"*We are determined to use every means at our disposal to identify tax evasion,*" said Frank Daly, Revenue chairman. "*Computerised risk analysis and profiling will help us greatly to home in on those people who are most likely to be committing fraud. This electronic analysis system is a demonstration of our ongoing commitment to confronting tax evasion in all its forms.*"

The solution incorporates the ESKORT system from Bull's partner WM-data. ESKORT provides the framework for developing risk-related business rules, which will then be applied to the data held by Revenue. The output from these rules allows Revenue to build a profile of taxpayers, highlighting potential cases for further investigation by Revenue's audit team.

Over time Revenue intends to be in a position to screen all tax returns electronically by devising and applying certain 'rules' which indicate risk using all available information. These rules will be changed or adapted based on experience and results.

"*Revenue needed a solution that could easily be integrated into its current system and was powerful enough to cope with complex data relationships,*" said John Byrne, account manager at Bull UK & Ireland. "*Having knowledge of the tax compliance domain was key in meeting Revenue's requirements. A proven ability to deliver projects was also very important because of the critical nature of the initiative being undertaken by Revenue.*"

The new system is expected to be rolled out early next year.

About Bull

Bull is an international group that designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.
Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Press contacts

Marie-Claude Bessis
Director Corporate & Financial Communication
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Tel: (33) 1 39 66 57 75 - Mobile 33 6 07 24 21 70
E-mail: marie-claude.bessis@bull.net

Bull to become the first IT partner of STNA

Bull to become the first IT partner of STNA (Technical Services of public Air Transportation Services) in the modernisation of the French Air Control System.

Louveciennes, January 9, 2003 - Upon a six months « grandeur nature » test period on the Brest site, the CAUTRA programme (Air Traffic Automated Coordinator) is now running on Bull servers while entering a national deployment phase.

This programme worked out by STNA gives air traffic controllers a real time elaboration and display of the traffic situation. Through a very sophisticated process and display of radar informations, flights plannings and data exchanges with other European air traffic control systems, 2 500 000 flights operated each year in France can be fully regulated and secure..

Backed-up by a four year successful partnership, Bull has won a € 3.8 million contract for the replacement of all of the calculators and now becomes the first IT partner of STNA.. In addition to more than 100 Bull Escala EPC 450 platforms and associated support services, Bull also provided high level technical consulting services to STNA teams and partners, which was mandatory for the success of this ambitious project deployment. The short term objective of this programme being to implement a new architecture while replacing the existing IT environment so as to improve overall capacity of the air traffic control system while respecting a maximum of 4 minutes breakdown a year. (A few minutes stops can result in as many hours of European traffic perturbation).

The level of expertise of Bull's AIX competence centre, together with performance of Escala EPC 450 platforms, were key to a successful implementation.

Among the key benefits STNA will draw from this partnership with Bull are :

· A ten time increase in systems I performance,

· Increase its overall reliability,

· Notably reduce software and hardware support costs,

· Benefit from a highly critical IT infrastructure for the next ten years at least.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT

infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Group Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Great Yarmouth Borough Council abolishes IT black-outs

~ implements Bull mainframe for offsite disaster recovery ~

January 20, 2003 - Great Yarmouth Borough Council has ensured it can provide continuous services to citizens, even if disaster strikes.

The local authority has implemented a Bull offsite disaster recovery solution two miles from its main headquarters. Even if it loses data and is unable to access records, be it through a fire, hack attack or natural disaster, it will still be able to operate. This means that critical services, such as benefits payments, council tax collection and payment processing, can continue come what may.

As well as using the company's hardware, Great Yarmouth will make use of Bull's support services. The infrastructure solutions provider will be the first port of call for any queries regarding disaster recovery. This means that the council will benefit from having full control over its hardware, without the high costs associated with outsourcing the service.

"We approached a number of disaster recovery experts during the procurement process, but none could provide the level of service that Bull offered", said Cliff Grosvenor, head of administration and technology at Great Yarmouth Borough Council. The support arm means we will always have consultants to turn to for service and advice, but without the prohibitive costs involved in outsourcing the whole project. This, bolstered by our 14 year relationship with Bull, means we are sure we have made the right choice for this mission-critical project."

"With Blair's 2005 e-government initiative, the majority of local authorities are now completely computerised", said Phil Ruston, senior sales manager, public sector, at Bull UK and Ireland. "This means that if they were to lose their data, they'd find themselves in real difficulty -which would have a direct knock-on effect on citizens. With all documentation in electronic format, councils can no longer afford to put back-up and disaster recovery at the bottom of the agenda."

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network

spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull launches TrustWay Apache, an encryption card for Linux Apache servers

TrustWay Apache allows the creation of high security and high performance web services in an environment 100% standard Apache and Linux.

Paris, February 4, 2003 -

Bull announces TrustWay Apache, a new high security and high performance system that protects Internet transactions on Web Apache servers.

A new component of the TrustWay encryption family of solutions, TrustWay Apache allows the simple integration of encryption hardware on Apache web servers. It ensures that Internet and Intranet transactions are secure without server performance degradation. It ensures also the storage and manipulation of keys, always a delicate operation in a software environment.

The solution is composed of 2 elements:

· A Linux Apache web server

· An encryption card, TrustWay Crypto PCI.

Using the Open SSL mechanisms, Bull has developed the necessary interfaces to allow the TrustWay Crypto card to be simple and rapidly integrated into an Apache environment. The TrustWay Crypto card securely manages and stores the encryption keys according to the most rigorous norms (FIPS140-1, ITSEC,etc).

TrustWay Crypto is entirely designed and made in Europe including is encryption components. It therefore allows companies and government institutions to benefit from a high level of confidence needed for protection against fraud and economic espionage.

Thanks to the new package offer, it become very easy to create highly secure and performant Internet and Extranet environments in a 100% standard Linux Apache offering:

· High performance in its encryption capacity

· Absolute confidence in confidentiality and the inviolability of encryption keys and signature.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

04 APR -9 AM 7:21

Bull introduces Evidian SafeKit 6.1 for Linux

First software solution to allow disaster protection on Linux, SafeKit 6.1 enables real time replication of critical data plus failover. SafeKit 6.1 helps therefore to build disaster-proof Linux applications, at a tenth of the price of dedicated hardware solutions.

Paris, February 4, 2003 -

Evidian, a subsidiary of Groupe Bull specialized in secure e-business management software, today announced release 6.1 of SafeKit for Linux. This software is the adaptation to Linux of its SafeKit software solution for real time replication of critical data, automatic failover and load balancing. SafeKit 6.1 makes it possible to make Linux servers and applications highly available and responsive, 24 hours a day, 7 days a week.

A broad range of functionality : from load balancing to disaster protection

SafeKit incorporates file mirroring functions to ensure real time file replication between servers (such as transactional services and databases) across any standard LAN or WAN network. As a result, replication can be set up between remote transactional servers ensuring failover with additional protection from disasters. In addition, a patented single virtual IP address mechanism automatically distributes and balances the application load on as many Linux servers as needed, with a purely software solution installed on the servers themselves. Should any of the servers fail or need to be stopped for any reason (e.g., software, human or hardware error), the remaining servers automatically assume the whole traffic and processing load in less than 3 seconds, avoiding any end-user disruption.

The first software solution for disaster protection on Linux, at a tenth of the price of dedicated hardware solutions.

In contrast with competing solutions on Linux, SafeKit does not require the use of dedicated hardware such as shared disk systems for the availability of critical data, or load dispatching boxes for load balancing :

· **Compared to SANs**, SafeKit does not require the purchase and deployment of specific disks and networks. Data availability is ensured by a file replication mechanism implemented over the standard network. SafeKit does not replicate all the databases over the network, but only the modifications made by applications inside files, thus respecting the integrity of files for application recovery. This approach has proven effective for small and medium sized databases (up to 100 Gigabytes).

· **Compared to network load-dispatching boxes**, SafeKit does not make it necessary to place supplementary boxes at each level in the chain of applications, (typically 2 boxes among the firewalls, 2 boxes

among the web farm...). On the contrary, SafeKit runs directly on the server side, with no need for extra hardware. Additionally, SafeKit is able to detect not only hardware but also software failures (application and OS) which are the most common, and restarts the server automatically. SafeKit therefore offers a more complete 24x7 failover solution.

A proven technology

SafeKit technology is particularly well adapted to small to medium servers and applications. With its Unix (AIX, Solaris) and Windows 2000 releases, it is already successfully at work on important mission-critical environments, such as the management application of the French interbanking network (GSIT) or information management applications at Hanover airport.

Availability - Free try and buy

SafeKit is available as a ready-to-use toolkit, bundled in plug-and-play mode for applications such as web servers (Apache, IIS, Sun One, BEA WebLogic, Citrix NFuse), firewall (NetWall), databases (Oracle, LDAP, SQL)...Thanks to fast customization tools, integrators, in-house developers, ISVs and VARS can adapt SafeKit for use with any kind of new application in less than five days.

SafeKit supports Linux Redhat 7.3, Windows 2000, Solaris 7,8,9, AIX 4.3,5.1 and HP-UX 11. SafeKit is available immediately with a one month try and buy, and can be downloaded on the web at www.evidian.com/safekit.

Additional information on SafeKit (specsheet, white paper, try and buy software download...) is available on www.evidian.com

About Bull

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from servers design and manufacturing for secure networked infrastructures, to applications design, integration and outsourcing.

Bull Evidian is Bull's secure management software unit. Bull Evidian is a leading international player in security software, with AccessMaster for access control and management, PortalXpert for web and portal access control, the NetWall firewall, and SafeKit load balancing and failover software. Bull Evidian is also an important player in service management, with its OpenMaster and OpenMaster for Telecom software suites.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

04 MAR -9 AM 7:21

Bull introduces OpenSource based Internet/Intranet solutions

Bull's solutions - Open Portal, Kiosk and Procedure - will enable deployment of open portal, groupware and teleprocedures solutions. Including a selection of best of breed open solutions, integrated by Bull and combining consulting and personalisation services. These solutions encompass robustness and flexibility for a very attractive cost.

Paris, February 4, 2003 -

"Back-up internet applications development on OpenSource is the ambition of lots of companies and administrations that are suddenly faced with new situations, or even new challenges" said Gérard Roucairol, Bull's Chief Scientist. "This also means choosing components, ensure best operational integration capabilities, or even provide efficient professional support services."

As a recognised expert in open infrastructures and a main contributor to open middleware, Bull has an innovative response: Open Portal, Kiosk and Procedure that completes solutions proposed with our partners BEA and SAP.

With very favourable impressions from the first customers demonstrating that Bull has a strong market offer, notably in the e-government domain.

A wide scope of functionalities: portals, kiosks, teleprocedures

Three main Internet/Intranet applications are included that covers a wide scope of functionalities:

· **Portal** allows simplified Internet or Intranet information management. The solution offers rapid access to documents and forms adapting to the needs of different categories of users, and proposes directory and workflow tools for following task evolution. Its sub function "citizen portal" dedicated to administrations and collectives, notably allows users an aggregated and personalised access to information. Citizens can express their opinion, their agents can easily take into account their requests, and users can follow the trace of their files.

· **Kiosk** includes a selection of tools that improve overall workgroup capacities and also collaboration between staff members. Open Kiosk enables a selective dispatch of information throughout the company, handles document validation process and stores them. Confidentiality of messages -internal or external - is also guaranteed. Open Kiosk includes a centralised directory, message administration, diary sharing and complete publication tools.

· **Procedure** allows the installation of complete teleprocedures to help the relationship between citizens and their administrations or companies and their customers, and to simplify administration tasks. Thanks to Open Procedure citizens can fill out all types of

administrative documents. The interface with the central systems is assured automatically which avoids the overload of work in recapturing and the risk of errors and relative costs. User authentication and data tracability are assured, as is all the security, by digital signature.

Enhanced consulting and personalisation services

Bull offers a full range of consulting, personalisation and support services that enable full modification of these solutions to specific requirements of every organisation. Personalisation and integration services with existing applications is also possible; along with deployment capabilities in existing environments. These services also include the transfer of competence and support. This offer also addresses high-level services such as remote supervision, remote administration and remote operation.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Gérard Roucairol is appointed President of the Scientific Council of Groupe des Ecoles des Télécommunications

Paris, February 6, 2003 -

Nicole Fontaine, French Industry Minister, has appointed Gérard Roucairol to the position of President of the Conseil scientifique du Groupe des écoles des télécommunications (Scientific Council for the Telecommunications University Group).

Gérard Roucairol is the Chief Scientist at Bull where he has spent most of his industrial career. He previously was a professor at the Pierre et Marie Curie University and Ecole Normale Supérieure, and at the Orsay University of which he headed the IT research lab.

As Chief Scientist, Gérard Roucairol manages the scientific and technology watch and contributes to the definition and deployment of Bull's strategy. He also promotes Bull's technology choices.

In close relation with the scientific and industrial research communities, Gérard Roucairol is an active member of several key external technical organisations. As such, Gérard Roucairol also is President of RNTL (National Network of Software Technologies), a member of the IT Council as well as of the Conseil Supérieur de la Recherche et de la Technologie (Scientific Council for Research & Technology).

Gérard Roucairol, 55, holds a Doctorate in Information Technology (Pierre et Marie Curie University)

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

2002 unaudited results

Bull exceeds its operational profitability objectives for the second half year (EBIT: M€ 18)

Paris, February 13, 2003 -

Bull today publishes its preliminary results for the full year 2002. These results exceed the objectives of the second phase of its turnaround plan, as approved by the Board of Directors in March 2002.

The first step of this turnaround plan, as achieved at the end of the 1st half of 2002, included a strong restructuring and a drastic reduction in SG&A's. The second step was to reach breakeven at the EBIT level in the second half of 2002.

In a particularly difficult economic climate, Bull's results exceeded expectations for this second step.

Reaching positive EBIT was a prerequisite to launching the third step of the turnaround plan. This step will target the restoration of Bull's net equity as well as its long term financing.

Second half 2002

In the second half of 2002, Bull recorded a turnover of M€ 733, in line with expectations. The gross margin represents 24,4% of the turnover against 19% in the first half. From one half year to another, the SG&A were reduced by more than 47% to M€ 128, to represent 17% of the turnover, as in line with the plan's objectives.

The earnings before tax, financial expenses, goodwill depreciation and exceptional items (EBIT) reached M€ 18, to represent 2.5% of the turnover in the second half allowing Bull to exceed its initial objectives to reach breakeven.

The net result for the second half is a loss of M€ 24 after taking into account financial costs (M€ 28) and non operational expenses (M€14.5), against a net loss of M€ 524 in the first half 2002.

Bull's overall improvement of profitability addressed both products and services activities. The products activity gross margin increased from 28% to 36% of the turnover while that of the services activity grew from 3% to 8% of the turnover.

Full Year 2002

For the full year 2002, the turnover reached M€ 1,514. The gross margin amounted to M€ 324, representing 21% of the turnover. R&D expenses reached M€ 73, representing 5% of the turnover.

SG&A reached M€ 371, representing 24% of the turnover. The earnings before tax, financial expenses, goodwill depreciation and

exceptional items (EBIT) for the year 2002, were a loss of 133 M€, and the net loss amounted to 549 M€. Bull's net debt as of 31 December 2002, was M€ 564, including the French State shareholder advance of M€ 466 and Bull's net equity was negative for an amount of 724 M€.

Perspectives 2003

During the first half of 2003, the market of both servers and IT services will experience a new downturn. In this context the Group reiterates its turnover forecast of M€ 660, as stated in October 2002, and expects earnings before tax, financial expenses and goodwill depreciation (EBIT) of M€ 7 with a positive operational cash-flow. Bull does not foresee any exceptional charges for this period.

During this period, Bull will be focussed on consolidating its operations and implementing its strategy. Major announcements will highlight in particular its positioning in the enterprise servers market.

Beyond the achievement of these operational objectives, the Group's priority is to implement the last essential step of its turnaround plan relative to the group's recapitalisation.

The deadline of the reimbursement (end of June 2003) of the Shareholder advance granted by the French State, together with the necessity to restore Bull's net equity at the end of 2003 require that the necessary conditions to recapitalisation be met in the course of 1st half.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull reinforces its commitment to the Unix market, using its expertise to launch two new Escala servers.

Paris, February 19, 2003 -

Bull announces two new mid-range servers; Escala PL820R and Escala PL420R/T, strengthening its commitment to the Unix world, to increase its already strong European market presence

Leverage on Expertise to Commit to Openness

To install, implement and fine-tune these new servers, dedicated to mission critical applications and consolidation projects, Bull leverages its expertise provided through services from its competence centres dedicated to High Availability, ERP (SAP, Baan, Oracle), e-business solutions (BEA, Oracle), databases (Oracle) and storage environments (EMC², StorageTek)

The openness of these solutions constitutes one of Bull's key differentiators in the Unix world.

Serving its customers and integrating partners since 1992, Bull's 200 AIX" experts have made the Grenoble site the foremost AIX competence centre in Europe.

Recently the companies EDF in France, Kerridge in the UK, and ITS Reisen in Germany took advantage of this expertise in the framework of large infrastructure projects based on the Escala range.

Performance and competitiveness, the power of the Power4 processor

Completing the Escala range, the two new mid-range servers announced today ally power of high range servers and competitiveness.

The new Escala PL820R, 8-way server is equipped with the 64-bit Power4 processor (available in 1.2 GHz and 1.45 GHz versions), which already powers the high-end models, Escala PL3200R (32-way) and Escala PL1600R (16-way). The 0.13-micron technology of these processors enables performance levels as yet unequalled in this market. The Escala PL820R 8-way server, in its 1.45 GHz version, reaches 16.88 rPerf (1 rPerf being equivalent to 8000 TpmC).

The new Escala PL420R/T 4-way server is also equipped with the 64-bit Power 4 processor, available in 1.2 GHz and 1.45 GHz versions. The Escala PL420R 4-way server, in its 1.45 GHz version, reaches 7.23 rPerf (1 rPerf being equivalent to 8000 TpmC).

High-end functionality at a very attractive price

Starting with the basic rack configuration*, sold at €40,000, the

Escala PL820R server provides dynamic partitioning functionality. This functionality permits the optimisation of server resources (processor, memory) by reallocating them dynamically with regard to variations in workload. As a result the Escala PL820R can function with 8 parallel partitions (the equivalent of 8 virtual servers). This approach is particularly well adapted to consolidation projects.

The Escala PL420R/T server offers the same dynamic partitioning functionality, with 4 parallel partitions, for smaller scale consolidation projects. This server is available in rack and tower format, at an entry price of €16.800 **/

The Escala PL820R model is available today; the Escala PL420 R/T servers will be available for delivery from March 2003.

** Base configuration made up of a 2-way Escala PL820R 1.2 Ghz server, with 2 GB of ECC memory, 36.4 GB of disk and the AIX 5L TM operating system.*

** Base configuration made up of a 1-way Escala PL420R 1.2 Ghz server, with 1 GB of ECC memory, 18.2 GB of disk and the AIX 5L TM operating system.*

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

04 APR -5 PM 7:21

Bull introduces a breakthrough in network security : to reinforce network security for the extended enterprise

With its new distributed architecture, DdMZ (Distributed dedicated Militarized Zones), its software packages and powerful management engine, Bull Evidian now enables the extended enterprise to manage its security with a "business process" orientation

Paris, March 11, 2003 -

Bull Evidian, the secure management software entity of Bull, today announced a powerful and innovative approach of network security: the DdMZ architecture and solutions.

Overcoming the holes of traditional DMZ network security policies

DdMZ aims at overcoming the growing limits of the traditional security implementation today, notably the DMZ (De-Militarized Zone) architecture, cornerstone of network security since the 90s. Managing network security in a global 'perimeter' way, the DMZ separates with firewalls the "outside" world from enterprise networks - supposedly trusted -, and delimits between them an intermediary zone for internet services (the DMZ itself, including usually web and mail servers). If relevant in the past, when an enterprise had only one forefront connection to the outside world, this monolithic, "one size fits all" approach now proves increasingly insufficiently secure in today's fully connected world, where each business department and application has different security and connectivity needs.

Answering the specific security needs of each application, with distributed security zones and business driven security management.

Today, Bull Evidian removes this constraint by providing a breakthrough architecture and solutions: DdMZ (Distributed dedicated Militarized Zones). DdMZ associates two sets of solutions to establish a truly secure network connectivity:

- Ubiquitous hosts and network protection, with innovative **host shield** software to protect each server individually, in addition to traditional **firewall** gateways.

- An innovative, **business process driven network security management engine**, that allows to use these hosts and networks firewalls to **partition internally the corporation in different business zones**, such as marketing, finance, R&D, etc.

With DdMZ, security is adapted selectively inside the enterprise according to business process requirements. The communication flow between the DdMZ zones is tightly controlled; would one zone be breached, the others remain safe.

Evidian has adapted its **NetWall** firewall software to implement efficiently this new DdMZ concept and architecture. In contrast with competing solutions, Evidian NetWall's innovative management engine matches a business logic rather that a network topology logic. As a result, while trying to implement a DdMZ approach with classical firewalls on the market would lead to exponential configuration complexity and costs at each topology change, NetWall enables administrators to use a graphical, business driven management console. This console allows to centrally define and implement the DdMZs in a very intuitive and simple way.

DdMZ introduces additional security without impacting existing infrastructures: It can be applied globally or for highly sensitive departments and critical servers only, in complement behind existing firewalls and DMZs.

A proven technology

Bull Evidian's NetWall's DdMZ technology relies on Evidian's proven experience in high end firewall and VPN, implemented at some of the most security sensitive European corporations, defense and governments organizations. In October 2002, Evidian NetWall was classified "best firewall solution" against CheckPoint, Symantec, Cisco and Utimaco solutions in Network Computing security review (German Edition). The same month, it was also awarded 5 stars out of 5 by SC Magazine, the premier magazine in IT security.

NetWall is part of Bull Evidian's award winning global security management offer, which also includes AccessMaster and PortalXpert for enterprise wide security provisioning, access control and SSO, and TrustWay appliance for high performance VPN and SSL encryption.

Availability and pricing

Bull Evidian NetWall DdMZ software packages for servers and network gateways are available immediately on Solaris 8, AIX and Windows 2000. Examples of prices range from 2,500 Euros for an entry level package including 1 firewall gateway, server protection for up to 10 servers and centralized management, to 28,800 Euros for 2 firewall gateways with high availability and load balancing, server protection for up to 50 servers, and centralized management.

Architecture, white paper and screenshot

A DdMZ architecture drawing and a screenshot of the NetWall management console are available at:

http://www.evidian.com/press/resources/index.htm

A white paper on the DdMZ concept and architecture is available at:

http://www.evidian.com/accessmaster/netwall/ddmz.htm

About Bull Evidian

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from servers design and manufacturing for secure networked infrastructures, to applications design, integration and outsourcing.

Bull Evidian is Bull's secure management software unit. Bull Evidian is a leading international player in security software, with AccessMaster for access control and management, PortalXpert for web and portal access control, the NetWall firewall, and SafeKit load balancing and failover software. Bull Evidian is also an important player in service management, with its OpenMaster and OpenMaster for Telecom software suites.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull unveils NovaScale

A new generation of high-end open servers for business and scientific applications

Based on the Intel® Itanium® Processor Family and Bull's FAME architecture, NovaScale servers associate total scalability and performance with the robustness of the mainframes. This new generation of servers will offer an exceptional price/performance ratio. Dedicated to large business applications as well as scientific applications, they simultaneously support Microsoft® Windows® Server 2003, Linux® and subsequently GCOS.

Paris, March 21, 2003 -

Bull announces its new generation of high-end open servers, Bull NovaScale TM. By their design and selected technologies, the new range of servers meet the new business requirements of enterprises and the computing needs of scientific and technical applications.

These servers are based upon the FAME architecture (Flexible Architecture for Multiple Environments) and leverage the Intel® Itanium® 64-bit Processor Family.

They represent a technological breakthrough for high-end, mission-critical servers:

· Bull's FAME architecture has been designed to exceed the capabilities of current SMP (Symmetrical Multi-Processing) servers.

· The architecture of the Intel® Itanium® Processor Family provides predictable performance and headroom improvements in the long term.

Using market-standard building blocks, these high-end servers allow significant optimization of IT infrastructure operational costs and a major improvement in the price/performance ratio.

Bull is at the forefront of computer manufacturers investing in the Intel® Itanium® Processor Family. These investments give Bull a leading edge in mastering powerful IT infrastructures, which is the cornerstone of its development strategy.

An architecture for large multi-processor systems based on the optimal use of standard components

Developed in the framework of the Bull's FAME R&D program launched in 1998, which has been carried out in close cooperation with Intel, these servers constitute a key milestone in Bull's strategy to design powerful IT environments relying on standard technologies to meet the scalability, performance and robustness expectations of enterprises and public organizations.

Standard building blocks for an innovative architecture

Send

See

- Bull Nova Servers
- SAP benc on NovaS 4040
- Major IS\ support NovaScal announce

At the heart of the FAME architecture, Bull has adopted the Intel® E8870 chipset, which is used to build the new generation of Bull NovaScale servers. On top of it, Bull innovates with its FSS (FAME Scalability Switch) technology, which federates the four-way processors boards and optimizes memory and I/O. The FSS is the scalability cornerstone of these servers.

Innovations for mainframe-class scalability, availability and multi-environments

The FAME architecture provides best-in-class scale-up and scale-out configurations: SMP multi-processor systems up to 32 processors and clusters.

NovaScale servers will run simultaneously several environments: Microsoft® Windows® Server 2003, Linux® and GCOS, on a single server. With the support of the GCOS environment, Bull guarantees to its customers the longevity of their applications in the long term.

Furthermore, Bull equally takes advantage of its participation in the Open Source initiative, and of its contribution in the Atlas project, to deliver powerful Linux-based infrastructures.

The high-availability of NovaScale servers is ensured by:

· Redundancy of all components.

· The capacity to easily isolate or replace faulty components, without service disruption.

· A global and unified system visibility, through a single Web-based administration console. This console can be easily integrated in the customer's information system management platform.

The Bull NovaScale range

The Bull NovaScale range initially includes 3 models: NovaScale 4040, NovaScale 5080 and NovaScale 5160.

· **NovaScale 4040** server: A compact model, supporting up to four Itanium® 2 processors. Delivered ready-to-use in a 19U and a 36U rack, it can be easily clustered to notably meet the requirements of High Performance Computing. Entry price: 25,000 euros.

· **NovaScale 5080 and NovaScale 5160**: based on a parallel and redundant architecture, these models support respectively up to 8 or 16 processors, from 900Mhz with 1.5 MB of cache to 1 GHz with 1.5 MB to 3 MB of cache. Prices start at 85,000 euros and 95,000 euros respectively.

This range brings scalability, performance and robustness, at an optimal entry cost for high-end servers.

These servers will support SuSE Linux Enterprise Server 8, powered by UnitedLinux, Windows Advanced Server Limited Edition 1.2 and, when available, Windows® Server 2003, thereby offering customers and partners a large choice of solutions.

Bull will progressively introduce new NovaScale models in 2003 and

beyond, to integrate its own developments in particular physical partitioning, as well as follow-on Intel® Itanium®2 processors.

i-scale Attitude Program and Competence Centers

Bull launches the i-scale Attitude program for its ISV partners, to provide with them a broad applications portfolio.

Bull cooperates with the largest ISV (Independent Software Vendors) to optimize their applications on the NovaScale server family:

· with Microsoft for Windows® Server 2003 Enterprise Edition and Data Center Edition environments, as well as Microsoft SQL Server 64 bits.

· with SAP for ERP software.

· with BEA for its WebLogic offer. Bull also selected JRockit TM 8.1 Java Virtual Machine as the standard JVM on its NovaScale servers.

· with Oracle to provide database solutions to handle very large volume of data, meeting strong performance and robustness requirements.

· with the ObjectWeb consortium, in which Bull is an active member, to provide JOnAS infrastructure application server.

To accelerate the availability of applications, Bull has dedicated Competence Centers to its partners and customers.

Solution Centers have a mission to help ISVs and software developers to port their applications on NovaScale servers, in particular by bringing both porting, performance optimization and benchmark expertise on Linux and Windows.

Competence Centers, specialized in the deployment of strategic enterprise applications (ERP/SCM, data warehouse, databases, e-infrastructure) provide expertise to optimize performance, size infrastructure and help customer deploy their IT solutions.

HPC Competence Center helps scientific and technical customers in the choice and the optimization of computing and storage infrastructures, in their deployment and in the training of users.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull NovaScaleTM 4040 server sets new performance levels on SAP® Standard Application Benchmark

New, 4-way Intel® Itanium® 2-based server sets the standard for the industry

Paris, March 21, 2003 -

Bull has established a new performance level for the two-tier SAP® Standard Application Sales and Distribution (SD) Benchmark on 4-processor Intel® Itanium® 2-based platforms under the Microsoft® Windows® operating system. Bull's result reached 490 simultaneous SAP SD Benchmark users.

The SAP Standard Application SD Benchmark simulates the maximum number of concurrent users supported by a system with response times of less than two seconds.

This new result provides further proof of NovaScaleTM 4040 performance excellence, as it means the NovaScaleTM 4040 performs better than any other Intel 32-bit server of fewer than 8 processors, regardless of operating system.

Technical Details

The benchmark was performed on a NovaScaleTM 4040 server, equipped with four 1-GHz Itanium 2 processors with 3Mo third level cache, 16 Go of main memory and 534 Go of disk running the Microsoft Windows Server 2003 (64-bit) Enterprise Edition and the Microsoft SQL Server 2000 (64-bit) database.

Certified by SAP AG, the benchmark was conducted on SAP R/3® Release 4.6C.

Running the two-tier SAP Standard Application SD Benchmark, Bull achieved the results of 490 concurrent SAP SD Benchmark users, 2,470 SAPS, 148,000 dialog steps per hour, an average dialog response time of 1.93 and 49,330 fully processed order line items per hour. More information on the benchmark is available at http://www.sap.com/benchmark.

Long-Time Partner

Bull has been an SAP Global Technology Partner since 1991. Bull operates Competency Centers for SAP in the partnerport building in Walldorf, Germany, in Echirolles and in Les Clayes sous Bois, France, dedicated to sizing and tuning SAP applications for peak performance on Bull servers.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull strengthens enterprise solutions deployments in Microsoft® Windows® Server 2003 environments

With NovaScale, its new range of open servers, and its Windows 32 bits and 64 bits Competence Centers, Bull enables enterprise solutions deployment in Microsoft® Windows® Server 2003 environments with enhanced performance and robustness

Paris, April 23, 2003 -

At Microsoft's Enterprise Software Conference held in Paris, Bull confirms its leading edge expertise in the deployment of Microsoft® Windows® based infrastructure solutions and applications on its Express5800 32 bits range of servers and on NovaScale, its new 64 bits range. Bull also announces it has reinforced its Competence Centers with new 64 bits expertise, so as to provide high end performance and scalability required by large enterprise applications.

"*Windows Server 2003 is designed to be a great 64-bit server platform that delivers significant performance and cost savings*," said **Bill Veghte, Corporate Vice President Windows Server Group, Microsoft Corp** . "*We see great opportunities for customers to benefit from this optimized 64-bit computing platform using new Intel® Itanium®2- based Bull servers. Windows Server 2003 and SQL Server 2000 solutions on the new Bull server range will deliver the reliability, availability and scalability required by enterprise applications.*"

Technological expertise and innovation to better serve customers

The partnership between Bull and Microsoft highlights the tight technological, marketing and sales cooperation between the two companies. It notably includes the validation of Microsoft® Windows® Server 2003 and SQL Server 2000 on Bull's NovaScale and Express5800 server ranges.

Bull and Microsoft Corp. work in close collaboration to:

- Optimize present and future versions of Microsoft's software on Bull servers,

- Increase the specialization of Bull's Competence and Support Centers in Microsoft environments,

- Provide a complete range of services and enterprise solutions.

Bull Competence and Support Centers

Through is new Competence Centers, and in addition to its Support and high availability Centers, Bull provides its customers numerous specialized resources to offer a complete range of services, from audit to deployment. Bull has notably developed two Competence Centers and one remote Support Center for Microsoft based environments and platforms :

· **The Windows® 2000 Datacenter Competence Center**: Microsoft certified, this center offers a global expertise in Windows® 2000 Datacenter environments and related applications. It includes 24h/24 support and high availability services.

· **The Windows® Server 2003 Competence Center**: The main mission of this center is to qualify and certify Bull platforms for Microsoft environments. This center has also the mission to size and optimize software or customer solutions, to develop customer prototypes in Windows® Server 2003 environments and with related Microsoft .Net Enterprise Servers applications, such as SQL Server, Biztalk Server and Exchange Server.

· **The Bull Remote Services (Bull Tele-Services) Competence Center**: With this new center for software support, Bull provides its customers with numerous specialized resources to offer a complete range of remote services, including consulting, support for use, management and operation. "Microsoft Gold Certified Partner", this center is certified for providing 24x7 support, with personalized service. It provides a global entry point for the coordination of all support needs.

Enterprise Services and Solutions

Backed by a strong expertise in complex projects management inherited from its experience in high end servers and mainframe operations, and in large PC infrastructure deployments, Bull helps enterprises manage the migration to Microsoft® Windows® 2003, and its impact on information systems, by proposing a portfolio of integrated and innovative solutions.

In the framework of its partnership with Microsoft, Bull offers a complete range of services in Microsoft environments. Bull notably offers particular expertise in three domains:

· **Deployment, security and robustness enforcement** for the operation of **infrastructure solutions** (Exchange messaging, Internet solutions),

· **Migration services** to Windows® 2000, Windows® XP and Windows® Server 2003, as well as servers and applications consolidation,

· Enterprise solutions (SAP R/3, business intelligence and datawarehouse solutions...).

Leveraging its expertise in telecommunications, finance, manufacturing and in the public sector, Bull also offers a unique know-how in integrating new business specific applications to meet its customers needs.

This approach recently allowed Bull to be chosen for a growing number of large customer projects, such as Suez for the migration of Suez's application to Windows 2000, or EDF for the Help Desk and Windows® operation support.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings

to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

The Board of Directors of Bull met to review the financial statements for fiscal year 2002.

These statements were in line with the unaudited results announced on February 13, 2003."

Paris, April 30, 2003 -

The Board of Directors of Bull met on April 30, 2003 to review the financial statements for fiscal year 2002. These statements were in line with the unaudited results announced on February 13, 2003.

The Board commended the recovery efforts undertaken by Bull's Management and employees in 2002. These efforts led to the successful completion of the first two steps in Bull's turnaround plan, as presented to the Board on March 14, 2002.

These two steps were, on the one hand, a radical reduction in the cost structure in the first half of 2002 and, on the other, the return to positive operating margin in the second half of 2002. Having exceeded the second objective with positive EBIT of €18 million, Bull has demonstrated its ability to generate a profit thanks to a cohesive organisation, rigorous management and a clearly defined industrial strategy. The Company confirms its forecasts for the first half of 2003, as announced with the unaudited full-year results.

On March 21, Bull launched NovaScale, its new range of servers based on Intel's® Itanium® 2 64-bit processor. To date, 7 systems have been ordered and delivered and many customers around the world have expressed interest in the new range. In addition, Diane, the Intel® 32-bit-based GCOS7 server, continues to experience great commercial success, with 130 systems delivered since its launch in May 2001. At the end of this year, Bull will ship its first Intel® Itanium® 2 GCOS 8 servers. These announcements clearly demonstrate that the new strategy of Bull, based on Intel® chip technology, has entered a dynamic phase of execution.

The Board also noted that Bull continues active negotiations in view of reshaping its shareholder structure within the next few months.

Based on these facts, the Representative of the French State indicated that, to allow Bull to continue the negotiations underway, the State does not intend to enforce reimbursement of the €450 million in aid it granted in 2002 until these negotiations have been completed, which shall take place before the end of this year.

The Board of Directors took note of this decision, which allows Bull to close its books for the 2002 fiscal year. In this respect, it is worth noting that the French State's position, which is due to legal issues related to closure of the 2002 fiscal year, has no impact on the calendar for Bull's recapitalisation plan, which in any event must be completed significantly before the end of the year.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull launches Evidian Openmaster Enterprise monitoring, an integrated monitoring software solution for medium size organizations

With OpenMaster Enterprise Monitoring, a simplified release of its OpenMaster software suite, Bull Evidian offers to small & medium enterprises and to decentralized entities of large groups all the power of large IT monitoring and management frameworks, within a packaged and simple to deploy solution, with rapid return on investment (ROI).

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OpenMas Enterpris Monitorin

OpenMas

Paris, May 22, 2003 -

Bull Evidian, the secure management software entity of Bull, today announced OpenMaster Enterprise Monitoring, a simplified release of its OpenMaster service management suite, dedicated to small and medium enterprises, and to decentralized entities of large groups.

This offer is designed to answer the growing needs of small and medium organizations, which intend to deploy an IT monitoring and alarm management solution, with rapid ROI. Up to now, these entities had only the choice between complete IT management frameworks for large enterprises - powerful but costly and complex to deploy - and light software solutions, less complete and powerful, allowing only a partial monitoring and management of Information Systems.

With OpenMaster Enterprise Monitoring (EM), a simplified and packaged release of its OpenMaster software suite, Evidian offers at last to small & medium enterprises and to decentralized entities a simple dedicated solution, providing a complete set of features, ease of deployment and attractive pricing.

A complete IT monitoring solution

OpenMaster EM offers a complete and integrated set of monitoring, alarm management and audit software tools. Fitted in particular to the needs of medium IT call centers and help desk teams, OpenMaster EM offers :

- **Consistent monitoring of Information Systems** OpenMaster EM gives a global status view of Information Systems on one console, with business process views. Enabling a unified monitoring of network equipments, servers (Windows, Unix, Linux, Novell...), middleware (Oracle,...) et applications (web...), OpenMaster EM enables immediate detection of any incident, before its significantly impacts end-users activity.

- **Alarm management and diagnostic** Generating alerts et alarms for every kind of event - according to the service level required - OpenMaster EM enables monitoring teams to analyze immediately the root of any incident. In addition, specific expertise modules (networks, Oracle, web...) facilitate problem diagnostic and resolution by technical experts.

- **Management workflow facilitation** Allowing to prioritize management tasks, depending on the business logic and on the required service level, OpenMaster EM facilitates the management workflow for each incident : alarm redirection towards appropriate experts (networks, servers, middleware,...), link with help-desk management (Remedy AR System), alert to operating managers in case of impact on the business activity.

In addition, detailed reporting features facilitate the analysis of the service level provided, and the follow up of the SLA (Service Level

Agreement) compliance.

A monitoring tool adapted to enterprises' specific business processes

Relying on OpenMaster's unified architecture, OpenMaster EM enables business process oriented management, extending the basic technical views per components with advanced management views for specific business processes and organizations.

The business personalization is very simple to apply. As soon as it is deployed, OpenMaster EM makes an automatic discovery of all IT components (networks, servers...), with creation of associated maps and navigation trees. Building on this foundation, personalized monitoring maps - with business process and organization views - can be adapted in a very simple way. They enable to monitor, for example, order/billing processes in manufacturing, logistics chains in retail, heart monitoring chains in hospitals,...

Bull Evidian integrator partners, in particular Bull Services, offer complete associated services : installation, personalization, training...

OpenMaster EM offers therefore a simple and powerful solution to medium size organizations that want to optimize the service quality of their Information Systems, with rapid ROI. OpenMaster EM can of course migrate later towards a complete OpenMaster management suite, if the organization whishes to extend its monitoring and alarm solution with additional service management features.

A proven technology

OpenMaster EM is built on Bull Evidian's OpenMaster technology, which is recognized as a leading IT and telecom service management software suite. OpenMaster and its specific release dedicated to telecom players - OpenMaster for telecom - is used by numerous large enterprises and governments worldwide : Arcor, British Telecom, Castorama, China Telecom, CNAF, EdisonTel, Ericsson, France Telecom, GSIT, Hutchison, Intelsat, Intermedia, Legrand, Lockheed Martin, Matra Nortel, Motorola, MTS, O2, Orange, Quest Wireless, Telia, T-Mobile, Vodafone, Wanadoo...

Availability and pricing

OpenMaster EM is available immediately. Price depends on the number of IT components to manage. For example, a medium configuration (management of 11 servers and 200 network equipments) is proposed at the price of 39.000 Euros.

Screenshots

Screenshots of OpenMaster EM management interface are available at : http://www.evidian.com/press/resources/index.htm

About Bull Evidian

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from servers design and manufacturing for secure networked infrastructures, to applications design, integration and outsourcing.

Bull Evidian is Bull's secure management software unit. Bull Evidian is a leading international player in security and service management software, in particular with its AccessMaster and OpenMaster software suites.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull: Details

Paris, June 2, 2003 –

In response to wide fluctuations in its share price between May 30 and June 2, 2003, Bull has indicated that no new event has occurred since its press release dated April 30. In particular, discussions concerning Bull's recapitalization are continuing with several parties but have not yet reached a decisive stage.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles — 78434 Louveciennes Cedex — France
Phone: +33(0)1 39 66 70 55 — Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Conforama chooses Bull NovaScale servers to host its datawarehouse applications

Paris, June 17, 2003 -

Conforama has chosen theNovaScale™ servers, Bull's new range of servers to host its datamining applications. The 5080 and 4040 series selected by Conforama are Intel® Itanium® 2 based systems running Microsoft® Windows® Server 2003 64 bits.

For several years, Conforama has been running a dedicated architecture for its datamining applications so as to precisely monitor their activity (marketing analysis ...)

Facing the tremendous importance played by these applications, Conforama has decided to increase both performance and quality of services delivered to customers consulting the company's databases.

This motivated the launch of the project beginning of 2003 to be operational in September 2003.

Bull was selected by Conforama for three main reasons :

- Costs
- Evolving technology fitting all of their requirements
- Availability lead-time.

The new infrastructure had to be extremely powerful so as to fulfil Conforama's requirements in terms of service continuity and also comply with the high volumes of transactions (several tera bytes). On the other hand, this infrastructure had to be particularly scalable so as to match expected increase in workload.

Why Bull NovaScale™ servers

« *We had selected the Intel's Itanium® 2 technoloy and Microsoft tools to build our new infrastructure.. Bull NovaScale™ servers's scalability, performance and availability quickly convinced us. On all of these criteria they beat the competition.*» said Jean Nicloux, Conforama's Chief Technology Officer.

When signing the contract, Bruno Pinna, Intel servers business unit Director declared: "*This is a very important success that demonstrates the superiority of Bull NovaScaleTM servers in large datawarehouse projects, one of their privileged areas". This sales success shows the extreme interest of companies for flexibility, scalability and performance of our new NovaScaleTM servers* ».

The solution developed for Conforama

The solution developed for Conforama consists of:

Hardware architecture consists of two Bull Bull NovaScale™

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servers, Bull's new generation of FAME based (Flexible Architecture for Multiple Environment) servers, equipped with Intel® Itanium® 2 processors.

- A 2 way NovaScale 4040 server will be used as an OLAP (On Line Analytical Processing) server .
- A 4 way NovaScale 5080 server, is to host the datawarehouse . By the end of 2003, this server will be upgraded to a partitionable 8 way to host the OLAP, environment, SQL server as well as development activities. The 64 bit architecture of these servers gives them a leading edge in the management of very large databases and are optimised to run extremely sophisticated analysis with high level performance.

  These servers will adopt Intel's "Madison" processors upon availability.

The software architecture, as suggested by Microsoft will incorporate Windows® Server 2003, 64 bits SQL server 2000 database and OLAP services so as to fulfil Conforama's requirements in terms of both services continuity and evolving needs in volumes and increased workload. Data extracts will be made from production servers in the 173 French outlets while Multi dimension analysis will be carried out from OLAP cubes

Conforama Press Contacts:

Marie-Christine Lavaux : 01.60.95.25.62 - mclavaux@conforama.fr

Stéphanie Mathieu : 01.60.95.26.43 - smathieu@conforama.fr

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

CONFORAMA

Bull announces the availability of Intel® Itanium® 2 processors with 6 MB L3 cache on its range of NovaScale servers

Paris, June 30, 2003 -

Bull confirms its commitment to the development of a range of enterprise servers based on Intel® Itanium® processors, by integrating the Itanium® 2 with 6 MB L3 cache memory in its Bull NovaScale™ range of servers.

NovaScale™ servers are based on Bull's "FAME" (Flexible Architecture for Multiple Environments) architecture and Intel® Itanium® 64-bit processors.

Being at the forefront of manufacturers investing in Intel®'s Itanium® range of processors has given Bull a leading edge in mastering powerful infrastructures, which is the cornerstone of its strategy.

The new version of Intel®'s Itanium® 2 processors improves performance by up to 50%, depending on the application. Combined with the FAME architecture, it gives Bull NovaScale™ servers the best performance on the market. It also reinforces Bull's application offering, particularly for the public sector, defence, telecommunications, and technical and scientific computing.

"These new processors confirm the great potential of Itanium technology for powerful commercial and scientific applications," said Bull Chief Technology Officer Michel Guillemet. "By combining NovaScale's™ innovative architecture with Intel's latest technologies, Bull helps overcome the performance and management limits set by large volumes of data. This demonstrates our ability to give our customers immediate access to the most powerful technologies."

The first three models in the Bull NovaScale™ range, the NovaScale™ 4040 (4 processors), NovaScale™ 5080 (8 processors) and NovaScale™ 5160 (16 processors), include the new Intel® Itanium® 2 processor with 6 MB L3 cache, available in 1.5 GHz/6MB, 1.4/GHz/4MB, and 1.3 GHz/3MB. versions.

Bull NovaScale™ servers run several operating systems, including Windows® Server® 2003, Linux Red Hat Advanced Server 2.1 et Suse Enterprise Server 8.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance,

telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull announces NovaScale 9000

Its new generation of GCOS 8 servers based on Intel's® Itanium® 2 processors

Paris, September 8, 2003 -

Bull today announced the NovaScale™ 9000 Series, its new generation of GCOS 8 enterprise servers. Based on Bull's FAME (Flexible Architecture for Multiple Environments) architecture, these new servers reflect the Group's ambition to deliver powerful IT platforms that utilize standard technologies. The new NovaScale™ 9000 Series is based on Intel's® Itanium® 2 processors, thereby fulfilling customers' highest expectations in terms of openness, flexibility and continuity.

Providing GCOS customers with a long-term evolution path is at the heart of Bull's strategy. This includes giving them with the best of what new technologies and standards can offer, while also protecting their current applications and investments.

The NovaScale™ 9000 series will enable the GCOS 8 environment to run on Intel's® most powerful Itanium® processor platforms and on Bull's FAME architecture. GCOS 8 applications will run without change or recompilation on the NovaScale™ 9000 Series.

Bull's NovaScale™ 9000 Series will combine GCOS 8 and open environments within a single platform- thereby providing customers with total operational continuity for their production applications and easy integration of new applications from the standard environment.

Bull NovaScale™ 9000 series specifics:

As the utmost solution for GCOS 8 customers, the NovaScale™ 9000 series brings GCOS' robustness, Intel's performance and simple openness to Linux and Windows environments.

- **Openness**: GCOS 8 will easily cohabitate with Windows and Linux to interoperate with e-business applications.
  Memory-to-memory fast exchange mechanisms have made it easy for the user to integrate production applications with standard environment functionalities.
- **Interoperability with the new e-business applications**: The launch of the Bull NovaScale™ series has taken on a new dimension, facilitating and speeding up the insertion of GCOS 8 servers into new infrastructures: J2EE applications servers, TCP/IP, internet, intranet and web services.
- **Partitioning and multi-environment**: Thanks to specific partitioning functionalities, several applications running under operating systems such as GCOS 8, Linux or Windows can be safely consolidated on a single server.
- **Business Continuity for GCOS 8 applications**: Bull NovaScale™

9000 servers have inherited the robustness, security and availability of GCOS 8. They also integrate self-healing and disaster recovery functions in case of GCOS 8 problems.

- **Performance**
  Performance and evolution capabilities are unlimited in the long term since the Bull NovaScale™ 9000 Series will immediately benefit from every performance improvement that Intel brings to its future generations of processors. .

Characteristics of the first available models: Bull NovaScale 9080

The first eight Bull NovaScale™ 9080 models provide power up to 840 Transactions Per Second (TPS). They offer an evolutionary path for the Bull DPS 9000/500 (RPM2) systems and for the Bull DPS9000/700 (Jupiter 1)systems, as well as providing increased power, capacity and new functions of the SR5.2 version of GCOS 8, which is available on the NovaScale™ 9080 and the large Bull DPS 9000 (Olympus 2) systems.

Pricing and availability :

The entry Bull NovaScale™ 9080 systems will be available as of November 2003.

The price of entry level Bull NovaScale™ 9080 starts at 110 000 euros.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull: Details (French version only)

Paris, September 15, 2003 –

In today's issue, Les Echos reported that several OCEANE bondholders had proposed a plan to take control of Bull.

Bull confirms that no such plan from OCEANE bondholders had been presented or submitted to the company.

For several months, Bull has been working on other recapitalization solutions that are moving forward and all of which imply sacrifices on the part of the State creditor, OCEANE bondholders and current shareholders.

Under the circumstances, Bull hopes to implement a solution in accordance with the timetable that has been provided on several occasions by its Chairman Pierre Bonelli.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles — 78434 Louveciennes Cedex — France
Phone: +33(0)1 39 66 70 55 — Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

04 APR -9 AM 7:21

Bull announces its NovaScale Blade Series

A highly optimised form-factor server range designed to enable a cost-effective deployment of large-scale IT infrastructures

San Jose, September 17, 2003 -

Bull announces today its new NovaScale™ Blade Series.

The NovaScale™ Blade Series will strengthen the dynamic positioning of the current Intel® based NovaScale™ range of servers, Bull's latest generation of high-end open servers dedicated to business and scientific applications. Bull NovaScale™ is a fully modular server range based on standard building blocks offering an exceptional price/performance ratio.

With this announcement, Bull takes up the challenge of building modular computing IT infrastructures with its large SMP NovaScale™ servers, the NovaScale™ Blade Series and associated middle-ware application portfolio. The overall Bull offering will enable cost-effective deployment, efficient management as well as dynamic scaling of IT resources. The NovaScale™ Blade Series is based on the Intel® Enterprise Blade Server Family, which features the Intel® Xeon™ processor.

"Intel is bringing new modular building blocks to the emerging blade server market segment," said Phil Brace, director of marketing, Intel Enterprise Platforms and Services Division. "We are happy to support Bull in their business goals by supplying key building blocks that offer the flexibility, serviceability, manageability and reliability to ensure a cost-effective and quality solution."

The NovaScale™ Blade Series has been designed to fulfil the highest expectations of customers requiring server consolidation, good density scale-out architectures, as well as migration towards Linux clusters, within space and cost constraints. With the NovaScale™ Blade Series, Bull addresses the specific requirements of companies challenged with the consolidation of thousands of replicated network applications, such as Internet service providers and telecommunications operators.

"We are pleased to extend our relationship with Intel to deliver a new generation of modular servers. The NovaScale™ Blade Series reinforces our NovaScale offer and will help customers to consolidate their overall infrastructure at a lower cost. Our value proposal based on high flexibility will be very attractive and will meet various customer needs," said Bruno Pinna, Director of Bull's Intel Business Unit.

The NovaScale™ Blade Series specifics

Deployment optimisation: The NovaScale™ Blade Series allows the sharing of resources between multiple server blades, thus simplifying deployment operations and optimising costs.

Improved serviceability: The NovaScale™ Blade Series greatly reduces the number of cables, support tool-less modules and hot-plug components. As a consequence, repair time is optimised and support simplified .

Seamless management: Bull's NovaScale™ Blade Series will be managed with a highly sophisticated pro-active management platform to monitor and simplify the blade deployment. This management platform will also handle the NovaScale™ server management and will be easily integrated within existing enterprise management platforms, thus allowing customers to focus on service management.

Flexibility: The NovaScale™ Blade servers are easily adaptable to a variety of application requirements. They include several storage and several network fabric options.

High availability: Overall redundancy of all of the critical components ensures no single point of failure.

The NovaScale™ Blade Series characteristics

The NovaScale™ Blade Series is made of the NovaSale™ Blade Server high density chassis (7U), holding up to 14 server Blade servers, the NovaScale™ Server compute Blade, supporting one or two Intel Xeon processors 2.6 GHZ with 512 KB L2 cache running at 533 MHz FSB, and the management module. The NovaScale™ Blade Series will run Microsoft® Windows® 2000, Microsoft Windows 2003 and RedHat®.

The NovaScale™ Blade Series comes with a centralised management platform to easily deploy very large mid-tier application server configurations, or infrastructure configurations (DNS, DHCP, firewalls, server-based computing, etc.).

This new server range will be available as of third quarter 2003.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull

68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull Evidian announces AccessMaster NG, a new-generation software suite to secure the extended enterprise

With a modular and integrated architecture, the Evidian AccessMaster NG (New Generation) software suite allows organizations to deploy a consistent identity and access management policy on the whole information system, step by step, with rapid return on investment. It therefore helps enterprises to develop exchanges in full confidence in a networked world, while protecting their critical applications and reducing security management costs.

Paris, October 7, 2003 -

Bull Evidian, a subsidiary of Bull specialized in secure management software, today announced AccessMaster NG, a new-generation enterprise security management software suite, resulting from the major evolution and integration of its AccessMaster and PortalXpert software suites, already recognized as leading security management software solutions.

Answering the complexity of identity and access management in heterogeneous environments

AccessMaster NG has been designed to answer the needs of enterprises that want to deploy consistent security policies, with rapid return on investment (ROI). The first comprehensive, integrated and modular identity and access management software suite, AccessMaster NG satisfies in a simple way the security needs of networked enterprises.

Comprehensive, AccessMaster NG covers most environments (web, mainframes, citrix, Windows, Unix, Linux...), directories (OpenLdap, Microsoft, Sun, Novell, IBM...), authentication modes (password, token, certificate, biometrics...) and organization (centralized, decentralized and multi-domains). Integrated, it enables consistent identity and access management, from web to legacy. Modular, it allows organizations to manage their security progressively according to their priorities, while opening to future evolutions in complete flexibility.

Relying on Evidian's recognized technology in access control for distributed environments, Single-Sign-On (SSO) and integrated security policy management, AccessMaster NG offers numerous new features:

- **Unified identity and access management, from web to legacy** - AccessMaster NG allows to globally manage profiles and rights, all along the user life cycle through a direct interface with the multiple LDAP directories of the enterprise, its subsidiaries and -possibly- its partners. This open, unified approach for both web and non-web environments favors flexible and consistent user management, leveraging the existing directories (employee directory from HR, e-business community directory, subsidiary directory, customer directory...) without imposing the deployment

of a unique, centralized directory.

- **The support of multi-domain security policies** - In the extended enterprise, as in e-business communities, users are not always all managed in a purely centralized way. Regional branches, subsidiaries or even partners can choose to manage their own users independently. Compliance with the SAML standard allows AccessMaster NG security servers within an organization to verify third-party users' identities from the security servers of the domain they belong to (subsidiary, partner...). Once the third-party users are authenticated, they can be dynamically assigned the appropriate access rights depending on the level of trust granted to the third-party organization. This flexible approach - distinguishing authentication and access control - solves in a simple way the exponential complexity of user management between multiple distinct organizations.

- **Advanced and customizable delegated management**, user self-service and approval workflow - Adapting to the distributed security policies of each enterprise, all the AccessMaster NG modules now integrate advanced and customizable delegated management, user self-service and approval workflow functions. An approval workflow procedure makes it possible to automatically escalate requests for account creation, modification or revocation to the appropriate decision levels: operational managers, human resources, etc.

- **Advanced certificate and cryptocard management, even in heterogeneous environments** - While offering its own registration and certification authorities, AccessMaster NG also interfaces with the main certification authorities on the market (Microsoft, Sun, Entrust...). This facilitates a consistent Public Key Infrastructure (PKI) management, even in heterogeneous, multi-PKI environments, such as federations of partners.

- **A flexible, modular architecture** - Whether they plan to deploy an entry-level SSO, control access for key applications or manage identities, enterprises can choose to deploy a single or several AccessMaster NG modules. Independent, these modules allow simple deployment, with rapid ROI. Integrated, they natively interoperate with the other modules, which can be added one by one, as needed. AccessMaster NG modules also interoperate easily with other market solutions, notably in identity management, thus offering great flexibility.

- **A broad set of APIs** - AccessMaster NG Application Programming Interfaces (APIs) have been extended, allowing enterprises and integrators to easily interface AccessMaster NG with third-party solutions, as well as to develop specific new functionality rapidly.

The first truly comprehensive, integrated and modular identity and access management software suite for the enterprise

AccessMaster architecture has been reviewed to allow progressive deployment of security policies, with rapid ROI at each step. AccessMaster NG now comprises eight independent and complementary modules, answering three kinds of need: identity management, secure access control, and plug-and-play single sign-on.

Identity management

- **Evidian Identity Manager**: consistent management of

employees, partners and customers, within multiple LDAP directories (MS Active Directory, OpenLDAP, Sun ONE Directory, Novell e-Directory, IBM Lotus Directory, ...).

- **Evidian Provisioning Manager**: Automation of user management across distributed enterprise systems and applications, with dedicated agents: Windows NT/2000/2003, Unix, Linux, MVS, GCOS, SAP, Lotus Notes, Netware, MS Exchange, MS SQL Server...

- **Evidian Certificate Manager**: creation, certification, storage and revocation of keys and cryptocards

- **Evidian Approval Workflow**: approval cycle management of user profiles and rights (creation, modification and revocation) by the appropriate managers: operations, IT, security, HR, etc.

Secure access control

- **Evidian Secure Access Manager - Web Edition**: Centralized management of authentication, access control and audit, in Internet and Intranet environments.
- **Evidian Secure Access Manager - Standard Edition**: Centralized management of authentication, access control and audit, in client-server and mainframe environments.

Plug-and-play single sign-on

- **Evidian SSO Xpress - Web Edition**: Plug-and-play SSO for web environments. This is an entry-level web SSO module, able to evolve towards Secure Access Manager-Web Edition.

- **Evidian SSO Xpress - Standard Edition**: Plug-and-play SSO for Windows environments. This is an entry level-web SSO module, able to evolve towards Secure Access Manager - Standard Edition.

Independent and integrated, each module natively interoperates with other modules, which can therefore be added progressively when needed, making it possible to set up a global and integrated security policy.

Proven technology

AccessMaster NG is developed by Bull Evidian, recognized as the European leader in access control and user management software. In 2000, 2001, and again in 2002, Evidian's offer received the worldwide "Best Access Control Solution" award from SC Magazine, the premier magazine in IT security.

Leading corporations, government organizations, banking, financial, and manufacturing companies around the world rely on Bull Evidian to secure their IT and telecom infrastructure. Customers include EADS (European Aeronautic Defence and Space Company), CNAM (the French health system) and T-Mobile (the leading German mobile operator).

Availability

AccessMaster NG will be available as of October 2003, except Certificate Manager and SSO Xpress □Standard Edition modules, which will be available in December 2003, and Approval workflow, which will be available in the first semester of 2004. The

AccessMaster NG security server is available on Windows 2000 and 2003, AIX and Solaris, plus Linux for the SSO Xpress - Web Edition server.

Architecture schema and screenshots

An architecture schema and screenshots of AccessMaster NG management interface are available at: http://www.evidian.com/press/resources/index.htm

About Bull Evidian

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from server design and manufacturing for secure networked infrastructures, to applications design, integration and outsourcing.

Bull Evidian is Bull's secure management software unit. Bull Evidian is a leading international player in security and service management software, in particular with its AccessMaster and OpenMaster software suites.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull: Details (French version only)

Paris, October 13, 2003 –

Further to an article published in Les Echos, Bull has provided the following details:

There have been no significant developments concerning Bull's financial restructuring plan further to its press release dated September 15. As a result, there has been no news liable to cause significant fluctuations in its share price. In particular, the simplistic solutions and truisms referred to in the article in Les Echos would be unable to solve Bull's recapitalization problem, which is technically complex given the many regulations and participants involved.

Bull has stated on several occasions that any financial restructuring solution would seek the approval of the European Commission and would imply significant sacrifices on the part of the state creditor, the OCEANE bondholders and current shareholders.

Given this, any successful solution will require the cooperation of the parties involved, some of whom may, under certain conditions, take their place alongside Bull's core investors in rebuilding the company's future.

Given the complexity of the situation, Bull's primary concern is to conduct negotiations in a professional and completely confidential manner. The company regrets that rumors with regard to all sorts of assumptions might prejudice the judgment of investors and feed speculation on the prices of the share and the OCEANE bonds.

Finally, the most important point concerns Bull's business, which in 2003 has seen a lasting recovery in its operations that places it among the healthiest companies in its sector worldwide, as demonstrated by its operating profits in the second half of 2002 and the first half of 2003.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles — 78434 Louveciennes Cedex — France
Phone: +33(0)1 39 66 70 55 — Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull and Oracle strengthen their cooperation working together on unbreakable infrastructure

Paris, October 22, 2003 -

Bull today announced the renewal of its corporate agreement with Oracle to deliver end-to-end infrastructure, collaborative and e-business solutions for public sector, banking, finance, telecommunication and industry sectors.

In addition, Bull takes the opportunity of the OracleWorld industry show to demonstrate two key areas of focus and partnership with Oracle.

Bull and Oracle working together on unbreakable infrastructure

According to their renewed agreement, Bull and Oracle are partnering to deliver to their customers the most scalable and reliable solutions, combining Oracle9i, Oracle 10g or Oracle Collaboration Suite together with Bull NovaScale, its new generation of Intel® Itanium® 2-based servers.

In particular, the alliance between Bull NovaScale™ servers and Oracle 10g will set a new standard for unbreakable database servers that run the most demanding and critical applications. In addition, the NovaScale high-end servers allow significant optimization of the operational cost of the IT infrastructure and provide a major improvement in the price/performance ratio.

Customers who are looking for high-end data warehouse solutions will benefit from the power of Oracle 10g and the NovaScale superior ability to manage large volumes of data.

Furthermore, Bull's broad range of services for developing, integrating and deploying applications based on Oracle products, combined with its expertise in designing, tuning and optimizing the underlying infrastructure will help customer meet their requirements in terms of cost effectiveness, flexibility, easy to use and to manage

"We are pleased to work with Bull to provide customers with innovative and open technologies. Our Intel® and Linux® strategy fits perfectly with Bull's ability to deliver scalable, robust and optimized infrastructure solutions based on NovaScale, its new Intel® Itanium® 2 based range of servers. Our joint solutions will enable customers to reduce cost and optimize their ROI" declared Stein Surlien, vice president alliances and channels, Oracle Europe, Middle East and Africa.

"The value that Bull brings on top of Oracle solutions is linked to our intimacy with technology that enable us to design, implement and tune the global solution to the benefit of our customers" said Danielle Asheuer, Executive Vice President, Group Marketing.

Bull exhibiting at OracleWorld

Booth number is 2110.

Bull will highlight the value and attractiveness of NovaScale™, its innovative new range of 64-bit open servers for the Oracle database and its expertise to implement the Oracle solutions in an optimized way.

- Bull NovaScale™, the Oracle server par excellence

thanks to Bull's innovative architecture and its Oracle Competence Center

On March 21st, Bull unveiled NovaScale, its new generation of high-end servers for business and scientific applications. Based on the Intel® Itanium® Processor Family and Bull's FAME innovative architecture, the NovaScale servers simultaneously support Microsoft® Windows® Server 2003, Linux®.

They associate the robustness of the mainframes with an exceptional price/performance ratio. Thanks to the use of Intel-standard building blocks, they significantly optimize the IT infrastructure operational costs

Bull cooperates with Oracle to provide database solutions to handle very large volume of data, meeting strong performance and robustness requirements.

Its Oracle Competence Centers bring porting, performance optimization and benchmark expertise on Linux and Windows.

"Bull's strategy fits perfectly with Oracle's aim to offer software solutions on Itanium 2, and particularly with Linux. This new offering will allow clients to significantly reduce their servers' cost-performance ratios while maintaining great flexibility," said Denis Thibaudin, director of partnerships, Oracle France at the NovaScale launch.

The demonstration will show the superior scalability of Bull NovaScale servers when running the Oracle database in a Linux® environment. This demonstration is fully representative of a real transactional customer application.

- Bull's integration services help customers to design, implement, optimize and deploy Oracle solutions

Bull's integration services are a recognized system integrator for collaborative solutions, messaging and workflow as well as application servers.

Specialized in the integration of strategic enterprise applications, its experts provide know-how to design, customize, integrate and deploy Oracle solutions while sizing and optimizing the IT infrastructure.

Our consultants will welcome customers on our stand to present the full spectrum of Bull's services for Oracle solutions.

Trademarks

Oracle is a registered trademark of Oracle Corporation and/or its affiliates.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

First half 2003 results

Paris, October 24, 2003 -

The Board of Directors of Bull met on October 24th 2003 and examined the financial statements for the first half 2003.

First half 2003 results

In the first half 2003 Bull recorded a turnover of 642.4 M€ against 780M€ for the first half 2002 and 733 M€ for the 2nd half 2002. The gross margin amounts to 170.6 M€ which represents 26.6% of the turnover against 170M M€ (22%) for the first half 2002 and 179 M€ (24.4%) for the second half 2002.

Significant level of expenses have been maintained on R&D which represents 30 M€ (4.7% of the turnover).

Earnings before tax, financial expenses, goodwill amortization and exceptional items (EBIT) represent 20 M€ that is 3.1% of turnover to be compared with a loss of 151 M€ for the first half 2002. This result, which is above expectations presented during the 2002 financial results communication and which follows a positive EBIT recorded in the second half 2002, confirms the strength of the turnaround of the Group Bull in a IT market still declining.

Bull has thus reached the conditions to record a steady positive EBIT, of course still under the conditions of a favourable outcome of the recapitalization process.

The net result of the Group is a profit of 1.3 M€ against losses of 524.2 M€ and 24 M€ respectively for the first half 2002 and second half 2002.

Good operational performance has allowed to reduce the net debt from 637M € at December 31st 2002 to 581 M€ at end of June 2003, which represents an improvement of 56 M€ to be compared with a planned deterioration of 35 M€.

Perspectives for 2nd Half 2003

For the second half 2003, in an IT market environment which remains difficult, and under the above mentioned conditions, the Group expects a turnover of 622 M€ and a positive EBIT of 15.8 M€.

Conclusions

The financial results have been elaborated in accordance with the accepted accounting principles and in particular the on-going concern conditions. However, regarding this specific point the Board underlines that the on-going concern necessarily requires the implementation of the recapitalization process of Bull which would allow in particular to clean-up its financial liabilities.

Given the fact that, for the time being, there are still uncertainties regarding the successful achievement of the recapitalization process, and even though there are no other remarks concerning the financial results, Auditors have issued their report without expressing an opinion on the accounts.

The Board, after having been informed of the on-going discussions, has also acknowledged the fact that whatever structure the recapitalization will have, it will necessarily require major sacrifices from all the current financial debtors of the Mother Company and its shareholders, as well as the agreement of the European Commission.

The Board has been informed about the evolution of the situation concerning the restructuring of the Group equity and will be soon informed of the outcome of the discussions in order to take appropriate decisions.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull launches network storage solutions dedicated to High Performance Computing

Bull integrates DataDirect Networks storage solutions in its large NovaScale Linux® Clusters based configurations

Paris, November 17, 2003 -

Bull today announces new network storage solutions for high performance computing. Designed for large computing centers, these storage solutions can be connected to large cluster type configurations, reaching hundreds of Bull NovaScale™ servers.

Through its collaboration with DataDirect Networks, Bull has chosen to validate and integrate the Best of Breed S2A Silicon Storage appliance line from DataDirect Networks with its NovaScale™ scalable Linux® Cluster.

Bull's solutions will therefore be able to host most demanding simulation applications requiring high I/O performance. They particularly address needs of applications in the field of nuclear physics and scientific research.

These solutions will be able to support several hundreds of on-line Tera-bytes, providing simultaneous storage access to hundreds of nodes using Datadirect's extreme performance controllers, high density storage units and administration software.

"*Bull's new NovaScale™ servers and the S2A appliance provide best of breed Computing and Storage infrastructure. High Performance computing centers have access to an overall network solution designed to resolve their specific needs*", said Paul Bloch, CEO of DataDirect Networks.

"*The combination of the excellent range of products of DataDirect Networks, Bull's experience in large SMP servers architecture and in storage solutions, provides the appropriate answer to the highly demanding simulation applications. Our customers will benefit from balanced and performing solutions, both in terms of power and I/O*", said Bruno Pinna, Director NovaScale™ servers line of products at Bull.

See
- Bull HPC solutions
- White pa new chall of High Performa Computir
- Stuttgart Universit chooses E NovaScal

See also

Bull unveils a range of open solutions for high performance computing

Stuttgart University chooses Bull NovaScale™

Bull and Quadrics team up to deliver NovaScale™ servers based clusters

November 15 -21, 2003: Bull presents the new evolutions of its NovaScale™ family of servers and of its solutions dedicated to high

performance computing at Super Computing 2003, Phoenix, Arizona.

Press resource

NovaScale clusters (high resolution jpeg file - 413 kB)

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

About DataDirect Networks, Inc.

DataDirect
NETWORKS

DataDirect Networks is the world's leading provider of networked storage and clusters for HPC and Rich Media. Providing SAN, SAN/NAS convergence and cluster solutions for Government, Research Labs, Defense, Life sciences, Broadcasting, Digital Production, Oil and Gas industries. For more information, contact DataDirect Networks at (818) 700-7600 or visit www.datadirectnet.com.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull and Quadrics team up to deliver NovaScale servers based clusters

Aimed at providing several Teraflops for industrial and public research centers, these clusters have been developed embracing Bull's and Quadrics'technologies

Paris, November 17, 2003 -

Bull and Quadrics today announce clusters designed for large high performance computing centers. These clusters encompass the power of Bull' new Intel® Itanium® 2-based Bull NovaScale™ servers and the performance of Quadrics' clustering solutions.

Partnering to deliver power and flexibility

Bull's objective is to provide Teraflops computing power to demanding computing centers through standard components based solutions. Through the Quadrics QsNetII interconnection network, they will combine several hundred large servers each supporting Intel® Itanium® 2 with 2 to 16 processors (and rising to 32-way servers in the near future).

Bull's offer answers hence the needs of most demanding configurations in terms of power, scalability and robustness. It also provides easy administration and maintenance.

The range of Bull NovaScale™ servers being based on standard components, allows Bull to deliver an extremely competitive price/performance ratio while supporting open software benefits. As a result, Research Centers will benefit from solutions with the continuity attached to standards.

Teaming up with Quadrics, Bull integrated and optimized the best of breed clustering solutions on its Bull NovaScale™ servers. These include QsNetII, a high performance interconnection network capable of scaling within SMPs as well as scaling out across large numbers of SMP nodes, and RMS (Resource Management System), a cluster configuration management environment. RMS includes events monitoring as well as launching and controlling parallel tasks through a single point of administration.

"*We feel very excited and privileged to be chosen by Bull to work with them to develop the Bull clustering solutions for high performance computing. Being chosen by one of Europe's leading manufacturers of computing technologies is another example that the benefits of using Quadrics technologies in today's clustering solutions is of true value to our partners. I am confident that Bull will be able to provide solutions that will be highly appreciated by the large laboratories and research centers to fulfill their demanding requirements in high performance computing*", said John Taylor, Technical Sales Manager of Quadrics.

"*The conjunction of Bull's wide experience in architecture of large servers based on standard components and Quadrics leadership in clustering solutions will provide our customers with highly performing*

Send

See

- Bull HPC solutions
- White pa new chall of High Performa Computir
- Stuttgart Universit chooses NovaScal

solutions and greatly reduced deployment costs, when compared to proprietary solutions", said Gérard Roucairol, Chief Scientist of Bull.

See also

Bull unveils a range of open solutions for high performance computing

Stuttgart University chooses Bull NovaScale™

Bull launches network storage solutions dedicated to High Performance Computing

November 15 -21, 2003: Bull presents the new evolutions of its NovaScale™ family of servers and of its solutions dedicated to high performance computing at Super Computing 2003, Phoenix, Arizona.

Press resource

NovaScale clusters (high resolution jpeg file - 413 kB)

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

About Quadrics

A Finmeccanica Company

Quadrics is a leading supplier and developer of high performance networking products and resource management software. QsNet product families are based on internally developed ASICs, firmware and software technologies, and offer customers high performance, scalability and flexibility. Quadrics recently announced its involvement in the two fastest Linux clusters in the world at Lawrence Livermore National Laboratory (www.top500.org). Quadrics' scalable, high performance solutions combine the industry-leading QsNet interconnect with standard microprocessor and operating system platforms. QsNet enables large clusters of these processing units to be connected together. With extremely high bandwidth and ultra-low latency, it is a crucial component for building scalable systems.

As a critical technology component, creating the right partnerships is the key to delivering success as the combination of best-of-breed

products and services will provide the most cost-effective solution. Quadrics' products have been selected by the world's leading vendors and integrators, as well as major Supercomputing Centres such as Lawrence Livermore and Los Alamos National Laboratories, CEA, Pittsburgh Supercomputer Center and Pacific Northwest National Laboratory. In addition Quadrics software products are fully integrated with Platform Inc. Load Sharing Facility, Etnus Inc, TotalView Debugger and Pallas' VAMPIR and VAMPIRTRACE performance analysis tools.

Quadrics corporate headquarters are located in Bristol, UK. Quadrics is part of Finmeccanica (www.finmeccanica.it) a leading aerospace and defense group. News releases and other information about Quadrics are available at www.quadrics.com.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Quadrics

Federica Pisani
Phone: (44) 117 9075375
E-mail: federica.pisani@quadrics.com

Stuttgart University chooses Bull NovaScale

Europe's 1st HPC reference using Microsoft Windows Server 2003, Datacenter Edition

Stuttgart, Paris, November 17, 2003 -

Stuttgart University has chosen Bull NovaScale™ to allow academic users and industrial partners to test their HPC (High Performance Computing) applications in a Windows Server 2003 environment.

Beyond its traditional missions, Stuttgart University hosts the High Performance Computing Center (HLRS) for Research and Industry, in particular for the automobile and aeronautic sectors. Among its customers rank DaimlerChrysler and Porsche.

The choice of Bull NovaScale™ Server

NovaScale server was selected for its 64-bit SMP architecture, based on Intel® Itanium® 2 processors and its capacity to run both the Windows Server 2003 platform as well as other operating systems. This NovaScale's multi-environment capability will enable the University and its partners to experiment the same HPC applications on multiple operating systems to measure their respective performance. These applications primarily include fluids mechanics applications (aerodynamic, acoustics) and analysis of structure.

"*Only a powerful SMP architecture could guarantee the performances we were expecting. We have been convinced by the superiority of Bull's NovaScale servers which enabled us to test the 64-bit Windows Server 2003 platform and Linux for high performance computing*" said Michael Resch, Director of HLRS, High Performance Computing Centre, Stuttgart University.

"*The 64-bit editions of the Windows Server 2003 platform deliver extraordinary levels of performance and scalability for HPC in educational environments, together with the kind of availability and reliability necessary in situations with multiple users in highly demanding computing*", said Dennis Oldroyd, Director, Windows Server Product Management Group, Microsoft Corp. "*We are extremely pleased to see Windows Server 2003, Datacenter Edition along with Bull's NovaScale™ server as the platform for German researchers at Stuttgart to test their HPC applications and to provide the HLRS for Research and Industry an important new tool for advanced product development.*"

"*The choice of Bull's NovaScaleœ servers based on Intel® Itanium® 2 processors in this demanding task makes perfect sense. The cutting-edge high performance and the flexibility they offer provide a reliable platform for the most demanding HPC applications*", declared Tom Garrison, Director of Enterprise Marketing, Intel EMEA.

"The co-operation between the HLRS, Intel, Microsoft and Bull teams was exemplary. This project shows Bull's rapid ability to execute its strategy in the world of HPC with its NovaScale™ offer", said Gérard

Send

See

- Bull HPC solutions
- White pa new chall of High Performa Computir
- Stuttgart Universit chooses I NovaScal

Roucairol, Chief Scientist of Bull

The solution adopted by Stuttgart University

- Bull NovaScale 5160, the new generation of Bull's SMP server. Based on its FAME architecture (Flexible Architecture for Multiple Environments), the configuration includes 16 standard Intel® Itanium® 2 processors and 32 GB memory.
- Microsoft Windows Server 2003, Datacenter Edition for Itanium-based Systems
- Bull's technical support on the NovaScale architecture and its operation in a HPC environment.

Announced at the end of March 2003, NovaScale was ordered by the Stuttgart University's HLRS center in July and installed in August.

See also

Bull unveils a range of open solutions for high performance computing

Bull and Quadrics team up to deliver NovaScale™ servers based clusters

Bull launches network storage solutions dedicated to High Performance Computing

November 15 -21, 2003: Bull presents the new evolutions of its NovaScale™ family of servers and of its solutions dedicated to high performance computing at Super Computing 2003, Phoenix, Arizona.

Press resource

NovaScale clusters (high resolution jpeg file - 413 kB)

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

About HLRS

H L R I S

The High Performance Computing Center in Stuttgart is Germany's number one national supercomputing center. As such it supports users from R&D and industry in the use of leading edge supercomputer technology and its applications. The mission of HLRS is to provide its users with tools and expertise to achieve top international positions in their research field.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull unveils a range of open solutions for high performance computing

"Open Source" software and standard components guarantee outstanding price/performance ratio

Paris, November 17, 2003 -

Bull has expanded its NovaScale™ range of servers to include innovative solutions specifically for high performance computing. The servers provide enough calculation power to handle the most complex applications.

While meeting demand for more open and more powerful standard solutions, capable of supporting ever increasing volumes of data, Bull's new offering paves the way to simulations which enhance understanding and knowledge of phenomena in the fields of physics, genetics, and even social and economic behavior.

Bull's solutions consist of NovaScale™ servers, clusters of server interconnection networks, networked storage solutions and software tools for administration and development, as well as optimization, of technical and high performance computing applications. They benefit from Bull's expertise in large servers, storage architectures and Open Source software. The use of Open Source and standard components guarantees an outstanding price/performance ratio.

Bull NovaScale™ servers: performance and competitiveness for high performance computing.

Based on standard building blocks - Intel®'s Itanium® 2 processors - these high-end servers offer customers immediate benefits by significantly optimizing the total cost of ownership of their IT infrastructure.

Developed in close cooperation with Intel, the high-end Bull NovaScale™ server range constitutes a key milestone in Bull's strategy of designing powerful IT environments based on standard technologies to meet the toughest demands in terms of flexibility, scalability and robustness. FAME (Flexible Architecture for Multiple Environments), the innovative architecture of Bull NovaScale™ large servers, provides unique features in terms of maintainability, reliability and scalability.

Today, the large Bull NovaScale™ servers support from 2 to 16 processors, and will soon be able to handle 32. With an SMP (Symmetrical Multi-Processor) architecture, they can efficiently support very large bandwidth and memory sizes. Bull NovaScale™ servers are truly efficient. The 16-processor Bull NovaScale™ server has achieved performance of more than 83 Gflops on the Linpack benchmark.

Each Bull NovaScale™ server can run several environments simultaneously, including Microsoft® Windows®, Linux® and Bull's

proprietary operating system GCOS, on a single server.

Server clusters solutions for scientific applications

For applications requiring several calculation nodes, Bull has partnered with Quadrics to develop server clusters solutions. These solutions make it possible to build configurations of up to several Tera-flops. They bring optimum performance, both in terms of bandwidth and latency regardless of the number of Bull NovaScale™ server processors being used as nodes. These clusters include a complete software environment, with administration tools to make operations as easy as though they were run on a single system

Powerful network storage solutions

Bull has validated and integrated the network storage solutions of its partner, DataDirect Networks, for high performance computing. Silicon Storage Appliance (S2A) products give Bull NovaScale™ servers and server clusters access to data at very high bit rates and the ability to run the most I/O demanding simulation applications.

These storage solutions are particularly suited to the needs of large, "cluster-type" applications where a large number of servers have to rapidly access several tera-bytes of data.

A complete software environment

Bull offers a complete software environment for high performance computing. Based on a Linux® kernel optimized for 64-bit servers, this environment includes powerful compilers as well as numerous scientific libraries, Open Source software, and software from HPC specialists. As such, this environment provides any programming model for high performance computing and specific tools for applications tuning and optimization.

Bull's Competence Center for High Performance Computing

Located in Grenoble, this center helps Bull's customers in the choice of architecture and infrastructure, deployment, systems optimization, storage solutions and applications.

See also

Stuttgart University chooses Bull NovaScale™

Bull and Quadrics team up to deliver NovaScale™ servers based clusters

Bull launches network storage solutions dedicated to High Performance Computing

November 15 -21, 2003: Bull presents the new evolutions of its NovaScale™ family of servers and of its solutions dedicated to high performance computing at Super Computing 2003, Phoenix, Arizona.

Press resource

NovaScale clusters (high resolution jpeg file - 413 kB)

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull unveils recapitalisation plans

Paris, November 20, 2003 -

The Board of Bull met on November 20, 2003 to agree on the most appropriate of three proposals under consideration for the reshaping of the Company's capital. The decision was taken to implement the solution most likely to provide an appropriate, positive framework for the future of the company. This solution, known as the 'shareholders and partners' option, will be submitted for the approval of all the relevant parties involved over the next few weeks.

Bull's proposed recapitalisation plan: key principles

The restructuring of Bull's equity is the third and final stage in the corporate rescue plan presented by Pierre Bonelli and adopted by the Board in March 2002.

Bull had signalled that - despite its successful operational turn-around - the Company would not have the means to repay its underlying debt. As a consequence of this, only a fundamental debt restructuring, coupled with a minimum injection of €30 million in new cash, would enable Bull to find a solution to its recapitalisation to achieve the necessary reshaping of its financial situation.

The chosen solution involves:

- Firstly, a very significant reduction in the economic value of the existing debt, currently shown in the parent Company's balance sheet, including €204 million in 'Oceanes' convertible bonds issued in 2000 and the French state loan of €490 million (including interest) granted in 2002.

- In addition, an offer to Oceanes' bondholders either to convert their holdings into shares or shares and warrants, and for the State, a relinquishment of part of its debt up to approximately 90% and profit sharing agreement for the remaining debt

- Finally, a rights issue of between €30 and €50 million, underwritten by a group of investors.

These three elements constitute an inseparable and essential overall plan designed to return the company's equity - currently standing at a deficit of €726 million - to the minimum level required under French law.

Arrangements for Oceanes bondholders

At a meeting convened today by the Board for 11 December 2003, a proposal will be put before holders of Oceanes bonds to modify the terms of their contract as follows:

- postpone the maturity date to 1 January 2033

- reduce the coupon to 0.1% starting January 1st 2004

- redemption value fixed to 100% of the bond's nominal value (against 116.5% to 117.5% initially) i.e. €15.75

- renounce the parity conversion adjustment which will result in the implementation of the planned increase in capital by the Board

The operation will lead to a decrease of approximately 90% of the bonds economic value.

Should these changes be accepted by the bondholders, the Board will submit the necessary resolutions to an Extraordinary General Meeting of shareholders, to enable the launch of a share exchange offer covering all Oceanes bonds and offering two options for each Oceane bond:

- Either 20 new shares for each bond

- Or 16 new shares and 8 warrants, each warrant carrying with it the right - for a period of one month after the issue date - to subscribe to one share at the subscription price otherwise set for the public rights issue, i.e. €0.1 per share

This operation is designed as far as possible to safeguard the interests of the Oceanes bond holders and will result in an increased liquidity of their assets.

Arrangements for dealing with the state loan

The French State loan will be treated in a similar way to the one agreed by the EGM for the Oceanes bondholders, leading to a similar reduction in its value, i.e. approximately 90%.

The remaining part of the debt will be written off in exchange for a profit sharing agreement structured in the form of a royalty based upon a predetermined percentage of the Company's consolidated pre-tax profit over €10 million for the next eight years. The royalty rate, which has yet to be finalised, will in any case not exceed 30%.

'Shareholders and Partners' recapitalisation plan

Bull's recapitalisation will be preceded by a reduction in capital designed to reduce the nominal share price from €2 per share to €0.01 per share. The total current number of share is 170,2 millions

Following this, the plan will take the form of a capital increase of €44 million, with preferential subscription rights for current shareholders, enabling them to subscribe to 440 million new shares at a unit price of €0.1. This capital increase will be 75% underwritten by a group of investors - acting on an individual basis - and providing €33 million, apportioned as follows:

NEC[1]	€7.5 million
France Telecom[2]	€7.5 million
AXA Private Equity	€7 million
Debeka	€3 million

Artemis	€2 million
350 senior Bull Group managers	€6 million

It is important to stress that, in addition to the massive commitment by Bull's managers, this solution illustrates the support for the Company from one of its major technology partners, NEC, very important customers such as France Telecom and Debeka, and well-known investment funds and private investors.

The final distribution of the Company's equity is likely to be :

- one major technological partner (NEC)	between 11% and 15%
- two important clients (France Telecom and Debeka)	between 14% and 19%
- investment fund / private investors	between 10% and 13%
- Bull management	between 6.5% and 8.5%
- Float (Oceanes bondholders, former shareholders)	between 58.5% and 44.5%

Following the completion of this recapitalisation plan, the Company's financial structure would lead to a proforma postivie net equity at end December 2003 of about €13m (based on a capital increase of €44m) and an improvement of the cash situation of €44m based on the same assumption[3] .

Conditions precedent and timescales

Taking into account the urgent need to restore the Company's finances, this plan will be put into action without delay.

Beside the approval by the market regulatory authorities for the planned operation, the implementation of this plan is dependent on the following conditions :

- The agreement of the Oceanes bondholders to the amendment of the issuance contract

- Approval by the European Commission

- Approval by the General Shareholder Meeting on the Capital increase

The French State, well informed that the European Commission has expressed its intent to refer to the European Court of Justice, has given its approval in principle, pending the approval of the European Community for the restructuring of its debt.

The capital increase and the return to a positive net equity situation will be achieved during the quarter following the EC approval, following the fulfilment of the above mentioned conditions.

The agreement of the Oceanes bondholders will be sought at the EGM on 11 December 2003.

A fresh start for Bull

This recapitalisation plan - which appears to be the most favourable solution for Bull, its employees, customers, financial creditors and shareholders - could not have been put conceived without the remarkable turnaround in the Company's operational performance. It also bears witness to the underlying credibility of its financial model and its strategic choices.

The programme of disengagement from the French State, the confidence which Bull's key technological partners and major shareholders have shown in the Company, and the massive commitment from its management team all point to a strong future for Bull. A future where the Company has the resources and ability to attract the investment and talent it needs, to support its development as a genuine player in the global information technology market.

[1]*Current shareholder with 16.9% of capital*

[2]*Current shareholder with 16.9% of capital*

[3]*At end June 2003, the negative cash situation of €581m would have become with this operation a net positive cash situation of €142m*

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

META Group and BULL issue a pan-European survey on the Return on Investment of IT security

- Only 20% of European organizations have achieved a maturity level that allows them to confront security challenges proactively - High heterogeneity of investments in IT security - The seven "Golden Rules" for successful investment - The best practices to make IT security programs succeed

Paris, November 25, 2003 -

META Group and Bull announce today the publication of a survey on the business value and the return on investment of IT security in large European enterprises and government organizations.

This survey results from face-to-face interviews with chief information security officers (CISOs) considered to be opinion leaders. The interviewees represented large organizations with between 9,500 and 70,000 end-users. Research was conducted in the UK, Germany, France, Spain, Italy, and the Nordic countries. Participants in the research were distributed across the manufacturing, finance, telecommunications, government, and utility sectors.

The business value of IT security: a key issue in the networked enterprise

More than ever, IT security is becoming a key issue for the enterprise. The growing openness of information systems (Internet, e-commerce, mobility, Wi-Fi, etc) and the new regulations that are emerging in Europe and in the USA place IT security among today's main concerns for executives and chief information officers.

At the same time, the return on investment (ROI) is a growing concern. Security represents an important financial issue, both in its intrinsic cost (it usually represents from 5% to 10% of IT investments) and in its consequences (the possibility of large losses due to attacks). However, the ROI of security is - due to its own nature - difficult to calculate.

How can security officers choose between different security projects to best protect the enterprise? How to ensure the success of investments in IT security? What value do these investments create, and how do they contribute to the business? What are the errors to avoid and the best practices to follow?

The META Group / Bull survey explored these issues in depth.

1) A weak link between security and the enterprise business processes.

As a first result, the survey highlights the weakness of the link between security and the enterprise business. While security investments are relatively higher in the core business functions related to value production - such as R&D in manufacturing, supply

chain and e-commerce management - few organizations manage risks so as to optimize the creation of a trusted infrastructure, tightly matched to the business.

2) Heterogeneous investment levels, based on cost justification rather than value measurement

Varying levels of security investment are observed, depending on industry sector, geography, business function, and the security awareness / maturity level of the specific enterprise. However, the definition of what exactly constitutes a "Security Investment" varies between enterprises, making security budgets, accounting and comparison heterogeneous.

The survey shows that - to define their budgets in security - enterprises focus more on cost justification than on value measurement.

Value measurement is rarely exploited. Few enterprises draw a link between the roll-out of an enterprise-wide security platform and better operational capability for the IT function. The easiest programs to justify are those related to virus protection - as the frequency of virus attacks makes it relatively straightforward to measure savings directly in terms of hours or days saved per end-user - and those related to identity management.

3) Today, less than 20% of European organizations have achieved a level of organizational and process maturity that allows them to confront security challenges proactively

Most companies still confront these challenges in the reactive mode.

7 "golden rules" to optimize the success of security investments

Based on the experience of their successes, their difficulties, and their failures, the CISOs interviewed in the META Group / Bull survey put in evidence the following elements:

For security managers, the most frequent causes of failure are:

- Not being involved from the start in large IT projects

- Not involving corporate and operations managers more tightly in IT security planning

- Not piloting security initiatives from the processes to secure (rather than from the technology)

- Not taking the cultural specificity of each enterprise into account

The META Group / Bull survey made it possible to group the best practices into 7 "golden rules" essential for enterprises to define, develop and roll out IT security programs successfully.

1. **For the majority of European enterprises, cost efficiency is the primary way of communicating the value of security initiatives.** Because 70% of IT organizations are still perceived by

their stakeholders as cost centers rather than value centers, a traditional ROI approach based on identifiable cost reduction (anti-virus, identity management, etc) will be the most effective means for "selling" security initiatives to the business.

2. **Security technology must support enterprise policies and processes.** The survey highlights the fundamental importance of the collaboration between IT security teams and line-of-business 'sponsors' and chief information officers to ensure the effectiveness of security projects. The survey also underlines the importance of modular, stage-by-stage program implementation for IT security projects.

3. **Security infrastructure programs should "ride" the budget process for enterprise-wide strategic applications or core infrastructure whenever possible.** The META Group / Bull survey highlights the interest of improving security by central - i.e. corporate-initiated- investments in infrastructure.

4. **Building awareness and successful communications are key to successful security program implementation.** A communications policy adapted to the enterprise culture has proven to offer CISOs increased credibility. As a result, security organizations should raise the stakes in the marketing of security in the enterprise.

5. **Risk assessments are key to security budgeting and to define priorities of investments.** The META Group / Bull survey recommends that organizations always have their risk assessments performed by a reputable external auditor, to avoid biased assessments.

6. **Enterprises must assume that the future will be far more complex than the past.** The survey underlines the importance of anticipating the increased complexity of the future IT environment. A technology- and platform-independent approach to security management is an important factor in reducing complexity.

7. **The full business value of security can only be measured in relation to a business process that generates value.** Making a link between security and processes is a key strategy for unlocking the business value that security can enable. For example, virtually all enterprises use organizational risk assessments as input to their security budgeting process. But only one of the CISOs interviewed has integrated business value into the assessments.

More information

The complete and detailed survey, including graphics and numerous quotes from CISOs, is available directly from Bull upon request.

http://www.bull.com/security/roi-survey.htm

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Southampton makes waves with £1/4 million computing system

~ Oceanography Centre signs up to Bull's high performance computing solution ~

Southampton, December 3, 2003 -

The Southampton Oceanography Centre (SOC) has invested £1/4 million in a High Performance Computing solution, supplied by Bull Information Systems Ltd.

The SOC is one of the world's leading centers for research and education in marine and earth sciences. Under the terms of the deal, Bull, a leading IT infrastructure specialist, will implement its High Performance Computing solution, based on its NovaScale servers, at the SOC research center.

NovaScale HPC solutions have been designed to process large amounts of data quickly and efficiently. The ultimate aim is to improve the capacity of SOC's analytical infrastructure. This will then act as a central resource to run oceanographical, climate modeling and geophysical applications for the organization's 450 scientists and researchers and 600 students.

"*Large volumes of data are produced by the SOC as a result of using the national supercomputing centers. We therefore needed a solution that could not only handle the load, but turn the data into useable information*", said Vic Cornell, research development manager for the IT group, SOC. "*Bull offered a complete solution that met our needs, combined with a good price performance ratio and strong benchmarking support services.*"

"*Traditionally, high-performance computing was based on extremely expensive technology, using specific processors and software applications which simply limited its use,*" said Phil Ruston, director of public sector, Bull UK & Ireland. "*All that's changing now. NovaScale uses standard processors and Open Source software, which means that the demand for the sheer power of HPC can be met much more cost effectively, and moreover integrated into existing IT systems. In the future we're going to see more and more of both public and private enterprises going for the high-performance computing option to meet their data management needs.*"

NovaScale uses Intel's new Itanium® 2 CPU technology. Since 1997, Bull has established and kept a very close partnership with Intel through the development of these 64 bit processors. With this deep knowledge of Intel technology and existing competencies for building high-end systems, Bull has been able to lead the way in addressing the technical and scientific computing market with highly competitive HPC solutions.

The HPC solution for Southampton comprises:

- A NovaScale 5160, 16-way server for OpenMP codes and MPI codes

- 6 NovaScale 4040, 4-way servers for MPI codes

- A management node comprising a single NovaScale 4040 server

- A 1 Terabyte storage subsystem with fibre channel disks

- A Quadrics QsNet I Elan 3 computing network for efficient message passing MPI and distributed file system PFS support

- A Gigabit Ethernet network for management and connection to SOC networks

- A complete HPC software environment including software development tools and cluster management tools.

The SOC project will commence in January 2004.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

About Southampton Oceanography Centre (SOC)

Southampton Oceanography Centre
UNIVERSITY OF SOUTHAMPTON AND NATURAL ENVIRONMENT RESEARCH COUNCIL

The Southampton Oceanography Centre (SOC) opened in 1995 and is a purpose-built development creating a centre for some 450 research scientists, lecturing and support staff as well over 600 undergraduate and postgraduate students. With a turnover of around £20 million per annum, the Centre's objective is clear and ambitious: to play a strategic role in global interdisciplinary marine and earth sciences.

For more information visit http://www.soc.soton.ac.uk

Contact

Bull

Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull and Kraftway announce a major technology agreement

Bull's innovative FAME architecture, at the heart of its new NovaScale range of servers, has been selected by Kraftway, a leading IT player in Russia, as the foundation of their future range of high-end open servers

Paris, Moscow, December 10, 2003 -

Bull and Kraftway today announced a major five-year OEM (Original Equipment Manufacturer) agreement, based on the following terms

- Bull will provide Kraftway with servers based on Intel® Itanium® 2 processors and its innovative FAME (Flexible Architecture for Multiple Environments) technology which is at the heart of NovaScale, its new generation of high-end servers;
- Kraftway will tailor these servers to the specific needs of its customers and sell them under its own new brand name: G-Scale;
- Bull will provide to Kraftway warranty and engineering support services;
- The initial geographical scope of this agreement is Russia.

Financial terms and conditions of this OEM agreement are not disclosed.

"*Bull is proud to announce today its first technological agreement on its FAME technology with Kraftway, a leading Russian IT player. This agreement that will enlarge our FAME market penetration, is proof again of the world-class expertise of Bull engineers who are unique in Europe when it comes to develop such high-end open servers*" declared Pierre Bonelli, Chairman and CEO of Bull.

"*Kraftway's objective is to target the high-end open server market and complete our range with Intel-based 64-bits servers. We have selected Bull's FAME architecture for our new generation of servers because it distinctively leverages Intel® Itanium® standard processors to deliver the flexibility, scalability and robustness that our customers demand at a very attractive price*" said Alexei Kudryavtsev, CEO of Kraftway Corporation.

"*Intel is very pleased that two of our strategic allies have reached an agreement which will extend the reach of Intel Itanium 2 technology in Russia. Kraftway, together with Bull's FAME architecture, has all the key assets in hand to transform this agreement into a great success story,*" added Mike Fister, Senior Vice President and General Manager Intel Enterprise Platforms Group. "*This is another example of Itanium 2 momentum in Europe, as IT managers increasingly look to Itanium 2-based servers for performance, manageability, and cost/benefit.*"

Bull is at the leading edge of computer makers investing in the Intel® Itanium® Processor Family (IPF), which is the cornerstone of its server strategy.

servers, Bull NovaScale®, based upon its FAME architecture and leveraging the Intel® Itanium® Processor Family. Using market-standard building blocks, the FAME architecture represents a technological breakthrough for high-end, mission-critical servers, delivering significant improvement in the price/performance ratio.

Nine months after their launch, Bull NovaScale servers have gained IT market recognition and won large customers. They are used notably as datawarehouse and data base servers as well as HPC (High Performance Computing) servers, which are their primary targets.

Kraftway is Number 1 on the Intel-based server market in Russia

Operating since 1993, the privately owned Kraftway Corp. has become a technology leader and a major local IT-manufacturer in Russia with a distinct focus on high-end server solutions. Kraftway was the first Russian company to launch its own Intel® Itanium®-based servers in 2002 and blade systems in 2003.

With the announcement of G-Scale server series Kraftway extends its server product line to provide a powerful, reliable, cost-effective data centre solution and a unique service package to the Russian corporate and government customers.

In April 2003, Kraftway and Intel opened a Solution Centre in Moscow to support the migration of Russian customers to IPF architecture. Kraftway will offer the expertise and resources of the Centre to the future G-Scale customers as an additional advantage.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

About Kraftway

kraftway

Kraftway Corp., established in 1993, designs, manufactures and markets under its own brand a wide range of IT hardware including PCs, servers, LCD-monitors, POS-terminals, information kiosks, computer peripherals. The production facilities in Moscow have been ISO 9000 certified in 1996.

Kraftway invests over USD 15 million in the construction of new

manufacturing and warehousing facilities with a capacity of over 1,5 million PC units per year. The factory will be put into operation in 2004.

The company focuses on serving primarily the needs of large corporations and a government sector. In 2002 Kraftway entered the SMB and SOHO market and started to build a distribution network in Russia currently covering more than 20 key Russian regions.

Kraftway pays special attention to the availability of service and support to all customers across Russia. Its service network with over 120 outlets spreads over all Russian regions.

For more information go to www.kraftway.ru

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Kraftway

Olga Belikova
Phone: 7(095) 956-49-80
E-mail: olgab@kraftway.ru

Deutsche Post chooses Bull Evidian software as the core security framework for its new-generation IT Service Backbone (SBB)

Deutsche Post corporate -MAIL division has chosen Evidian AccessMaster software as the core security framework for the new generation of its Service BackBone (SBB) integration infrastructure. Providing the foundation layer for Deutsche Post's whole new Enterprise Application Architecture (EAA) and built on the latest Liberty Alliance standards, SBB is designed to be used as a global service framework by all Deutsche Post applications. Putting at work SAML technologies, AccessMaster will therefore provide the security services in one of the most advanced and ambitious "Service Oriented Architecture" (SOA) implementations in the world today.

Paris, December 10, 2003 -

Bull announced today that its Evidian AccessMaster software has been chosen by Deutsche Post as the security foundation component of SBB (Service Backbone), Deutsche Post's new-generation integration infrastructure, dedicated to provide the service framework for Deutsche Post corporate - MAIL division applications.

Provide a fully standard, service-oriented integration infrastructure for Deutsche Post applications

Deutsche Post WorldNet is among the international leaders in mail services, logistics and financial services. With 280.000 employees, Deutsche Post WorldNet group includes Deutsche Post, DHL and Postbank. . To optimize its IT integration infrastructure so as to better serve its business processes, Deutsche Post has launched SBB, a strategic IT integration platform dedicated to support Deutsche Post's new Enterprise Application Architecture (EAA).

"*SBB has been designed to address the classical challenges faced by large companies such as ours, with the complexity of home-grown infrastructures*" said Michael Herr, Chief Technical System Architect of Deutsche Post Mail. "*In many large organizations, historical and incremental IT development has often led to narrowly focused islands of solution, with low ability to adapt to holistic, business-driven approaches. This generally results in high functional redundancy between applications, fragmented responsibilities, plus a high effort for modification. At Deutsche Post corporate - MAIL division, we have designed our Enterprise Application Architecture and SBB, a new generation integration infrastructure, as an innovative answer to this challenge. A core strategic project at Deutsche Post, it will allow us to better support our business processes, improve time to market and reduce IT costs*".

Fully service-oriented, Deutsche Post's new Enterprise Application Architecture is designed to provide a service layer abstraction between the business requirements and the IT technology. SBB provides the foundation for this architecture. Offering a powerful service oriented integration backbone, it offers complete integration services (service directory, message handling&) built on fully standard

technologies : Java, J2EE , XML, SAML, ...

Deutsche Post needed a strong security solution to provide advanced web services security based on SAML (Security Assertion Markup Language) to fit in the fully standard, service-oriented SBB architecture. It also needed to support Deutsche Post's existing environments, and to offer strong scalability, to be able to support, ultimately, the hundreds of thousands of applications users, whether employees, partners or customers.

Ensuring complete authentication, authorization, SSO and audit services, implementing the latest SAML standards.

After market evaluation of identity and access management products, Deutsche Post has chosen Evidian AccessMaster as the security framework solution for SBB, providing both authentication, authorization, single-sign-on and audit services.

Ensuring SAML-based authentication and authorization, AccessMaster will keep security policies from being dispersed across heterogeneous applications and services, enabling the applications to provide all users with personalized and secure access to the services and information they need.

As a result, AccessMaster will contribute - as a component (technical service participant) of SBB - to the safe deployment of Deutsche Post's EAA. In a global way, Deutsche Post expects strong benefits from SBB and EAA deployments : better IT support for Deutsche Post business processes, better time to market (ability to set up new services within a few days, focus on service implementation rather than data connectivity&), easy maintenance and updating, plus IT TCO reduction (reusable and common components...).

A core SBB infrastructure is already deployed at Deutsche Post. The roll-out of the second generation of SBB, incorporating AccessMaster security technology, is planed to begin in the second quarter of 2004.

"*SBB is a strategic IT project at Deutsche Post*" said Michael Herr. "*Therefore, we needed a strong security solution to rely on. We were impressed by Evidian's ability to provide comprehensive SSO, identity and access management services on all our IT environments, and particularly within our new web-services oriented, fully standard-based SBB architecture. With Evidian software, we are convinced that we will be able to grow our SBB and extend it with confidence*".

"*Deutsche Post is among the companies that define and build today the IT solutions for tomorrow, in an innovative and pragmatic way*" said Philippe Pradat, Product Group Director at Evidian. "*We met at Deutsche Post a strong vision on new IT service-oriented architecture, leveraging the latest standards. This is a vision that we share with our security software, and we are honored that AccessMaster has been chosen to contribute - as the core Security Management component - to Deutsche Post's impressive SBB project*".

About Bull Evidian

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from server design and manufacturing for secure networked infrastructures, to applications design, integration and

outsourcing. Bull Evidian is Bull's secure management software unit. Bull Evidian is a leading international player in security and service management software, in particular with its AccessMaster and OpenMaster software suites.

About Deutsche Post

Deutsche Post is a modern and effective partner within Deutsche Post World Net. Every day, Deutsche Post moves 72 million letter items. The direct marketing section in particular is ensuring high growth rates. The company is therefore excellently positioned. In the letter mail sector, Deutsche Post is the leading service provider in Europe. In their outlets, they have around 660 million instances of customer contact every year. 230,000 employees, all highly trained, ensure that this position is continually being strengthened and that Deutsche Post will continue steadily to develop even further.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Deutsche Post

Uwe Bath
Phone: +49 228 182 19105
E-mail: u.bath@deutschepost.de

Agreement with a significant number of bondholders

Paris, December 10, 2003 -

As a result of discussions with bondholders which took place after the communication concerning the recapitalisation plan on November 20th presented by the Group, the Management of Bull decided to modify the terms of the exchange offer which will be proposed to the bondholders simultaneously with the capital increase of € 44 million.

Bull will offer for each bond:

- either 20 new shares;

- or 16 new shares and 16 warrants (against 8 warrants previously), each warrant carrying with it the right for a period of one month following the settlement and delivery of the shares to subscribe to one share at the subscription price of € 0.1

A significant number of bondholders, directly or through intermediaries, have already expressed their agreement on this proposal which will be ratified by the next Board of Directors meeting and will strengthen the recapitalisation plan presented by Bull.

The General Meeting of the bondholders which will take place on December 11th 2003, will be asked to amend the terms of their contract as follows (as already stated in the press release dated November 20th):

- postpone the maturity date to January 1st 2033;

- reduce the coupon to 0.1% starting January 1st 2004;

- redemption value fixed to 100% of the bond's nominal value (against 116.5% to 117.5% initially), i.e. €15.75;

- renounce the parity conversion adjustment which will result in the implementation of the planned increase in capital by the Board.

The operations will lead to a decrease of approximately 90% of the bonds economic value.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81

E-mail: marie-claude.bessis@bull.net

The Bull OCEANE bondholders General Meeting has approved the recapitalisation plan as proposed by the Company

Paris, December 11, 2003 -

OCEANE bondholders 2005 2.25%, who met today Thursday December 11th 2003, in a General Meeting, approved with more than 95% the proposed resolutions by the Board of Directors modifying the terms of the exchange offer as follows :

- Postpone the maturity date to January 1st, 2033,

- Reduce the coupon to 0.1% starting January 1st 2004,

- Redemption value fixed to 100% of the bonds nominal value (against 116.5% to 117.5% initially), i.e. € 15.75,

- Renounce the parity conversion adjustment which will result in the implementation of the planned increase in capital by the Board.

These modifications only take effect after the approval of the French State and the European Commission concerning the State debt, the approval of the Board of Directors and of the Shareholders General Meeting on the terms of the exchange and the foreseen capital restructuring operations.

In addition, the Bondholders General Meeting has appointed ADAM (Association de Défense des Actionnaires Minoritaires), represented by Mrs Colette Neuville, as representative of the convertible bondholders.

While approving the first step of the debt restructuring, the OCEANE bondholders have accepted a strong reduction in the economic value of this debt (around 90%). The second step will see a public exchange offer proposed jointly with the capital increase foreseen in the framework of the recapitalisation plan of the company according to the following conditions:

- Either a parity of 20 new shares for each bond,

- Or a parity of 16 new shares and 16 new warrants for each bond (against 8 warrants previously), each warrant carrying with it the right for a period of one month following the settlement and delivery of the shares to subscribe to one share at the subscription price of € 0.1 per share. This modification in the parity is to be submitted for approval at the next Board meeting of Bull.

Bull wishes to thank OCEANE bondholders for both their massive support to the recapitalisation plan presented by the Board of Directors on November 20th, 2003 and their will to sustain the future of the Company.

As a consequence, the next stages of Bull's recapitalisation plan are:

- The French State debt restructuring in similar economic terms to those of OCEANE bondholders, pending the approval of the European Commission,

- The approval by the General Shareholder Meeting of the different operations foreseen on the capital restructuring.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net



Bull demonstrates robust, high-performance Linux infrastructures at "Linux Solutions" exhibition

Paris, January 29, 2004 -

At the "Linux Solutions" exhibition, which takes place in Paris February 3 to 5, 2004, Bull will show a complete set of industry-proven Linux and Open Source solutions and services designed for the deployment of robust and secure, high-performance Linux infrastructures. Bull will also introduce new versions of its Linux product offering (including Bull NovaScale® servers, LinuxExpress solutions, WebCité portal, JOnAS J2EE servers and security software) and make advanced demonstrations. Through workshops and tutorials, Bull will also reveal implementation experiences and customer case studies.

Keynote speeches, conferences and tutorials

· **"Web services and e-business: Open Source middleware challenges"**

Tuesday, February 3: Keynote speech from 9:30 am to 1:00 pm. Gérard Roucairol, Bull's Chief Scientist, will be of the speakers during the keynote session. His remarks will underline Bull's vision of the main opportunities, stakes and challenges of the "Open Source" revolution in middleware and related applications, particularly in the EAI (Enterprise Application Integration), web services, e-business, and telecom fields. The conference will also provide an overview of Open Source middleware available on the market today, with a focus on ObjectWeb, the first European consortium dedicated to Open Source middleware.

Bull's speakers will also take part in several other conferences and tutorials

· "**Around Open Source: legal, economic and social environment"** Tuesday, February 3 from 2:00 to 5.30 pm with Jean-Pierre Laisné, Director of Open Source Initiatives at Bull and President of ObjectWeb.

· **ObjectWeb technical seminar: 1st Part -** Wednesday, February 4 from 9:00 am to 12:30 pm with Emmanuel Rias, Open Source consultant at Bull

· **ObjectWeb technical seminar: 2nd Part -** Wednesday, February 4 from 2:00 to 5:30 pm with Jean Pierre Laisné and François Exertier, JOnAS project manager at Bull.

Demonstrations and product announcements in the exhibition area

Bull wil be demonstrating several of its Linux solutions at its booth. Through its important contribution to Open Source (Linux, middleware, etc) and a complete product and services offering, Bull is

a major player in the Linux world.

· **Bull NovaScale® servers**: Dedicated to front-office, back-office and scientific applications, these servers can run Linux and other operating systems simultaneously. They combine mainframe robustness with an outstanding price/performance ratio. Bull will demonstrate how NovaScale servers enable the deployment of highly-available Linux infrastructures, whose resources can be reallocated or increased dynamically.

· **Linux Infrastructure**: Solutions to facilitate robust deployment of the main Independent Software Vendors' (ISV) solutions on Linux (BEA, Oracle, SAP, etc). They combine Bull servers, pre-integrated software and infrastructure services (sizing, performance optimisation and support, etc.).

· **LinuxExpress**: A full scope of ready-to-use Linux solutions for "workgroup" and middle-office applications, offering a wide range of features, including web and groupware. LinuxExpress NAS (Network Area Storage), a new integrated solution for networked storage, under Linux will be demonstrated at Bull's booth.

· **WebCité**: An Open-Source-based citizen portal. The latest component of Open-Source-based Internet applications from Bull (portal, kiosk, teleprocedures), WebCité is a complete and flexible portal platform, particularly adapted to local government applications.

· **JonAS**: the Java/J2EE Open-Source application server developed by the ObjectWeb consortium. As a co-founder of ObjectWeb, Bull is a major contributor to the development of JOnAS, which was recently included by Red Hat in its Linux suite. Version 4 of JOnAS will be demonstrated for the first time at Bull's booth.

· **Evidian SafeKit**: The first purely software solution on Linux for disaster protection and business continuity. Through real-time file-replication, load balancing and failover, SafeKit makes Linux applications highly reliable, 24 hours a days, 7 days a week.

· **Evidian AccessMaster**: Bull Evidian's Identity and Access Management software suite on Linux.

· **Evidian NetWall 6.2**: the first version of Bull's firewall under Linux.

In addition to products, Bull will also present its BTS (**Bull Télé-services**) support services offering, which is one of the most comprehensive in Linux/Open Source in Europe.

For more information: http://www.bull.com/opensource

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide

experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull to reinforce its R&D contribution to ObjectWeb

Bull's R&D teams to bring the consortium their expertise in the Transaction management middleware

Paris, February 5, 2004 -

Bull today announces it has extended its R&D contribution to the ObjectWeb consortium, dedicated to Open Source enterprise middleware development.

"As one of the founders of ObjectWeb beginning in 2002, we take pride in the success of the consortium, which has become, within two years, one of the leading international Open Source organisations," said Gérard Roucairol, Bull's Chief Scientist. "Facing the challenge of its own growth, ObjectWeb has set itself ambitious objectives. This is why we decided to extend our contribution to the community, in areas where we have gained international recognition -- application servers, for instance -- but also in key, new areas such as transaction management middleware."

Founded in 2002 by France Telecom, Bull and INRIA, ObjectWeb is an international consortium dedicated to the development of the new generation of Open Source middleware. Leveraging an active community of more than thirty corporate members - including companies and leading research centres such as INRIA, Bull, France Telecom, Thales, NEC Soft, Red Hat and SuSE. ObjectWeb's objective is to give companies access to software tools for building critical distributed applications (e-business, EAI, calculation grids, enterprise messaging, etc.) that will combine quality, robustness and an optimised price/performance ratio. In 2003, the consortium experienced outstanding development in hosting twice as many projects as the year before and having Red Hat, SuSE et Mandrake -- three major distributions -- joining. During the same year, ObjectWeb got closer to the Apache and Eclipse communities.

Bull's labs are a major contributor to ObjectWeb with key projects such as JOnAS (Java Open Application Server), a Java-based application server including J2EE specifications. To boost solutions developed by the consortium, Bull R&D teams in France and in the US will then bring their expertise to the development of ObjectWeb's transaction tools, including mainly JOTM, a distributed transaction manager, and JORAM, a message-oriented middleware.

"Transaction management is a number one area for ObjectWeb, targeting large enterprise environments," said Christophe Ney, head of the Executive Committee of ObjectWeb. "Bull's extended contribution will greatly help us in being even more proactive in fulfilling companies' expectations in Open Source transaction management solutions allying flexibility of the Open Source environment to the robustness of industry-class solutions."

About Bull

Bull designs and develops servers and software for an open

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environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull strengthens the robustness of large applications on Linux

From front office to back office, Bull solutions strengthen robustness, security and flexibility at each level of multi-tiers application chains on Linux.

Paris, February 5, 2004 -

During the 'Solutions Linux' exhibition in Paris, Bull announced it has strengthened its Linux solutions for business-critical applications.

Designed to answer the needs of large organizations, these solutions enable the deployment of complete and robust application chains on Linux, from « front» to « back office ». These solutions particularly fit multi-tier architectures with, for instance, a web server in front-office, an application server in middle-office, and a database in back-office.

Combining powerful Linux servers, software and dedicated services, these solutions notably rely on the Intel® processor based server line from Bull.

- **Bull NovaScale® blade servers** are designed to offer both scalability, robustness integrated management functionality and easy deployment. Based on Intel® Xeon® processors, these servers are particularly adapted to front-office (Web, portal, firewall...) and « middle office » (application server...), requiring deployment of replicated applications.

- **Bull NovaScale® large SMP servers**, the new generation of Bull high-end servers based on standard components, with a modular architecture. Multi-environment (Linux, Microsoft Windows, GCOS), based on Intel® Itanium® 2 processor, supporting each from 2 to 16 processors today and being easily clustered, these servers offer « mainframe class » features: robustness, high-availability, integrated management. They are particularly adapted to the deployment of large, critical « back-office » applications on Linux (databases...).

At each level of application chains, from « front » to « back-office », Bull enables a consistent deployment of particularly robust, secure and scalable solutions, resources of which can be reallocated or dynamically increased..

Moreover, Bull developed a complete set of tools and services, for the sizing, optimization of performance. It also strengthens high-availability of the solutions from large Independent Software Vendors (EA, Oracle, SAP...), with whom Bull has established tight partnerships.

Last but not least, Bull adds to the high availability of its servers the high availability of the application themselves, with Bull Evidian SafeKit® software. A purely software solution dedicated to load balancing, automatic fail-over and file replication of critical files. SafeKit fully protects application from hardware and software failures, 24x7, along the whole application chain. SafeKit can be adapted

rapidly to any specific application chain. Moreover, if offers native « plug & play » modules for numerous environments (Web, databases...).

« *Having deployed up to now Linux for front-end and middle-office applications, more and more enterprises wish now to rely on Linux for their critical applications, in multi tiers environments* » said Bruno Pinna, Director of the Intel business unit of Bull. «*High-end robustness at each level of the application chain is a major stake. Bull brings today a true answer to this need.*».

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull and ORGA Systems to partner on the Telco market

Paris, February 12, 2004 -

Bull and ORGA Systems today announced they would be co-operating on billing solutions that are easy to use and manage and reduce overall cost of ownership. Bull and ORGA Systems will leverage their respective skills to address the issues both new entrant and incumbent Telco operators are facing in the billing area. Bull and ORGA Systems will provide turnkey and best-in class billing solutions.

This partnership, founded on the complementary know-how of the two partners, is based on the following terms:

- Bull becomes a system integrator for ORGA Systems,
- Bull and ORGA Systems will co-operate on R & D and delivery,
- ORGA Solutions will be available on the Bull platforms i.e. NovaScale® Intel based servers running different operating systems including Linux and Escala running AIXœ

"*This is a clear signal of Bull's firm commitment to the telecommunications market*" said Pierre Bonelli, Chairman and CEO of Bull. "*By joining forces with ORGA Systems - whose portfolio of billing solutions is well-known worldwide - we are enriching our offering and encouraging Telco operators to turn to easy-to-use billing solutions*".

"*The alliance with Bull reveals ORGA Systems consistent partner strategy. This co-operation shall guarantee competitive advantages to our mutual customers*", states Rainer Neumann, CEO of ORGA Systems.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

About ORGA Systems GmbH

ORGA Systems is an international company operating in the Mobile Telecommunication segment. It has employees in Germany, Spain, Italy and Brazil guaranteeing professional customer service all over the world. Being one of the technology leaders in prepaid billing, specialising in software and product development for the telecommunication industry, ORGA Systems focuses on enabling services for mobile networks. The name ORGA Systems stands for leadership in technology, consistent use of open standards, modular product design and customer oriented flexibility.

More information about ORGA Systems at www.orga-systems.com

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

ORGA Systems GmbH

Andreas Freund
Responsable Marketing
E-mail: afreund@orga-systems.com

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Barcelona European Centre for Parallelism Chooses Bull's NovaScale® Server for High-Performance Computing

Paris / Barcelona, February 16, 2004 -

The Catalonia Polytechnic University in Barcelona has signed an agreement for Bull to provide its "European Centre for Parallelism" (CEPBA) with a Bull NovaScale® server to help it meet its high-performance computing needs.

The CEPBA is a research centre dedicated to high-performance computing, which works with Ferrari, EADS, Veritas and a number of other leading European companies. Its activities range from parallel computing of a bank's data warehouse and complex calculations on aero-dynamics for the automotive industry to satellite imaging for agriculture and the optimisation of X-ray therapy in the medical field.

The CEPBA is actively involved in several projects with other high-performance computing centres in Europe, including the University of Stuttgart, which is also equipped with a Bull NovaScale® server.

For the Barcelona facility, Bull delivered a 8-processor Bull NovaScale® 5160 server, which can be upgraded to 16 processors. The European Centre now has the most powerful environments for its tests and benchmarks.

Bull NovaScale® is a range of standards-based modular servers which draw upon Bull's FAME (Flexible Architecture for Multiple Environments) architecture and leverage the Intel® Itanium® 64-bit family of processors. This combination gives these servers mainframe-class features: scalability, robustness and offer an exceptionally low entry cost for high-end servers. The Intel® Itanium® processor architecture offers almost unlimited potential for evolution over the long term. NovaScale® servers can run Linux® versions of both Red Hat and SuSE, Windows® Server 2003, as well as Bull's operating system GCOS, to provide Bull's customers and partners with a wide range of solutions.

"*The powerful SMP architecture of the Bull NovaScale® servers, together with the performance of the Intel® Itanium®2 processors, will strengthen both our university and industry research at an excellent price/performance ratio*," said Professor Mateo Valeo at the European Centre for Parallelism in Barcelona.

"*Intel® Itanium® 2 processor-based servers are enabling breakthrough research to happen faster and more affordably for commercial and academic institutions around the world. By combining high scalability with excellent price/performance, Bull NovaScale® Itanium-based servers are spurring discoveries and innovation in sectors ranging from medical to automotive*," said Tom Garrison, Director of Enterprise Marketing, Intel EMEA.

"*We take pride in our collaboration with this prestigious university research centre,*" said Bruno Pinna, Director of the Intel business unit

See

- Bull HPC solutions
- White pa new chall of High Performa Computir
- Stuttgart Universit chooses NovaScal

at Bull. "*It represents yet another step in Bull's success in the high-performance computing arena in Europe and is testimony to our ability to provide innovative and competitive solutions in this area.*"

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

About Barcelona European Centre for Parallelism

UNIVERSITAT POLITÈCNICA DE CATALUNYA

The Centre federates the high performance computing experience of the University, and more specifically that of the IT architecture department. The Ministry of Education launched the Centre which is now funded by the "Centro Superior de Investigaciones Científicas (CSIC)" and the "Universidades, Investigación y Sociedad de la Información" of the Catalunya region. Dedicated to the promotion of parallelism, this Centre has a wide experience in IT architecture as well as in parallelism, algorithms, compilers and programmation modelism.

The Centre has gained a strong recognition in tools, operational systems communications as well as in its collaboration with industrial companies and research centres.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Barcelona European Centre for Parallelism

Ana Rosa Canovas, Oficina de Prensa y Comunicación
Universitat Politécnica de Catalunya

Phone: (+34) 93 401 62 62
E-mail: ana.rosa.canovas@upc.es

Bull Presents New Open Source Technologies for Local Governments and Enterprises at the International Open Source Software Conference in Malaga

Malaga, Spain February 19, 2004 -

During the International Open Source Software Conference, which takes place in Malaga from 18 to 20 February, Bull is presenting technologies which are particularly adapted to the needs of enterprises and local governments. Developed in Bull's research and development centre, in the framework of the ObjectWeb consortium, these technologies enable the deployment of highly robust, powerful and secure Linux infrastructures.

- **Open Source Software for Critical Applications**

  Wednesday, 18 February: Pierre Salkazanov, Director of Bull's Open Source R&D Centre, presents Bull's advanced, Open Source technologies for the implementation of critical applications for enterprises and organisations, including "Linux mainframe" and High-Performance Computing solutions.

- **Technologies for E-Government Applications**

  Friday, 20 February: Miguel Valdes-Faura, Manager of the Open Source Middleware R&D Centre for Bull, is speaking about evolutions in the standards of enterprise middleware and technologies being developed by Bull in the field of e-government. These technologies are particularly used to build portals and on-line procedures to facilitate interactions between local authorities and citizens

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull Evidian's Security Software named "Best Buy" in Single-Sign-on in the enterprise

Leading International Security Magazine Gives Top Rating to Evidian Secure Access Manager, Based on Independent Product Tests

Paris, March 3, 2004 -

Bull Evidian, the secure management software unit of Bull, announces today that its Evidian Secure Access Manager security software was named "Best Buy" in the Single Sign-On product category by SC Magazine, the world's leading IT security magazine.

In its February 2004 issue, SC Magazine published the results of its tests of the key products on the market for single sign-on (SSO) in the enterprise. Products were tested by an independent expert and rated on features, ease of use, performance, documentation, support and value for money.

Evidian Secure Access Manager faced competition from Computer Associates, Novell, Entrust, Entegrity and other companies to take the "best buy" award in this group test, with a global 5 out of 5 rating. This marks the fourth award for Bull Evidian from SC Magazine and the ninth award from a major IT publication.

A core component of Evidian AccessMaster identity and access management suite, Evidian Secure Access Manager is a complete solution for centrally managing the access to heterogeneous IT infrastructures, from web to legacy. Providing access control and SSO for environments of all kinds (Windows, Linux, Unix, Citrix, Web, etc), it offers a uniquely robust yet simple way to increase security and productivity. It has already been selected by hundreds of large companies in the technology, finance, government and telecom sectors to facilitate cost-effective and faster deployment of secure IT services.

"*SC Magazine is the leading IT security magazine today and it is internationally recognized for its technical product reviews*," said Philippe Destison, Director of Bull Security Division and COO of Bull Evidian. "*We are very proud of this demonstration that Bull Evidian offers the best enterprise-wide single sign-on solution on the market today.*"

About SC Magazine

SC Magazine is the largest information security magazine in the world and has been in print for over 12 years. Published monthly, it has a global circulation of over 100,000 and is read by many thousands more. As the definitive source of information on security threats and solutions, SC Magazine is internationally recognized for its outstanding technical reviews and its comprehensive coverage of the information security marketplace.

More information : www.scmagazine.com

About Bull Evidian

Bull's mission is to provide to targeted customers seamless and open IT solutions, going from servers design and manufacturing for secure networked infrastructures, to applications design, integration and outsourcing.

Bull Evidian is Bull's secure management software unit. Bull Evidian is a leading international player in security and service management software, in particular with its AccessMaster and OpenMaster software suites.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull: Details on the Bloomberg wire report (French version only)

Louveciennes, March 3, 2004 –

Contrary to what was indicated in a Bloomberg wire report, Bull stated that to date it has received no new information with regard to the European Commission's approval of its recapitalization plan.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles — 78434 Louveciennes Cedex — France
Phone: +33(0)1 39 66 70 55 — Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull has been informed by the French government that France had submitted a financial restructuring aid for Bull to the European Commission.

Paris, March 5, 2004 -

Bull has been informed by the French government that France had submitted a financial restructuring aid for Bull to the European Commission.

The French State also mentioned being in discussion with the European Commission to determine the conditions under which the restructuring aid would be carried out.

This is part of the recapitalization plan of the Company approved by the Board of Directors and the creditors at the end of 2003.

This plan is mainly built around a capital increase, backed by a group of investors as well as the efforts of the shareholders and the creditors of the Company.

The operational turnaround of the Company, which started at the end of 2002, the confidence of both investors and bondholders in the proposed recapitalization plan are key components for the success of the transaction.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

On March 5th, Bull confirmed having been informed by the French State that it had submitted a financial restructuring aid for Bull

Paris, March 9, 2004 -

On March 5th, Bull confirmed having been informed by the French State that it had submitted a financial restructuring aid for Bull and also that it is in discussions with the European Commission to determine the conditions under which this aid would be carried out.

As mentioned in Bull's press release of March 5th, this notification is part of the recapitalisation plan approved by the Board of Directors on November 20th, 2003 and made public the same day.

As a reminder, Bull's recapitalisation plan is twofold: on one side, the decrease of 90% of the economic value of the financial debts (€500 million corresponding to the State rescue aid, including interest, and €204 million corresponding to bonds) and, on the other side, a capital increase of €44 million (of which €33 million are backed by investors).

Bull specifies that this aid, recently notified to the European Commission, is meant to enable the French State to ensure its contribution to the financial restructuring of Bull, and would be granted upon agreement from the European Commission, once the rescue aid granted by the French State in 2001-2002 has been reimbursed. This aid would not be aimed at contributing to the capital increase of the Company, and would not have to be reimbursed, but would benefit from a profit sharing agreement, similar to the one described in the recapitalisation plan announced on November 20th, 2003.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull Evidian introduces OpenMaster 6.2: Intelligent Service Management for enterprise and Telecom business processes

New software suite allows enterprises and telecom players to achieve real-time Quality of Service compliance with their business priorities

Louveciennes, March 17, 2004 -

Bull Evidian, the secure management software entity of Bull, today announced Release 6.2 of its OpenMaster software suite, delivering a step forward in service management for complex telecom and enterprise environments.

The 6.2 release extends OpenMaster's business-centric service management with new dynamic modelization, correlation and management intelligence. These enhancements enable corporations and service providers to bridge networks and IT to the Business services, for real-time support of Customer Relationship Management.

New OpenMaster 6.2 features include:

- **Real-time service management intelligence for telecom and enterprise business processes** - OpenMaster's business process management capabilities have been increased to enable real-time business impact management. Within a user-friendly, web-tree monitoring interface, it is possible to model and dynamically change any kind of business process flow, as well as the related set of telecom or IT services. Service- and business-process-oriented monitoring is empowered by an intelligent correlation solution which aggregates and processes relationships between the physical resources (network and IT components) and the business services. It is therefore possible to determine the service and business impact of any detected failure and proceed with immediate action.
- **Enhanced management capabilities for advanced telecom services** - Extending its broad range of mediation capabilities, OpenMaster now supports 3GPP standards for 3rd generation mobile telephony, opening the path to complete management of UMTS services.
- **Extended platform support** - OpenMaster platform support has been extended to encompass the complete management of Linux IT environments, including Red Hat, SuSE and Debian.

Unlike many traditional solutions, which handle management primarily at a component level (such as networks, servers, databases and applications), OpenMaster provides operators and enterprises with a customer-service-centric management capability, with an intelligent correlation of all resources related to defined business services.

Extending this powerful capability, the 6.2 release allows enterprises and telecom players to dynamically achieve quality of service (QoS)

compliance with their business priorities, therefore increasing their competitiveness and reducing their network and IT management costs.

A new software release with a customer-proven success record

OpenMaster and OpenMaster for Telecom (which adds specialized telecom applications to the core OpenMaster suite) are used by major service providers, equipment manufacturers and enterprises worldwide. Customers include the French social security agency (CNAM), Deutsche Telekom, T-Mobil, German air control agency DFS, EADS, Ericsson, France Telecom, Legrand, Lockheed Martin, Motorola, Telia, Thales and many others. A robust framework for service management, OpenMaster is also an essential component of Evidian's security software solutions, enabling notably network security supervision and monitoring.

Availability

OpenMaster Release 6.2 is available now, on Evidian's reference platforms: IBM AIX, Microsoft Windows 2000/2003, and Sun Solaris.

About Bull Evidian

Bull Evidian is Bull's secure e-business management software unit. With a reputation resulting from the confidence of some of the largest European enterprises and government organizations, Bull Evidian is an important player in service management, with its OpenMaster and OpenMaster for Telecom software suites. Bull Evidian is also a leading player in security software, with AccessMaster for identity and access management, the NetWall firewall, and SafeKit load balancing and failover software.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

GlobeCast deploys OpenMaster from Bull Evidian to manage the quality of service of a high availability network

Louveciennes, March 17, 2004 -

Bull Evidian, the secure management software entity of Bull today announced that GlobeCast, the world's leading first satellite-based broadcasting service provider, renews its confidence in OpenMaster for Telecom software by adopting the V6 release to strengthen the Quality of services it provides to GlobeCast customers.

Management to optimize the Quality of Service

GlobeCast's objective was to implement a solution supporting its ambition to provide its customers with high quality services. GlobeCast notably wished to closely manage the quality of service of its network, with fault and alarm management modules. The solution had to be able to locate any failure, identify the impacted services, and put in place new broadcasting channels, either automatically or manually.

Bull provided the hardware, the software developments, the integration services and deployed the global solution for GlobeCast.

At the core of the solution, the Evidian OpenMaster software engine makes it possible to analyze events of any origin, and to dynamically anticipate their impact on user-defined services. The solution deployed includes OpenMaster for Telecom □ Fault Monitoring, OpenMaster □ Event Correlation and an impact analysis module, which enables the correlation of IT and network objects failures with the impacted services and customers.

The deployment of OpenMaster enables GlobeCast to :

- Offer customers new ways to order services: A customer can now submit a service request via phone or via the web. This order automatically activates the service and its monitoring.
- Automatically activate requested services: The services ordered by the customer are automatically activated at the proper moment, even if the applications are on servers, such as image broadcasting on ATM and dedicated networks (optic fiber).
- Ensure continuous service monitoring: Throughout the broadcasting time, an active monitoring of networks and services guarantees the Quality of Service offered to the customer.

OpenMaster for Telecom : a proven and recognized software:

OpenMaster and OpenMaster for Telecom - which adds specialized telecom applications to the core OpenMaster suite □ are used by major service providers, equipment manufacturers and enterprises

worldwide. Customers include Deutsche Telekom T-Mobil, DFS (German air control), EADS, Ericsson, France Telecom, Legrand, Lockheed Martin, Motorola, Telia and Thales and many others. A robust framework for service management, OpenMaster is also an essential component of Bull Evidian's security software solutions, notably enabling network security supervision and management.

About GlobeCast

A subsidiary of France Telecom, GlobeCast (www.globecast.com) is the worldwide leader in satellite transmission for business broadcasters, enterprise multimedia networks and Internet access providers. With 16 offices and 15 teleports and technical centers distributed across Europe, America, Asia, Australia, Middle-East and Africa, GlobeCast offers a complete range of satellite broadcasting solutions, notably for TV networks broadcasting, secure Internet and Intranet connection, direct broadcasting, broadcasting administration, sport programs, mobile production for special events, and audio services production and broadcasting.

About Bull Evidian

Bull Evidian is Bull's secure management software unit. With a reputation resulting from the confidence of some of the largest European enterprises and government organizations, Bull Evidian is an important player in service management, with its OpenMaster and OpenMaster for Telecom software suites. Bull Evidian is also a leading player in security software, with AccessMaster for identity and access management, the NetWall firewall, and SafeKit load balancing and failover software.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull Demonstrates Solutions for Business Intelligence and Consolidation at CeBIT

Paris and Hanover, March 18, 2004 -

During the CeBIT exhibition, which takes place in Hanover from March 18th to 24th, 2004, Bull will demonstrate industry-proven solutions designed for Business Intelligence, server and storage consolidation, in partnership with world-wide leaders in their respective domains. Bull is presenting its solutions on the Intel stand (hall 2, stand A46).

Bull NovaScale® Servers Run SAS Business Intelligence Applications

Bull will demonstrate multi-tiered SAS applications running on Bull NovaScale® servers and on laptops. The Microsoft SQL Server™ 2000 (64-bit) and the back-office tier of the SAS application are hosted on a powerful Intel® Itanium®-2-based Bull NovaScale® server, while the front-office tier of the SAS application runs on a Bull NovaScale® Blade server. The demo illustrates how the Bull NovaScale® family of servers can meet the most demanding enterprise needs when using a multi-tiered architecture and Windows / SAS solution. It also demonstrates the efficiency of new wireless technologies in the daily use of Business Intelligence solutions.

Infrastructure Solutions for SAN and NAS networks with EMC

Bull will present infrastructure solutions for SAN and NAS networks combining EMC storage solutions and best-of-breed storage components from StorageTek, Veritas and Brocade. Bull will also present its SAN management solution, Bull S@N.IT!, and its SAN security consulting offering. The presentation illustrates the expertise of Bull in designing and integrating large storage networked infrastructures with backup solutions.

Information Life Cycle Management and Virtualization with Bull Media Server Virtuo and StorageTek solutions

Bull will present its approach for Information Life Cycle Management combining StorageTek-based tape libraries and Bull storage solutions. Bull's innovative solutions for backup of heterogeneous data (hosted on large proprietary mainframes as well on open and standards-based servers), include Bull OpenSave backup software and tape virtualization with Bull Media Server Virtuo. This demonstration should interest large companies with huge amounts of heterogeneous data and servers, which require backup solutions that are fast, flexible and easy to use.

Server-Based Computing with Citrix

As a Citrix Platinum partner, Bull will present its offering in consulting and integration for implementing Server-Based Computing solutions. The demonstration will illustrate the benefits for customers of Citrix and Bull Server-Based Computing solutions.

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See

- Bull Nova Servers
- Bull and Microsoft solutions
- Bull SAN infrastruc solutions

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Bull and VMware announce a reseller and support agreement

Bull to offer VMware virtualization technologies to its GCOS 7 mainframe customers

Paris, March 23, 2004 -

Bull and VMware announced today a partnership enabling Bull to provide and support the VMWare GSX Server product for its GCOS 7 mainframe customers.

This agreement is a further step in Bull's strategy to provide servers running multiple environments, including Windows and/or Linux and their respective applications, together with Bull's proprietary GCOS7 operating system.

Under the terms of this agreement, Bull will distribute VMware GSX Server as part of its GCOS 7 environment and provide comprehensive customer support through its global services organization. .

Since 2001, Bull DPS 7000/XTA customers have been benefiting from the competitive cost and openness of their Intel-based platforms.

VMware GSX Server significantly improves the flexibility of IT infrastructures: With VMware GSX Server, Bull customers will also be able to securely share Windows, Linux and GCOS 7 workloads on a single physical server, through definition of logical partitions, including predefined virtual machines. Each partition has its own Windows or Linux operating environment.

VMware GSX server will notably optimize the allocation of hardware resources (processors, memory, Network Interface cards) to the various environments on a single server.

"*As Bull has a very unique set of customers that are very loyal to Bull, we are very pleased to be entering into this agreement. We see this as further expansion in our routes to market across the EMEA region*," said Mark Stradling, Vice President, VMware Europe, Middle East and Africa.

"*The partnership with VMware reflects our strategy and our commitment to providing our GCOS7 customers with openness, flexibility and robustness, while leveraging their investments,*□"said Henri Pfahl, VP, Bull's GCOS business unit.

About Bull

Bull designs and develops servers and software for an open environment, integrating the most advanced technologies. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication and industry sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

About VMware

VMware, an EMC company (NYSE: EMC), is the global leader in virtual infrastructure software for Intel-based systems. The world's largest companies use VMware solutions to simplify their IT, fully leverage their existing computing investments and respond faster to changing business demands. VMware is based in Palo Alto, California, and conducts business in more than 100 countries worldwide.

For more information, visit www.vmware.com

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

VMware

Jane Rimmer
Phone: Tel: +44 1276 804634

Bull 2003 results

EBIT: + € 40.7 million - Net profit: + € 4.1 million - Recapitalisation deployment

Paris, March 31, 2004 -

The Board of Directors of Bull met today and examined the financial statements for the full year 2003. The results give evidence of Bull's turnaround in a difficult environment and in spite of uncertainties related to its recapitalization plan, detailed terms of which were unveiled only late 2003.

Results

The revenue, in line with expectations reached € 1265 million against € 1514 million in 2002. The gross margin[1] increased significantly from 21.4% in 2002 to 27% of the turnover for 2003, reaching € 340 million. Both products and services activities have experienced the same improvement.

SG&A expenses decreased from 24.5% in 2002 to 19% of the turnover for 2003 while R&D expenses were maintained at 4.8% of the turnover.

Earnings before tax, financial expenses, goodwill amortization and exceptional items, (EBIT[2]) amount to € 40.7 million, i.e. 3.2% of the revenue, to be compared to a loss of € 133 million in 2002: Bull here achieves its third profitable semester in a row (+ € 18 million in 2nd half 2002, + € 20 million in 1st half 2003 and + € 20.7 million in 2nd half 2003).

Financial expenses amount to € 47.6 million, of which € 24.7 million related to interest expenses on the French State loan.

The Group net result is a profit of € 4.1 million to be compared with a loss of € 548 million in 2002.

The free cash-flow[3] generated by Bull in 2003 amounts to € 55.2 million compared with a negative cash-flow of € 207 million in 2002.

---

[1] Gross margin is the difference between the revenue and cost of products and services sold

[2] EBIT is the operating profit +/- gain or loss on exchange rate

[3] The free cash flow is the operating cash flow +/- exceptional expenses related to the restructuring and other exceptionnal items

---

Operations

In 2003, Bull has enhanced the deployment of its strategy, as defined in 2002 and adapted to its new configuration, which has ambitions to deliver open IT solutions including products and services to targeted customers.

In the servers business, Bull's strategy is focused around the design and production of high-end servers for networked infrastructures. In 2003, Bull launched NovaScale, a new generation of modular enterprise servers based on standard components.

This range of systems has already won recognition from scientific, technical and business environments, notably with Dassault-Aviation and Conforama in France, HLRS, the first High Performance Computing centre in Germany and the Oceanography centre in Southampton, UK. More than a hundred servers have been delivered, showing a strong growth in the course of the second semester.

This new range of computers offers a significant evolution path for the future and provides a safe, economic and long term evolution for Bull's mainframe (GCOS) customers.

Bull also consolidated its GCOS customer base in Europe and the US, through the sales of high end DPS 9000 servers launched in 2002, and also strongly increased the sales of its DPS 7000 range of servers (GCOS 7 on Intel).

As to the Unix market, Bull has renewed its Escala range of servers (POWER/AIX) sustaining business activity, and showing a significant growth mainly in the high-end servers during the second semester.

Bull has also seen important successes in the security domain, with its products and solutions dedicated to the security of networks and information systems.

The services activities strengthened their position in some key areas: telecommunications, e-government, defence, ERPs, payment systems, business intelligence and outsourcing. They also increased their position in the deployment of complex infrastructures.

Finally, Bull reinforced its contribution in the innovative area of open source, notably through improvements of JOnAS, an application server, as well as through the development of a new range of customer based support services for open source solutions.

Recapitalisation

The Board has approved today the implementation of the recapitalization plan called "shareholders and partners" it had chosen and presented on November 20th 2003.

This solution involves firstly a very significant and similar reduction in the economic value of the debts shown in the December 31st 2003 balance sheet towards the bondholders (€ 204 million) and the French State (€ 490 million of which € 450 million principal) subject to the approval of the European Commission and secondly a capital increase

subscribed by a group of investors (NEC, France Telecom, AXA Private Equity, Groupe Artemis, Debeka and 350 Group managers).

OCEANES bonds restructuring

The bondholders General Assembly held on December 11th 2003, approved with more than 95% of the votes, the resolutions proposed by the Board of Bull regarding the amendments to the bonds issuance contract, leading to a decrease of 90% of the economic value of their debt :

- Postponement of the maturity date to January 1st 2033 ;

- Decrease of the coupon to 0.1% from January 1st 2004 ;

- Redemption value fixed to 100% of the bond's nominal value (against 116.5% to 117.5% initially) i.e. €15.75

State loan restructuring

In order to allow the French State to contribute to the recapitalization plan and in compliance with the rules and procedures of the European Commission, the following scheme has been developed :

- Notification in February 2004 by the French State to the European Commission of a restructuring aid projected for Bull amounting to € 517 million (principal and interests) combined with a profit-sharing agreement (equal to 23.5% of the current consolidated profit before taxes over € 10 millions for the next 8 years period to start in 2005); this aid would not be paid before December 31st 2004 ;

- Conversion of the rescue aid in a subordinated loan (maturity date 2033) with an interest rate of 5.23% until end 2004 and then 0.3% until 2033. The subordination is subject to a minimum conversion rate of 80% of the outstanding OCEANES bonds;

- Repayment of the loan by Bull, after approval of the restructuring aid by the European Commission;

- Payment of the restructuring aid by the French State after the repayment of the loan, and at the earliest on December 31st 2004.

The Commission has carried out a preliminary assessment of the aid in the light of the Commission guidelines on state aid for rescuing and restructuring firms in difficulty. More detailed investigations have to be carried out to ascertain, as formally stated by the European Commission, whether :

-"the plan guarantees a return to viability, in the light of a financial situation for the company which appears to have been better for some time;

- undue distortions of competition are avoided;

- the aid is limited to the minimum needed and does not provide the company with unnecessary cash resources".

After preliminary contacts with the European Commission, the Board of

Directors State representative has declared to be "confident on the compliance of the aid notified with the Commission rules and procedures, as well as on an examination of the case within a short timeframe to end-up with a formal decision within the next six months".

Capital increase and conversion offer in June 2004

On basis of the above, the Board of Directors has approved the conclusion of the new loan agreement with the French State. It has also decided to launch, in parallel with the restructuring of the French State loan, the market operations for recapitalisation, which will demonstrate the efforts of both shareholders and creditors :

Therefore the Board of Directors has approved the launch of :

- a capital increase of € 44 million, maintaining the preferential subscription rights for the current shareholders which will be allowed to subscribe 13 new shares at the price of € 0.1 per share for 5 shares previously owned ; only holders of preferential subscription will be able to subscribe and the Board has declared its intention to distribute the non exercised subscription rights to investors underwriting the capital increase.

- A public exchange offer proposed to the bondholders with a parity of either 20 new shares per bond or 16 new shares plus 16 warrants per share (each warrant carrying with it the right to subscribe to one share at a subscription price of € 0.1)

These operations will be submitted to the next General Assembly of Bull which has been called on May 25th 2004. Subject to the agreement of the market regulation authorities, both the capital increase and the public exchange offer will be launched on June 2004, , possibly prior to the European Commission approval.

Nominations

The Board, on Pierre Bonelli's proposal, has decided to co-opt Didier Pineau Valencienne as member of the Board.

The Board has also decided to propose to the next shareholders meeting the nomination of Gilles Cosson as new member of the Board.

The accession to the Board of these two new additional independent members will reinforce corporate governance in Bull just before its shareholding extension.

In addition, the Board, on Pierre Bonelli's proposal, has nominated Gervais Pellissier, currently Chief Financial Officer and member of the Board, as Chief Operating Officer. Gervais Pellissier will strengthen the Group Management in running the operations and implementing the recapitalisation.

Perspectives

In a market which is still waiting for recovery, Bull forecasts a turnover of around € 570 million and an EBIT of € 17 million for the first half year 2004.

Within two years, Bull has exceeded the profitability objectives of its turnaround plan, as proposed to the Board of Directors on March 13th, 2002.

Backed-up with a new and adapted organisation, a financial restructuring, a strong industrial strategy based on the Company's specific assets, Bull now meets the requirements in terms of viability and competitiveness, for being a profitable company in the long run.

Bull - P&L 2003

	2003	2002
(M€)	---------	---------
Bookings	**1158**	**1423**
Revenue	**1265**	**1514**
Gross margin	**340**	**324**
% CA	26,9%	21,4%
R&D	**(60,5)**	**(73,2)**
% CA	4,8%	4,8%
SG&A	**(238,8)**	**(370,6)**
% CA	18,9%	24,5%
Exchange Gain/Loss & Other costs	(0,3)	(13)
% CA	0%	0,9%
EBIT	**40,7**	**(132,8)**
% CA	3,2%	8,8%
Interests	(47,6)	(44,4)
Goodwill/Taxes	(15,2)	(40,9)
Exceptional	6,1	(151,6)
Restructuring		(225)
Capital Gains/ (Losses)	20,1	46,6
Net Income	**4,1**	**(548,1)**

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

It is with deep sorrow that Bull's management team and personnel inform you of the sudden death of Mr Pierre Bonelli, their President.

Paris, April 1, 2004 -

It is with deep sorrow that Bull's management team and personnel inform you of the sudden death of Mr Pierre Bonelli, their President.

Named President of Bull in December 2001 when Bull was facing a deep financial crisis, Pierre Bonelli took two years to carry out the operational turnaround of Bull and to devise the recapitalisation plan announced yesterday.

His tremendous professionalism and his charisma have restored to Bull the courage and pride of being a recognized company in its field.

Bull will pursue the deployment of the recapitalisation plan announced as well as the strategy Pierre Bonelli has defined and laid out.

In these tragic circumstances, Bull's management team and its personnel extend their deepest symphathy to Mrs Bonelli and her children.

Biography of Pierre Bonelli

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

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Following the sudden death of Mr. Pierre Bonelli, Chairman and Chief Executive Officer of Bull, the Company's Board of Directors met

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Paris, April 1, 2004 -

Following the sudden death of Mr. Pierre Bonelli, Chairman and Chief Executive Officer of Bull, the Company's Board of Directors met and decided:

- to appoint Gervais Pellissier, Board member, as acting Chairman of the Board of Directors,

- to confirm the appointment of Gervais Pellissier in his functions as Managing Director with all powers to represent and act in the name of the Company

- to entrust Didier Pineau-Valencienne, Board member, with a specific task to carry out the recapitalisation plan with Mr. Pellissier

- to appoint Gilles Cosson as a member of the Board for the seat left vacant by Mr. Bonelli

These measures were adopted with effect until the Board Meeting to follow Bull's Ordinary and Extraordinary Shareholders Meeting, to be held on May 25, 2004. At that time, it is foreseen that Mr. Pineau-Valencienne would be named Chairman of Bull's Board of Directors, after some necessary modifications of the Company's statutes.

All members of the Board reiterated their will to continue with the recapitalisation plan in accordance with the measures decided at the Board meetings of November 20, 2003, and March 31, 2004.

Contact

Bull
Marie-Claude Bessis
Director Corporate and Financial Communication
Groupe Bull
68 route de Versailles - 78434 Louveciennes Cedex - France
Phone: +33(0)1 39 66 70 55 - Mobile: +33(0)6 80 64 18 81
E-mail: marie-claude.bessis@bull.net

Legal | Privacy

Bull

Louveciennes, November 26, 2003

Dear bondholder,

In preparation for the General Meeting of holders of bonds convertible into and/or exchangeable for new or existing shares ("**OCEANE bonds**")* scheduled for December 11, 2003, please find enclosed the following documents:

- notice of meeting for the General Meeting of OCEANE bondholders;
- press release published after the decision of the Board of Directors on November 20, 2003;
- report from the Board of Directors submitted at this General Meeting;
- draft resolutions submitted at this General Meeting;
- proxy form.

In addition, these documents may be obtained on request from the company or from the clearing institution for the Meeting, BNP Paribas Securities Services - Service Assemblées, les Collines de l'Arche, 92057 Paris la Défense. You may also consult them on the company's Internet site (www.bull.com) as of December 1, 2003 and you may submit any questions to the company about the operation:

- by telephone: 0810 782 495
- by e-mail: srv.obligataires@bull.net

The resolutions submitted to the General Meeting of OCEANE bondholders are an integral part of the recapitalization plan for the Bull Group defined by the Board of Directors on November 20, 2003. The adoption of these resolutions is a key step in ensuring the company's continuity.

That is why we would very much like you to participate in the General Meeting scheduled for December 11, 2003

If you cannot attend, you may choose to be represented at this Meeting by returning the attached proxy form to the clearing institution.

Please note that the recapitalization operations presented in the report from the Board of Directors, which is also enclosed, will be submitted for the approval of the market authorities.

We thank you and assure you that all the group's employees are working towards the success of the recapitalization plan that will ensure Bull's future.

For the Board of Directors,
The Secretary

Christian Loyau

* Bull 2.25% 2000-2005 CV, ISIN code: FR0000181034

THE FRENCH TEXT PREVAILS

BULL

A French business corporation (*société anonyme)* with capital of €340,397,798
Registered office: 68 route de Versailles, 78430 Louveciennes.
Versailles Trade Register No. 542 046 065
INSEE N° 542 046 065 00042.

NOTICE OF CONVOCATION TO THE GENERAL MEETING OF HOLDERS OF BONDS CONVERTIBLE INTO AND/OR EXCHANGEABLE FOR NEW OR EXISTING SHARES ("OCEANES") WITH A PAR OR UNIT VALUE OF €15.75 ISSUED ON MAY 3, 2000

The owners of bonds relating to the €181,051,920 debenture bond at the annual interest rate of 2.25%, represented by 11,495,396 bonds with a par value of €15.75 each, issued in May 2000, are convened , in accordance with Article L.621-58 of the Commercial Code, to the General meeting of bondholders on December 11, 2003, at 3:00 p.m. at the Hôtel Sofitel Paris Porte de Sèvres, 8-12, rue Louis Armand, 75738 Paris (15th), to déliberate on the following agenda:

- rReading of the report of the board of directors, mainly to present the Company's situation and explained the proposed restructuring operations;

- Under the following suspensive conditions: (i) approval by the extraordinary general shareholders' meeting of the capital reduction of the amount of €338,695,809, by reduction of the par value of each share from €2 to €0.01; of the capital increase with preservation of the preferential subscription rights for shareholders up to a maximum amount of €44,000,000 (including the bond premium) at a price of €0.10 per share (i.e., a maximum nominal amount of €4,400,000), and of the additional capital increase for the holders of OCEANE for a maximum nominal amount of €3,000,000 and (ii) acceptance of the terms for the restructuring of the State debt by the French State and the European Commission:

  1°) Amendment to the OCEANE issuance contract (the "Contract"), as follows, all such changes forming an indissoluble whole:

  a) Annual interest
  The interest rate is reduced to 0.1% a year per bond effective January 1, 2004;

  b) Normal redemption: extension of the maturity and suppression of the redemption premium;
  Redemption extended to January 1, 2033 by redemption at par value of €15.75 per bond;

  2°) Powers to the Chairman to make any other changes in the Contract that may prove necessary based on this agenda, and proceed with any required formalities ;

  3°) Acknowledge and resolve that the capital increase with preservation of the preferential subscription rights of the shareholdersup to a maximum amount of €44,000,000 (including the share premium) at a price of €0.10 per share (i.e., a maximum nominal amount of €4,400,000) proposed to the extraordinary general shareholders' meeting will not result in an adjustment in the rights of OCEANE holders stipulated in the contract, in consideration for the OCEANE exchange offer and for all the liability restructuration and recapitaliation and operations mentionned in the board of directors' report;

  4°) Note that, as the result of the realization of the reduction of capital project of the amount of €338,695,809 by reduction of the par value of each share from €2 to € 0.01, proposed at the extraordinary general shareholders' meeting, the rights of OCEANE holders

will be reduced in the same proportions as if the said holders had been shareholders since the OCEANE issue date.

5°) Approval of the project by the extraordinary general shareholders' meeting authorizing the board of directors to increase the capital for employees up to 2% of the company's capital, deciding to cancel the shareholders' preferred subscription rights and to reserve subscription to said new shares for the employees pursuant to the provisions of Article L.443-5 of the Labor Code;

6°) Approval of the project by the extraordinary general shareholders' meeting authorizing the board of directors to increase the capital for OCEANE holders, during the exchange offer mentionned in the board of directors' report, for a nominal maximum amount of € 3 million by issuing a maximum of 300 million of new shares with a par value of €0.01, deciding to cancel the shareholders preferred subscription rights and to reserve the subscription of the said new shares for OCEANE holders.

Conditions for participating in the meetings:

- All OCEANE holders are entitled to attend the general meeting or to be represented by a representative of their choice as provided by law and regulations, irrespective of the number of bonds held. Proxies must be given in writing and must bear the holder's signature. They must indicate the holder's last name, first name and domicile as well as the name of any representative chosen.

- OCEANE holders wishing to attend or to be represented at the meeting must meet the following conditions:
    - Holders of registered bonds must have their bonds registered in an account no later than five (5) days before the date of the shareholders' meeting;
    - Holders of bearer bonds must provide a certificate of registration and proof of deposit through an authorized financial intermediary such as a bank, a financial institution or brokerage firm. They must file the certificate with the institution acting as a clearing institution for the operation: BNP Paribas Securities Services – Service Assemblées, les Collines de l'Arche, 92057 Paris La Défense, no later than five (5) days before the date of the OCEANE holders' meeting;
    - Proxy forms will be available on request to OCEANE holders from the financial intermediary acting as custodian of their bonds.

- The text of the proposed resolutions and the board of directors' report will be provided to OCEANE holders on request, at the company's registered office or at the offices of the clearing institution for the operation, during the two-week period preceding the date of the general meeting.

The Board of Directors

The French text prevails

THE FRENCH TEXT PREVAILS

BULL
A French business corporation (*Société Anonyme*) with capital of €340,397,798
Head quarters: 68 route de Versailles - 78430 LOUVECIENNES
Versailles Trade Register No. B 542 046 065

REPORT OF THE BOARD OF DIRECTORS TO THE GENERAL MEETING OF HOLDERS OF BONDS CONVERTIBLE INTO AND/OR EXCHANGEABLE FOR NEW OR EXISTING SHARES ("OCEANES") ISSUED IN MAY 2000, TO BE HELD ON DECEMBER 11, 2003

Dear Bondholders,

We have called this General Meeting to propose several amendments to the issuance contract governing the bonds convertible into and/or exchangeable for new and existing shares ("**OCEANE bonds**") issued to you in May 2000. These modifications are part of a larger group of operations to restructure the company's debt and share capital.

1. Presentation of BULL's financial situation

As you know, after the difficulties of the group in 2000 and 2001, we implemented a major restructuring plan with the goal of sharply reducing structural costs and returning to positive operational profitability. This objective was a prerequisite to recapitalization, which is the last step in the recovery plan aimed at restoring the group's shareholder equity (negative equity of € 724 million as of December 31, 2002).

The restructuring plan has translated into significant savings and reductions of payroll expenses. At the end of the first phase and in spite of a globally difficult IT market, the group confirmed its return to operational profitability in the first half of 2003 with an operating profit of € 20 million. This profitability should be reinforced in the second half.

Today, in order to carry through the last phase of its restructuring plan to a successful conclusion, the company must undergo radical financial restructuring to ensure that its balance sheet does not continue to bear the losses of previous years, namely:

i. negative net equity of € 724 million and

ii. gross long-term debt of € 679 million as of June 30, 2003.

The group's long-term debt, excluding securitization, breaks down in two components:

i. the loan from the French Government totaling € 478 million (including interest) as of June 30, 2003, the repayment date of which was initially set at June 17, 2003 and has been postponed to December 31, 2003;

ii. The OCEANE convertible/exchangeable bond worth € 201 million as of June 30, 2003, which matures on January 1, 2005.

Furthermore, the group has posted negative shareholder equity for two years now (periods closing on December 31, 2001 and December 31, 2002), which under the law, requires a reconstitution of shareholder equity (return to positive shareholder equity greater than one half of the company's share capital). Failure to meet this requirement exposes Bull to the risk of being liquidated at the request of any interested party to the Commercial Court.

2. Outline of the recapitalization and restructuring of BULL

In accordance with the plan presented at the time of his appointment, the Chairman of the group has undertaken, since the return to profitability in the second half of 2002, to seek out investors who can help Bull to return to a positive net equity. This search has run up against two major difficulties:

iii. on one hand, the fundamentals of the company and of the market make it impossible to find an investor likely to wipe off the group's debt and contribute the capital needed to restore shareholder equity, given the company's current debt situation,

iv. on the other hand, all the investors contacted showed a desire to invest in a company that had enough cash available to assure its development and to face short-term setbacks in the sector.

Consequently, it is essential to bring about a significant restructuring of existing debt, along with the recapitalization itself. On this subject, it is worth noting that should all the debt mentioned above be written off or converted into capital shares, an additional contribution shareholder equity of at least € 30 million would be needed to ensure a return to positive net equity.

Debt restructuring operations are being carried out taking into account the specific characteristics of each existing debt:

v. concerning the debt of € 450 million (€ 478 million with capitalized interest as of June 30, 2003) owed to the State, the repayment date of which was initially set at June 17, 2003 and has been postponed to December 31, 2003 by the Government, it is planned, after a reduction in the value of this loan, to write off the remaining amount in exchange for a profit sharing agreement subject to the approval of the European Commission. This agreement assumes, in particular that the State will behave like any private diligent creditor of Bull company, and in particular like bondholders.

vi. concerning the bond debt, restructuring will take place in two stages:

    a. Amendment of the OCEANE issuance contract, with all amendments being inseparable one from the other: postponing of the repayment date, reducing of the coupon and elimination of the redemption premium.

    b. Along with the realization of a capital increase, launching an exchange offer aimed at the OCEANE bonds and offering bondholders the option of participating in the recapitalization of the group under conditions similar to those offered to shareholders, by exchanging their bonds into shares with warrants attached.

3. Presentation of the restructuring offer proposed to OCEANE bondholders and to the shareholders of BULL

Based on the above, the company has pursued the search for new investors likely to contribute additional shareholder equity to the company and to ensure its long-term viability. This process led to the submission of several offers by investors to the Board of Directors of Bull on November 20, 2003. The Board selected the offer that it judged to be the most favorable to the interests of the Company, its bondholders, its shareholders as well as its personnel.

This offer, called the Shareholders and Partners Solution, was presented by a group of investors consisting of current shareholders, clients, investment funds and of the BULL management. In addition to the management, this group of investors consists of NEC, France Telecom, Axa Private Equity, Artemis and Debeka.

The proposed outline presents the following features:

vii. a reduction of capital justified by the company's past losses, by lowering the shares' par value from € 2 to € 0.01, that is a reduction of capital of € 338,596,309.01, bringing the authorized share capital to € 1,801,488.99 before the planned capital increase,

viii. a capital increase of € 44 million with pre-emptive subscription rights for current shareholders at a price of € 0.10 per share, underwritten for € 33 million by the group of investors listed above, acting on an individual basis, as well as almost all the managers of the group.

These operations to reduce and increase share capital will cause a very strong dilution for current shareholders.

The amount of maximum private investment by each of the members of the Shareholders and Partners Solution investor group will be the following:

- NEC: € 7.5 million
- France Telecom: € 7.5 million
- Axa Private Equity: € 7 million
- Debeka: € 3 million
- ARTEMIS Group: € 2 million
- Bull Group Management: € 6 million

ix. Amendment of the OCEANE bonds issuance contract under the conditions shown above

a. Repayment date postponed to January 1, 2033
b. Annual coupon fixed at 0.1% from January 1, 2004
c. Repayment value set at 100% of nominal, that is, € 15.75 per bond.

x. Restructuring the State loan by:

a. writing off most of this loan, after the reduction of value accepted by the bondholders in amending the issuance contract as mentioned above, under conditions acceptable to the group of investors willing to guarantee the planned capital increase;

b. exchanging the remainder of the loan after the write-off for a profit-sharing agreement structured in the form of a royalty based upon a pre-determined percentage of the

Company's consolidated pre-tax profit in excess of € 10 million for the next eight years, so that the net value of this royalty is equal to the remainder of the initial loan. The royalty rate, which has yet to be finalized, will in any case not exceed 30%.

xi. In return for accepting these modifications, and in order to make it possible to reinforce shareholder equity, the Board of Directors undertook at its meeting last November 20, to submit necessary resolutions to the Special General Meeting of Shareholders to enable the launch of an exchange offer on all Oceane bonds and offered two options for each Oceane bond:

xii. either, 20 new shares for each bond,

xiii. or, 16 new shares and 8 warrants, each warrant carrying the right - for a period of one month following the settlement and delivery of the shares - to subscribe to one share at the subscription price that was also set for the capital increase launched on the market.

Initially, your meeting is requested to approve the planned amendments to the contract today, making it possible to set new economic terms which, on one hand will assure a powerful incentive to take up the aforementioned exchange offer, and on the other hand, will make it possible to establish a reference for the reduction of the State loan.

Upon completion of this recapitalization, BULL's financial structure will show a pro forma net equity as of December 31, 2003 of € 13 million (based on a capital increase of € 44 million).

Should the planned share capital increase be entirely subscribed and should the OCEANE bondholders all opt for the exchange offer and should all the bonds with warrants attached be exercised, OCEANE bondholders as a group will hold 31% of the share capital of a group that is totally debt-free and operating profitably.

A table showing the breakdown of the company's share capital at the end of these operations is appended to this report.

The entire plan was approved by the Board of Directors of Bull on November 20, 2003. The Board decided to call a Special Shareholders' Meeting in particular to approve the capital increase as well as all the resolutions which will be needed to implement the operations described here.

In addition to the approval of market authorities, the realization of these operations is subject to the following conditions precedent:

xiv. the adoption by the meeting of the resolutions that have been presented to you related to the amendment of the issuance contract;

xv. approval by the European Commission;

xvi. approval by Special General Shareholders Meeting of the operations needed to implement the plan.

It must be specified that the State's approval of the proposed recapitalization operations is granted pending the approval of the European Commission of the debt restructuring plan. The European Commission has expressed its intention to take France to the European Court of Justice after the Bull missed the deadline to repay the French state loan (the State has postponed due date to the end of this year).

This project appears to us to be the only one that preserves the integrity of the Bull group as an independent European IT manufacturer and which provides it with the means to make a sustainable recovery because it offers bondholders and shareholders serious prospects for the revaluation of their shares.

Consequently, the Board of Directors of Bull asks the Ordinary General Meeting of OCEANE bondholders to support this plan by approving the resolutions that the Board of Directors has proposed to you, in particular those that amend the OCEANE bond issuance contract.

The amendment of the issuance contract will be implemented on condition that the Special General Meeting of Shareholders approves the reduction of capital, the capital increase with pre-emptive subscription rights of shareholders and the above-mentioned capital increase for OCEANE bondholders.

Furthermore, this amendment will be effectively implemented subject to (i) acceptance by the French Government of the debt restructuring on the same terms as those accepted by OCEANE bondholders and detailed in this report, and (ii) subsequent European Commission approval. If the State does not accept or the European Commission rejects this restructuring, the amendments approved today by this meeting will not be implemented.

In this case, as in the case of the rejection by the meeting of the resolutions which are being proposed and a refusal by OCEANE bondholders to participate massively in the proposed exchange offer, the Company will be unable to restore its shareholder equity and to face its debts. It is likely that this situation will be extremely detrimental to the interests of the Company, its creditors and its shareholders, and could jeopardize the Company's long-term survival.

4. Presentation of the draft resolutions

4.1 Conditions precedent

It should be recalled that the proposed amendments to the issuance contract take effect subject to the conditions precedent mentioned above, to wit:

xvii. approval by the Special General Meeting of Shareholders of the reduction of capital, the capital increase with pre-emptive subscription rights of shareholders, and the capital increase for OCEANE bondholders as mentioned above; and

xviii. approval by the State of the restructuring of its debt as well as approval by the European Commission.

It is also specified that the other proposed resolutions will be subject to the same conditions precedent.

4.2 Postponement of the repayment date, lowering of the coupon and elimination of the payment premium

As already indicated, the General Meeting is requested to approve the following amendments to the OCEANE bond issuance contract:

a. Repayment date postponed to January 1, 2033
b. Annual coupon fixed at 0.1% from January 1, 2004
c. Repayment value set at 100% of nominal, that is, € 15.75 per security.

(1st and 2nd resolutions)

In this respect, you are also asked to take note of the inseparable nature of these amendments (1st resolution).

Furthermore, you are asked to give the Chairman all powers to carry out these amendments and to disclose any information and proceed with any formalities required (2nd resolution).

Finally, you are asked to give the Chairman, where necessary, power to carry out any other amendment to the OCEANE bond issuance contract that may be needed because of these amendments and to disclose any information and proceed with any formalities required (3rd resolution).

4.3 <u>Absence of an adjustment of the rights of OCEANE bondholders because of the proposed reduction of capital</u>

The implementation of the Shareholders and Partners Solution calls for a reduction of capital caused by the losses, by bringing the nominal value of a share down from € 2 to € 0.01, representing a reduction of capital of € 338,596,309.01, which brings the authorized share capital to € 1,801,488.99 (before realization of the planned capital increases).

This operation will be necessary to realize the capital increases needed for the planned recapitalization, given that the proposed issue price is less than the current nominal value of the shares. It is justified by the accumulated losses of BULL, which will be allocated to the reduction of its capital.

This case is covered by article L. 225-161 paragraph 6 of the Commercial Code, which stipulates that in the case of a reduction of capital because of losses, the rights of bondholders who choose to convert their bonds, must be reduced in the same proportion as if they had been shareholders on the date that bonds were issued.

This provision is repeated in sub-paragraph 2.5.7.2 of the OCEANE bonds issue contract, as contained in the final transaction note approved by the French Securities and Exchange Commission, approval No. 00-700 of May 4, 2000.

Consequently, the Board of Directors of Bull asks the General Meeting of OCEANE bondholders to note that if the Special General Meeting of shareholders approves the proposed reduction of capital shown above, caused by losses, by reducing the nominal value of a share by € 2 to € 0.01 euro, the rights of OCEANE bondholders will be reduced in the same proportion as if they had been shareholders on the date that the OCEANE bonds were issued (5th resolution).

Consequently, the Board of Directors of Bull asks the General Meeting of the OCEANE bondholders to note that said reduction of capital will have as its only effect the remittance of a share with a nominal value of € 0.01 in place of a share with a nominal value of € 2 and that this operation will have no other impact on the situation of the OCEANE bondholders with respect to the ratio of conversion, and that it will not result in an adjustment of their rights (5th resolution).

4.4 <u>Waiver of an adjustment of rights of OCEANE bondholders in view of the proposed capital increases</u>

The proposed restructuring calls for the realization of a capital increase with pre-emptive subscription right of shareholders.

As already indicated, this capital increase totaling € 44 million will be underwritten by a group of investors up to € 33 million. The next General Meeting of Shareholders will give the Board of Directors authorization for this capital increase, up to a maximum of € 44,000,000 (including share premium) at a price of € 0.10 per share with pre-emptive subscription rights, by issuing a maximum of 440,000,000 shares (that is a capital increase of an overall maximum nominal value of € 4,400,000).

It is also planned to submit to the General Meeting of Shareholders a capital increase that will make it possible to launch an exchange offer for OCEANE bondholders for which the following exchange option will be proposed:

- either, 20 new shares for each bond,

- or, 16 new shares and 8 warrants, each warrant carrying the right - for a period of one month following the settlement and delivery of the shares - to subscribe to one share at the subscription price that was also set for the capital increase launched on the market.

With this public offer, the Company will be able to carry out a capital increase for a maximum nominal value of € 3 million by issuing a maximum of 300 million shares, with cancellation of pre-emptive subscription rights.

Furthermore, in application of the provisions of article L. 225-129 VII, paragraph 1, the Board of Directors will propose to the General Meeting of Shareholders a draft resolution to increase the capital reserved for employees as covered by article L. 443-5 of the Labor Code. To this end, it is planned to authorize the Board to carry out a capital increase for employees, up to 2% of the share capital of the Company, with cancellation of pre-emptive subscription rights.

Consequently, considering especially the commitments made by the Board of Directors with respect to the exchange offer for OCEANE bondholders, the Board of Directors of Bull asks the General Meeting of OCEANE bondholders:

xix. to take note and to resolve that the realization of the above-mentioned capital increase with pre-emptive subscription rights, the maximum amount of which will be € 44,000,000 (including share premium) at a price of € 0.10 per share (that is an overall maximum nominal value of € 4,400,000), will not result in the adjustment of the rights of OCEANE bondholders set out in article L.2.5.7.3 of the Contract, especially taking into account the Company's undertakings with respect to a proposed exchange offer for OCEANE bondholders and taking into account all the operations of recapitalization and the above-mentioned wiping off of the debt (4th resolution);

xx. to approve the other planned capital increases, with cancellation of pre-emptive subscription rights, as presented above (6th and 7th resolutions).

****

We hope that these resolutions will receive your approval.

The Board of Directors

APPENDIX

TABLE OF THE BREAKDOWN OF COMPANY SHARE CAPITAL AT THE END OF RESTRUCTURING OPERATIONS

The following table shows the company shareholding structure at the end of restructuring operations in three cases:

i. a lower case scenario supposing a subscription of € 33 million by investors (France Telecom, Nec, Axa, Artémis and Managers), and no contribution from either minority shareholders or OCEANE bondholders;

ii. a base case supposing a share capital increase of € 43 million subscribed up to € 33 million by investors, € 5.5 million by minority shareholders and € 4.6 million by bondholders (through the exercise of subscription warrants attached to the shares remitted in exchange for bonds);

iii. an upper case supposing a capital increase of € 53 million subscribed up to € 33 million by investors, € 11 million by minority shareholders and € 9.2 million by bondholders.

	Lower case		Base case		Upper case	
Shareholder	N° of securities	% of capital	N° of securities	% of capital	N° of securities	% of capital
French government	27,743,824	3.8%	27,743,824	3 .4%	27,743,824	3.1%
France Telecom	103,753,594	14.2%	103,753,594	12.8%	103,753,594	11.7%
Nec	103,753,594	14.2%	103,753,594	12.8%	103,753,594	11.7%
Axa	70,000,000	9.6%	70,000,000	8.7%	70,000,000	7.9%
Artemis	20,000,000	2.7%	20,000,000	2.5%	20,000,000	2.3%
Debeka	30,000,000	4.1%	30,000,000	3.7%	30,000,000	3.4%
Management	60,000,000	8.2%	60,000,000	7.4%	60,000,000	6.8%
Former Oceane bondholders *	229,908,000	31.5%	252,898,800	31.3%	275,889,600	31.1%
Motorola	28,753,594	3.9%	28,753,594	3.6%	28,753,594	3.2%
DNP	9,070,236	1.2%	9,070,236	1.1%	9,070,236	1.0%
Employees	10,008,366	1.4%	10,008,366	1.2%	10,008,366	1.1%
Float	37,115,691	5 .1%	92,110,191	11.4%	147,104,691	16.6%
	730,106,899	100 0%	808,092,199	100.0%	886,077,499	100.0%

** Case of a 100% conversion into shares or shares with share warrant*

THE FRENCH TEXT PREVAILS

BULL
A French business corporation (*Société Anonyme*) with capital of €340,397,798
Head quarters: 68 route de Versailles - 78430 LOUVECIENNES
Versailles Trade Register No. B 542 046 065

DRAFT RESOLUTIONS BY THE DECEMBER 2003 GENERAL MEETING OF THE OWNERS OF BONDS CONVERTIBLE INTO AND/OR EXCHANGEABLE FOR NEW OR EXISTING SHARES ("OCEANES") ISSUED IN MAY 2000, TO BE HELD ON DECEMBER 11, 2003

FIRST RESOLUTION

The General Meeting, voting under the quorum and majority conditions required for bondholders general meetings, after considering the report of the board of directors, under the following conditions precedent:

- approval by the special shareholders' meeting of the capital reduction in the amount of € 338,695,809 by reducing the par value of the share from € 2 to € 0.01; approval of the capital increase with preferential right of shareholders up to a ceiling of € 44,000,000 (including the share premium) at a price of € 0.10 per share (i.e., a maximum nominal amount of € 4,400,000), and of the additional capital increase for the owners of OCEANE bonds for a maximum nominal amount of € 3,000,000 ("Capital Transactions"),

- and acceptance of the terms for restructuring the State debt by the French government and the European Commission,

- hereby formally acknowledges that all the changes proposed in the OCEANE issuance contract as contained in the final offering circular as approved by the *Commission des Opérations de Bourse* (Number 00-700, May 4, 2000) form an indissoluble whole (the "Contract");

- and resolves to:

  - reduce the OCEANE interest rate set in the Contract from 2.25% a year to 0.1% a year, effective January 1, 2004 for interest accrued as from that date;

  - extend the normal OCEANE redemption date set in the Contract at January 1, 2005 to January 1, 2033;

  - and to eliminate the OCEANE redemption premium, the redemption price at maturity being reduced from € 18.36 to € 15.75.

SECOND RESOLUTION

The General Meeting, voting under the quorum and majority conditions required for annual general meetings, after considering the report of the board of directors, under the following conditions precedent:

- approval of the Capital Transactions by the Special Shareholders' Meeting

- and acceptance of the terms for restructuring the State debt by the French government and the European Commission,

hereby resolves that the Contract be amended as follows:

- The section "Annual Interest" in the introductory chapter entitled "Characteristics of bonds convertible into and/or exchangeable for new or existing shares" shall now be worded as follows:

  "The bonds shall carry an annual interest rate of 2.25% a year, or € 0.35 per bond, payable at maturity on January 1 of each year for the period between May 17, 2000 and December 31, 2003, and an annual interest rate of 0.1 percent a year, or € 0.015 per bond for the period starting January 1, 2004. For the period from May 17, 2000 through December 31, 2000, an interest payment shall be made on January 1, 2001, calculated on a prorated basis, amounting to € 0.22."

- Section 2.2.4 "Nominal rate" shall now be worded as follows:

  « 0,1% ».

- Paragraph 1 of section 2.2.5 "Annual interest" shall now be worded as follows:

  "These bonds shall carry an annual interest rate of 2.25% a year, or €0.35 per bond, payable at maturity on January 1 of each year, for the period between May 17, 2000 and December 31, 2003, and an annual interest rate of 0.1% a year, or € 0.015 per bond, for the period starting on January 1, 2004."

  The subsequent paragraphs in section 2.2.5 shall remain unchanged.

- The section "Duration of the loan" in the introductory chapter entitled "Characteristics of bonds convertible into and/or exchangeable for new or existing shares" shall now be worded as follows:

  "32 years and 228 days"

- The section "Normal redemption" in the introductory chapter entitled "Characteristics of bonds convertible into and/or exchangeable for new or existing shares" shall now be worded as follows:

  "Payment in full on January 1, 2033 by redemption at a price of € 15.75, or 100% of the par value."

- The first paragraph of section 2.2.6 "Payment, redemption, cancellation" shall now be worded as follows:

  "**Normal Redemption**"

  The bonds shall be paid in full by January 1, 2033, by redemption at a price of € 15.75, or 100% of the par value."

- Section 2.2.9 "Duration and average life of the loan" shall now be worded as follows:

  "32 years and 228 days (the average life is the same as the duration of the loan except in cases of conversion and/or exchange or early redemption)".

and resolves to give full powers to the Chairman to make these amendments to the Contract as well as any disclosures or formalities required.

<u>THIRD RESOLUTION</u>

The General Meeting, voting under the quorum and majority conditions required for bondholders general meetings, after considering the report of the board of directors, under the following conditions precedent:

- approval of the Capital Transactions by the Special Shareholders' Meeting

- and acceptance of the terms for restructuring the State debt by the French government and the European Commission,

hereby resolves, as need be, to give full powers to the Chairman to make any other changes in the Contract that may prove necessary based on these resolutions, and to make any disclosures or carry out any formalities required.

FOURTH RESOLUTION

The General Meeting, voting under the quorum and majority conditions required for bondholders general meetings, after considering the report of the board of directors, under the following conditions precedent:

- approval of the Capital Transactions by the Special Shareholders' Meeting

- and acceptance of the terms for restructuring the State debt by the State and the European Commission,

formally acknowledges and resolves that carrying out the capital increase while maintaining the shareholders' pre-emptive subscription right up to a ceiling of € 44,000,000 (share premium included) at a price of € 0.10 per share (i.e., a maximum nominal amount of € 4,400,000) proposed to the special shareholders' meeting will not result in an adjustment in the rights of OCEANE bondholders stipulated in section 2.5.7.3 of the contract, in consideration for the OCEANE exchange offer and for all the liability restructuring and recapitalization operations cited in the report of the board of directors.

FIFTH RESOLUTION

The General Meeting, voting under the quorum and majority conditions required for bondholders general meetings, after considering the report of the board of directors, under the following conditions precedent:

- approval of the Capital Transactions by the Special Shareholders' Meeting

- and acceptance of the terms for restructuring the State debt by the State and the European Commission,

finds that should the special shareholders' meeting approve the planned capital reduction in the amount of € 338,695,809 by reducing the par value of the share from € 2 to € 0.01, the rights of OCEANE-holders will be reduced in the same proportions as required by law, and in section 2.5.7.2 of the Contract, they shall be reduced in the same proportions as if the said bondholders had been shareholders since the OCEANE issue date.

Therefore, the General meeting takes formal note of the fact that the only effect of the said reduction is to reduce the par value of the share to € 0.01 from € 2; this situation has no effect on the position of the owners of OCEANEs as regards the conversion ratio, and it does not result in an adjustment of their rights.

SIXTH RESOLUTION

The General Meeting, voting under the quorum and majority conditions required for bondholders general meetings, after considering the report of the board of directors, under the following conditions precedent:

- approval of the Capital Transactions by the Special Shareholders' Meeting

- and acceptance of the terms for restructuring the State debt by the State and the European Commission,

hereby approves the plan by the special shareholders' meeting authorizing the board of directors, pursuant to Article L.225-129-VII and L.225-138 of the Commercial Code and L.443-1 et seq. of the Labor Code, to increase the capital for employees up to 2% of the equity in the company, resolving to cancel the shareholders' pre-emptive subscription right and to reserve the subscription to the said new shares for the employees described in Article L.443-5 of the Labor Code.

SEVENTH RESOLUTION

The General Meeting, voting under the quorum and majority conditions required for bondholders general meetings, after considering the report of the board of directors, under the following conditions precedent:

- approval of the Capital Transactions by the Special Shareholders' Meeting

- and acceptance of the terms for restructuring the State debt by the State and the European Commission,

approves the plan by the special shareholders' meeting authorizing the board of directors to increase the capital for the owners of OCEANEs, at the time of the exchange offer cited in the report of the board of directors, for a nominal amount of up to € 3 million by issuing up to 300 million new shares with a par value of € 0.01, resolving to eliminate the shareholders' pre-emptive subscription right and to reserve the subscription of the said new shares for the owners of OCEANE bonds.

[seal]

DRAFT RESOLUTIONS PROPOSED BY THE GROUPS OF OCEANE BONDHOLDERS REPRESENTING MORE THAN ONE THIRTIETH OF THE OCEANE AT THE OCEANE BONDHOLDERS MEETING OF BULL OF DECEMBER 11, 2003

RESOLUTION A

The bondholders' meeting, satisfying the quorum and majority conditions required of bondholders' meetings:

- decides that the approval of the first, second and fourth resolutions pertaining to:

- the postponement of the redemption date to January 1, 2033,
- the setting of the annual interest rate at 0.1% beginning on January 1, 2004,
- setting of the redemption value to 100% of the face value, i.e., € 15.75, and
- the waiver of the adjustment of the conversion parity resulting from the implementation of a capital increase with preferential subscription rights

shall be subject to the condition precedent of the approval by the Board of Directors of Bull of the changes made by the Company to the terms previously approved by the Board of Directors' meeting of November 20, 2003, in particular, the right for OCEANE bondholders to tender their OCEANE bonds in connection with an alternative tender officer.

and recognizes that the additional capital increase intended for OCEANE bondholders and covered in the preceding resolutions shall be raised from a total maximum par value of € 3,000,000 to a total maximum par value of 4,000,000.

RESOLUTION B

The bondholders' meeting, satisfying the quorum and majority conditions required of bondholders' meetings, decides to appoint Houlihan Lokey Howard & Zukin (UK) Limited as financial advisor and Weil, Gotshal & Manges as legal counsel in order to assist the bondholders in connection with the implementation of Capital Transactions.

The bondholders' meeting recognizes that Bull shall pay the fees of these advisors for their past and future work in connection with the implementation of Capital Transactions.

RESOLUTION C

The bondholders' meeting, satisfying the quorum and majority conditions required of bondholders' meetings, removes from office the current permanent and alternate representatives of the bondholders.

RESOLUTION D

The bondholders' meeting, satisfying the quorum and majority conditions required of bondholders' meetings, appoints as permanent representative:

A.D.A.M., represented by its Chairwoman, Mrs. Colette Neuville, residing at 4, Rue Montescot, BP 208, Chartres 28004 Cedex

RESOLUTION E

The bondholders' meeting, satisfying the quorum and majority conditions required of bondholders' meetings, appoints as alternative representative:

Michel Delbary, Certified Public Accountant and independent auditor, residing at 2, Rue Saubotte, Sauveterre de Guyenne 33540